UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 27, 2025
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to
Commission file number 1-4298

COHU, INC.
(Exact name of registrant as specified in its charter)

Delaware	**95-1934119**
(State or other jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
17087 Via Del Campo San Diego, California	**92127-1711**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (858) 848-8100

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on Which Registered
Common Stock, $1.00 par value	COHU	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐   Accelerated filer ☑   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of voting stock held by non-affiliates of the registrant was approximately $879,400,000 based on the closing stock price as reported by the Nasdaq Stock Market LLC as of June 27, 2025. Shares of common stock held by each officer and director and by each person or group who owns 5% or more of the outstanding common stock have been excluded in that such persons or groups may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 4, 2026, the Registrant had 46,888,325 shares of its $1.00 par value common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for Cohu, Inc.'s 2026 Annual Meeting of Stockholders to be held on May 15, 2026, and to be filed pursuant to Regulation 14A within 120 days after registrant's fiscal year ended December 27, 2025, are incorporated by reference into Part III of this Report.

COHU, INC.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 27, 2025

TABLE OF CONTENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 and the Securities Act of 1933, which are subject to known and unknown risks and uncertainties. The forward-looking statements include statements concerning, among other things, our business strategy (including the influence of anticipated trends and developments in our business and the markets in which we operate), financial results, operating results, revenues, gross margin, operating expenses, products, projected costs and capital expenditures, research and development programs, sales and marketing initiatives, acquisitions and competition. In some cases, you can identify these statements by our use of forward-looking words, such as "may," "might," "will," "could," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend" and "continue," the negative or plural of these words and other comparable terminology. Forward-looking statements are based on information available to us as of the filing date of this Annual Report on Form 10-K and our current expectations about future events, which are inherently subject to change and involve assumptions and known and unknown risks and uncertainties. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. We have no obligation to update any of these statements, and we assume no obligation to do so. Actual events or results may differ materially from those expressed or implied by these statements due to various factors, including but not limited to the matters discussed below in the section entitled "Item 1A: Risk Factors," and elsewhere in this Annual Report on Form 10-K. This Form 10-K also contains estimates, projections and other information concerning our industry, our business, and the markets for certain of our products, including data regarding the estimated size of those markets. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances reflected in this information. Unless otherwise expressly stated, we obtained this industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry, general publications, government data, and similar sources.

PART I

Item 1. Business.

Cohu, Inc. ("Cohu", "we", "our", "us" and the "Company") was founded in 1947 and is a global supplier of equipment and services optimizing semiconductor manufacturing yield and productivity. Cohu's differentiated and broad product portfolio enables optimized yield and productivity, accelerating customers' manufacturing time-to-market. Our products and services provide enabling capability and technology to customers that deliver connectivity around the globe, autonomous driving to our cities, high-performance computing to enable artificial intelligence ("AI") applications, advanced medical equipment to improve lives, robotic automation to accelerate productivity, and much more.

Cohu's recurring revenue consists of interface products, services, spares, upgrades, configuration tooling, and software analytics, supporting a resilient and scalable business model which complements the systems revenue driven by the capital expenditure of our customers. Our active equipment installed base exceeds 25,000 systems, serving over 280 high-volume manufacturing facilities across 108 customers in 31 countries.

Cohu's strategy is centered on innovation, with substantial research and development ("R&D") investments in product development. Cohu is capitalizing on high-growth opportunities in high-bandwidth memory ("HBM") inspection, high performance processor test in AI applications (CPUs, embedded-NPUs, discrete and integrated GPUs, ASICs and xPUs), mixed signal devices, silicon carbide ("SiC") and gallium nitride ("GaN") wide bandgap test, and AI-driven software analytics. Our employees around the world are challenged every day to design, build and deliver technology and business solutions to meet our customers' requirements.

Our Products and Services

Cohu is a leading supplier of semiconductor test automation and interface solutions, and a growing provider of semiconductor test equipment, inspection and metrology solutions, and software analytics to optimize semiconductor manufacturing yield and productivity.

We offer a comprehensive suite of equipment, interface solutions, software, spares and services designed to address the evolving requirements of global semiconductor manufacturers. Our products support customers across computing & networking, automotive, industrial, mobile and consumer electronics markets – consistently delivering high yield, improved productivity, and lower cost of test.

Cohu's systems are designed to support smart manufacturing initiatives, including interface with robotics, automated guided vehicles ("AGVs"), overhead transport systems ("OHTs"), and automated mobile robots ("AMRs") to reduce manual handling and enhance workplace safety. Our energy-efficient product designs are intended to lower test-cell power consumption, reduce operational expenses and thereby support customer sustainability goals.

Our product portfolio is organized into several key lines:

Test Automation: Test automation products include equipment and systems used to automate movement of semiconductor devices, control temperature during test, optimize throughput and efficiency, ensure quality and maximize yield in volume production. These systems use innovative active thermal management ("ATC") technology which optimizes yield through precise temperature control of high-performance processors during test and CPUs, GPUs, ASIC accelerators, network processors and other high-performance devices.

Inspection and Metrology: Equipment used to provide advanced quality inspection and metrology of molded leaded and leadless devices, post-singulated wafer level chip scale packages ("WLCSP"), and bare dies. Full six-sided optical inspection with infrared technology provide the ability to inspect the structure underneath the surface for improved production yield. Deep learning and pattern recognition boosts inspection yield, reduces over rejection, and enhances manufacturing efficiency.

Semiconductor Automated Test Equipment ("ATE"): Semiconductor ATE consists of an instrumentation and universal platform for testing semiconductor devices with best-in-class solutions in radio frequency ("RF"), digital, mixed signal and power management applications, delivering faster time to yield. Our semiconductor ATE are used both for wafer-level and device package testing.

Interface Solutions: Interface products consist of a full suite of test contactors and power probe cards that provide the electrical interface between the semiconductor test equipment and the semiconductor device presented by the test automation; optimizing signal performance via an array of consumable probe pins. Test interfaces are specific to individual semiconductor device designs, need to be replaced frequently, and increase in size and complexity with the number of devices tested in parallel; test interface is a key contributor to our recurring revenue.

Software Analytics: Software analytics products include an AI-driven digital twin software platform offering a suite of data analytics specializing in process control that turns complexity into clarity – driving smarter decisions, faster automation, and measurable business impact across the factory floor. These solutions leverage machine learning and proprietary scripting languages (DTQL®) to optimize yield and defect detection. Our software analytics provide real-time online performance monitoring, prescriptive maintenance, and machine learning process control to improve equipment utilization.

Services: Services include device applications, spares, and board repair, complemented by service agreements, which generate a more stable and consistent revenue stream. Our global service team consisting of highly skilled field engineers provide virtual and on-site support for our installed base. Our web-based communication and service customer portal platform is integrated with our enterprise resource planning ("ERP") system providing customers with 24/7 real-time access.

Cohu's ongoing investments in R&D and strategic acquisitions, including advanced analytics platforms and test interface technologies, continue to expand our technology portfolio and addressable market, positioning Cohu as a leader in semiconductor test and inspection solutions.

We have one reportable segment, Semiconductor Test and Inspection Equipment ("Semiconductor Test & Inspection"). Financial information on our reportable segment for each of the last three years is included in Note 11, "Segment and Geographic Information" in Part IV, Item 15(a) of this Form 10-K.

Sales by Product Line

During the last three fiscal years, our consolidated net sales were distributed as follows:

	2025	2024	2023
Semiconductor test & inspection systems (including kits)	40%	35%	51%
Recurring revenues [1]	60%	65%	49%

(1) Recurring revenues include interface products, spares, kits (not as part of system sales), software and services

Research and Development ("R&D")

Cohu's R&D activities focus on advancing technologies that address the increasing complexity of semiconductor devices and evolving requirements of our global customer base. Our R&D teams comprised of multidisciplinary engineers, scientists, and software developers work closely with customers and industry partners to design solutions that meet stringent quality standards.

Our innovation strategy prioritizes new capabilities in high-precision inspection and metrology, thermal control, automation, signal integrity, and AI-driven analytics. These investments strengthen Cohu's intellectual property portfolio and support the introduction of next-generation products and enhancements across our test, interface, inspection, and software product offerings.

Cohu's total R&D expenditure was $92.2 million in fiscal 2025, $84.8 million in fiscal 2024 and $88.6 million in fiscal 2023. This investment reflects our commitment to technology leadership and positions the company to capitalize on future growth opportunities in semiconductor markets.

Market Opportunity

Cohu serves a broad and growing set of semiconductor applications across automotive, industrial, mobile, consumer, and computing end-markets through our portfolio of products and services.

We continue to invest in research and development to meet rapidly increasing technical requirements across these markets. Our R&D priorities are aligned with customer needs for stringent quality while addressing ever evolving technical challenges. These investments, spanning AI-enabled analytics, high-precision inspection and metrology, advanced thermal control, and intelligent automation, expand our serviceable available market ("SAM") to approximately $3 billion and strengthen our competitive differentiation in high-complexity device segments. Cohu is well positioned in several of the fastest-growing semiconductor categories, including high-performance computing, HBM, high power semiconductors supporting AI infrastructure, advanced driver assistance systems ("ADAS"), electric vehicles, factory automation, and physical AI. Growth programs in these segments delivered incremental revenue gains in fiscal 2025, with increased recurring orders and design wins indicating stronger pull-though opportunities across test automation, inspection platforms, semiconductor test and interface products. In addition, Cohu's continued focus on more stable revenue through our recurring product offerings enhances our long-term growth profile.

Customers

Cohu's customers span the global semiconductor ecosystem and rely on our systems to address increasing demands for quality. Our customer base includes:

Integrated Device Manufacturers ("IDMs"). IDMs design, manufacture, and test their own semiconductor devices. They depend on Cohu's high-precision test automation, semiconductor test, interface solutions, thermal control systems, and inspection platforms to support high-volume manufacturing with tight quality and performance requirements.

Outsourced Semiconductor Assembly and Test ("OSATs"). OSATs provide contract assembly and test services for a diverse mix of fabless customers and IDMs. Their customers require flexible, high-throughput solutions capable of supporting a wide range of package types, heterogeneous integration, and complex power and thermal test requirements. Cohu's product portfolio enables OSATs to scale capacity efficiently while meeting stringent quality and reliability expectations.

Fabless Semiconductor Companies. Fabless companies design semiconductor devices and typically outsource manufacturing and test to OSATs. They increasingly influence test strategies to ensure device performance, reliability, and cost targets are met. They collaborate with Cohu directly or through OSAT partners to evaluate our products. Cohu's equipment and software support manufacturers across all end-markets.

During the last three fiscal years, customers that comprised 10% or greater of our consolidated net sales were as follows:

	2025	2024	2023
STMicroelectronics	*	*	12.0%

* Less than 10% of consolidated net sales.

The loss of, or a significant reduction in, orders by this or other significant customers, including reductions due to market, economic or competitive conditions or the outsourcing of semiconductor test to subcontractors that are not our customers, would adversely affect our financial condition and results of operations. For further information, see Item 1A entitled "Risk Factors" below.

Additional financial information on revenues from external customers by geographic area for each of the last three fiscal years is included in Note 11, "Segment and Geographic Information" in Part IV, Item 15(a) of this Form 10-K.

Marketing Efforts

Cohu markets its solutions globally through a direct sales organization and technical marketing managers focused on expanding our presence in high growth semiconductor segments. Our commercial model is primarily driven by a direct sales force supported by targeted independent representatives, enabling effective engagement globally with major IDMs, fabless companies, OSATs, and customers in emerging regions.

As semiconductor test, thermal systems, automation, and analytics capabilities become increasingly critical, our sales organization maintains deep technical expertise in both our product portfolio and the performance requirements of semiconductor test applications. Their technical fluency enables direct collaboration with management, engineering, operations, and procurement teams to identify upgrade opportunities with the installed base, and expand recurring revenue from software, services, and interface solutions.

Cohu continues to strengthen its regional presence across Asia-Pacific, Europe, and the U.S. where local technical engagement is essential for securing design-win positions and capturing new capacity investments. In markets with significant growth potential, we deploy dedicated Cohu personnel to deepen customer relationships and support long term revenue expansion.

Competitive Landscape

Cohu operates in the highly competitive semiconductor test, automation, and inspection equipment market. The industry is characterized by rapid technological change, cyclical demand, and a concentrated customer base, with a limited number of large semiconductor manufacturers and OSAT providers accounting for a significant portion of industry sales.

Key Competitors

Cohu's primary competitors include established global players in semiconductor test and inspection, such as Advantest, Teradyne, Hon Precision, KLA, and other Asia-based manufacturers. These companies compete across product lines including semiconductor test and automation, inspection and metrology systems, test interface solutions, and software analytics.

Competitive Differentiation

Cohu differentiates through:

- A broad and integrated product portfolio, spanning test, automation, inspection, interface solutions, thermal subsystems, and software analytics.

- Significant investments in R&D, particularly in solutions for high-growth markets such as high-performance computing, automotive ("ADAS"), and HBM.

- Proprietary technologies in active thermal control, vision inspection, and machine learning-based process control, and precision test instrumentation.

- A resilient recurring revenue model, with a strong focus on services, consumables, and software analytics.

- Strategic partnerships, targeted acquisitions, and a disciplined approach to capital allocation, enabling expansion into new markets and technologies.

- A large and highly skilled global field service organization, enabling us to support semiconductor manufacturing customers throughout the world.

Market Position and Strategy

Cohu holds a strong market position in each of its business verticals. Our strategy emphasizes:

- Accelerating growth in high-performance computing and physical AI applications.

- Expanding relationships with major customers and leading OSATs.

- Growing our service and recurring revenue business.

Industry Risks and Challenges

The competitive landscape is shaped by several factors:

- Rapid innovation cycles and the need for continuous investment in new product development.

- Pricing pressures and margin erosion, particularly in mature product lines.

- Geopolitical and supply chain risks, including trade restrictions and regional market volatility.

- The need to attract and retain engineering and technical talent.

We believe that our ongoing focus on innovation, customer relationships, and operational excellence positions us to compete effectively and capture growth opportunities in the evolving semiconductor ecosystem.

Seasonality and Cyclicality

The semiconductor industry has historically been characterized by pronounced cyclicality and seasonal demand patterns, with recurring periods of oversupply, excess capacity, and rapid shifts in capital spending. These cycles have consistently influenced the timing and magnitude of customer investments in semiconductor test, automation, inspection and metrology equipment.

As the industry transitions to newer generations of semiconductors including devices supporting AI, HBM, power electronics such as SiC, mobile, automotive, edge computing, and data center applications we expect these longstanding cyclical dynamics to continue. These next generation technologies introduce higher complexity, increased performance requirements, and more demanding test strategies, yet remain subject to the same macroeconomic factors, supply/demand imbalances, and capacity expansion cycles that have defined the industry for decades.

Accordingly, we anticipate that demand for our systems will continue to fluctuate in response to industry investment cycles, customer utilization rates, inventory corrections, new technology ramps, and broader market conditions. While these cycles can create variable periods of intense capital spending followed by contraction, they also reinforce the long-term need for highly differentiated test and automation solutions that enable customers to achieve faster time-to-yield, higher throughput, and improved cost of test.

We remain focused on navigating these fluctuations through operational discipline, a diversified product portfolio, a growing base of recurring revenue, and continued innovation aligned with the most resilient and fast-growing segments of the semiconductor market.

Backlog

Our backlog of unfilled orders for products was $165.1 million at December 27, 2025 and $138.0 million at December 28, 2024.

Backlog is generally expected to ship within the next twelve months. Our backlog at any point in time may not be representative of actual sales in any future period due to the possibility of customer changes in delivery schedules, cancellation of orders, potential delays in product shipments, and difficulties in obtaining parts from suppliers or failure to satisfy customer acceptance requirements resulting in the inability to recognize revenue under accounting requirements. Furthermore, many orders are subject to cancellation or rescheduling by the customer with limited or no penalty. A reduction in backlog during any period could have a material adverse effect on our business, financial condition, and results of operations.

Intellectual Property

Cohu's approach to identifying, securing, and enforcing our intellectual property ("IP") is a core element of our long-term competitive strength in the semiconductor test, automation, and inspection markets. We maintain a proactive and disciplined IP strategy that ensures our innovations, ranging from advanced automation architectures to software analytics, contactor technologies, precision test instrumentation, thermal subsystems, and inspection platforms, are effectively protected across all major regions in which we operate.

Our ability to design, manufacture, and commercialize industry-leading solutions depends not only on formal legal protections, such as patents, trademarks, copyrights, and trade secrets, but also on Cohu's deep domain expertise, engineering excellence, global manufacturing capabilities, and our continued investment in R&D, as well as our agility in responding to new technology inflection points. These capabilities enable us to safeguard the value we create and defend the differentiated performance our customers rely on.

We believe our IP portfolio is a critical asset that underpins our market position. Accordingly, we will continue to implement robust measures to strengthen and protect our IP, prevent misappropriation, and preserve the significant competitive advantages derived from our decades of innovation in semiconductor test and inspection.

Manufacturing

Cohu maintains a globally integrated manufacturing footprint designed to support the production of advanced semiconductor test, automation, interface, inspection and metrology solutions. Our operations are strategically distributed to balance cost efficiency, supply-chain resilience, engineering collaboration, and close proximity to customer manufacturing sites. This structure enables rapid response to technology transitions, shorter time-to-market for next-generation semiconductor devices, and reliable product delivery in markets where precision, reliability, and quality are essential.

Our manufacturing sites leverage the unique strengths of each region in which we operate. Our largest facility, located in Melaka, Malaysia, supports high-volume production of our test automation and inspection product families. We maintain a smaller operational footprint in the U.S. and Germany, located within these innovation centers, to support test automation and inspection product development, and accelerated product commercialization. Additional volume manufacturing facilities in the Philippines, Singapore and Japan support interface solutions, contactors, advanced spring probes, and industrial test contacts, each with ISO-certified operations and specialized engineering capabilities.

Cohu's supply chain is further strengthened by long-standing relationships with strategic partners, including dedicated semiconductor ATE manufacturing operations at a facility of Jabil, Inc. ("Jabil"), in Penang, Malaysia equipped with automated process lines, smart-factory capabilities, and Lean Six Sigma practices to deliver high-quality system builds at scale.

Our globally distributed operations enable close alignment with regional customer requirements. Local engineering and applications teams in Asia-Pacific, Europe and the U.S. support manufacturing transfers, customization, and on-site collaboration. This proximity ensures Cohu remains tightly connected to evolving device roadmaps in high-growth segments.

Together, these capabilities allow Cohu to deliver highly engineered solutions with consistency, quality, and responsiveness while maintaining a manufacturing base that is scalable, flexible, and well positioned to support long-term growth in the semiconductor industry.

Government Regulations

Cohu operates globally and our solutions ranging from test automation to software analytics are subject to a comprehensive framework of federal, state, local, and international laws. Because we support customers across critical semiconductor segments, including automotive, computing, mobile, industrial, and consumer markets, our products and services must comply with global trade requirements, including U.S. and foreign export controls, international treaties, sanctions regulations, customs rules, and local trade compliance standards in every region in which we operate.

We maintain a strong, proactive compliance posture and continually invest in the systems, processes, and expertise necessary to ensure responsible global operations. At present, the costs associated with meeting these regulatory obligations are not material to our capital investments, operating results, or competitive position. While future changes in global trade laws could introduce new compliance requirements, we do not currently anticipate any material impact on our ability to deliver products and services, expand into high-growth semiconductor markets, or execute on our long-term strategic objectives.

Sustainability

Cohu's commitment to strong corporate governance is integral to how we operate and how we advance our long-term strategic objectives, including our sustainability priorities. We continue to strengthen a governance framework that ensures accountability across the organization, provides disciplined oversight of key risks and opportunities, and reinforces the high ethical standards that guide our global operations.

As part of our commitment to transparent and science-aligned climate action, Cohu has formally initiated the process to develop near-term emissions reduction targets with the Science Based Targets initiative ("SBTi"). This work reflects our focus on operational excellence, responsible growth, and alignment with leading global climate standards.

We publish a comprehensive Sustainability Report on our website that provides deeper insight into our environmental, social, and governance initiatives, including metrics aligned with the Sustainability Accounting Standards Board's Technology & Communications – Semiconductor Standard. We also participate in the Carbon Disclosure Project ("CDP") and make our responses to its climate change questionnaire publicly available.

These materials including our Sustainability Report, SBTi-related disclosures, CDP responses, and website are intended solely as additional resources for stakeholders and are not incorporated by reference into this Annual Report on Form 10-K or any other filing with the United States Securities and Exchange Commission ("SEC"). Any references to such materials are inactive textual references only.

Human Capital Management

As of December 27, 2025, Cohu employed approximately 2,857 people, across 25 countries, including about 80 temporary employees. Our workforce reflects the global nature of the semiconductor industry: roughly 15% of employees are based in the Americas, 10% in Europe, and 75% in Asia-Pacific. Headcount levels have fluctuated over the past five years, primarily reflecting the cyclical dynamics of the semiconductor equipment market as well as the impact of strategic acquisitions and divestitures.

To support our position as a global leader in semiconductor test and automation, we are committed to fostering a safe, inclusive, and high-performance workplace that empowers our employees to innovate and grow. Our culture emphasizes continuous learning, professional development, ethical conduct, and direct engagement between managers and employees. These practices ensure that our teams remain agile, aligned, and equipped to meet the evolving needs of our customers in high growth markets.

Management Engagement and Workplace Practices

We anchor our workplace expectations in Cohu's core values and our Code of Business Conduct and Ethics, which guide how we treat our colleagues, partners, and communities with professionalism, dignity, and respect. We take pride in cultivating an environment that encourages innovation, cross-functional collaboration, and open communication. Our policies support freedom of association and the right to collective bargaining in accordance with applicable local laws.

While employees in the U.S. and most Asian locations are not covered by collective bargaining agreements, certain employee groups in Germany are represented by a works council and employees in Switzerland participate in the microtechnology and Swiss watch trade union. In France, all employees are covered by the "Metallurgie (ingénieurs et cadres)" Collective Bargaining Agreement, and certain employees in China belong to local trade unions. We have not experienced work stoppages and maintain strong, constructive relationships with our employees worldwide.

We are committed to maintaining workplaces free from discrimination and harassment of any kind. Employment decisions are based on skills, experience, and qualifications. We uphold global human rights principles and expect the same of our partners and suppliers.

Health and Safety

Employee health and safety are foundational to our operational excellence. We work to protect our teams and customers by conducting our operations in an environmentally responsible manner and by empowering employees to champion safe behaviors in all aspects of their work. Our goal is to drive work-related injuries and adverse health impacts as close to zero as possible through investment in safety programs, training, and protective equipment aligned with employee roles and global standards.

Compensation and Benefits

Cohu provides competitive compensation and benefits designed to attract, motivate, and retain a highly skilled workforce that is essential to our long-term success. Our compensation philosophy links employee performance to company performance through management incentive programs, equity incentive plans, global profit sharing, and other regionally tailored bonus structures. We comply with all applicable wage, hour, overtime, and benefits laws in every country in which we operate.

To promote a strong sense of ownership and alignment with shareholders, restricted stock units are granted annually to many employees, and eligible employees may purchase Cohu common stock at a 15% discount through our Employee Stock Purchase Plan. Across our global workforce, we offer a comprehensive suite of locally relevant benefits, such as supplemental medical coverage, reimbursements, wellness programs, transportation subsidies, and paid time off.

In the U.S., benefits include:

- Comprehensive health and wellness coverage for employees working an average of 24+ hours per week

- A 401(k) plan with employer matching contributions up to 4%

- Tuition reimbursement programs

- Parental leave for all new parents (birth, adoption, or foster placement)

- Robust Paid Time Off programs covering illness, vacation, holidays, civic duties, and more

Information About Our Executive Officers

The following sets forth the names, ages, positions and offices held by all executive officers of Cohu as of February 4, 2026. Our executive officers serve at the discretion of the Board of Directors (the "Board"), until their successors are appointed.

Dr. Luis Müller, 56, has served as President and Chief Executive Officer of Cohu and as a member of the Board since December 28, 2014. His previous roles at Cohu include serving as President of Cohu's Semiconductor Equipment Group ("SEG") from 2011 to 2014; Managing Director of Rasco GmbH ("Rasco") from 2009 to 2010; Vice President of Delta Design's High Speed Handling Group from 2008 to 2010; and Director of Engineering at Delta Design from 2005 to 2008. Prior to joining Cohu, Dr. Müller spent nine years at Teradyne Inc., where he held management positions in engineering and business development. Dr. Müller also serves as a director at Ralliant, Inc., a company which specializes in designing, developing, manufacturing and servicing precision instruments and highly engineered products, and where he serves on the Compensation and Nominating & Governance Committees. Until January 2026, Dr. Müller served as a director and Chair of the Audit Committee at Celestica, Inc.

Mr. Jeffrey Jones, 64, has served as Senior Vice President, Finance and Chief Financial Officer of Cohu since February 3, 2022. Prior to that, Mr. Jones served as Vice President, Finance and Chief Financial Officer from November 2007 to February 2022, and as Vice President Finance and Controller of Cohu's Delta Design subsidiary from July 2005 to November 2007. Prior to joining Delta Design, Mr. Jones, was Vice President and General Manager of the Systems Group at SBS Technologies, Inc., a designer and manufacturer of embedded computer products. Prior to SBS Technologies, Mr. Jones was an Audit Manager for Coopers & Lybrand (now PricewaterhouseCoopers).

Mr. Christopher Bohrson, 66, has served as Senior Vice President and Chief Customer Officer of Cohu since February 2, 2023. Prior to that, Mr. Bohrson served as Senior Vice President, Global Customer Group from February 2021 to February 2023, and as Sr. Vice President and General Manager, Test Handler Group beginning from October 2018 to February 2021. Previously, he was Vice President and General Manager for Digital Test Handlers from January 2017 until October 2018 and served as Vice President Sales and Service, Americas from May 2016 to January 2017. Prior to joining Cohu, from 2007 through 2016, Mr. Bohrson held several executive positions at Bosch Automotive Service Solutions/SPX, lastly as Vice President and General Manager of the OEM Diagnostics and Information Solutions group. Prior to that, Mr. Bohrson spent twenty years working in a variety of management and technical roles at Teradyne, Inc.'s semiconductor and broadband test division in the U.S. and Asia.

Mr. Klaus Ilgenfritz, 55, has served as Chief Product Officer of Cohu since January 2025, leading all of Cohu's current hardware product groups: semiconductor test, interface solutions, test handlers, and inspection metrology. Prior to that, Mr. Ilgenfritz served as Vice President and General Manager, Test Handler Group from January 2023 to January 2025. Mr. Ilgenfritz joined Cohu in June 2011 as Vice President Sales and Service, Europe. Upon the acquisition of Xcerra in 2018, he was named Vice President and General Manager for the Gravity Test In-Strip business unit. Prior to joining Cohu, he held various general management as well as product project management roles at Infineon Technologies and Rohde & Schwarz.

Succession Planning

Cohu conducts formal annual succession planning to ensure the strength and continuity of our leadership pipeline. We identify high-potential talent and create development paths that prepare employees for future roles, reinforcing our long-standing commitment to promoting from within, demonstrated by the fact that 50% of our current executive leadership team rose through Cohu's ranks.

In 2025, we launched a new cohort of 30 rising mid to senior managers in our Leadership Development Program, designed to accelerate the development of top talent across the organization. This program consists of individual assessments, multiple in-person skills training sessions, and capstone projects presented to the executive leadership team. This continuing investment in growing future leaders resulted in 40% of the previous cohort being promoted to expanded roles after completing the program. This program strengthens our internal pipeline and ensures that we continue to cultivate the next generation of leaders capable of driving Cohu's long-term success.

Available Information

Our website address is www.cohu.com. We make available free of charge, on or through our web site, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, as soon as reasonably practicable after such material is electronically filed with the SEC. Our Code of Business Conduct and Ethics and other documents related to our corporate governance are also posted on our website at https://cohu.gcs-web.com/corporate-governance/documents-charters. When required by the rules of the Nasdaq Stock Market, LLC ("Nasdaq"), or the SEC, we will disclose any future amendment to, or waiver of, any provision of the code of conduct for our chief executive officer and principal financial officer or any member or members of our board of directors on our website within four business days following the date of such amendment or waiver. Information contained on our web site is not deemed part of this report.

Item 1A. Risk Factors.

In addition to the other information in this Annual Report on Form 10-K, you should carefully consider the risk factors discussed in this Annual Report on Form 10-K in evaluating Cohu and our business (the "risk factors"). If any of the identified risks actually occur, our business, financial condition and results of operations could be materially adversely affected, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks and uncertainties described in this Annual Report on Form 10-K are not the only ones we face. Additional risks that we currently do not know about, or that we currently deem to be immaterial, may also impair our business operations or the trading price of our common stock.

Risk Factors Summary

Investing in our securities involves a high degree of risk. You should carefully consider the following factors, as well as other information in this Annual Report on Form 10-K. If any of these risks materialize, our business, financial condition, and results of operations could be materially and adversely affected, and the trading price of our common stock could decline.

Risks Relating to Our Business Operations, Growth Strategy and Industry

Semiconductor equipment is subject to rapid technological change, product introductions and transitions which may result in inventory write-offs, and our new product development involves numerous risks and uncertainties.

Semiconductor equipment and processes are subject to rapid technological change. We believe that our future success will depend in part on our ability to enhance existing products and develop new products with improved performance capabilities. In fiscal 2025, we incurred $92.2 million in R&D expenses. We expect to continue to invest heavily in research and development and must manage product transitions successfully, as introductions of new products, including the products obtained in our acquisitions, may adversely impact sales and/or margins of existing products. We have in the past made material investments in new product platforms that for various reasons, such as technical challenges or lack of customer adoption, have not generated the expected sales or return. In addition, the introduction of new products by us or by our competitors, the migration to new semiconductor testing methodologies and the custom nature of our inventory parts increases the risk that our established products and related inventory may become obsolete, resulting in significant excess and obsolete inventory exposure leading to inventory write-offs and increased inventory reserve requirements, which could have a material adverse impact on our results of operations and financial condition. Additionally, the cost of investments in new product offerings and product enhancements could have a negative impact on our operating results.

The semiconductor industry we serve is cyclical, seasonal, volatile and unpredictable, and increased cyclicality could have an adverse impact on our sales and gross margin.

The semiconductor industry is highly cyclical and unpredictable. Capital equipment providers in the semiconductor industry, such as Cohu, have, in the past, been negatively impacted by both sudden slowdowns in global economies and recurring cyclicality within the markets we serve. Our revenues and margins are affected by sudden downturns, as seen in recent years with sharp declines in mobile, automotive, and industrial market sales. For instance, mobile market sales dropped 54% in 2023 and another 10% in 2024 and yet another decrease by 17% in 2025, while automotive and industrial system sales declined 24% in 2023 and 65% in 2024 but then increased 45% in 2025. These trends have had, and may continue to have, a significant adverse impact on our business. We are unable to predict how the likely duration, frequency and severity of disruptions in financial markets, credit availability, and adverse economic conditions throughout the world and the impact of the foregoing factors will affect our customers, and we cannot ensure that the level of revenues or new orders for a fiscal year or quarter will be sustained in subsequent periods.

We outsource select manufacturing activities to third-party service providers, which decreases our control over the performance of these functions.

We outsource certain product manufacturing to third-party service providers. Dependence on outsourcing reduces our control over the performance of the outsourced functions and may also adversely affect our ability to bring new products to market. For example, we depend upon Jabil to manufacture most of our semiconductor test systems from its facility located in Malaysia. In the event that Jabil is unable to meet our current delivery schedule for semiconductor test systems, or if Jabil experienced unexpected downtime, we may not be able to sell to our customers, or have significant delays in fulfilling their orders. If we experience significant delays or disruptions with Jabil, there can be no assurance that alternative capacity could be obtained on favorable terms, if available at all. If we do not effectively manage our outsourcing strategy with these providers, we may experience operational difficulties, increased costs, manufacturing interruptions or inefficiencies in the operation of our supply chain, any or all of which could delay our delivery of products to our customers, and materially and adversely affect our business, financial condition, and results of operations.

If we deliver systems with defects, our reputation and demand for our systems may decrease, and the cost of quality events could be harmful to our operating results.

In the course of conducting our business, we must adequately address quality issues associated with our products and services, including defects in our engineering, design and manufacturing processes, as well as defects in third-party components included in our products. Our systems are complex and occasionally contain errors, defects and bugs when introduced. When this occurs, our credibility and the market acceptance and sales of our systems may be harmed. Further, if our systems contain errors, defects or bugs, computer viruses or malicious code as a result of cyber-attacks to our computer networks, our customers may experience costs due to the loss of use of the equipment or software and we may be required to expend significant capital and resources to alleviate these problems, including if related to a recall, as well as maintain or repair our reputation. To proactively address quality issues, we work extensively with our customers and suppliers and engage in product testing to determine the cause of quality problems and appropriate solutions. Finding solutions to quality issues can be expensive and may result in additional warranty, replacement and other costs.

Failure of critical suppliers to deliver sufficient quantities of parts in a timely and cost-effective manner could adversely impact our operations.

We use numerous vendors to supply parts, components and subassemblies for the manufacture of our products. Many key parts may be available only from a single supplier or a limited number of suppliers, increasing our vulnerability to supply interruptions. In addition, suppliers may, with or without advance notice, significantly raise prices or cease manufacturing certain components that are difficult to replace without significant reengineering of our products. On occasion, we have experienced problems in obtaining adequate and reliable quantities of various parts and components from certain key or sole source suppliers. For example, in 2025, we experienced supply constraints and delays in accessing certain critical components used in our test sockets due to governmental regulatory changes, which if not managed quickly and diligently, could have adversely impacted our ability to supply the finished goods and our overall gross margin in fiscal 2025. More broadly, our results of operations may be materially and adversely impacted if we do not receive sufficient parts to meet our requirements in a timely and cost-effective manner.

Inflationary pressures, along with any further increase in interest rates, increase the threat of recession and may impact our financial condition or results of operations.

Inflation and rising interest rates have increased costs for material, labor and services. These economic events are driven by factors beyond our control, and although inflationary pressures have recently moderated, we are unable to predict the future impacts, and such cost pressures may continue to adversely impact us. Our efforts to offset these cost pressures, such as through product price increases, or attempting to reduce operating costs elsewhere, may not be successful. Economic slowdowns, as seen in recent years, have dampened customer demand. Higher interest rates also increase our borrowing costs and may limit our ability to invest in growth.

The semiconductor equipment industry is intensely competitive, and we may not be able to maintain or win business over our competition.

The semiconductor equipment market is intensely competitive, with a few large customers accounting for most sales. In 2025, our ten largest customers represented 60% of total revenue. During the past five years, the percentage of our sales derived from these significant customers has varied greatly. Losing a major customer or failing to keep up with competitors' innovations could significantly impact our results. For example, the test automation industry, while relatively small in terms of worldwide market size compared to other segments of the semiconductor equipment industry, has several participants resulting in intense competitive pricing pressures. In addition, there are emerging companies that provide or may provide innovative technology incorporated in products that may compete successfully against our products. We expect our competitors to continue to improve the design and performance of their current products and to introduce new products with improved performance capabilities. If we are unable to price our existing products competitively and successfully introduce new technologically advanced and competitively priced products, then we expect that these competitive conditions would negatively impact our gross margin and operating results.

Consolidation in the semiconductor industry and within the semiconductor test equipment market could adversely affect the market for our products and negatively impact our ability to compete.

Consolidation in the semiconductor industry may reduce our customer base and could adversely affect the market for our products, which could cause a decline in our revenues. With consolidation, the number of actual and potential customers for our products has decreased in recent years. Consolidation may lead to relatively fewer opportunities to sell our products if we are not chosen as a supplier by any given prospective customer and may lead to increased pricing pressures from customers that have greater volume purchasing power. This consolidation trend could change our interactions and relationships with complementary tester, instrument, and probe card suppliers, and negatively impact our revenue and operating results.

The cyclical nature of the semiconductor equipment industry places enormous demands on our employees, operations and infrastructure.

Sudden demand changes in business conditions, positive or negative, are common in our industry but the timing of such changes is very difficult to predict. Regardless of the reason, sudden changes in demand for semiconductor equipment may have a significant impact on our operations, and increases or decreases in demand are difficult to predict and proactively plan for. We have in the past and may in the future experience difficulties, particularly in manufacturing, and with training and recruiting large numbers of additions to our workforce. The volatility in headcount and business levels, combined with the cyclical nature of the semiconductor industry, may require that we invest substantial amounts in new operational and financial systems, procedures and quality controls. Any inability to meet such requirements will have an adverse impact on our business, financial position and results of operations.

If we cannot continue to develop, manufacture, market and support products and services that meet customer requirements for innovation and quality, our revenue and gross margin may suffer.

The process of developing new high technology products and services and enhancing existing products and services is complex, costly and uncertain, and any failure by us to anticipate customers' changing needs and emerging technological trends accurately could significantly harm our sales and results of operations. Our customers' selection processes typically are lengthy and can require us to incur significant sales, service and engineering expenses, and to provide the customer evaluation systems for a period of time at no charge, in pursuit of a single customer opportunity. For example, we typically expend significant resources educating our prospective customers regarding the uses and benefits of our products, customizing our products in ways that are specific to the potential customer's needs or consigning equipment, and we might not be reimbursed for such activities. The substantial resources we devote to our sales efforts may not result in any revenues from a customer. The delays inherent in these lengthy sales cycles increase the risk that a customer will decide to cancel, curtail, reduce or delay its product plans, causing us to lose anticipated sales.

We must attract and retain experienced personnel to help support our future growth, and competition for such personnel in our industry is high.

Our success depends on attracting and retaining skilled personnel, especially in high-cost regions like California, Germany, and Switzerland. Competition for talent is fierce, and losing key employees could disrupt operations. The cost of living in these regions continues to rise, making recruitment and retention more challenging. In 2024, we experienced increased turnover in engineering roles in San Diego, California and Kolbermoor, Germany, which delayed several product development projects. In addition, the expansion of high technology companies worldwide and growth in the demand for semiconductors has increased demand for qualified personnel. There may be only a limited number of persons with the requisite skills and relevant industry experience to serve in these positions and it may become increasingly difficult for us to hire personnel over time. In order to attract and retain executives and other key employees, we must provide a competitive compensation package, including cash and stock-based compensation, along with other benefits and workplace policies. Our business, financial condition and results of operations could be materially adversely affected by the loss of any of our key employees, by the failure of any key employee to perform in his or her current position, or by our inability to attract and retain skilled employees.

The use of AI within our product development involves risks and uncertainties that may impact our operational performance and be subject to legal and/or regulatory action.

We use AI in our products to improve efficiency and performance. However, AI models may produce inaccurate results if not properly designed or trained, leading to increased downtime and higher maintenance costs for customers. Regulatory changes related to AI could require costly modifications to our products and processes. For example, our acquisition of Tignis, Inc. ("Tignis") in 2025 introduced new compliance requirements for data privacy and algorithmic transparency. While our use of commercially developed and internally created AI technology is intended to accelerate innovation and improve productivity, the algorithmic calculations used by AI may result in incorrect data production and flawed root cause analysis of identified issues. If our AI models are incorrectly designed or implemented or input data is inaccurately captured, they may produce inaccurate or unreliable results, negatively impacting the performance and reliability of our solutions. If the data is incomplete, inadequate, or biased, it could lead to suboptimal model performance, impairing the functionality of our solutions. Any malfunction or unexpected behavior in our AI-driven systems could lead to increased downtime and higher maintenance costs for our customers and potential loss of revenue. Additionally, failures in the performance of our AI models could damage our reputation, erode customer trust, and result in loss of business and negative publicity.

AI laws and regulations have proliferated in the U.S. and globally in recent years, including in 2025. AI technology is evolving at an exponential pace and federal, state, international and local regulatory bodies are assessing its risks and opportunities and implementing regulations and guidance to manage risk. U.S. and international AI regulation generally focuses on high-risk or prohibited AI tools and systems, design requirements, risk assessments and transparency. In particular, safety and effectiveness, as well as avoidance of bias and discrimination is critical. On December 11, 2025, President Trump signed an executive order ("Ensuring a National Policy Framework for Artificial Intelligence") that attempts to use federal authority to force states to drop certain regulations that may be targeted as "barriers" to technological development of AI and related systems. The executive order also directs the Attorney General to establish an AI Litigation Task Force, tasked with challenging (suing) states over their AI laws. While the executive order does not automatically preempt states from passing current or potential future legislation, it is not yet clear on what legal grounds the Department of Justice's "AI Litigation Task Force" may challenge state-level AI regulation or what impact the executive order may have on current and evolving state regulation of AI.

Additionally, the EU AI Act went into effect on August 1, 2024, which sets requirements for developers and deployers of AI systems based on a risk approach and extends its reach to those developers of AI outside of the EU where the AI product or output is used in the EU. AI regulation is continually evolving at the federal, state and international level and will continue to require financial and resource investment by us to develop, test and maintain our products and features to help us implement AI ethically in order to minimize unintended harmful impact. If we are unable to respond quickly and successfully to these developments in AI requirements or policies, we may lose our competitive position, and our products or technologies may become uncompetitive or obsolete resulting in a loss of sales.

Risks Associated with Operating a Global Business

We are exposed to the risks of operating in certain foreign locations where we manufacture certain products and support our sales and services to the global semiconductor industry.

We are a global corporation with offices and subsidiaries in certain foreign locations to manufacture our products and support our sales and services to the semiconductor industry. As such, we face risks in doing business globally. For example, while our corporate headquarters are located in California, additional key engineering, sales and administrative personnel are located in China, Germany, Japan, Malaysia, the Philippines, Singapore, Switzerland, Taiwan and elsewhere in the U.S., and our manufacturing operations are primarily located in Singapore, Malaysia, the Philippines, Japan, and the U.S. Additionally, sales of our products to customers outside of the U.S. represent a significant part of our past and anticipated revenues. Our international sales, based upon the ship-to location, as a percentage of our revenues were 90%, 86% and 88% for fiscal 2025, 2024 and 2023, respectively. In the future we expect international sales to continue to account for a significant percentage of our revenues. Certain aspects of transacting business internationally, including managing geographically dispersed operations presents difficult challenges associated with organizational alignment and infrastructure, communications and information technology, inventory control, customer relationship management, currency fluctuations, terrorist threats and related security matters and cultural diversities. If we are unsuccessful in managing such operations effectively, our business and results of operations will be adversely affected.

We have observed a continuing trend of increasing risks and challenges in the conduct of our international business activities, including expanded tariffs and other trade barriers affecting the U.S., China and other locations. Additionally, we are required to comply with foreign import and export requirements, customs and value added tax standards that can be unclear or complex. Our failure to meet these requirements and standards could negatively impact our business operations. If one or more of these risks occur, it could require us to dedicate significant resources to remedy, and if we are unsuccessful in finding a solution, our financial results will suffer.

Geopolitical instability in locations critical to us and our customers may adversely impact our operations, sales and profitability.

The majority of our sales are made to destinations in Asia. Political or economic instability, particularly in Asia, may adversely impact the demand for capital equipment, including equipment of the type we manufacture and market. An increase in geopolitical tensions involving Asia could disrupt existing semiconductor chip manufacturing and increase the prospect of an interruption to the semiconductor chip supply across the world. The world's largest semiconductor chip manufacturer is located in Taiwan and is a top supplier for many U.S. companies, many of which are part of our customer base. Additionally, other conflicts throughout the world may cause increased inflation in energy and logistics costs and could further cause general economic conditions in the U.S. or abroad to deteriorate. It is unknown how long any of these disruptions will continue and whether such disruptions will become more severe. If these trade sanctions, and related geopolitical tensions, are not resolved in the short term they could cause a lengthy disruption to all global companies. Any of these conflicts or other threatened conflicts could in turn cause an interruption to semiconductor chip supply. Related impacts to our customers and any increased costs, increased competition or constraints on resources such as freight, or other disruption in our supply chain, could result in an adverse impact to our financial results.

The occurrence of natural disasters, health epidemics, and geopolitical instability and other threats may adversely impact our operations and sales.

Our corporate headquarters, located in San Diego, California, one of our engineering centers in Germany, and many of our Asia-based manufacturing plants, engineering sites, and sales and service offices are in locations known for being vulnerable to natural disasters and other risks, such as earthquakes, floods, tsunamis, fires, volcanic eruptions, and geopolitical risks, which at times have disrupted the local economies. For example, a significant earthquake or tsunami could materially affect operating results. Our business has previously been, and may in the future be, adversely impacted by evolving and extended public health requirements around the world, including government-mandated facility shutdowns. Although we believe that we carry reasonable and appropriate business insurance, we may not be insured for certain losses and business interruptions of this kind, or for geopolitical or terrorism impacts, and presently have very limited redundant, multiple site capacity in the event of a disaster. In the event of such disaster, our business would materially suffer.

Our business could be materially and adversely affected by transition and physical climate change effects and related matters.

We analyze climate change risks in two separate categories: transition risks and physical risks. Transition risks are those risks relating to the transition of the global economy to a focus on more climate-friendly technologies. For instance, more stringent environmental policies or regulations could require us to incur increased costs and significant capital investment to transition to lower emissions technologies. Focus on sustainability has increased, and we or our industry could be stigmatized as not friendly to the environment, which could adversely affect our reputation and our business, including due to difficulties in employee hiring and retention and our ability to access capital. Physical risks from climate change that could affect our business include acute weather events such as floods, tornadoes or other severe weather and ongoing changes such as rising temperatures or extreme variability in weather patterns. These events could lead to increased capital costs from damage to our facilities, increased insurance premiums or reduced revenue from decreased production capacity based on supply chain interruptions. In addition, we regularly evaluate water-related risks across its global operating sites, with a particular focus on locations situated in areas of high or extremely high baseline water stress. Our assessment enables us to identify potential impacts on operational continuity, process-water needs, facility maintenance, and employee health and safety. For sites located in higher-risk regions, we assess the potential for interruptions to municipal supply, competition for water resources, and degradation of source-water quality due to climatic or environmental conditions. While we attempt to focus on the short-term (0-3 years) and medium-term (3-5 years) as a strategy to enable us to take more pragmatic and tangible actions based on known or reasonably predictable facts and circumstances, there can be no assurance that our predictions are accurate or will curtail adverse impacts. Any of these events could have a material adverse effect on our business, financial condition or results of operations.

We are exposed to additional risks as a result of increased attention by our stakeholders to sustainability, including environmental, social and governance matters.

Our stakeholders, including customers, investors, advisory firms, employees, and suppliers among others, are increasing their attention to, and establishing expectations for, sustainability and related matters. These expectations can extend to our corporate practices, initiatives, and disclosures, as well as stakeholder standards or preferences for investments or doing business. Third-party agencies have also established or added standards for rating companies on a range of sustainability-related factors that may be inconsistent and subject to change. Conversely, "anti-ESG" sentiment has gained momentum across the U.S., with a growing number of states, federal agencies, the executive branch and Congress having enacted, proposed or indicated an intent to pursue "anti-ESG" policies, legislation or issued related legal opinions and engaged in related investigations and litigation. If investors subject to "anti-ESG" legislation view our ESG practices as being in contradiction of such "anti-ESG" policies, legislation or legal opinions, such investors may not invest in us and it could negatively impact the price of our common stock. In addition, corporate diversity, equity and inclusion ("DEI") practices have recently come under increasing scrutiny. For example, some advocacy groups and federal and state officials have asserted that the U.S. Supreme Court's decision striking down race-based affirmative action in higher education in June 2023 should be analogized to private employment matters and private contract matters and several media campaigns and cases alleging discrimination based on such arguments have been initiated since the decision. Additionally, in January 2025, President Trump signed a number of Executive Orders focused on DEI, which indicate continued scrutiny of DEI initiatives and potential related investigations of certain private entities with respect to DEI initiatives, including publicly traded companies. If we do not successfully manage expectations across varied stakeholder interests, it could erode stakeholder trust and impact our reputation, the costs of doing business, and the willingness of these stakeholders to engage with, invest in, or retain us. Also, the SEC adopted rules in March of 2024 aimed at enhancing and standardizing climate-related disclosures; however, these rules were voluntarily stayed in April 2024 pending the outcome of consolidated legal challenges in the U.S. Court of Appeals for the Eighth Circuit. The Court granted a motion on April 24, 2025, to hold the case in abeyance, pausing the litigation. On April 3, 2025, the European Parliament voted to adopt the 'Stop-the-Clock' proposal, effectively pausing and delaying the implementation of the EU's Corporate Sustainability Reporting Directive (CSRD) obligations for many companies and even revising the entities which are no longer in scope for reporting obligations, including ours. In contrast to these other ESG reporting regimes facing delays or uncertainty, California continues advancing its climate-disclosure framework by keeping its sweeping emissions-reporting mandate under SB 253 on track for its 2026 rollout, even as SB 261, its climate-risk reporting counterpart, is only partially paused pending appeal. Compliance with any new laws or regulations, including new or upcoming California or European requirements, increases our regulatory burden and could result in increased legal, accounting and compliance costs, make some activities more difficult, time-consuming and costly, affect the manner in which we conduct our business and adversely affect our profitability. In addition, we have provided voluntary disclosures on sustainability matters, including energy usage, greenhouse gas emissions, health and safety, and labor and human rights, many of which are based on assumptions or estimates which may evolve. We may fail, or be perceived to fail, in attaining or maintaining our sustainability-related initiatives. The topics on which we focus may not be popular with our stakeholders. These events or perceptions may expose us to additional reputational and operational risks.

Risks Relating to Acquisitions and Other Strategic Transactions

We may choose to acquire new and complementary businesses, products or technologies instead of developing them ourselves, and we may be unable to complete these acquisitions or may not be able to successfully integrate an acquired business in a cost-effective and non-disruptive manner.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. As part of our business strategy, we will continue to regularly evaluate investments in, or acquisitions of, complementary businesses, joint ventures, services and technologies, and we expect that periodically we will continue to make such investments and acquisitions in the future. We may, however, face competition for acquisition targets from larger and more established companies with greater financial resources, making it more difficult for us to complete acquisitions. We cannot provide any assurance that we will be successful in consummating future acquisitions on favorable terms or that we will realize the benefits that we anticipate from one or more acquisitions that we consummate. Integrating any business, product, technology or service into our current operations could be expensive and time-consuming and/or disrupt our ongoing business. Acquisitions and investments involve numerous risks, including, but not limited to: acquisitions may underperform and we may not achieve any forecasted growth, benefits or synergies; difficulties and increased costs in connection with integration of the personnel, operations, sales channels, technologies and products of acquired businesses; increasing the scope, geographic diversity and complexity of our business; diversion of management's attention from other operational matters and current products and customers; difficulties entering potentially new markets or manufacturing in new geographies where we have no or limited direct prior experience; lack of synergy, or the inability to realize expected synergies, resulting from the acquisition; the potential loss of our key employees, customers or suppliers or acquired businesses; and potential unknown liabilities associated with the acquired businesses.

We may decide to finance future acquisitions and investments through a combination of borrowings, proceeds from equity or debt offerings and the use of cash, cash equivalents and short-term investments. If we finance acquisitions or investments by issuing equity securities, our existing stockholders may be diluted which would likely affect the market price of our stock. We may also elect to pursue financing in advance of completing strategic transactions and bearing the cost of such financing before the strategic transaction occurs. Mergers, acquisitions and investments are inherently risky and the inability to effectively manage these risks could materially and adversely affect our business, financial condition and results of operations. In addition, any impairment of goodwill or other intangible assets, amortization of intangible assets, write-down of other assets or charges resulting from the costs of acquisitions and purchase accounting could harm our business and operating results.

Risks Relating to our Indebtedness, Financing and Future Access to Capital

Due to the nature of our business, we need continued access to capital, which if not available to us or if not available on favorable terms, could harm our ability to operate or expand our business.

Our business requires capital to finance accounts receivable and product inventory that is not financed by trade creditors when our business is expanding. If cash from available sources is insufficient or cash is used for unanticipated needs, we may require additional capital sooner than anticipated.

We believe that our existing sources of liquidity, including cash resources, proceeds from our 1.5% convertible senior notes due 2031 (the "Notes") and cash provided by operating activities will provide sufficient resources to meet our working capital and cash requirements for at least the next twelve months; however, a material adverse impact on our business from unforeseen events or a desire to reduce our outstanding indebtedness could result in a need to raise additional capital. Alternatively, we could decide to raise additional capital or incur additional indebtedness to fund strategic initiatives or operating activities, particularly if we pursue additional acquisitions. In the event we are required, or elect, to raise additional funds, we may be unable to do so on favorable terms, or at all, and may incur expenses in raising the additional funds and increase our interest rate exposure, and any future indebtedness could adversely affect our operating results and severely limit our ability to plan for, or react to, changes in our business or industry. For example, under our Credit Agreement which was repaid in full on February 9, 2024, we were limited by financial and other negative covenants in our credit arrangements, including limitations on our borrowing of additional funds and issuing dividends. If we cannot raise funds on acceptable terms or without stringent restrictions on business activities, we may not be able to take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. Any inability to raise additional capital when required could have an adverse effect on our business and operating results.

Our foreign operations expose us to additional risks relating to currency fluctuations.

Our international operations are significant to our revenues and net income, and we plan to continue to grow internationally. We report our financial results in U.S. dollars, but we incur certain costs in other currencies and have certain foreign currency denominated assets and liabilities. For example, we have significant business operations located in Germany and Switzerland, each of which engage in transactions with end customers, while costs related to manufacturing products are incurred in our manufacturing facilities in Asia and raw material supply chain costs are incurred in yet other currencies. We, therefore, face exposure to fluctuations in currency exchange rates. Significant fluctuations in exchange rates between the U.S. dollar and foreign currencies may adversely affect our revenues and earnings, despite our hedging of a portion of our international currency exposures. Additionally, hedging programs are inherently risky, may be ineffective, and could expose us to additional costs and risks that could adversely affect our financial condition and results of operations.

We have recorded restructuring, inventory write-offs and asset impairment charges in the past, and may do so again in the future, which could have a material negative impact on our financial results.

We plan to record restructuring charges in the first quarter of fiscal 2026, have previously recorded restructuring charges in prior years and we may implement restructuring plans in the future, which would require us to take additional, potentially material, restructuring charges related to employee terminations, asset disposal or exit costs. We may also be required to write off additional inventory if our product build plans or usage of inventory experience declines, and such additional write-offs could constitute material charges. In addition, significant adverse changes in market conditions could require us to take additional material impairment charges related to our long-lived assets if the changes impact the critical assumptions or estimates that we use in our assessment of the recoverability of our long-lived assets. Any such additional charges, whether related to restructuring, asset impairment or factory underutilization, may have a material negative impact on our operating results and related financial statements.

We are exposed to the instability of financial institutions where we maintain cash deposits or other liquid holdings, which could result in a lack of liquidity.

To ensure financial flexibility, we maintain a substantial amount of cash deposit holdings in financial banks that exceed the limits insured by the Federal Deposit Insurance Corporation ("FDIC"). A bank failure, default, or other adverse events that restrict the ability of financial institutions to perform, including elevated concerns of such potential events that are rapidly communicated across media platforms, may lead to liquidity constraints for those institutions. As a direct example which could have impacted us, on March 10, 2023, Silicon Valley Bank ("SVB") experienced a significant and rapid withdrawal of funds that led to its collapse. The FDIC determined that it would guarantee all deposit amounts held at SVB, including amounts above FDIC insurance limits. However, there is no guarantee that the FDIC will similarly protect deposit amounts held above insurance limits if other banks were to fail or other adverse conditions were to impact financial institutions. Such events could cause the loss of cash deposits, limit our access to debt facilities and restrict our ability to obtain needed liquidity from financial institutions, hampering our ability to make strategic acquisitions or investments.

Because a significant portion of our total assets is represented by goodwill, which is subject to mandatory impairment evaluation, and other intangibles, we could be required to write off some or all of its goodwill and other intangibles, which may adversely affect the combined company's financial condition and results of operations.

Goodwill and other intangibles comprise 29% of our total assets as of December 27, 2025, of which approximately $283.0 million of our total assets are allocated to goodwill. In accordance with Accounting Standards Codification ("ASC") Topic 350, *Intangibles - Goodwill and Other*, goodwill is not amortized and is reviewed at least annually for impairment, or more frequently if there are indications of impairment. A decline in our stock price, weakening business performance, or adverse market conditions could increase the risk of impairment. All other intangible assets are subject to periodic amortization. We evaluate the remaining useful lives of other intangible assets each quarter to determine whether events and circumstances warrant a revision to the remaining period of amortization. When performing future impairment tests, it is possible that the carrying value of goodwill or other intangible assets could exceed their implied fair value, requiring a charge to operating results, and there is no assurance that additional impairment charges will not occur. For fiscal 2025, our IS reporting unit had limited headroom, meaning fair value only narrowly exceeded carrying value; as a result, even modest adverse changes in valuation assumptions, operating results, or market conditions could result in a future goodwill impairment charge. By comparison, our TH and ST reporting units each had substantially greater headroom at the assessment date, indicating a significantly larger cushion between fair value and carrying value. Goodwill associated with the IS reporting unit represented 39% of the total goodwill allocated across our reporting units as of the assessment date.

Risks Relating to Owning Our Stock

Our financial and operating results may vary and fall below analysts' estimates, or credit rating agencies may change their ratings on Cohu, any of which may cause the price of our common stock to decline or make it difficult to obtain other financing.

Our operating results may fluctuate from quarter to quarter due to a variety of factors including many of the risk factors listed above. Due to these factors or other unanticipated events, quarter-to-quarter comparisons of our operating results may not be reliable indicators of our future performance. In addition, from time to time our quarterly financial results may fall below the expectations of the securities and industry analysts who publish reports on our company or of investors in general. This could cause the market price of our stock to decline, perhaps significantly. Additionally, any downgrades of our credit ratings or rating outlooks, if and when they were to occur, may materially and adversely affect the market price of our equity and the availability, cost or interest rate of other credit or financing. Our current credit ratings are considered non-investment grade and make it more costly (as compared to investment grade borrowers) for us or our subsidiaries to borrow money or enter into new credit facilities and to raise certain other types of capital and/or complete additional financings.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, and current and potential stockholders may lose confidence in our financial reporting.

We are required by the SEC to establish and maintain adequate internal control over financial reporting that provides reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We are likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses in those internal controls. Although we believe that we have adequate internal controls in place at this time, we cannot be certain that, with significantly greater global complexity, we will be able to maintain adequate internal control over our financial reporting in future periods. Any failure to maintain such internal controls could adversely impact our ability to report our financial results on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock. Likewise, if our financial statements are not filed on a timely basis as required by the SEC and Nasdaq Global Select Market, we could face severe consequences from those authorities. In either case, there could be a material adverse effect on our business and/or our stock price.

We have experienced significant volatility in our stock price.

A variety of factors may cause the price of our stock to be volatile. The stock market in general, and the market for shares of high-technology companies in particular, including ours, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. During the three-year period ended December 27, 2025, the price of our common stock has ranged from $43.99 to $12.57. The price of our stock may be more volatile than the stock of other companies due to, among other factors, the unpredictable, volatile and seasonal nature of the semiconductor industry, our significant customer concentration, intense competition in the test contactor, test handler, automated test equipment industry, our limited backlog, our debt levels, and our relatively low daily stock trading volume. The market price of our common stock is likely to continue to fluctuate significantly in the future, including fluctuations related and unrelated to our performance.

We may underperform relative to our expectations.

Our business and financial performance are subject to certain risks and uncertainties, as described in these risk factors. We may not achieve our forecasted growth rates, levels of revenue, earnings, or operating efficiency that we expect and may incur losses in the business at any time. Any underperformance from our expectations or forecasts could have a material adverse effect on our financial condition, results of operations, and cause abrupt, significant stock price declines. We may become subject to campaigns by shareholders advocating corporate actions such as financial restructuring, increased borrowing, special dividends, stock repurchases or divestitures. Such activities could interfere with our ability to execute our business plans, be costly and time-consuming, disrupt our operations, divert the attention of management or result in other short-term focused corporate actions, any of which could have an adverse effect on our business or stock price.

The performance of our business as affected by the level of our indebtedness could prevent us from meeting the obligations under the indentures governing the Notes or maintaining sufficient liquidity to operate our business or service our debt obligations, and we cannot provide any guarantee that we will be able to actively repurchase our common stock pursuant to a share repurchase program.

Our consolidated indebtedness may have the effect, among other things, of reducing our flexibility to respond to changing business and economic conditions and increasing borrowing costs. Given the significant uncertainty relating to the macroeconomic environment, there are potential scenarios under which we could fail to comply with these covenants, which would result in an event of default that, if not waived, could have a material adverse effect on our financial condition, results of operations or ability to continue to service our debt obligations. A default under our credit agreement or under the indentures governing the Notes may also significantly affect our ability to obtain additional or alternative financing. Our ability to make scheduled payments or to refinance our obligations with respect to indebtedness will depend on our operating and financial performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control. Our inability to refinance our indebtedness when necessary or to do so on attractive terms may have a material adverse effect on our liquidity and results of operations.

Depending on the impact of the macroeconomic environment, we may seek other sources of liquidity and other ways of preserving liquidity. No assurance can be made that sources of additional liquidity will be readily available or that we will be successful in obtaining or preserving such liquidity. Further, no assurance can be made that sources of additional liquidity will be available on terms that are favorable to us.

The issuance of shares of our common stock in connection with any future offerings of securities by us or conversion of the Notes, will dilute our shareholders' ownership interest in the company.

We may seek additional financing in the future to meet our capital needs or to meet our strategic initiatives or operating activities. We have in the past issued common stock as acquisition consideration and for general corporate purposes. For example, in March 2021, we issued 5,692,500 additional shares of our common stock in an underwritten follow-on public offering, which represented an increase of 13.4% of outstanding shares of common stock at the time. We may determine to utilize common stock as acquisition consideration, issue convertible debt, or pursue another follow-on equity offering to raise capital for debt reduction or for other general corporate purposes, at any time in the future. Any issuances of additional shares of our common stock would dilute shareholders' ownership interest in our company, and shareholders would have a proportionately reduced ownership and voting interest in our company as a result of equity issuance. If we raise additional funds by issuing debt, we may be subject to limitations on our operations due to restrictive covenants. Additionally, our ability to make scheduled payments or refinance our obligations will depend on our operating and financial performance, which in turn is subject to prevailing economic conditions and financial, business and other factors beyond our control.

At our election, if applicable, we may settle Notes tendered for conversion partly in shares of our common stock. As a result, the conversion of some or all of the Notes may dilute the ownership interests of existing shareholders. Any sales in the public market of the shares of our common stock issuable upon such conversion of the Notes could adversely affect prevailing market prices of our common stock. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Notes could depress the price of our common stock.

Our stock repurchase program or our purchase of capped call transactions in connection with Notes may not have an impact that is fully reflected in the current stock valuation.

Effective November 2, 2021, a $70 million share repurchase program was authorized by the Board. On October 25, 2022, the Board authorized an additional $70 million under the share repurchase program. The stock repurchase program was authorized to potentially offset dilution from equity issuances under our equity incentive plans and because the Board believes that, for reasons unrelated to our performance, the trading price of our common stock from time to time may not be reflective of the true value of the Company. Repurchases have been, and may be made in the future, using our existing cash resources. We give no assurances as to when, how much and for what duration stock repurchases may be made. However, stock repurchases may adversely affect us if the economy turns downward, as it could leave us limited in our ability to obtain cash necessary for ongoing operations or strategic initiatives. In addition, any repurchase of stock may have no positive impact on our stock price. Further, as stock may be repurchased, given the volatility of our stock price, we may repurchase stock at prices which, in hindsight, are materially higher than the subsequent price of our stock.

In connection with the issuance of the Notes, we entered into privately negotiated capped call transactions with one or more of the initial purchasers of the Notes or their respective affiliates and/or other financial institutions (the "option counterparties"). The capped call transactions initially cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, the number of shares of our common stock underlying the Notes. The capped call transactions are expected generally to reduce or offset potential dilution to our common stock and/or offset any cash payments we may be required to make in excess of the principal amount of converted Notes, as the case may be, upon any conversion of the Notes, with such reduction and/or offset subject to a cap. In connection with establishing and maintaining their initial hedges of the capped call transactions, we understand that the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions from time to time prior to the maturity of the Notes (and are likely to do so during any observation period relating to a conversion of the Notes or following any repurchase of the Notes by us if we elect to terminate or unwind the relevant portion of the capped call transactions). The effect, if any, of these activities on the trading price of our common stock will depend on a variety of factors, including market conditions, and is uncertain at this time. Any of these activities could, however, adversely affect the trading price of our common stock.

Provisions of our certificate of incorporation and bylaws and Delaware law or certain provisions governing the Notes may make a takeover of Cohu more difficult.

There are provisions in our basic corporate documents and under Delaware law that could discourage, delay or prevent a change in control, even if a change in control may be regarded as beneficial to some or all of our stockholders. Additionally, certain provisions in the Notes and the indentures governing the Notes could make a third-party attempt to acquire us more difficult or expensive. For example, if a takeover constitutes a fundamental change, then noteholders will have the right to require us to repurchase their Notes for cash. In addition, if a takeover constitutes a make-whole fundamental change, then we may be required to temporarily increase the conversion rate for the Notes. In either case, and in other cases, our obligations under the Notes and the indentures governing the Notes could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management, including in a transaction that noteholders or holders of our common stock may view as favorable.

Risks Relating to Regulatory Matters

Trade regulations and restrictions impact our ability to manufacture certain products and to sell to certain customers, specifically in China, which may materially harm and limit our business.

We are subject to U.S. laws and regulations that limit and restrict the export of some of our products and services and may restrict our transactions with certain customers, business partners and other persons. In certain circumstances, export control and economic sanctions regulations prohibit the export of certain products, services and technologies, and in other circumstances are required to obtain an export license before exporting the controlled item. We must also comply with export restrictions and laws imposed by other countries affecting trade and investments. We maintain an export compliance program but there are risks that the compliance controls could be circumvented, exposing us to legal liabilities. There have been several significant changes in U.S. export regulations relating to China since 2019. Since then, export controls have continued to be issued relating to the Chinese semiconductor manufacturing, advanced computing, and supercomputer industries, where these additional controls may impact our ability, and/or that of our customers, to sell and ship products to semiconductor fabrication facilities located in China. These export controls include restrictions on certain semiconductor integrated circuits, commodities containing such integrated circuits, and semiconductor manufacturing equipment. Furthermore, the export controls restrict the ability of U.S. persons to support the development or production of integrated circuits at certain semiconductor fabrication facilities in China. In addition to the specific restrictions impacting our business, the regulations may have an adverse impact on certain actual or potential customers and on the global semiconductor industry. To the extent the regulations impact actual and potential customers or disrupt the global semiconductor industry, our business and revenues will be adversely impacted.

Additionally, these collective export restrictions and the ongoing unpredictability of U.S.-China trade relations have encouraged China-based companies to actively seek to obtain a greater supply of similar or substitute products from our foreign competitors that are not subject to these restrictions, thereby decreasing our long-term competitiveness as a supplier to China-based companies. These ongoing actions indicate that the U.S. government may impose other new export restrictions. If implemented with no prior notice, even controls that ultimately have minimal long-term impact on us, may create short-term limitations on our business as we evaluate the full impact of such new and any subsequent controls. The prospect of future export controls that are implemented in a similar manner may continue to have an ongoing impact on our business, results of operations, or financial condition.

Unanticipated changes in our tax provisions, enactment of new tax laws, or exposure to additional income tax liabilities could affect our profitability.

We are subject to income and other taxes in the U.S. and numerous foreign jurisdictions. Our tax liabilities are affected by, among other things, the amounts our affiliated entities charge each other for intercompany transactions. Our foreign subsidiaries in Germany, the Philippines, and Malaysia have income tax returns currently under routine examination by tax authorities for different periods between fiscal 2017 and 2024. We may be subject to ongoing tax examinations in various jurisdictions. Tax authorities may disagree with our intercompany charges or other matters and assess additional taxes. While we regularly assess the likely outcomes of these examinations to determine the appropriateness of our tax provision, tax audits are inherently uncertain, and an unfavorable outcome could occur. An unanticipated, unfavorable outcome in any specific period could harm our operating results for that period or future periods. The financial cost and management attention and time devoted to defending income tax positions may divert resources from our business operations, which could harm our business and profitability. Tax examinations may also adversely impact the timing and/or amount of our refund claims.

Our effective tax rate has been and may continue to be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of our deferred tax assets and liabilities, changes in tax laws and the discovery of new information during our tax return preparation process. In particular, the carrying value of our deferred tax assets and the utilization of our net operating loss and credit carryforwards are dependent on our ability to generate future taxable income in the U.S. and other countries. Furthermore, these carryforwards are and may continue to be subject to annual limitations resulting from changes in our ownership.

For example, beginning in fiscal 2022, the Tax Cuts and Jobs Act ("TCJA"), eliminated the option to deduct R&D expenditures currently and required taxpayers to capitalize and amortize them over five or fifteen years pursuant to Internal Revenue Code Section 174. This increased our effective tax rate and our cash tax payable in fiscal 2022 through 2024. Although the requirement to capitalize R&D performed in the U.S. was eliminated by the One Big Beautiful Bill Act ("OBBBA") in fiscal 2025, the ongoing requirement to capitalize R&D performed outside the U.S. continues to adversely impact our effective tax rate in fiscal 2025 and future years.

Also, the Organization for Economic Co-operation and Development ("OECD") developed the pillar two global minimum tax framework ("Pillar Two") under its Base Erosion and Profit Shifting ("BEPS") initiative, which provides for a minimum effective tax rate of 15% for multinational enterprises that meet certain consolidated revenue thresholds. Based on our evaluation of the applicable revenue thresholds and our current operating and legal structure, we do not expect the Pillar Two rules to apply to us. However, we will continue to monitor developments in tax legislation, regulatory guidance, and changes in our business that could affect the applicability of Pillar Two in future periods, these and other new tax legislation or initiatives could not only significantly increase our tax provision, cash tax liabilities, and effective tax rate, but could also significantly increase tax uncertainty due to differing interpretations and increased audit scrutiny, thereby adversely impacting our operational decisions and/or our profitability.

We have tax incentives or tax holiday arrangements in the Philippines and Malaysia which may change or cease to be in effect or applicable, in part or in whole, for reasons within or beyond our control. In addition, if our assumptions and interpretations regarding tax laws, incentives or holiday arrangements prove to be incorrect or are otherwise modified, our corporate income tax burden may significantly increase. Also, some of our tax incentives in Malaysia are expiring and if we are unable to secure renewal of the expiring tax incentives, our effective tax rate may be adversely impacted.

Compliance with regulations may impact sales to foreign customers and impose costs and any failure to comply with such laws may result in severe sanctions and liabilities, which may negatively affect our business, operating results and financial condition.

Compliance with complex and dynamic U.S. and other foreign country laws and regulations that apply to our international sales activities increases our cost of doing business in international jurisdictions and could expose us or our employees to fines and penalties. These laws and regulations include import and export requirements including those under the U.S. State Department International Traffic in Arms Regulations ("ITAR") and U.S. and other foreign business activity laws such as the UK Bribery Act or Foreign Corrupt Practices Act ("FCPA"), and local laws prohibiting corrupt payments to governmental officials. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, prohibitions on the conduct of our business and damage to our reputation. Some of our business partners are located in parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. The policies and procedures we have implemented to discourage these practices by our employees, our existing safeguards and any future improvements may prove to be ineffective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Although we have implemented policies and procedures designed to ensure compliance with these laws, there can be no assurances that our employees, contractors or agents will not violate our policies, or that our policies will be effective in preventing all potential violations. In addition, the U.S. government may seek to hold us liable for successor liability FCPA violations committed by companies in which we invest or that we acquire. Any such violations could include prohibitions on our ability to offer our products and services to one or more countries, and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Further, defending against claims of violations of these laws and regulations, even if we are successful, could be time-consuming, result in costly litigation, divert management's attention and resources and cause us to incur significant expenses.

In addition, as a U.S. public company, we are subject to other regulations regarding our business and operations. For example, the SEC has adopted disclosure rules for companies that use conflict minerals in their products, with substantial supply chain verification requirements if the materials come from, or could have come from, the Democratic Republic of the Congo or adjoining countries. These rules and verification requirements impose additional costs on us and on our suppliers and may limit the sources or increase the cost of materials used in our products. Further, if we are unable to certify that our products are conflict free, we may face challenges with our customers that could place us at a competitive disadvantage, and our reputation may be harmed.

Any failure to comply with environmental laws and regulations could subject us to significant fines and liabilities, and new laws and regulations (such as involving climate change) or changes in regulatory interpretation or enforcement could make compliance more difficult and costly.

We are subject to various U.S. federal, state and local, and foreign governmental laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. We could incur substantial costs, including cleanup costs, civil or criminal fines or sanctions and third-party claims for property damage or personal injury, as a result of violations of or liabilities under environmental laws and regulations or non-compliance with the environmental permits required at our facilities. In addition, new regulations or shareholders or other public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs, and may require us to make additional investments in facilities and equipment. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations.

There may be changes in, and uncertainty with respect to, legislation, regulation and governmental policy in the U.S.

Specific legislative and regulatory proposals that could have a material impact on us include, but are not limited to, modifications to international trade policy, increased duties, tariffs or other export restrictions, public company reporting requirements, climate change and environmental regulation, corporate tax legislation, new employment and privacy laws, AI regulations, antitrust enforcement and other compliance regulations. For example, within public rulemakings from the U.S. Department of Commerce's Bureau of Industry and Security ("BIS") and related Federal Register actions alone, the semiconductor sector saw roughly 40–50 material changes to export laws and denied-party lists in 2025. It can be challenging to continuously monitor evolving regulatory requirements and determine how best to implement appropriate compliance measures. Additionally, in early 2025, President Trump signed an executive order directing the Attorney General, for a period of 180 days , to (1) effectively halt the initiation of new FCPA investigations and enforcement actions and (2) undertake a detailed review of any such existing matters with an eye toward restoring proper bounds on enforcement. However, there can be no assurance that potential violations during this pause of enforcement minimize or eliminate the potential damages identified above.

Risks Relating to Cybersecurity, Intellectual Property, Privacy and Litigation

Our business and operations could suffer in the event of cybersecurity breaches within our operational systems or products.

Attempts by others to gain unauthorized access to information technology systems are becoming more sophisticated and are sometimes successful. These attempts, which might be related to industrial or other espionage, include covertly introducing malware to our computers and networks and impersonating authorized users, among others. We seek to detect and investigate all cybersecurity incidents and to prevent their recurrence, but in some cases, we might be unaware of an incident or its magnitude and effects. We have been impacted by immaterial "phishing" schemes and we are continuing our efforts to train employees on such risks but may still incur damages from such schemes in the future. We believe that the implementation of extensive employee telework practices has increased our cybersecurity risks. The theft, unauthorized use or publication of our intellectual property and/or confidential business information could harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives or otherwise adversely affect our business. See Item 1C entitled "*Cybersecurity*" for additional information about our cybersecurity processes, oversight, risk mitigation and governance. To the extent that any security breach results in inappropriate disclosure of our customers' or licensees' confidential information, we may incur liability as a result. In response to these risks, we expect to continue to devote additional resources to the security of our information technology systems. Any future attacks which may disrupt our IT systems, or those of our suppliers, could impact our sales, financial results and stock price.

We may fail to adequately protect our intellectual property and, therefore, lose our competitive advantage.

Our future success and competitive position depend in part upon our ability to obtain and maintain proprietary technology for our principal product families. If we fail to adequately protect our intellectual property, it will give our competitors a significant advantage. We own or have licensed a number of patents relating to our products, and have filed applications for additional patents. Any of our pending patent applications may be rejected, however, and we may be unable to develop additional proprietary technology that is patentable in the future. In addition, the patents that we do own or that have been issued or licensed to us may not provide us with competitive advantages and/or may be challenged by third parties.

Third parties may also design around our patents or copy our patented inventions without our knowledge. In addition to patent protection, we rely upon copyrights for protection of our proprietary software and documentation, trademarks for protection of our brand and source of goods, and trade secret law and confidentiality and exclusivity agreements for protection of our confidential and proprietary information and technology. These measures do not guarantee protection of our intellectual property, however. Even though we routinely enter into confidentiality agreements with our employees and other third parties there can be no assurances that trade secrets and proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, or that we can fully protect our trade secrets and proprietary information. It is also possible that third parties will misappropriate our trade secrets or other confidential information. We may be subject to cybersecurity breaches in which a third party obtains our confidential information. Third parties may also reverse engineer our products to copy our technology. Any of these circumstances could result in harm to our competitive position in the market.

Monitoring and preventing unauthorized use are also difficult and the measures we take to protect our intellectual property rights may not be adequate. From time to time, we may find it necessary to initiate litigation against other persons or entities to protect and/or enforce our intellectual property or contractual rights. However, litigation is costly and time consuming and there is no assurance that any lawsuit we bring will yield the result that we seek, as (i) the lawsuit may be dismissed or there could be an adverse finding, (ii) we may not be able to pursue the lawsuit due to the laws of the applicable country or (iii) there may be a subsequent unfavorable change in law that limits our ability to pursue the lawsuit. For example, litigation discovery practice in China, Japan, South Korea, continental Europe and Taiwan is not as robust as the U.S., so it can be more difficult to determine if a company is infringing on our patents and more challenging to bring a lawsuit. If this occurs, it would be easier for our competitors to develop and sell competing products in these countries resulting in a loss of sales.

We may not be able to adequately protect or defend ourselves against intellectual property infringement claims, which may be time-consuming and expensive, or affect the freedom to operate our business.

Our competitors or other third parties may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time, the holders of such intellectual property rights may assert their rights and urge us to take licenses and/or may bring suits alleging infringement or misappropriation of such rights, which could result in substantial costs, negative publicity and management attention, regardless of merit.

While we endeavor to obtain and protect the intellectual property rights that we expect will allow us to retain or advance our strategic initiatives in these circumstances, there can be no assurance that we will be able to adequately identify and protect the portions of intellectual property that are strategic to our business or mitigate the risk of potential suits or other legal demands by third parties. Accordingly, we may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses and associated litigation could significantly increase our operating expenses. Further, if we are determined to have or believe there is a high likelihood that we have infringed upon a third party's intellectual property rights, we may be required to cease making, selling or incorporating certain components or intellectual property into the goods and services we offer, to pay substantial damages and/or license royalties, to redesign our products and services and/or to establish and maintain alternative branding for our products and services. In the event that we are required to take one or more such actions, our brand, business, financial condition and operating results may be harmed.

Data privacy, identity protection and information security compliance may require significant resources and present certain risks.

We collect, store, have access to and otherwise process certain confidential or sensitive data, including proprietary business information, customer data, personal data or other information that is subject to privacy and security laws, regulations and/or customer-imposed controls. We continue to monitor global privacy laws and legislation to determine their impact on our business. We do not process individual credit card information, but we do maintain certain personal identifiable information on our employees. Such employee information may be subject to the EU General Data Protection Regulation and/or the California Consumer Protection Act. We believe that we have implemented reasonable procedures and internal controls in compliance with these laws, but should such actions be insufficient, we may be subject to regulatory investigations, fines and legal costs. In addition, we operate in an environment in which there are different and potentially conflicting data privacy laws in effect in the various U.S. states and foreign jurisdictions in which we operate and we must understand and comply with each law and standard in each of these jurisdictions while ensuring the data is secure. Government enforcement actions can be costly and interrupt the regular operation of our business, and violations of data privacy laws can result in fines, reputational damage and civil lawsuits, any of which may adversely affect our business, reputation and financial statements.

We could face negative consequences in the future if we, our suppliers, channel partners, customers or other third parties experience the actual or perceived risk of theft, loss, fraudulent use or misuse of data. Such an event could lead customers to select the products and services of our competitors. An incident could harm our reputation, cause unfavorable publicity or otherwise adversely affect certain potential customers' perception of the security and reliability of our services as well as our credibility and reputation, which could result in the loss of sales or curtailed growth. While we maintain general liability and cybersecurity insurance coverage, such coverage might not be adequate or otherwise protect us from liabilities or damages with respect to claims alleging compromises of customer data, that such coverage will continue to be available to us on acceptable terms or at all, or that such coverage will pay future claims. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business.

We may be subject to litigation or regulatory proceedings that could have an adverse effect on our business.

From time to time, we may be subject to litigation or other administrative, regulatory or governmental proceedings, including tax audits and resulting claims that could require significant management time and resources and cause us to incur expenses and, in the event of an adverse decision, pay damages or incur costs in an amount that could have a material adverse effect on our financial position or results of operations.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk Management and Strategy

We recognize the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our intellectual property and data. We maintain policies and procedures designed to allow management to assess, identify, and manage material risks from cybersecurity threats. We integrate our cybersecurity policies and procedures into our overall enterprise risk management program, which is implemented by management and overseen by the Board through its Audit Committee.

We utilize the Center for Internet Security ("CIS") Critical Security Controls as a framework for managing our cybersecurity program. The CIS framework outlines 18 critical control areas relating to organizational security and provides effective methodologies, guidelines, and industry standard best practices to develop and manage a comprehensive cybersecurity program. Additionally, we align our controls to various international security certifications and standards and have adopted best practices from industry leading frameworks. Our cybersecurity program includes policies and procedures relating to encryption, data loss prevention technology, authentication technology, access control, anti-malware software, third-party risk monitoring, insider risk management and identity management. We engage third-party services to conduct evaluations of our security controls, whether through penetration testing, independent audits, or consulting on best practices to address new challenges. These evaluations include testing both the design and operational effectiveness of security controls. We also regularly obtain system and organization control ("SOC") reports from our service providers ("SOC 2"). Members of our corporate information security organization receive information exchanges from their professional networks and attend training, webinars, and conferences to stay up to date on both trends and system-specific updates. In addition, all Cohu employees are required to complete continuous security awareness training including annual training, periodic testing and frequent notifications regarding updates on trends or types of attacks, each of which are designed to promote a company-wide culture of cybersecurity risk awareness and management.

In the last three fiscal years, we have not experienced any material cybersecurity incidents and the expenses we have incurred from cybersecurity incidents, including penalties and settlements, were immaterial. As a result, we do not believe that risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected us, our results of operations or financial condition. Notwithstanding the measures we take to assess, identify, and manage cybersecurity risks, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us and we may experience such incidents in the future and the scope and impact of any such future incidents cannot be predicted. For a discussion of how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, may materially affect or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition, see the risk factor entitled "*Our business and operations could suffer in the event of cybersecurity breaches within our operational systems or products*".

25

Governance

Role of the Board of Directors and the Audit Committee

As part of the Board's role in overseeing our enterprise risk management program, which includes our cybersecurity risk management, the Board is responsible for exercising oversight of management's identification and management of, and planning for, material cybersecurity risks that may reasonably be expected to have an adverse effect on us. While the full Board has overall responsibility for risk oversight, the Board has delegated oversight responsibility related to risks from cybersecurity threats to the Audit Committee. The Audit Committee is informed of the Company's cybersecurity risk management and receives an overview of its cybersecurity program from management at least annually, which typically includes a table top simulation and covers topics including, among others, recent cybersecurity risk landscape and trends, data security posture, results from third-party assessments, training and vulnerability testing, our incident response plan, material cybersecurity risks, whether developing or actual, as well as the steps management has taken to respond to such risks, emerging cybersecurity regulations, technologies and best practices. This review helps in identifying areas for improvement and in aligning cybersecurity efforts with the overall risk management framework and promotion of our business objectives and operational needs. In addition to our scheduled meetings, the Audit Committee maintains an ongoing dialogue with management, including regarding emerging or potential cybersecurity risks.

Role of Management

Our corporate information security organization, led by our Chief Information Security Officer ("CISO"), is responsible for our overall information security strategy, policy, security engineering, operations and cyber threat detection and response.

Our CISO has over 35 years of experience in various roles in information technology and information security, including serving as SVP and CIO or VP and CIO at various defense, aerospace and semiconductor supplier companies. He holds a bachelor's degree in Computer Science, an MBA, and holds several relevant certifications, including Information Technology Infrastructure Library (ITIL) Certification. The corporate information security organization manages and regularly enhances our enterprise security structure with the goal of preventing cybersecurity incidents to the extent feasible, while simultaneously increasing our system resilience in an effort to minimize the business impact should an incident occur. Central to this organization is our cybersecurity incident response team ("CIRT"), which is responsible for the protection, detection and response capabilities used in the defense of Cohu's data and enterprise computing networks. In the event of an incident, we intend to follow our incident response plan, which outlines the steps to be followed from incident detection to mitigation, mitigation or eradication, recovery and notification, including notifying key functional areas, as well as the CISO, General Counsel, CEO, Chairperson of the Board and Chairperson of the Audit Committee and other members of the Board, as appropriate.

Item 2. Properties.

Certain information concerning our principal properties at December 27, 2025, is set forth below:

Location	Major Activities	Approx. Sq. Ft.	Ownership
San Diego, California	1, 2, 4, 5	78,000	Leased
Melaka, Malaysia	2, 3, 4, 5	117,000	Owned
Calamba City, Laguna, Philippines	2, 3, 4, 5	92,000	Owned
Kolbermoor, Germany	2, 3, 4, 5	83,000	Owned
Osaka, Japan	2, 3, 4, 5	67,000	Owned
Norwood, Massachusetts	2, 4, 5	46,000	Leased
La Chaux-de-Fonds, Switzerland	2, 4, 5	10,000	Leased
Milpitas, California	2, 4, 5	31,000	Leased
Singapore	2, 3, 4, 5	24,000	Leased
Lincoln, Rhode Island	2, 3, 4, 5	22,000	Leased
St. Paul, Minnesota	2, 4, 5	17,000	Leased

Major activities have been separated into the following categories: 1. Corporate Administration/Principal Executive Offices and Global Headquarters, 2. Sales, Service and Customer Support, 3. Manufacturing, 4. Engineering and Product Development, and 5. Marketing, Finance and General Administration

In addition to the locations listed above, we lease other properties primarily for sales and service, engineering, and general administration in various locations. We believe our facilities are suitable for their respective uses and are adequate for our present needs.

Item 3. Legal Proceedings.

See Note 13, "Commitments and Contingencies" in Part IV, Item 15(a) of this Form 10-K for information regarding legal proceedings.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

(a)   Market Information

Cohu, Inc. stock is traded on the Nasdaq Global Select Market under the symbol "COHU".

Holders

At February 4, 2026, Cohu had 395 stockholders of record. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividends

On May 5, 2020, the Board indefinitely suspended the quarterly cash dividend. The suspension is intended to support our strategy of maintaining liquidity and reducing indebtedness. Any determination to reinitiate dividend payments will be made at the discretion of the Board and will be evaluated periodically in light of, among other considerations, projected capital requirements, debt service obligations, research and development priorities, potential investments and acquisitions, legal and regulatory considerations, and stock repurchase activities. No assurance can be given as to whether or when cash dividends will be reinstated.

Recent Sales of Unregistered Securities

The information required by this Item has been previously disclosed in our Current Report on Form 8-K filed with the SEC on September 29, 2025.

Issuer Purchases of Equity Securities

On October 28, 2021, we announced that the Board authorized a $70 million share repurchase program. This share repurchase program was effective as of November 2, 2021, and has no expiration date. On October 25, 2022, the Board authorized an additional $70 million under the share repurchase program. The timing of share repurchases and the number of shares of common stock to be repurchased will depend upon prevailing market conditions and other factors. Repurchases under this program will be made using our existing cash resources and may be commenced or suspended from time to time at our discretion without prior notice. Repurchases may be made in the open market, through 10b5-1 programs, or in privately negotiated transactions at prevailing market rates in accordance with federal securities laws. All such repurchased shares and related costs are held as treasury stock and accounted for at trade date using the cost method. The total number of shares of common stock we purchased during the fiscal year ended December 27, 2025, was 432,288 shares.

We did not repurchase any shares of our common stock during the three months ending December 27, 2025.

Equity Compensation Plan Information

The information required by this Item regarding equity compensation plans is incorporated by reference to the information set forth in Part III, Item 12 of this Annual Report on Form 10-K.

28

Comparative Stock Performance Graph

The information contained in this Stock Performance Graph section shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act except to the extent that Cohu specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

The graph below compares the cumulative total stockholder return on the common stock of Cohu for the last five fiscal years with the cumulative total return on custom Peer Group Indexes and a Nasdaq Global Select Market Index over the same period (assuming the investment of $100 in Cohu's common stock, Peer Group Index and Nasdaq Global Select Market Index on December 24, 2020, and reinvestment of all dividends). The custom Peer Group Indexes are comprised of companies within our industry and are utilized in our executive compensation planning process. This peer group is revised annually to reflect acquisitions and to include comparable companies in the semiconductor equipment market to ensure a sufficient number of companies in the peer group composition to enable a meaningful comparison and benchmarking. The custom peer group in fiscal 2025 was comprised of ACM Research, Inc., Alpha & Omega Semiconductor Limited, Arlo Technologies, Inc., Axcelis Technologies, Inc., Badger Meter, Inc., FormFactor, Inc., Harmonic Inc., Ichor Holdings Ltd., indie Semiconductor, Inc., Kulicke and Soffa Industries, Inc., MACOM Technology Solutions Holdings, Inc., MaxLinear, Inc., Novanta, Inc., OSI Systems, Inc., PAR Technology Corporation, Penguin Solutions, Inc., Photronics, Inc., Power Integrations, Inc., Semtech Corporation, Silicon Laboratories Inc., Ultra Clean Holdings, Inc., Veeco Instruments Inc., and Vishay Precision Group, Inc. (collectively, the "2025 Peer Group"). The custom peer group in fiscal 2024 was comprised of Advanced Energy Industries, Inc., Alpha & Omega Semiconductor Limited, Axcelis Technologies, Inc., Badger Meter, Inc., Cirrus Logic, Inc., FormFactor, Inc., Harmonic Inc., Ichor Holdings Ltd., Kulicke and Soffa Industries, Inc., MACOM Technology Solutions Holdings, Inc., MaxLinear, Inc., Novanta, Inc., Onto Innovation, OSI Systems, Inc., Penguin Solutions, Inc., Photronics, Inc., Ultra Clean Holdings, Inc. and Veeco Instruments, Inc. (collectively, the "2024 Peer Group"). Changes were made from the custom peer group used in fiscal 2024 to allow for a more relevant comparison of our stock performance. In selecting our peer group, the Compensation Committee of the Board considered competitive market data and an analysis prepared by Compensia and identified companies headquartered in the U.S. in the semiconductor capital equipment and electronic capital equipment and instrumentation sectors that were comparable to us based on revenue and our market capitalization, and that had similar scope of operations.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Cohu Inc., the NASDAQ Composite Index, the Russell 2000 Index,
2024 Peer Group and 2025 Peer Group

	2020	2021	2022	2023	2024	2025
Cohu, Inc.	$ 100	$ 98	$ 83	$ 91	$ 69	$ 61
NASDAQ Index	$ 100	$ 122	$ 82	$ 119	$ 154	$ 187
Russell 2000	$ 100	$ 115	$ 91	$ 107	$ 119	$ 134
2024 Peer Group	$ 100	$ 143	$ 108	$ 149	$ 161	$ 180
2025 Peer Group	$ 100	$ 141	$ 96	$ 123	$ 132	$ 138

Item 6. Reserved.

We have adopted the amendments to Items 301 and 302 of Regulation S-K contained in SEC Release No. 33-10890. As a result, the disclosure previously provided in Part II, Item 6 is no longer required. There were no retrospective changes to the consolidated statements of operations for any quarters in the two most recent fiscal years that would require disclosure under Item 302, as amended.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

OVERVIEW

Cohu is a global supplier of equipment and services optimizing semiconductor manufacturing yield and productivity. We serve global semiconductor manufacturers and test subcontractors with a broad portfolio of products and services.

For the fiscal year ending December 27, 2025, our net sales increased 12.7%, year-over-year, to $453.0 million. Revenue from our capital equipment products is primarily driven by customers' capital expenditures and operating budgets, which can fluctuate significantly based on variations in their business conditions. These expenditures depend on current and anticipated market demand for semiconductor devices and the products that incorporate them. In contrast, revenue from our recurring products —such as test consumables and services—is influenced by the volume of semiconductor devices tested and the ongoing introduction of new technologies by our customers. As a result, recurring generally provides a more stable source of revenue and exhibits less cyclicality than capital equipment products.

Global macroeconomic and geopolitical factors have recently impacted the semiconductor industry. Higher cost of capital, slowing demand, and elevated inventory levels have led many semiconductor companies to reduce costs, delay capacity expansions, and implement workforce reductions. Current year's net sales were driven by stronger demand for mobile and AI-based computing applications. While the global macroeconomic environment continues to weigh on automotive, industrial, and consumer segments, demand for mobile and AI-based computing applications helped offset these pressures. In response to economic conditions, on February 19, 2025, we initiated a global restructuring program designed to improve profitability while maintaining investment in product development.

To offset dilution from share-based compensation plans, we repurchased 432,288 shares of our common stock for approximately $8.6 million during fiscal 2025. We remain focused on building a well-balanced and resilient business model, executing on customer design wins, and developing innovative products. We are expanding market opportunities with new solutions and are encouraged by growing demand for semiconductor testing and inspection used in AI data centers. Despite near-term industry weakness, we believe our long-term market drivers remain intact, supported by increasing semiconductor complexity, quality demands, test intensity, automation, smart manufacturing initiatives, and the proliferation of electronics across automotive, mobile, industrial, computing, and consumer markets.

Application of Critical Accounting Estimates and Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience, forecasts and on various other assumptions that are believed to be reasonable under the circumstances; however actual results may differ from those estimates under different assumptions or conditions. The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our critical accounting estimates that we believe are the most important to investors' understanding of our financial results and condition require complex management judgment and include:

- revenue recognition, including the deferral of revenue on sales to customers, which impacts our results of operations;
- estimation of valuation allowances and accrued liabilities, specifically inventory reserves, which impact gross margin or operating expenses;
- the recognition and measurement of current and deferred income tax assets and liabilities, unrecognized tax benefits, the valuation allowance on deferred tax assets and accounting for the impact of the change to U.S. tax law as described herein, which impact our tax provision; and
- the assessment of recoverability of goodwill, which primarily impacts gross margin or operating expenses if we are required to record impairments or accelerate depreciation.

Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other policies that we consider key accounting policies; however, these policies typically do not require us to make estimates or judgments that are difficult or subjective.

Revenue Recognition: Our net sales are derived from the sale of products and services and are adjusted for estimated returns and allowances, which historically have been insignificant. We recognize revenue when the obligations under the terms of a contract with our customers are satisfied; generally, this occurs with the transfer of control of our systems and non-system products or the completion of services. In circumstances where control is not transferred until destination or acceptance, we defer revenue recognition until such events occur. Revenue for established products that have previously satisfied a customer's acceptance requirements is generally recognized upon shipment. In cases where a prior history of customer acceptance cannot be demonstrated and in the case of new products, revenue and cost of sales are deferred until customer acceptance has been received. Our post-shipment obligations typically include standard warranties. Service revenue is recognized over time as the transfer of control is completed for the related contract or upon completion of the services if they are short-term in nature. Spares and contactor and kit revenue are generally recognized upon shipment. Certain of our equipment sales have multiple performance obligations. These arrangements involve the delivery or performance of multiple performance obligations that may occur at different points in time or over different periods of time. For arrangements containing multiple performance obligations, the revenue relating to the undelivered performance obligation is deferred using the relative standalone selling price method utilizing estimated sales prices until satisfaction of the deferred performance obligation. Unsatisfied performance obligations primarily represent contracts for products with future delivery dates. At December 27, 2025, and December 28, 2024, we had $5.1 million and $5.6 million of revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) with expected durations of over one year, respectively. As allowed under ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"), we have opted not to disclose unsatisfied performance obligations for contracts with original expected durations of less than one year. We generally sell our equipment with a product warranty. The product warranty provides assurance to customers that delivered products are as specified in the contract (an "assurance-type warranty"). Therefore, we account for such product warranties under ASC Topic 460, *Guarantees* ("ASC 460"), and not as a separate performance obligation. The transaction price reflects our expectations about the consideration we will be entitled to receive from the customer and may include fixed or variable amounts. Fixed consideration primarily includes sales to customers in which the amount of consideration is known as of the end of the reporting period. Variable consideration includes sales in which the amount of consideration that we will receive is unknown as of the end of a reporting period. Such consideration primarily relates to sales made to certain customers with cumulative tier volume discounts offered. Variable consideration arrangements are rare; however, when they occur, we estimate variable consideration as the expected value to which we expect to be entitled. Included in the transaction price estimate are amounts for which it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The estimate is based on information available for projected future sales. Variable consideration that does not meet revenue recognition criteria is deferred. Accounts receivable represents our unconditional right to receive consideration from our customer. Payments terms do not exceed one year from the invoice date and therefore do not include a significant financing component. To date, there have been no material impairment losses on accounts receivable. There were no material contract assets recorded on the consolidated balance sheet in any of the periods presented. On shipments where sales are not recognized, gross profit is generally recorded as deferred profit in our consolidated balance sheet representing the difference between the receivable recorded and the inventory shipped.

Accounts Receivable: We maintain an allowance for estimated credit losses resulting from the inability of our customers to make required payments. If the financial condition of our customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required. Our customers include semiconductor manufacturers and semiconductor test subcontractors throughout many areas of the world. While we believe that our allowance for credit losses is adequate and represents our best estimate of future losses we will continue to monitor customer liquidity and other economic conditions, which may result in changes to our estimates.

Inventory: The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. The determination of obsolete or excess inventory requires us to estimate the future demand for our products. The demand forecast is a direct input in the development of our short-term manufacturing plans. We record valuation reserves on our inventory for estimated excess and obsolete inventory and lower of cost or net realizable value concerns equal to the difference between the cost of inventory and the estimated realizable value based upon assumptions about future product demand, market conditions and product selling prices. If future product demand, market conditions or product selling prices are less than those projected by management or if continued modifications to products are required to meet specifications or other customer requirements, increases to inventory reserves may be required which would have a negative impact on our gross margin.

Income Taxes: We estimate our liability for income taxes based on the various jurisdictions where we conduct business. This requires us to estimate our (i) current taxes; (ii) temporary differences that result from differing treatment of certain items for tax and accounting purposes; and (iii) unrecognized tax benefits. Temporary differences result in deferred tax assets and liabilities that are reflected in the consolidated balance sheet. The deferred tax assets are reduced by a valuation allowance if, based upon all available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Establishing, reducing or increasing a valuation allowance in an accounting period generally results in an increase or decrease in tax expense in the statement of operations. We must make significant judgments to determine the provision for income taxes, deferred tax assets and liabilities, unrecognized tax benefits and any valuation allowance to be recorded against deferred tax assets. Our gross deferred tax asset balance as of December 27, 2025, was approximately $164.4 million, with a valuation allowance of approximately $143.5 million.

The OECD developed the Pillar Two global minimum tax framework under its BEPS initiative, which provides for a minimum effective tax rate of 15% for multinational enterprises that meet certain consolidated revenue thresholds. Legislation implementing Pillar Two has been enacted, or is in the process of being enacted, in a number of jurisdictions in which we operate. Based on our evaluation of the applicable revenue thresholds and our current operating and legal structure, we do not expect the Pillar Two rules to apply to us. Accordingly, we do not expect the adoption of Pillar Two legislation to have a material impact on our results of operations, financial position, or cash flows. We will continue to monitor developments in tax legislation, regulatory guidance, and changes in our business that could affect the applicability of Pillar Two in future periods.

Segment Information: We apply the provisions of ASC Topic 280, *Segment Reporting* ("ASC 280"), which sets forth a management approach to segment reporting and establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products, major customers and the geographies in which the entity holds material assets and reports revenue. An operating segment is defined as a component that engages in business activities whose operating results are reviewed by the Chief Operating Decision Maker ("CODM") and for which discrete financial information is available. We have determined that our three identified operating segments are: Test Handler ("TH"), Semiconductor Tester ("ST") and Interface Solutions ("IS"). Our three operating segments qualify for aggregation under ASC 280 due to similarities in their customers, their economic characteristics, and the nature of products and services provided. As a result, we report in one segment, Semiconductor Test & Inspection.

Goodwill, Intangible Assets and Other Long-lived Assets: We evaluate goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill impairment testing is performed at the reporting unit level by comparing the estimated fair value of the reporting unit to its carrying value, including goodwill. If the carrying value exceeds fair value, an impairment charge is recognized for the amount by which the carrying value exceeds the fair value, limited to the carrying amount of goodwill.

We estimate the fair values of our reporting units using a weighting of the income and market approaches. Under the income approach, we use a discounted cash flow methodology, which requires significant judgment and estimates related to, among other things, forecasted revenues, gross profit margins, operating income margins, working capital cash flows, perpetual growth rates, and long-term discount rates. The market approach utilizes the guideline public company method, under which valuation multiples derived from comparable publicly traded companies with similar operating and investment characteristics are applied to the reporting unit's operating performance metrics. The indicated values derived from the income and market approaches are equally weighted to determine the estimated fair value of each reporting unit.

Forecasts of future cash flows are based on management's best estimates of future net sales and operating expenses, taking into account customer forecasts, industry trade organization data, and general economic and market conditions. Fair value measurements are inherently subjective and sensitive to changes in assumptions. Adverse changes in forecasted results, discount rates, long-term growth assumptions, macroeconomic conditions, customer demand, competitive dynamics, or other factors could result in a reduction in the estimated fair value of one or more reporting units.

We performed our annual goodwill impairment test as of October 1, 2025, and determined that the estimated fair values of our reporting units exceeded their respective carrying values. For fiscal 2025, our IS reporting unit had limited headroom, meaning fair value only narrowly exceeded carrying value; as a result, even modest adverse changes in valuation assumptions, operating results, or market conditions could result in a future goodwill impairment charge. By comparison, our TH and ST reporting units each had substantially greater headroom at the assessment date, indicating a significantly larger cushion between fair value and carrying value. Goodwill associated with the IS reporting unit represented 39% of the total goodwill allocated across our reporting units as of the assessment date. Based on our analysis, including all relevant qualitative and quantitative factors, we concluded that no impairment exists as of the assessment date.

Additionally, goodwill is required to be evaluated for impairment between annual testing dates if indicators of impairment arise. As of December 27, 2025, we determined that no such triggering events had occurred. If circumstances change and an interim impairment assessment is required, it could result in a non-cash impairment charge, which could be material and would adversely affect our results of operations and financial condition.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. For long-lived assets, impairment losses are only recorded if the asset's carrying amount is not recoverable through its undiscounted future cash flows. We measure the impairment loss based on the difference between the carrying amount and estimated fair value.

As of December 27, 2025, no events or conditions occurred suggesting an impairment in our long-lived assets.

Warranty: We provide for the estimated costs of product warranties in the period sales are recognized. Our warranty obligation estimates are affected by historical product shipment levels, product performance and material and labor costs incurred in correcting product performance problems. Should product performance, material usage or labor repair costs differ from our estimates, revisions to the estimated warranty liability would be required.

Contingencies: We are subject to certain contingencies that arise in the ordinary course of our businesses which require us to assess the likelihood that future events will confirm the existence of a loss or an impairment of an asset. If a loss or asset impairment is probable and the amount of the loss or impairment is reasonably estimable, we accrue a charge to operations in the period such conditions become known.

Share-based Compensation: Compensation expense for restricted stock unit (RSU) awards is calculated based on the market price of our common stock on the grant date. As Cohu doesn't currently pay dividends, no reduction for expected dividends is applied. Compensation expense for performance stock units (PSUs) with market-based goals is determined using a Monte Carlo simulation model as of the grant date. When granted, compensation expense for stock options is measured based on the fair value of the award on its grant date, which we estimate using the Black-Scholes valuation model.

Recent Accounting Pronouncements: For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on our consolidated financial statements, see Note 1, "Recent Accounting Pronouncements" in Part IV, Item 15(a) of this Form 10-K.

RESULTS OF OPERATIONS

Recent Transactions Impacting Results of Operations

On January 7, 2025, we completed the acquisition of Tignis, a provider of AI process control and analytics-based monitoring software. Tignis is included in Cohu's consolidated results from operations as of the date of acquisition.

The following table summarizes certain operating data as a percentage of net sales:

	2025	2024	2023
Net sales	100.0%	100.0%	100.0%
Cost of sales	(57.3)	(55.1)	(52.4)
Gross margin	42.7	44.9	47.6
Research and development	(20.4)	(21.1)	(13.9)
Selling, general and administrative	(27.3)	(31.9)	(20.8)
Amortization of purchased intangible assets	(8.3)	(9.7)	(5.7)
Restructuring charges	(2.2)	(0.0)	(0.4)
Income (loss) from operations	(15.5)%	(17.8)%	6.8%

Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 in our 2024 Annual Report on Form 10-K, filed with the SEC on February 20, 2025, for comparative discussion of our fiscal years ended December 28, 2024, and December 30, 2023.

2025 Compared to 2024

Net Sales

Cohu's consolidated net sales increased 12.7% from $401.8 million in fiscal 2024 to $453.0 million in fiscal 2025, driven by stronger demand for AI-based computing applications. While the global macroeconomic environment continues to negatively affect automotive, industrial, and consumer segments, demand AI-based computing applications helped offset these effects. Cohu acquired Tignis on January 7, 2025, and the results of its operations are included since that date. Tignis' net sales recognized in fiscal 2025 were not material to Cohu.

Gross Margin (exclusive of amortization of acquisition-related intangible assets described below)

Gross margin consists of net sales, less cost of sales. Cost of sales consists primarily of the materials, assembly and test labor and overhead from operations. Our gross margin can fluctuate due to a number of factors, including, but not limited to, the mix of products sold, product support costs, increases in inventory reserves, the sale of previously reserved inventory and business volume which impacts the utilization of our manufacturing capacity. Our gross margin, as a percentage of net sales, decreased to 42.7% in fiscal 2025 from 44.9% in fiscal 2024. During fiscal 2025, our gross margin experienced a decline primarily driven by the product mix of systems delivered to customers, along with a one-time charge related to our decision to end manufacturing of certain products, discussed below.

We compute the majority of our excess and obsolete inventory reserve requirements using inventory usage forecasts. During fiscal 2025, we recorded net charges to cost of sales of approximately $7.5 million for excess and obsolete inventory, which includes a one-time charge of $3.3 million related to our decision to end manufacturing of certain products. In fiscal 2024, net charges to cost of sales for excess and obsolete inventory were $5.4 million. We believe our reserves for excess and obsolete inventory and lower of cost or net realizable value are adequate to cover known exposures at December 27, 2025. However, reductions in customer forecasts, continued modifications to products, or our failure to meet specifications or other customer requirements may result in additional charges to operations that could negatively impact our gross margin in future periods.

Research and Development Expense ("R&D Expense")

R&D expense consists primarily of salaries and related costs of employees engaged in ongoing research, product design and development activities, costs of engineering materials and supplies and professional consulting expenses. Our future operating results depend, to a considerable extent, on our ability to maintain a competitive advantage in the products we provide, and historically we have maintained our commitment to investing in R&D in order to be able to continue to offer new products to our customers. R&D expense in fiscal 2025 was $92.2 million, or 20.4% of net sales, compared to $84.8 million, or 21.1% of net sales in fiscal 2024. R&D expense increased during fiscal 2025, primarily due to higher material costs associated with new product development initiatives. In addition, R&D expense during fiscal 2025 included incremental costs of approximately $3.9 million related to our integration of Tignis, reflecting our continued investment in advanced analytics and AI-driven solutions to enhance product capabilities.

Selling, General and Administrative Expense ("SG&A Expense")

SG&A expense consists primarily of salaries and benefit costs of employees, commission expense for independent sales representatives, product promotion and costs of professional services. SG&A expense as a percentage of net sales decreased to 27.3% in fiscal 2025, from 31.9% in fiscal 2024, decreasing from $128.0 million in fiscal 2024 to $123.6 million in fiscal 2025. SG&A expense for fiscal 2025 decreased compared to the prior year, primarily due to cost control initiatives and savings realized from previously announced restructuring activities. During fiscal 2025, SG&A expense included $1.8 million of incremental costs related to the operations of Tignis and $0.4 million of transaction costs. These amounts were partially offset by a $1.7 million adjustment to the fair value of contingent consideration that was not earned. Additionally, results for fiscal 2025 benefited from a $0.4 million gain from the sale of our investment in Fraes-und Technologiezentrum GmbH Frasdorf ("FTZ"). In comparison, fiscal 2024 SG&A expense included $3.5 million of one-time severance and other costs associated with transitioning certain manufacturing to Asia as part of the expansion of our factories in the Philippines and Malaysia, a $0.9 million impairment of our investment in FTZ, and $0.6 million of professional fees and other costs related to the acquisitions of EQT and Tignis.

Amortization of Purchased Intangible Assets

Amortization of purchased intangibles is the process of expensing the cost of an intangible asset acquired through a business combination over the projected life of the asset. Amortization of acquisition-related intangible assets was $37.5 million and $39.1 million for fiscal 2025 and 2024, respectively. The decrease in expense in fiscal 2025 was primarily attributable to certain purchased intangible assets becoming fully amortized in the fourth quarter, partially offset by the amortization of acquired intangible assets from Tignis.

Restructuring Charges

In the fourth quarter of fiscal 2024, we initiated a strategic decision to transition all remaining volume manufacturing operations out of Poway, California, consolidating production into our facilities in Asia to enhance efficiency and scalability. Building on this initiative, we launched a broader restructuring program in the first quarter of fiscal 2025 aimed at repositioning our global organization and optimizing our cost structure. We incurred restructuring charges totaling $10.1 million in fiscal 2025. Amounts for restructuring recorded in fiscal 2024 were not material.

See Note 4, "Restructuring Charges" in Part IV, Item 15(a) of this Form 10-K for additional information with respect to restructuring charges.

Interest Expense and Income

Interest expense was $2.1 million in fiscal 2025 compared to $0.6 million in fiscal 2024. The year-over-year increase in interest expense resulted from the issuance of convertible notes in the fourth quarter of fiscal 2025.

Interest income was $8.0 million and $10.0 million in fiscal 2025 and 2024, respectively. The decrease in interest income year-over-year was primarily driven by lower average cash and investment balances and a decline in interest rates during fiscal 2025. While we received proceeds from the issuance of convertible notes in the fourth quarter of fiscal 2025, the timing of the transaction limited its impact on average balances for the year.

Foreign Transaction Gain (Loss) and Other

We have operations in foreign countries and conduct business in the local currency in these countries. We enter into foreign currency forward contracts to hedge against future movements in foreign exchange rates that affect certain U.S. Dollar denominated assets and liabilities that are held at our subsidiaries whose functional currency is the local currency. During fiscal 2025, we recognized losses of $0.8 million, net of $6.0 million of gains generated by our foreign currency forward contracts. In fiscal 2024, the U.S. Dollar strengthened against foreign currencies we operate in resulting in recognized losses of $2.4 million, net of $7.5 million of losses generated by our foreign currency forward contracts.

See Note 8 "Derivative Financial Instruments" in Part IV, Item 15(a) of this Form 10-K for additional information with respect to our foreign currency forward contracts.

Income Taxes

The income tax provision expressed as a percentage of pre-tax income or loss in fiscal 2025 and 2024 was (19.0)% and (7.5)%, respectively. The provision for income taxes increased from $4.9 million in fiscal 2024 to $11.9 million in fiscal 2025 primarily due to the increase in pre-tax income from foreign operations and valuation allowances established to offset net deferred tax assets of our subsidiaries in Switzerland and Malaysia.

Companies are required to assess whether a valuation allowance should be recorded against their deferred tax assets ("DTAs") based on the consideration of all available evidence, using a "more likely than not" realization standard. The four sources of taxable income that must be considered in determining whether DTAs will be realized are, (1) future reversals of existing taxable temporary differences (i.e. offset of gross deferred tax assets against gross deferred tax liabilities); (2) taxable income in prior carryback years, if carryback is permitted under the tax law; (3) tax planning strategies and (4) future taxable income exclusive of reversing temporary differences and carryforwards.

In assessing whether a valuation allowance is required, significant weight is to be given to evidence that can be objectively verified. We have evaluated our DTAs at each reporting period, including an assessment of our cumulative income or loss over the prior three-year period and future periods, to determine if a valuation allowance was required.

Based on the evidence available including a lack of sustainable earnings and history of expiring unused NOLs, and tax credits, we continue to maintain our judgement that a previously recorded valuation allowance against substantially all of our net deferred tax assets in the U.S. is still required. In addition, due to the cumulative loss position in Switzerland and the worldwide consolidated cumulative loss, we recorded valuation allowances against the net deferred tax assets in Switzerland and Malaysia during fiscal 2025. If a change in judgement regarding these valuation allowances were to occur in the future, we would record a potentially material deferred tax benefit, which could result in a favorable impact on the effective tax rate in that period.

Our valuation allowance on our DTAs at December 27, 2025, and December 28, 2024, was approximately $143.5 million and $114.5 million, respectively. The remaining gross DTAs for which a valuation allowance was not recorded are realizable primarily through future reversals of existing taxable temporary differences and to a lesser extent future taxable income in certain jurisdictions exclusive of reversing temporary differences and carryforwards.

For a full reconciliation of our effective tax rate to the U.S. federal statutory rate and further explanation of our provision for income taxes, see Note 10, "Income Taxes", included in Part IV, Item 15(a) of this Form 10-K, which is incorporated herein by reference.

Net Loss

As a result of the factors set forth above, our net loss was $74.3 million in fiscal 2025 and $69.8 million in fiscal 2024.

LIQUIDITY AND CAPITAL RESOURCES

Our business is dependent on capital expenditures by semiconductor manufacturers and test subcontractors that are, in turn, dependent on the current and anticipated market demand for semiconductors. The cyclical, seasonal and volatile nature of demand for semiconductor equipment, our primary industry, makes estimates of future revenues, results of operations and net cash flows difficult.

Our primary historical source of liquidity and capital resources has been cash flow generated by operations and we manage our business to maximize operating cash flows as our primary source of liquidity. We use cash to fund growth in our operating assets and to fund new products and product enhancements primarily through research and development. As of December 27, 2025, $151.2 million or 66.6% of our cash and cash equivalents was held by our foreign subsidiaries. If these funds are needed for our operations in the U.S., we may be required to accrue and pay foreign withholding taxes if we repatriate these funds. Except for working capital requirements in certain jurisdictions, we provide for all withholding and other residual taxes related to unremitted earnings of our foreign subsidiaries.

On September 29, 2025, we issued $287.5 million aggregate principal amount of 1.50% convertible senior notes due 2031. The terms of the Notes are described in Note 3, "Borrowings and Credit Agreements" in Part IV, Item 15(a) of this Form 10-K.

On February 9, 2024, we made a cash payment of $29.3 million to repay the remaining outstanding principal of our Term Loan Credit Facility. The terms of the Term Loan Credit Facility are described in Note 3, "Borrowings and Credit Agreements" in Part IV, Item 15(a) of this Form 10-K.

On December 27, 2025, our total indebtedness, net of deferred financing costs, was $296.1 million, which included $278.5 million outstanding under the Notes, $1.5 million outstanding under Kita's term loans, $6.3 million outstanding under Cohu GmbH's construction loans, $9.4 million outstanding under Cohu Malaysia's revolving credit facility and $0.4 million outstanding under Kita's lines of credit.

In fiscal 2025 and 2024, we repurchased 432,288 shares and 915,504 shares of our outstanding common stock for $8.6 million and $27.0 million, respectively, to be held as treasury stock.

We believe that our sources of liquidity will be sufficient to satisfy our anticipated cash requirements through at least the next 12 months. Our liquidity could be negatively affected by a decrease in demand for our products. In addition, we may make acquisitions or increase our capital expenditures and may need to raise additional capital through debt or equity financing to provide for greater flexibility to fund these activities. Additional financing may not be available or not available on terms favorable to us. A discussion of cash flows for the year ended December 30, 2023, has been omitted from this Annual Report on Form 10-K, but may be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Liquidity and Capital Resources" in our Annual Report on Form 10-K for the year ended December 28, 2024, filed with the SEC on February 20, 2025, which discussion is incorporated herein by reference and which is available free of charge on the SEC's website at www.sec.gov.

Liquidity

Working Capital: The following summarizes our cash, cash equivalents, short-term investments and working capital at December 27, 2025 and December 28, 2024:

(in thousands)		2025		2024		Increase	Percentage Change
Cash, cash equivalents and short-term investments	$	483,981	$	262,092	$	221,889	84.7%
Working capital	$	640,912	$	449,123	$	191,789	42.7%

Cash Flows

Operating Activities: Cash provided by operating activities consists of our net loss adjusted for non-cash expenses and changes in operating assets and liabilities. These adjustments include impairment charges, depreciation expense on property, plant and equipment, share-based compensation expense, amortization of intangible assets, deferred income taxes, amortization of cloud-based software implementation costs, amortization of debt discounts and issuance costs and gains from the sale of property, plant and equipment. Our net cash flows provided by operating activities in fiscal 2025 totaled $31.7 million compared to $2.8 million in fiscal 2024. The increase in cash provided by operating activities in the current year was a result of improved business conditions. Cash provided by operating activities was also impacted by changes in current assets and liabilities which included a decrease in other assets of $15.4 million, primarily reflecting the collection of income taxes receivable, an increase in accounts receivable of $14.5 million due to the timing of fourth quarter shipments, a decrease in inventories of $4.3 million attributable strict management and targeted inventory reduction actions, an increase in accounts payable of $10.3 million driven by the timing of supplier receipts and payments in the fourth quarter, an increase in deferred profit of $3.7 million related to revenue deferrals made in accordance with our revenue recognition policy, and an increase in accrued compensation, warranty and other liabilities of $8.6 million reflecting the timing of incentive compensation accruals and warranty provisions consistent with current sales levels and product mix.

Investing Activities: Investing cash flows consist primarily of cash used for capital expenditures in support of our business, purchases of investments, business acquisitions and proceeds from investment maturities and asset disposals. Our net cash used in investing activities in fiscal 2025 totaled $257.0 million. In fiscal 2025 we used $263.4 million in cash for purchases of short-term investments and generated $63.8 million from sales and maturities. We invest our excess cash, in an attempt to seek the highest available return while preserving capital, in short-term investments since excess cash may be required for a business-related purpose. Additions to property, plant and equipment in fiscal 2025 were $21.0 million and were made to support our operating and development activities. Cash paid for the settlement of net investment hedges totaled $2.1 million in fiscal 2025. Our net cash provided by investing activities in fiscal 2024 totaled $21.9 million. In fiscal 2024 we used $78.6 million in cash for purchases of short-term investments and generated $114.2 million from sales and maturities. Additions to property, plant and equipment in fiscal 2024 of $10.6 million were made to support our operating and development activities.

Financing Activities: Financing cash flows consist primarily of net proceeds under our employee stock purchase plans, repurchases of shares made under our share repurchase program and repayments of debt, net of new borrowings. In fiscal 2025, our cash provided by financing activities totaled $246.3 million, primarily due to $287.5 million of proceeds from our issuance of convertible senior notes reduced by $31.4 million cash paid for purchase of capped calls related to our convertible senior notes and $9.4 of debt issuance costs. During fiscal 2025, we also had proceeds of $8.5 million from borrowings on a revolving line of credit used to finance the purchase of our factory in Malaysia. In fiscal 2024, our cash used in financing activities totaled $59.0 million primarily due to debt repayments totaling $31.3 million, which includes $29.3 million of cash prepayments of our Term Loan Credit Facility. In fiscal 2025, repayments of debt were $1.7 million. During fiscal 2025 and 2024, we made payments totaling $8.6 million and $27.0 million, respectively for shares of our common stock repurchased under our share repurchase program to be held as treasury stock. We issue restricted stock units, including performance stock units, and maintain an employee stock purchase plan as components of our overall employee compensation. In fiscal 2025, net proceeds from shares issued under our employee stock purchase plan ("ESPP") net of cash used to settle the minimum statutory tax withholding requirements on behalf of our employees upon vesting of restricted and performance stock awards, was $1.2 million. In fiscal 2024, net cash used to settle the minimum statutory tax withholding requirements on behalf of our employees totaled $0.1 million. The change in cash used to settle tax withholding requirements between fiscal 2025 and 2024 is directly correlated to the decrease in Cohu's stock price at the end of March year over year when the majority of awards vest, while maintaining similar levels of participation and proceeds from our ESPP.

Share Repurchase Program

On October 28, 2021, we announced that our Board of Directors authorized a $70 million share repurchase program. This share repurchase program was effective as of November 2, 2021, and has no expiration date. On October 25, 2022, our Board of Directors authorized an additional $70 million under the share repurchase program. The timing of share repurchases and the number of shares of common stock to be repurchased will depend upon prevailing market conditions and other factors. Repurchases under this program will be made using our existing cash resources and may be commenced or suspended from time to time at our discretion without prior notice. Repurchases may be made in the open market, through 10b5-1 programs, or in privately negotiated transactions at prevailing market rates in accordance with federal securities laws. For the year ended December 27, 2025, we repurchased 432,288 shares of our common stock for $8.6 million to be held as treasury stock. As of December 27, 2025, $22.8 million remained available for us to repurchase shares of our common stock under our share repurchase program.

Capital Resources

We have access to credit facilities and other borrowings provided by financial institutions to finance acquisitions, capital expenditures and our operations if needed. A summary of our borrowings and available credit is as follows.

Convertible Senior Notes Due 2031

On September 29, 2025, we issued $287.5 million aggregate principal amount of 1.50% convertible senior notes due 2031. The Notes include the full exercise by the initial purchasers on September 25, 2025 of their option to purchase up to an additional $27.5 million principal amount of the Notes. The Notes are senior unsecured obligations and bear interest at a coupon rate of 1.50% per annum, with interest payable semiannually in arrears on January 15 and July 15 of each year, beginning on January 15, 2026. The Notes will mature on January 15, 2031, unless earlier converted, redeemed or repurchased in accordance with their terms.

Prior to the close of business on the business day immediately preceding October 15, 2030, noteholders will have the right to convert their Notes only upon the occurrence of certain events. On or after October 15, 2030, noteholders may convert all or any portion of their Notes at any time at their election until the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, we will satisfy the conversion obligations by paying cash up to the aggregate principal amount of the Notes to be converted and paying and/or delivering cash, shares of common stock or a combination of cash and shares of common stock, at our election, in respect of the remainder, if any, of the conversion obligation in excess of the aggregate principal amount of the Notes being converted. The initial conversion rate for the Notes is 36.7975 shares of common stock per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $27.18 per share of common stock), which represents an approximately 32.5% conversion premium over the last reported sale price of $20.51 per share of our common stock on The Nasdaq Stock Market on September 24, 2025. The conversion rate (and accordingly the conversion price) is subject to adjustment upon the occurrence of certain events. In addition, upon certain corporate events or upon a notice of redemption (as described below), we will, under certain circumstances, increase the conversion rate for noteholders who convert Notes in connection with such a corporate event or convert their Notes called (or deemed called) for redemption during the related redemption period, as the case may be.

The Notes will not be redeemable before January 22, 2029. The Notes will be redeemable, in whole or in part, for cash at our option at any time, and from time to time, on or after January 22, 2029 and prior to the 51st scheduled trading day immediately preceding the maturity date, if (i) the Notes are "freely tradable" (as defined in the indenture governing the Notes), and certain accrued and unpaid additional interest, if any, has been paid in full, as of the first interest payment date occurring on or before the date we send such notice and (ii) the last reported sale price per share of our common stock has been at least 130% of the conversion price for a specified period of time. The redemption price will be equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

If a "fundamental change" (as defined in the indenture governing the Notes) occurs, then, subject to certain conditions, noteholders may require us to repurchase their Notes for cash. The repurchase price will be equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.

Our net proceeds from the offering were approximately $278.9 million, after deducting the initial purchasers' discounts and commissions but before estimated offering expenses. We used approximately $31.4 million of the net proceeds to enter into the capped call transactions that are described in Note 9, "Equity" in Part IV, Item 15(a) of this Form 10-K. We intend to use the remaining net proceeds for general corporate purposes.

The Notes are recorded as liabilities in accordance with ASC Topic 470, *Debt* ("ASC 470"). Issuance costs will be amortized to interest expense over the term of the Notes using the effective interest method. Upon issuance, we evaluated the conversion feature for potential separation as an embedded derivative under ASC 815, *Derivatives and Hedging* ("ASC 815") and determined that the conversion feature did not meet the criteria for derivative accounting.

The effective interest rate for the Notes is 2.2% after considering the effect of the accretion of the related debt discount over the term of the Notes. For the year ended December 27, 2025, total interest expense related to the Notes was $1.5 million, with coupon interest expense of $1.1 million and amortization of debt discount of $0.4 million. As of December 27, 2025, the remaining unamortized debt discount of the Notes was $9.0 million. At December 27, 2025, the outstanding Notes balance, net of discount, was $278.5 million.

Credit Agreement

On October 1, 2018, we entered into a Credit Agreement providing for a $350.0 million Term Loan Credit Facility and borrowed the full amount to finance a portion of the Xcerra acquisition. Loans under the Term Loan Credit Facility were amortized in equal quarterly installments of 0.25% of the original principal amount, with the balance payable at maturity. All outstanding principal and interest in respect of the Term Loan Credit Facility would have been due on or before October 1, 2025. The loans under the Term Loan Credit Facility bore interest, at Cohu's option, at a floating annual rate equal to the London Interbank Offered Rate ("LIBOR") plus a margin of 3.00%. On June 16, 2023, in connection with the discontinuation of LIBOR, we entered into an amendment to our Term Loan Credit Facility, which provided for the transition of the benchmark interest rate from LIBOR to the Secured Overnight Financing Rate ("SOFR" or "Term SOFR"). Effective with the interest period beginning July 1, 2023, LIBOR was replaced with Adjusted Term SOFR, a floating annual rate equal to SOFR plus a margin of 3.0%.

On February 9, 2024, we made a cash payment of $29.3 million to repay the remaining outstanding amounts owed under our Term Loan Credit Facility. We accounted for the transaction as a debt extinguishment, and in the first quarter of fiscal 2024 we recognized a loss of $0.2 million in our consolidated statement of operations due to the recognition of the remaining debt discount and deferred financing costs.

Kita Term Loans

We have a series of term loans with Japanese financial institutions primarily related to the expansion of our facility in Osaka, Japan. The loans are collateralized by the facility and land, carry interest rates ranging from 0.05% to 0.96%, and expire at various dates through 2034. At December 27, 2025, the outstanding loan balance was $1.5 million, and $0.2 million of the outstanding balance is presented as current installments of long-term debt in our consolidated balance sheets. At December 28, 2024, the outstanding loan balance was $1.7 million, and $0.2 million of the outstanding balance is presented as current installments of long-term debt in our consolidated balance sheets. The term loans are denominated in Japanese Yen and, as a result, amounts disclosed herein will fluctuate because of changes in currency exchange rates.

Construction Loans

In July 2019 and June 2020, one of our wholly owned subsidiaries located in Germany entered into a series of construction loans ("Loan Facilities") with a German financial institution providing it with total borrowings of up to €10.1 million. The Loan Facilities were utilized to finance the expansion of our facility in Kolbermoor, Germany and are secured by the land and the existing building on the site. The Loan Facilities bear interest at agreed upon rates based on the facility amounts as discussed below.

The first facility totaling €3.4 million has been fully drawn and is payable over 10 years at a fixed annual interest rate of 0.8%. Principal and interest payments are due each quarter over the duration of the facility ending in September 2029. The second facility totaling €5.2 million has been fully drawn and is payable over 15 years at an annual interest rate of 1.05%, which is fixed until April 2027. Principal and interest payments are due each month over the duration of the facility ending in January 2034. The third facility totaling €0.9 million has been fully drawn and is payable over 10 years at an annual interest rate of 1.2%. Principal and interest payments are due each month over the duration of the facility ending in May 2030.

At December 27, 2025, total outstanding borrowings under the Loan Facilities was $6.3 million with $1.1 million of the total outstanding balance being presented as current installments of long-term debt in our consolidated balance sheets. At December 28, 2024, total outstanding borrowings under the Loan Facilities was $6.5 million with $0.9 million of the total outstanding balance being presented as current installments of long-term debt in our consolidated balance sheets. The loans are denominated in Euros and, as a result, amounts disclosed herein will fluctuate because of changes in currency exchange rates. The fair value of the debt approximates the carrying value at December 27, 2025.

Revolving Credit Facility

On December 30, 2024, our wholly owned subsidiary in Malaysia entered into a revolving credit facility with a Malaysian financial institution that provides up to MYR 40 million, of which MYR 37.9 million was subsequently drawn. The revolving credit facility was utilized to finance the purchase of our leased facility in Melaka, Malaysia. Interest is due monthly and is calculated based on the lender's Effective Cost of Funds plus a spread of 0.5%. The revolving credit facility is secured by the land and building. At December 27, 2025, $9.4 million was outstanding under the revolving credit facility and the rate of interest was 4.04%. As this revolving credit facility agreement renews monthly, it has been included in short-term borrowings in our consolidated balance sheets. The revolving credit is denominated in Malaysian Ringgits and, as a result, amounts disclosed herein will fluctuate because of changes in currency exchange rates.

Lines of Credit

As a result of our acquisition of Kita, we assumed a series of revolving credit facilities with various financial institutions in Japan. The credit facilities renew monthly and provide Kita with access to working capital totaling up to 660 million Japanese Yen of which 70 million Japanese Yen is drawn. At December 27, 2025, total borrowings outstanding under the revolving lines of credit were $0.4 million. As these credit facility agreements renew monthly, they have been included in short-term borrowings in our consolidated balance sheets.

The revolving lines of credit are denominated in Japanese Yen and, as a result, amounts disclosed herein will fluctuate because of changes in currency exchange rates.

Our wholly owned subsidiary in Switzerland has one available line of credit which provides it with borrowings of up to a total of 2.0 million Swiss Francs, a portion of which is reserved for tax guarantees. At December 27, 2025 and December 28, 2024, no amounts were outstanding under this line of credit.

We also have a letter of credit facility ("LC Facility") under which Bank of America, N.A., has agreed to administer the issuance of letters of credit on our behalf. The LC Facility requires us to maintain deposits of cash or other approved investments in amounts that approximate our outstanding letters of credit and contains customary restrictive covenants. In addition, our wholly owned subsidiary, Xcerra, has arrangements with various financial institutions for the issuance of letters of credit and bank guarantees. As of December 27, 2025, $0.4 million was outstanding under standby letters of credit and bank guarantees.

We expect that we will continue to make capital expenditures to support our business and we anticipate that present working capital will be sufficient to meet our operating requirements for at least the next twelve months.

Contractual Obligations

The following table summarizes our significant contractual obligations at December 27, 2025, and the effect such obligations are expected to have on our liquidity and cash flows in future periods. Amounts excluded are our liability for unrecognized tax benefits that totaled approximately $30.4 million at December 27, 2025. We are currently unable to provide a reasonably reliable estimate of the amount or period(s) the cash settlement of this liability may occur.

(in thousands)	Total		2026		Fiscal year-end 2027-2028		2029-2030		Thereafter
Operating leases [1]	$	47,566	$	6,126	$	9,511	$	9,530	$	22,399
Bank term loans and convertible notes principal and interest		318,390		4,723		11,293		10,442		291,932
Revolving credit facilities		9,807		9,807		-		-		-
Total contractual obligations	$	375,763	$	20,656	$	20,804	$	19,972	$	314,331

(1) Excludes an insignificant amount of short-term lease obligations.

The table above does not include pension, post-retirement benefit and warranty obligations because it is not certain when these liabilities will be funded. For additional information regarding our pension and post-retirement benefits obligations see Note 6, "Employee Benefit Plans" and for more information on our contractual obligations, see Note 14, "Guarantees" in Part IV, Item 15(a) of this Form 10-K.

Commitments to contract manufacturers and suppliers. From time to time, we enter into commitments with our vendors and outsourcing partners to purchase inventory at fixed prices or in guaranteed quantities. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current manufacturing needs and are fulfilled by our vendors within relatively short time horizons. We typically do not have significant agreements for the purchase of raw materials or other goods specifying minimum quantities or set prices that exceed our expected requirements for the next three months.

Off-Balance Sheet Arrangements. During the ordinary course of business, we provide standby letters of credit instruments to certain parties as required. As of December 27, 2025, $0.3 million was outstanding under standby letters of credit.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Investment and Interest Rate Risk.

At December 27, 2025, our investment portfolio included short-term, fixed-income investment securities with a fair value of approximately $256.9 million, and we did not hold or issue financial instruments for trading purposes. These securities are subject to interest rate risk and will likely decline in value if interest rates increase. Our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. As we classify our short-term securities as available-for-sale, no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be credit-related. An immediate ten percent change in interest rates would have no material impact on our financial condition or results of operations.

We evaluate our investments periodically for possible a credit-related impairment by reviewing factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and our ability and intent to hold the investment for a period of time sufficient for anticipated recovery of market value. As of December 27, 2025, both the cost and fair value of investments we held with loss positions were approximately $58.3 million. We evaluated the nature of these investments, credit worthiness of the issuer and the duration of these impairments and concluded that these losses were temporary and we have the ability and intent to hold these investments to maturity.

Foreign Currency Exchange Risk.

We have operations in several foreign countries and conduct business in the local currency in these countries. As a result, we have risk associated with currency fluctuations as the value of foreign currencies fluctuate against the U.S. dollar, in particular the Swiss Franc, Euro, Malaysian Ringgit, Chinese Yuan, Philippine Peso and Japanese Yen. These fluctuations can impact our reported earnings.

We enter into foreign currency forward contracts with a financial institution to hedge against future movements in foreign exchange rates that affect certain existing U.S. Dollar denominated assets and liabilities at our subsidiaries whose functional currency is the local currency. Under this program, our strategy is to have increases or decreases in our foreign currency exposures mitigated by gains or losses on the foreign currency forward contracts in order to reduce the risks and volatility associated with foreign currency transaction gains or losses.

Fluctuations in currency exchange rates also impact the U.S. Dollar amount of our net investment in foreign operations and in the third quarter of fiscal 2024 we began hedging foreign currency risk associated with net investment positions in certain of our foreign subsidiaries by entering foreign currency forward contracts that are designated as hedges of net investment. Fluctuations in currency exchange rates also impact the U.S. Dollar amount of our net investment in foreign operations. The assets and liabilities of our foreign subsidiaries are translated into U.S. Dollars at the exchange rates in effect at the fiscal year-end balance sheet date. Income and expense accounts are translated at an average exchange rate during the year which approximates the rates in effect at the transaction dates. The resulting translation adjustments are recorded in stockholders' equity as a component of accumulated other comprehensive loss. As a result of fluctuations in certain foreign currency exchange rates in relation to the U.S. Dollar as of December 27, 2025, compared to December 28, 2024, our stockholders' equity increased by $19.4 million as a result of the foreign currency translation.

Based upon the current levels of net foreign assets, a hypothetical 10% devaluation of the U.S. dollar as compared to these currencies as of December 27, 2025, would result in an approximate $32.4 million positive translation adjustment recorded in other comprehensive income within stockholders' equity. Conversely, a hypothetical 10% appreciation of the U.S. dollar as compared to these currencies as of December 27, 2025, would result in an approximate $32.4 million negative translation adjustment recorded in other comprehensive income within stockholders' equity.

Item 8. Financial Statements and Supplementary Data.

The information required by this Item is included in Part IV, Item 15(a).

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures - Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of December 27, 2025, the end of the period covered by this annual report.

Changes in Internal Control over Financial Reporting - There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended December 27, 2025, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting - Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our evaluation under the framework in *Internal Control - Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 27, 2025.

Ernst & Young LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of our internal control over financial reporting as of December 27, 2025, as stated in their report which is included herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Cohu, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Cohu, Inc.'s internal control over financial reporting as of December 27, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Cohu, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 27, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of the Company as of December 27, 2025 and December 28, 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 27, 2025, and the related notes and the financial statement schedule listed in the Index at Item 15(a) and our report dated February 17, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Diego, California
February 17, 2026

44

Item 9B. Other Information.

Rule 10b5-1 Trading Plans

Our directors and executive officers may purchase or sell shares of our common stock in the market from time to time, including pursuant to equity trading plans adopted in accordance with Rule 10b5-1 under the Exchange Act and in compliance with guidelines specified by our insider trading policy. In accordance with Rule 10b5-1 and our insider trading policy, directors, officers and certain employees who, at such time, are not in possession of material non-public information are permitted to enter into written plans that pre-establish amounts, prices and dates (or formula for determining the amounts, prices and dates) of future purchases or sales of our stock, including shares acquired pursuant to our equity incentive plans. Under a Rule 10b5-1 trading plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The use of these trading plans permits asset diversification as well as personal financial and tax planning. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information, subject to compliance with SEC rules, the terms of our insider trading policy and certain minimum holding requirements. During the fourth quarter of fiscal 2025, the following Section 16 directors and officers adopted or terminated a "Rule 10b5-1 trading arrangement" (as defined in Item 408 of Regulation S-K of the Exchange Act):

Name and Title	Plan Action	Plan Adoption Date	Expiration Date	Number of Shares to be Sold under Plan
Chris G. Bohrson, Sr. VP & Chief Customer Officer	Adoption	11/21/2025	2/19/2027	13,000

Transactions by Section 16 directors and officers will be disclosed publicly through Form 144 and Form 4 filings with the SEC to the extent required by law. No non-Rule 10b5-1 trading arrangements (as defined in Item 408of Regulation S-K of the Exchange Act) were adopted or terminated by any Section 16 director or officer during the fourth quarter of fiscal 2025

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information under the heading "Information About Our Executive Officers" in Part I, Item 1 of this Form 10-K is incorporated by reference in this section. The other information required by this item is hereby incorporated by reference to Cohu's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2025.

Code of Business Conduct and Code of Ethics
Cohu has adopted a code of business conduct and ethics for directors, officers and employees. The code is available on the Investor Relations section of our website at www.cohu.com. We intend to make all required disclosures concerning any amendments to, or waivers from, our code of ethics on our website, within four business days of such amendment or waiver.

Corporate Governance Guidelines and Certain Committee Charters
Cohu has adopted Corporate Governance Guidelines as well as charters for its Audit, Compensation and Nominating and Governance Committees. These documents are available on the Investor Relations section of our website at www.cohu.com.

Insider Trading Policy
We have adopted an Insider Trading Policy governing transactions in our securities by our directors, officers and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and Nasdaq listing standards. A copy of the Insider Trading Policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

The information on our website is not incorporated by reference in or considered to be a part of this Annual Report on Form 10-K.

Item 11. Executive Compensation.

Information regarding Executive Compensation is hereby incorporated by reference to Cohu's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information regarding Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters is hereby incorporated by reference to Cohu's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information regarding Certain Relationships and Related Transactions, and Director Independence is hereby incorporated by reference to Cohu's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2025.

Item 14. Principal Accounting Fees and Services.

Information regarding the Principal Accounting Fees and Services is hereby incorporated by reference to Cohu's definitive proxy statement, which will be filed with the SEC within 120 days after the close of fiscal 2025.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K.

   (1) Financial Statements

   The following consolidated financial statements of Cohu, Inc., including the report thereon of Ernst & Young LLP, are included in this Annual Report on Form 10-K beginning on page 48:

Description	Form 10-K Page Number
Consolidated Balance Sheets at December 27, 2025, and December 28, 2024	48
Consolidated Statements of Operations for each of the three years in the period ended December 27, 2025	49
Consolidated Statements of Comprehensive Income (Loss) for each of the three years in the period ended December 27, 2025	50
Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 27, 2025	51
Consolidated Statements of Cash Flows for each of the three years in the period ended December 27, 2025	52
Notes to Consolidated Financial Statements	53
Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)	90

   (2) Financial Statement Schedule

Schedule II – Valuation and Qualifying Accounts	97

   All other financial statement schedules have been omitted because the required information is not applicable or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

   (3) Exhibits

   The exhibits listed under Item 15(b) hereof are filed with, or incorporated by reference into, this Annual Report on Form 10-K.

COHU, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

		December 27, 2025		December 28, 2024
ASSETS				
Current assets:				
Cash and cash equivalents	$	227,053	$	206,407
Short-term investments		256,928		55,685
Accounts receivable, net		108,754		91,619
Inventories		129,006		141,861
Prepaid expenses and other current assets		24,356		19,293
Taxes receivable		3,893		19,442
Total current assets		749,990		534,307
Property, plant and equipment, net		76,987		74,786
Goodwill		283,027		234,639
Intangible assets, net		79,272		110,717
Other assets		24,435		31,058
Operating lease right of use assets		29,271		13,908
	$	1,242,982	$	999,415
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Short-term borrowings	$	9,807	$	633
Current installments of long-term debt		1,244		1,115
Accounts payable		40,708		30,554
Customer advances		2,802		2,764
Accrued compensation and benefits		22,463		20,023
Accrued warranty		4,179		2,971
Deferred profit		8,626		3,589
Income taxes payable		2,789		2,394
Other accrued liabilities		16,460		21,141
Total current liabilities		109,078		85,184
Other accrued liabilities		6,730		6,821
Noncurrent income tax liabilities		3,975		5,691
Accrued retirement benefits		5,472		8,481
Deferred income taxes		15,469		19,402
Long-term debt		285,026		7,052
Long-term lease liabilities		31,693		9,893
Stockholders' equity:				
Preferred stock, $1 par value; 1,000 shares authorized, none issued		-		-
Common stock, $1 par value; 90,000 shares authorized, 49,875 shares issued and outstanding in 2025 and 49,601 shares in 2024		49,875		49,601
Paid-in capital		681,509		697,489
Treasury stock, at cost; 3,030 shares in 2025 and 2,891 shares in 2024		(87,842)		(87,784)
Retained earnings		174,467		248,740
Accumulated other comprehensive loss		(32,470)		(51,155)
Total stockholders' equity		785,539		856,891
	$	1,242,982	$	999,415

The accompanying notes are an integral part of these statements.

48

COHU, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

		Years ended				
		December 27, 2025		December 28, 2024		December 30, 2023
Net sales	$	452,956	$	401,779	$	636,322
Cost and expenses:						
Cost of sales (1)		259,337		221,485		333,454
Research and development		92,213		84,797		88,571
Selling, general and administrative		123,566		128,037		132,249
Amortization of purchased intangible assets		37,466		39,087		36,355
Restructuring charges (Note 4)		10,143		41		2,421
		522,725		473,447		593,050
Income (loss) from operations		(69,769)		(71,668)		43,272
Other (expense) income:						
Interest expense		(2,054)		(618)		(3,382)
Interest income		8,040		9,976		11,504
Foreign transaction loss		(783)		(2,395)		(5,209)
Pension curtailment gain		2,159		-		-
Loss on extinguishment of debt		-		(241)		(369)
Income (loss) before taxes		(62,407)		(64,946)		45,816
Income tax provision		11,866		4,872		17,660
Net income (loss)	$	(74,273)	$	(69,818)	$	28,156
Income (loss) per share:						
Basic:	$	(1.59)	$	(1.49)	$	0.59
Diluted:	$	(1.59)	$	(1.49)	$	0.59
Weighted average shares used in computing income (loss) per share:						
Basic		46,723		46,908		47,486
Diluted		46,723		46,908		48,025

(1) Excludes amortization of purchased intangibles of $28,086, $30,008, and $28,418 for the years ended December 27, 2025, December 28, 2024, and December 30, 2023, respectively.

The accompanying notes are an integral part of these statements.

COHU, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

| | | Years ended | | | | | |
		December 27, 2025		December 28, 2024		December 30, 2023	
Net income (loss)	$	(74,273)	$	(69,818)	$	28,156	
Other comprehensive income (loss), net of tax							
Foreign currency translation adjustments		19,436		(16,839)		6,815	
Adjustments related to postretirement benefits		(887)		518		(2,375)	
Change in unrealized gain/loss on investments		136		(55)		793	
Other comprehensive income (loss), net of tax		18,685		(16,376)		5,233	
Comprehensive income (loss)	$	(55,588)	$	(86,194)	$	33,389	

The accompanying notes are an integral part of these statements.

50

COHU, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except par value and per share amounts)

	Common stock $1 par value		Paid-in capital		Retained earnings		Accumulated other comprehensive loss		Treasury Stock		Total	
Balance at December 31, 2022	$	49,276	$	687,218	$	290,402	$	(40,012)	$	(58,043)	$	928,841	
Common stock repurchases		-		-		-		-		(23,641)		(23,641)	
Net income		-		-		28,156		-		-		28,156	
Changes in cumulative translation adjustment		-		-		-		6,815		-		6,815	
Adjustments related to postretirement benefits, net of tax		-		-		-		(2,375)		-		(2,375)	
Changes in unrealized gains and losses on investments, net of tax		-		-		-		793		-		793	
Shares issued under ESPP		147		3,785		-		-		-		3,932	
Shares issued for restricted stock units vested		6		(20,174)		-		-		20,168		-	
Repurchase and retirement of stock		-		(1,920)		-		-		(7,668)		(9,588)	
Share-based compensation expense		-		17,237		-		-		-		17,237	
Balance at December 30, 2023		49,429		686,146		318,558		(34,779)		(69,184)		950,170	
Common stock repurchases		-		-		-		-		(27,123)		(27,123)	
Net loss		-		-		(69,818)		-		-		(69,818)	
Changes in cumulative translation adjustment		-		-		-		(16,839)		-		(16,839)	
Adjustments related to postretirement benefits, net of tax		-		-		-		518		-		518	
Changes in unrealized gains and losses on investments, net of tax		-		-		-		(55)		-		(55)	
Shares issued under ESPP		172		3,814		-		-		-		3,986	
Shares issued for restricted stock units vested		-		(13,154)		-		-		13,154		-	
Repurchase and retirement of stock		-		(57)		-		-		(4,631)		(4,688)	
Share-based compensation expense		-		20,740		-		-		-		20,740	
Balance at December 28, 2024		49,601		697,489		248,740		(51,155)		(87,784)		856,891	
Common stock repurchases		-		-		-		-		(8,586)		(8,586)	
Net loss		-		-		(74,273)		-		-		(74,273)	
Changes in cumulative translation adjustment		-		-		-		19,436		-		19,436	
Adjustments related to postretirement benefits, net of tax		-		-		-		(887)		-		(887)	
Changes in unrealized gains and losses on investments, net of tax		-		-		-		136		-		136	
Shares issued under ESPP		274		3,469		-		-		-		3,743	
Shares issued for restricted stock units vested		-		(12,948)		-		-		12,948		-	
Repurchase and retirement of stock		-		1,852		-		-		(4,420)		(2,568)	
Share-based compensation expense		-		23,042		-		-		-		23,042	
Purchase of capped calls		-		(31,395)		-		-		-		(31,395)	
Balance at December 27, 2025	$	49,875	$	681,509	$	174,467	$	(32,470)	$	(87,842)	$	785,539	

The accompanying notes are an integral part of these statements.

COHU, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 27, 2025	December 28, 2024	December 30, 2023
Cash flows from operating activities:			
Net income (loss)	$ (74,273)	$ (69,818)	$ 28,156
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Net accretion on investments	(1,457)	(1,254)	(1,364)
Loss on extinguishment of debt	-	241	369
Pension curtailment gain	(2,159)	-	-
Depreciation and amortization	50,685	52,487	49,744
Share-based compensation expense	23,042	20,740	17,237
Inventory related charges	8,211	4,977	5,619
Amortization of debt discounts and issuance costs	422	8	146
Accrued retiree benefits	(1,817)	(1,589)	(540)
Deferred income taxes	(1,802)	(3,722)	(4,774)
Impairment charge related to equity investment	-	903	-
Change in fair value of contingent consideration liability	(1,700)	-	-
Changes in other assets	426	(3,831)	(13,286)
Amortization of cloud-based software implementation costs	2,836	2,836	2,800
(Gain) loss from sale of property, plant and equipment	141	176	(4)
Changes in other accrued liabilities	(175)	(1,309)	(702)
Operating lease right-of-use assets	7,148	5,812	7,656
Changes in current assets and liabilities:			
Customer advances	(208)	(1,835)	(2,309)
Accounts receivable, net	(14,466)	34,850	61,899
Inventories	4,280	6,374	12,839
Accrued compensation, warranty and other liabilities	8,614	(15,449)	(14,897)
Accounts payable	10,296	(3,560)	(21,356)
Deferred profit	3,707	26	(4,447)
Other current assets	15,353	(16,148)	10,920
Income taxes payable	1,450	(2,234)	(24,782)
Current and long-term operating lease liabilities	(6,862)	(5,903)	(7,454)
Net cash provided by operating activities	31,692	2,778	101,470
Cash flows from investing activities:			
Purchases of property, plant and equipment	(20,958)	(10,634)	(16,053)
Net cash received from sale of assets	504	107	216
Purchases of short-term investments	(263,417)	(78,573)	(97,290)
Payment for purchase of Tignis, net of cash received	(34,763)	-	-
Sales and maturities of short-term investments	63,762	114,228	152,649
Settlement of net investment hedge	(2,145)	(3,212)	-
Payment for purchase of MCT, net of cash received	-	-	(26,331)
Payment for purchase of EQT, net of cash received	-	-	(43,401)
Net cash provided by (used in) investing activities	(257,017)	21,916	(30,210)
Cash flows from financing activities:			
Proceeds from revolving line of credit, revolving credit facility and convertible notes	296,295	-	-
Payment of debt issuance costs	(9,435)	-	-
Purchase of capped calls related to convertible notes	(31,395)	-	-
Repayments of long-term debt	(1,733)	(31,324)	(38,788)
Payments on finance lease liabilities	(7)	(24)	(52)
Acquisition of treasury stock	(8,586)	(26,986)	(23,641)
Net issuance (repurchases) of stock, including awards settled in cash	1,187	(701)	(5,656)
Net cash provided by (used in) financing activities	246,326	(59,035)	(68,137)
Effect of exchange rate changes on cash and cash equivalents	(355)	(4,776)	60
Net increase (decrease) in cash and cash equivalents	20,646	(39,117)	3,183
Cash and cash equivalents at beginning of year	206,407	245,524	242,341
Cash and cash equivalents at end of year	$ 227,053	$ 206,407	$ 245,524
Supplemental disclosure of cash flow information:			
Cash paid for income taxes, net of refunds	$ (2,829)	$ 24,926	$ 44,276
Cash paid for interest	$ 536	$ 803	$ 3,424
Property, plant and equipment purchases included in accounts payable	$ 307	$ 454	$ 124
Inventory capitalized as capital assets	$ 1,241	$ 1,765	$ 1,215

The accompanying notes are an integral part of these statements.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies**

Basis of Presentation – Cohu, Inc. ("Cohu", "we", "our", "us" and the "Company"), through our wholly owned subsidiaries, is a provider of semiconductor test equipment and services. Our consolidated financial statements include the accounts of Cohu and our wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. We evaluate the need to consolidate affiliates based on standards set forth in ASC Topic 810, *Consolidation* ("ASC 810").

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Our fiscal years are based on a 52- or 53-week period ending on the last Saturday in December. Our fiscal years ended on December 27, 2025 and December 28, 2024, each consisted of 52 weeks. Our fiscal year ended on December 30, 2023 consisted of 53 weeks.

Income (Loss) Per Share – Basic income (loss) per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the reporting period. Diluted income per share includes the dilutive effect of common shares potentially issuable upon the exercise of stock options, vesting of outstanding restricted stock and performance stock units and issuance of stock under our employee stock purchase plan using the treasury stock method. In loss periods, potentially dilutive securities are excluded from the per share computations due to their anti-dilutive effect. For purposes of computing diluted income per share, certain restricted and performance stock units and stock options with exercise prices that exceed the average fair market value of our common stock for the period are excluded. The dilutive effect of the Notes is calculated under the if-converted method. Shares issuable upon conversion of the Notes are excluded from diluted net loss per common share in any quarter when the weighted average fair market value of our common stock is below the conversion price. For the year to date diluted net loss per common share calculation, the number of incremental common shares is determined by averaging the number of incremental common shares included in each calculation of quarterly diluted net loss per common share. For the years ended December 27, 2025, December 28, 2024 and December 30, 2023, approximately 474,000, 248,000, and 193,000 shares, respectively, of potentially issuable shares of our common stock were excluded from the computation.

The following table reconciles the denominators used in computing basic and diluted income per share:

(in thousands)	2025	2024	2023
Weighted average common shares outstanding	46,723	46,908	47,486
Effect of dilutive stock options and restricted stock units	-	-	539
	46,723	46,908	48,025

Cash, Cash Equivalents and Short-term Investments – Highly liquid investments with insignificant interest rate risk and original maturities of three months or less are classified as cash and cash equivalents. Investments with maturities greater than three months are classified as short-term investments. All of our short-term investments in debt securities are classified as available-for-sale and are reported at fair value, with any unrealized gains and losses, net of tax, recorded in the statement of comprehensive income (loss). We manage our cash equivalents and short-term investments as a single portfolio of highly marketable securities. We have the ability and intent, if necessary, to liquidate any of our investments in order to meet the liquidity needs of our current operations during the next 12 months. Accordingly, investments with contractual maturities greater than one year have been classified as current assets in the accompanying consolidated balance sheets.

Fair Value of Financial Instruments – The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate fair value due to the short maturities of these financial instruments.

Concentration of Credit Risk – Financial instruments that potentially subject us to significant credit risk consist principally of cash equivalents, short-term investments and trade accounts receivable. We invest in a variety of financial instruments and, by policy, limit the amount of credit exposure with any one issuer.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our trade accounts receivable are presented net of an allowance for credit losses, which is determined in accordance with the guidance provided by ASC Topic 326, *Financial Instruments-Credit Losses* ("ASC 326"). Our customers include semiconductor manufacturers and semiconductor test subcontractors throughout many areas of the world. While we believe that our allowance for credit losses is adequate and represents our best estimate at December 27, 2025, we will continue to monitor customer liquidity and other economic conditions, which may result in changes to our estimates regarding expected credit losses.

Inventories – Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or net realizable value. Cost includes labor, material and overhead costs. Determining the net realizable value of inventories involves numerous estimates and judgments including projecting average selling prices and sales volumes for future periods. As a result of these analyses, we record a charge to cost of sales in advance of the period when the inventory is sold, which occurs when estimated market values are below our costs. Charges to cost of sales for excess and obsolete inventories totaled $7.5 million, $5.4 million and $4.5 million in fiscal 2025, 2024 and 2023, respectively.

Inventories by category were as follows *(in thousands)*:

	December 27, 2025	December 28, 2024
Raw materials and purchased parts	$ 84,797	$ 94,970
Work in process	23,388	25,833
Finished goods	20,821	21,058
Total inventories	$ 129,006	$ 141,861

Property, Plant and Equipment – Depreciation and amortization of property, plant and equipment, both owned and under financing lease, is calculated principally on the straight-line method based on estimated useful lives of thirty to forty years for buildings, five to fifteen years for building improvements, three to ten years for machinery, equipment and software and the lease life for financing leases. Land is not depreciated.

Property, plant and equipment, at cost, consisted of the following *(in thousands)*:

	December 27, 2025	December 28, 2024
Land and land improvements	$ 12,364	$ 6,941
Buildings and building improvements	49,469	47,733
Machinery and equipment	103,273	104,767
	165,106	159,441
Less accumulated depreciation and amortization	(88,119)	(84,655)
Property, plant and equipment, net	$ 76,987	$ 74,786

Depreciation expense was $13.2 million in fiscal 2025, $13.4 million in fiscal 2024 and $13.4 million in fiscal 2023.

Cloud Computing Implementation Costs – We have capitalized certain costs associated with the implementation of our cloud-based Enterprise Resource Planning ("ERP") system in accordance with ASC Topic 350, *Intangibles—Goodwill and Other* ("ASC 350"). Capitalized costs include only external direct costs of materials and services consumed in developing the system and interest costs incurred, when material, while developing the system.

Total unamortized capitalized cloud computing implementation costs totaled $7.0 million and $9.3 million at December 27, 2025 and December 28, 2024, respectively. These amounts are recorded within other current assets and other assets in our consolidated balance sheets. Implementation costs are amortized using the straight-line method over seven years and we recorded amortization expense totaling $2.8 million in each of the years ended December 27, 2025, December 28, 2024 and December 30, 2023.

Segment Information – We apply the provisions of ASC Topic 280, *Segment Reporting* ("ASC 280"), which sets forth a management approach to segment reporting and establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products, major customers and the geographies in which the entity holds material assets and reports revenue. An operating segment is defined as a component that engages in business activities whose operating results are reviewed by the CODM and for which discrete financial information is available. We have determined that our three identified operating segments are: TH, ST and IS. Our TH, ST and IS operating segments qualify for aggregation under ASC 280 due to similarities in their customers, their economic characteristics, and the nature of products and services provided. As a result, we report in one segment, Semiconductor Test & Inspection.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill, Intangible Assets and Other Long-Lived Assets – We evaluate goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill impairment testing is performed at the reporting unit level by comparing the estimated fair value of the reporting unit to its carrying value, including goodwill. If the carrying value exceeds fair value, an impairment charge is recognized for the amount by which the carrying value exceeds the fair value, limited to the carrying amount of goodwill.

We estimate the fair values of our reporting units using a weighting of the income and market approaches. Under the income approach, we use a discounted cash flow methodology, which requires significant judgment and estimates related to, among other things, forecasted revenues, gross profit margins, operating income margins, working capital cash flows, perpetual growth rates, and long-term discount rates. The market approach utilizes the guideline public company method, under which valuation multiples derived from comparable publicly traded companies with similar operating and investment characteristics are applied to the reporting unit's operating performance metrics. The indicated values derived from the income and market approaches are equally weighted to determine the estimated fair value of each reporting unit.

Forecasts of future cash flows are based on management's best estimates of future net sales and operating expenses, taking into account customer forecasts, industry trade organization data, and general economic and market conditions. Fair value measurements are inherently subjective and sensitive to changes in assumptions. Adverse changes in forecasted results, discount rates, long-term growth assumptions, macroeconomic conditions, customer demand, competitive dynamics, or other factors could result in a reduction in the estimated fair value of one or more reporting units.

We performed our annual goodwill impairment test as of October 1, 2025, and determined that the estimated fair values of our reporting units exceeded their respective carrying values. For fiscal 2025, our IS reporting unit had limited headroom, meaning fair value only narrowly exceeded carrying value; as a result, even modest adverse changes in valuation assumptions, operating results, or market conditions could result in a future goodwill impairment charge. By comparison, our TH and ST reporting units each had substantially greater headroom at the assessment date, indicating a significantly larger cushion between fair value and carrying value. Goodwill associated with the IS reporting unit represented 39% of the total goodwill allocated across our reporting units as of the assessment date. Based on our analysis, including all relevant qualitative and quantitative factors, we concluded that no impairment exists as of the assessment date.

Additionally, goodwill is required to be evaluated for impairment between annual testing dates if indicators of impairment arise. As of December 27, 2025, we determined that no such triggering events had occurred. If circumstances change and an interim impairment assessment is required, it could result in a non-cash impairment charge, which could be material and would adversely affect our results of operations and financial condition.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. For long-lived assets, impairment losses are only recorded if the asset's carrying amount is not recoverable through its undiscounted future cash flows. We measure the impairment loss based on the difference between the carrying amount and estimated fair value.

As of December 27, 2025, no events or conditions occurred suggesting an impairment in our long-lived assets.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Product Warranty – Product warranty costs are accrued in the period sales are recognized. Our products are generally sold with standard warranty periods, which differ by product, ranging from 12 to 36 months. Parts and labor are typically covered under the terms of the warranty agreement. Our warranty expense accruals are based on historical and estimated costs by product and configuration. From time to time we offer customers extended warranties beyond the standard warranty period. In those situations, the revenue relating to the extended warranty is deferred at its estimated fair value and recognized on a straight-line basis over the contract period. Costs associated with our extended warranty contracts are expensed as incurred.

Income Taxes – We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting dates. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Where applicable, associated interest and penalties have also been recognized and recorded, net of federal and state tax benefits, in income tax expense.

We recognized deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established for those jurisdictions when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized in the future.

Contingencies and Litigation – We assess the probability of adverse judgments in connection with current and threatened litigation. We would accrue the cost of an adverse judgment if, in our estimation, the adverse outcome is probable, and we can reasonably estimate the ultimate cost.

Leases – We determine if a contract contains a lease at inception. Operating leases are included in operating lease right of use ("ROU") assets, current other accrued liabilities, and long-term lease liabilities on our consolidated balance sheets. Finance leases are included in property, plant and equipment, other current accrued liabilities, and long-term lease liabilities on our consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at January 1, 2019, the adoption date of Accounting Standard Update ("ASU") 2016-02*, Leases (Topic 842)*, or the commencement date for leases entered into after the adoption date. As most of our leases do not provide an implicit rate, we use our incremental borrowing rates for the remaining lease terms based on the information available at the adoption date or commencement date in determining the present value of future payments.

The operating lease ROU asset also includes any lease payments made, lease incentives, favorable and unfavorable lease terms recognized in business acquisitions and excludes initial direct costs incurred and variable lease payments. Variable lease payments include estimated payments that are subject to reconciliations throughout the lease term, increases or decreases in the contractual rent payments, as a result of changes in indices or interest rates and tax payments that are based on prevailing rates. Our lease terms may include renewal options to extend the lease when it is reasonably certain that we will exercise those options. In addition, we include purchase option amounts in our calculations when it is reasonably certain that we will exercise those options. Rent expense for minimum payments under operating leases is recognized on a straight-line basis over the term.

Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet but recognized in our consolidated statements of operations on a straight-line basis over the lease term. We account for lease and non-lease components as a single lease component and include both in our calculation of the ROU assets and lease liabilities.

We sublease certain leased assets to third parties, mainly as a result of unused space in our facilities. None of our subleases contain extension options. Variable lease payments in our subleases include tax payments that are based on prevailing rates. We account for lease and non-lease components as a single lease component.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition – Our net sales are derived from the sale of products and services and are adjusted for estimated returns and allowances, which historically have been insignificant. We recognize revenue when the obligations under the terms of a contract with our customers are satisfied; generally, this occurs with the transfer of control of our systems and non-system products or the completion of services. In circumstances where control is not transferred until destination or acceptance, we defer revenue recognition until such events occur.

Revenue for established products that have previously satisfied a customer's acceptance requirements is generally recognized upon shipment. In cases where a prior history of customer acceptance cannot be demonstrated and in the case of new products, revenue and cost of sales are deferred until customer acceptance has been received. Our post-shipment obligations typically include standard warranties. Service revenue is recognized over time as we transfer control to our customer for the related contract or upon completion of the services if they are short-term in nature. Spares, contactor and kit revenue is generally recognized upon shipment.

Certain of our equipment sales have multiple performance obligations that may occur at different points in time or over different periods of time. For arrangements containing multiple performance obligations, the revenue relating to the undelivered performance obligation is deferred using the relative standalone selling price method utilizing estimated sales prices until satisfaction of the deferred performance obligation.

Unsatisfied performance obligations primarily represent contracts for products with future delivery dates. At December 27, 2025 and December 28, 2024, we had $5.1 million and $5.6 million of revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) for contracts with original expected durations of over one year, respectively. As allowed under ASC 606, we have opted not to disclose unsatisfied performance obligations for contracts with original expected durations of less than one year.

We generally sell our equipment with a product warranty. The product warranty provides assurance to customers that delivered products are as specified in the contract (an "assurance-type warranty"). Therefore, we account for such product warranties under ASC Topic 460, *Guarantees* ("ASC 460"), and not as a separate performance obligation.

The transaction price reflects our expectations about the consideration we will be entitled to receive from the customer and may include fixed or variable amounts. Fixed consideration primarily includes sales to customers in which the amount of consideration is known as of the end of the reporting period. Variable consideration includes sales in which the amount of consideration that we will receive is unknown as of the end of a reporting period. Such consideration primarily includes sales made to certain customers with cumulative tier volume discounts offered. Variable consideration arrangements are rare; however, when they occur, we estimate variable consideration as the expected value to which we expect to be entitled. Included in the transaction price estimate are amounts in which it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Variable consideration that does not meet revenue recognition criteria is deferred.

For contracts that are less than one year in duration we have elected to use the practical expedient available in ASC 606 to expense cost to obtain contracts as they are incurred because they would be amortized over less than one year.

Accounts receivable represent our unconditional right to receive consideration from our customers. Payment terms do not exceed one year from the invoice date and therefore do not include a significant financing component. To date, there have been no material impairment losses on accounts receivable. There were no material contract assets recorded on the consolidated balance sheet in any of the periods presented.

On shipments where sales are not recognized, gross profit is recorded as deferred profit in our consolidated balance sheet representing the difference between the receivable recorded and the inventory shipped. In certain instances where customer payments are received prior to product shipment, the customer's payments are recorded as customer advances. At December 27, 2025, we had deferred revenue totaling approximately $15.3 million, current deferred profit of $8.6 million and deferred profit expected to be recognized after one year included in noncurrent other accrued liabilities of $3.7 million. At December 28, 2024, we had deferred revenue totaling approximately $8.6 million, current deferred profit of $3.6 million and deferred profit expected to be recognized after one year included in noncurrent other accrued liabilities of $4.3 million.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Disaggregated net sales are as follows:

(in thousands)	2025		2024		2023	
Systems-Semiconductor Test & Inspection	$	180,627	$	139,133	$	326,448
Non-systems-Semiconductor Test & Inspection		272,329		262,646		309,874
Net sales	$	452,956	$	401,779	$	636,322

Advertising Costs – Advertising costs are expensed as incurred and were not material for all periods presented.

Restructuring Costs – We record restructuring activities including costs for one-time termination benefits in accordance with ASC Topic 420, *Exit or Disposal Cost Obligations* ("ASC 420"). The timing of recognition for severance costs accounted for under ASC 420 depends on whether employees are required to render service until they are terminated in order to receive the termination benefits. If employees are required to render service until they are terminated in order to receive the termination benefits, a liability is recognized ratably over the future service period. Otherwise, a liability is recognized when management has committed to a restructuring plan and has communicated those actions to employees. Employee termination benefits covered by existing benefit arrangements are recorded in accordance with ASC Topic 712, *Nonretirement Postemployment Benefits.* These costs are recognized when management has committed to a restructuring plan and the severance costs are probable and estimable.

Debt Issuance Costs – We defer costs related to the issuance of debt. Debt issuance costs directly related to our Term Loan Credit Facility and Convertible Notes are presented within noncurrent liabilities as a reduction of long-term debt in our consolidated balance sheets. The amortization of such costs is recognized as interest expense using the effective interest method over the term of the respective debt issue. Amortization related to deferred debt issuance costs and original discount costs was $0.4 million and $0.1 million for the years ended December 27, 2025, and December 30, 2023, respectively. Amortization related to deferred debt issuance costs and original discount costs was not material for the year ended December 28, 2024.

Share-based Compensation – Compensation expense for restricted stock unit (RSU) awards is calculated based on the market price of our common stock on the grant date. As Cohu doesn't currently pay dividends, no reduction for expected dividends is applied. Compensation expense for performance stock units (PSUs) with market-based goals is determined using a Monte Carlo simulation model as of the grant date.

Foreign Remeasurement and Currency Translation – Assets and liabilities of our wholly owned foreign subsidiaries that use the U.S. Dollar as their functional currency are re-measured using exchange rates in effect at the end of the period, except for nonmonetary assets, such as inventories and property, plant and equipment, which are re-measured using historical exchange rates. Revenues and costs are re-measured using average exchange rates for the period, except for costs related to those balance sheet items that are re-measured using historical exchange rates. Gains and losses on foreign currency transactions are recognized as incurred. During the years ended December 27, 2025, December 28, 2024 and December 30, 2023, in our consolidated statement of operations we recognized foreign exchange losses, net of hedging activity, of $0.8 million, $2.4 million and $5.2 million, respectively.

Certain of our foreign subsidiaries have designated the local currency as their functional currency and, as a result, their assets and liabilities are translated at the rate of exchange at the balance sheet date, while revenue and expenses are translated using the average exchange rate for the period. Cumulative translation adjustments resulting from the translation of the financial statements are included as a separate component of stockholders' equity.

Foreign Exchange Derivative Contracts – We operate and sell our products in various global markets. As a result, we are exposed to changes in foreign currency exchange rates. To minimize foreign exchange volatility, we enter into foreign currency forward contracts with a financial institution to hedge against future movements in foreign exchange rates. We do not use derivative financial instruments for speculative or trading purposes. The accounting for changes in the fair value of our derivatives depends on the intended use of the derivative and whether we have elected to designate a derivative as a hedging relationship and apply hedge accounting. All derivative instruments are recognized at fair value on our consolidated balance sheets and all changes in fair value are recognized in net earnings or in the statement of consolidated stockholders' equity through accumulated other comprehensive loss ("AOCL").

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For contracts that qualify for hedge accounting treatment, the hedge contracts must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Hedge effectiveness is assessed periodically. For accounting purposes, certain of our foreign currency forward contracts are not designated as hedging instruments and, accordingly, we record the fair value of these contracts as of the end of our reporting period in our consolidated balance sheets with changes in fair value recorded within foreign transaction gain (loss) in our consolidated statements of operations for both realized and unrealized gains and losses.

Additional information related to our foreign exchange derivative contracts is included in Note 8, "Derivative Financial Instruments".

Accumulated Other Comprehensive Loss – Our accumulated other comprehensive loss totaled approximately $32.5 million at December 27, 2025, and $51.2 million at December 28, 2024, and was attributed to, net of income taxes where applicable, foreign currency adjustments resulting from the translation of certain accounts into U.S. Dollars, changes in unrealized gains and losses on investments and adjustments to accumulated postretirement benefit obligations. The U.S. Dollar weakened relative to certain foreign currencies in countries where we have operations as of December 27, 2025 and consequently, our accumulated other comprehensive loss attributed to foreign currency translation adjustments decreased by $19.4 million during the year ended December 27, 2025. The U.S. Dollar strengthened relative to certain foreign currencies in countries where we have operations as of December 28, 2024 and consequently, our accumulated other comprehensive loss attributed to foreign currency translation adjustments increased by $16.8 million during the year ended December 28, 2024. Reclassification adjustments from accumulated other comprehensive loss during fiscal 2025 and 2024 were not significant. Additional information related to accumulated other comprehensive loss, on an after-tax basis is included in Note 15, "Accumulated Other Comprehensive Loss".

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements – In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"), which requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. This ASU is effective for fiscal years beginning after December 15, 2024. The Company adopted the new accounting pronouncement in the current period on a prospective basis. The adoption of ASU 2023-09 did not have a material impact on the consolidated financial statements or results of operations, however, it impacted our income tax disclosures in Note 10, "Income Taxes".

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASC 848")*. ASC 848 provides temporary optional expedients and exceptions to certain U.S. GAAP contract modification requirements for contracts affected by reference rate reform as entities transition away from the London Interbank Offered Rate ("LIBOR") to alternative reference rates. In December 2022, the FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848* to defer the sunset date of ASC 848 from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the optional expedients in ASC 848.

Effective June 16, 2023, we adopted ASC 848. Our Term Loan B Credit and Guaranty Agreement dated as of October 1, 2018, as amended, is our only contract where interest expense is based on LIBOR. The ICE Benchmark Administration Limited, LIBOR's administrator, has ceased publishing certain LIBOR settings and stopped publishing the Overnight, 1-month, 3-month, 6-month, and 12-month USD LIBOR U.S. dollar settings in fiscal 2023. As a result, we commenced the transition of our LIBOR-based contract to SOFR. The optional expedients under ASC 848 have allowed and will allow us to account for contract modifications as continuations of the existing contract without further reassessments or remeasurements that would otherwise be required under the applicable U.S. GAAP.

On February 9, 2024 we made a cash payment of $29.3 million to repay the remaining outstanding principal of our Term Loan Credit Facility.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recently Issued Accounting Pronouncements – In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,* requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. We are currently evaluating the impact of adopting ASU 2024-03.

All other newly issued accounting pronouncements not yet effective have been deemed either immaterial or not applicable.

2. **Goodwill and Purchased Intangible Assets**

Changes in the carrying value of our goodwill during the years ended December 27, 2025, and December 28, 2024, were as follows (*in thousands*):

	Total Goodwill
Balance December 30, 2023	$ 241,658
Impact of currency exchange	(7,019)
Balance December 28, 2024	234,639
Additions	33,688
Impact of currency exchange	14,700
Balance December 27, 2025	$ 283,027

Purchased intangible assets, subject to amortization, are as follows *(in thousands)*:

	December 27, 2025			December 28, 2024	
	Gross Carrying Amount	Accumulated Amortization	Remaining Useful Life (years)	Gross Carrying Amount	Accumulated Amortization
Developed technology	$ 241,038	$ 199,776	3.5	$ 228,789	$ 163,453
Customer relationships	75,677	44,210	5.3	72,570	35,229
Trade names	22,366	15,845	4.6	20,926	12,930
Backlog	-	-	-	100	100
Covenant not-to-compete	225	203	1.0	223	179
	$ 339,306	$ 260,034		$ 322,608	$ 211,891

Changes in the carrying values of purchased intangible assets presented above are a result of the impact of fluctuations in currency exchange rates.

We evaluate goodwill for impairment annually and when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. We completed our required annual goodwill impairment testing as of October 1, 2025 and concluded there were no impairments of goodwill within our reporting units at that time. Other events and changes in circumstances may also require goodwill to be tested for impairment between annual measurement dates.

Amortization expense related to purchased intangible assets was approximately $37.5 million in fiscal 2025, $39.1 million in fiscal 2024 and $36.4 million in fiscal 2023. As of December 27, 2025, we expect amortization expense in future periods to be as follows: fiscal 2026 - $26.9 million; fiscal 2027 - $18.7 million; fiscal 2028 - $12.3 million; fiscal 2029 - $8.2 million fiscal 2030 - $6.2 million; and thereafter $7.0 million.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. **Borrowings and Credit Agreements**

The following table is a summary of our borrowings as of December 27, 2025 and December 28, 2024:

	Fiscal year ended	
(in thousands)	December 27, 2025	December 28, 2024
Convertible notes	$ 287,500	$ -
Bank term loans-Kita	1,530	1,694
Construction loan-Cohu GmbH	6,252	-
Revolving credit facility	9,360	6,473
Lines of credit	447	633
Total debt	305,089	8,800
Less: financing fees and discount	(9,012)	-
Less: current portion	(11,051)	(1,748)
Total long-term debt	$ 285,026	$ 7,052

The debt principal payments, excluding financing lease obligations, for the next five years and thereafter are as follows *(in thousands)*:

2026	$ 11,051
2027	1,249
2028	1,319
2029	1,125
2030	629
Thereafter	289,716
Total	$ 305,089

Convertible Senior Notes Due 2031

On September 29, 2025, we issued $287.5 million aggregate principal amount of 1.50% convertible senior notes due 2031. The Notes include the full exercise by the initial purchasers on September 25, 2025 of their option to purchase up to an additional $27.5 million principal amount of the Notes. The Notes are senior unsecured obligations and bear interest at a coupon rate of 1.50% per annum, with interest payable semiannually in arrears on January 15 and July 15 of each year, beginning on January 15, 2026. The Notes will mature on January 15, 2031, unless earlier converted, redeemed or repurchased in accordance with their terms.

Prior to the close of business on the business day immediately preceding October 15, 2030, noteholders will have the right to convert their Notes only upon the occurrence of certain events. On or after October 15, 2030, noteholders may convert all or any portion of their Notes at any time at their election until the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, we will satisfy the conversion obligations by paying cash up to the aggregate principal amount of the Notes to be converted and paying and/or delivering cash, shares of common stock or a combination of cash and shares of common stock, at our election, in respect of the remainder, if any, of the conversion obligation in excess of the aggregate principal amount of the Notes being converted. The initial conversion rate for the Notes is 36.7975 shares of common stock per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $27.18 per share of common stock), which represents an approximately 32.5% conversion premium over the last reported sale price of $20.51 per share of our common stock on The Nasdaq Stock Market on September 24, 2025 (the "Reference Price"). The conversion rate (and accordingly the conversion price) is subject to adjustment upon the occurrence of certain events. In addition, upon certain corporate events or upon a notice of redemption (as described below), we will, under certain circumstances, increase the conversion rate for noteholders who convert Notes in connection with such a corporate event or convert their Notes called (or deemed called) for redemption during the related redemption period, as the case may be.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Notes will not be redeemable before January 22, 2029. The Notes will be redeemable, in whole or in part, for cash at our option at any time, and from time to time, on or after January 22, 2029 and prior to the 51st scheduled trading day immediately preceding the maturity date, if (i) the Notes are "freely tradable" (as defined in the indenture governing the Notes), and certain accrued and unpaid additional interest, if any, has been paid in full, as of the first interest payment date occurring on or before the date we send such notice and (ii) the last reported sale price per share of our common stock has been at least 130% of the conversion price for a specified period of time. The redemption price will be equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

If a "fundamental change" (as defined in the indenture governing the Notes) occurs, then, subject to certain conditions, noteholders may require us to repurchase their Notes for cash. The repurchase price will be equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.

Our net proceeds from the offering were approximately $278.9 million, after deducting the initial purchasers' discounts and commissions but before estimated offering expenses. We used approximately $31.4 million of the net proceeds to enter into the capped call transactions that are described in Note 9, "Equity". We intend to use the remaining net proceeds for general corporate purposes.

The Notes are recorded as liabilities in accordance with ASC 470. Issuance costs will be amortized to interest expense over the term of the Notes using the effective interest method. Upon issuance, we evaluated the conversion feature for potential separation as an embedded derivative under ASC 815 and determined that the conversion feature did not meet the criteria for derivative accounting.

The effective interest rate for the Notes is 2.2% after considering the effect of the accretion of the related debt discount over the term of the Notes. For the year ended December 27, 2025, total interest expense related to the Notes was $1.5 million with coupon interest expense of $1.1 million and amortization of debt discount of $0.4 million. As of December 27, 2025, the remaining unamortized debt discount of the Notes was $9.0 million. At December 27, 2025, the outstanding Notes balance, net of discount, was $278.5 million.

As of December 27, 2025, the fair value of the Notes was $321.9 million. The measurement of the fair value of Notes is based on the last traded price of the Notes as of December 27, 2025 and is considered a Level 2 fair value measurement.

Credit Agreement

On October 1, 2018, we entered into a Credit Agreement providing for a $350.0 million Term Loan Credit Facility and borrowed the full amount to finance a portion of the Xcerra acquisition. Loans under the Term Loan Credit Facility were amortized in equal quarterly installments of 0.25% of the original principal amount, with the balance payable at maturity. All outstanding principal and interest in respect of the Term Loan Credit Facility would have been due on or before October 1, 2025. The loans under the Term Loan Credit Facility bore interest, at Cohu's option, at a floating annual rate equal to LIBOR plus a margin of 3.00%. On June 16, 2023, in connection with the discontinuation of LIBOR, we entered into an amendment to our Term Loan Credit Facility, which provided for the transition of the benchmark interest rate from LIBOR to SOFR. Effective with the interest period beginning July 1, 2023, LIBOR was replaced with Adjusted Term SOFR, a floating annual rate equal to SOFR plus a margin of 3.0%.

On February 9, 2024, we made a cash payment of $29.3 million to repay the remaining outstanding amounts owed under our Term Loan Credit Facility. We accounted for the transaction as a debt extinguishment, and in the first quarter of fiscal 2024 we recognized a loss of $0.2 million due to the recognition of the remaining debt discount and deferred financing costs.

Kita Term Loans

We have a series of term loans with Japanese financial institutions primarily related to the expansion of our facility in Osaka, Japan. The loans are collateralized by the facility and land, carry interest rates ranging from 0.05% to 0.96%, and expire at various dates through 2034. At December 27, 2025, the outstanding loan balance was $1.5 million, and $0.2 million of the outstanding balance is presented as current installments of long-term debt in our consolidated balance sheets. At December 28, 2024, the outstanding loan balance was $1.7 million, and $0.2 million of the outstanding balance is presented as current installments of long-term debt in our consolidated balance sheets. The fair value of the debt approximates the carrying value at December 27, 2025.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The term loans are denominated in Japanese Yen and, as a result, amounts disclosed herein will fluctuate because of changes in currency exchange rates.

Construction Loans

In July 2019 and June 2020, one of our wholly owned subsidiaries located in Germany entered into a series of Loan Facilities with a German financial institution providing it with total borrowings of up to €10.1 million. The Loan Facilities were utilized to finance the expansion of our facility in Kolbermoor, Germany and are secured by the land and the existing building on the site. The Loan Facilities bear interest at agreed upon rates based on the facility amounts as discussed below.

The first facility totaling €3.4 million has been fully drawn and is payable over 10 years at a fixed annual interest rate of 0.8%. Principal and interest payments are due each quarter over the duration of the facility ending in September 2029. The second facility totaling €5.2 million has been fully drawn and is payable over 15 years at an annual interest rate of 1.05%, which is fixed until April 2027. Principal and interest payments are due each month over the duration of the facility ending in January 2034. The third facility totaling €0.9 million has been fully drawn and is payable over 10 years at an annual interest rate of 1.2%. Principal and interest payments are due each month over the duration of the facility ending in May 2030.

At December 27, 2025, total outstanding borrowings under the Loan Facilities was $6.3 million with $1.1 million of the total outstanding balance being presented as current installments of long-term debt in our consolidated balance sheets. At December 28, 2024, total outstanding borrowings under the Loan Facilities was $6.5 million with $0.9 million of the total outstanding balance being presented as current installments of long-term debt in our consolidated balance sheets. The loans are denominated in Euros and, as a result, amounts disclosed herein will fluctuate because of changes in currency exchange rates. The fair value of the debt approximates the carrying value at December 27, 2025.

Revolving Credit Facility

On December 30, 2024, our wholly owned subsidiary in Malaysia entered into a revolving credit facility with a Malaysian financial institution that provides up to MYR 40 million, of which MYR 37.9 million was subsequently drawn. The revolving credit facility was utilized to finance the purchase of our leased facility in Melaka, Malaysia. Interest is due monthly and is calculated based on the lender's Effective Cost of Funds plus a spread of 0.5%. The revolving credit facility is secured by the land and building. At December 27, 2025, $9.4 million was outstanding under the revolving credit facility and the rate of interest was 4.04%. As this revolving credit facility agreement renews monthly, it has been included in short-term borrowings in our consolidated balance sheets. The revolving credit is denominated in Malaysian Ringgits and, as a result, amounts disclosed herein will fluctuate because of changes in currency exchange rates.

Lines of Credit

As a result of our acquisition of Kita, we assumed a series of revolving credit facilities with various financial institutions in Japan. The credit facilities renew monthly and provide Kita with access to working capital totaling up to 660 million Japanese Yen of which 70 million Japanese Yen is drawn. At December 27, 2025, total borrowings outstanding under the revolving lines of credit were $0.4 million. As these credit facility agreements renew monthly, they have been included in short-term borrowings in our consolidated balance sheets.

The revolving lines of credit are denominated in Japanese Yen and, as a result, amounts disclosed herein will fluctuate because of changes in currency exchange rates.

Our wholly owned subsidiary in Switzerland has one available line of credit which provides borrowings of up to a total of 2.0 million Swiss Francs, a portion of which is reserved for tax guarantees. At December 27, 2025, and December 28, 2024, no amounts were outstanding under this line of credit.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. **Restructuring Charges**

2025 Strategic Restructuring

On February 19, 2025, we approved and began executing a strategic restructuring program designed to reposition our organization and improve our cost structure (the "2025 Restructuring Program"). As part of this program, we consolidated certain of our operations in La Chaux-de-Fonds, Switzerland, and Kolbermoor, Germany, into lower-cost locations, and we also implemented headcount reductions in those areas and in the U.S. and across Asia. Relating to the operations consolidation actions, we notified certain impacted employees of the corresponding reduction in force program at those locations which required negotiation with the microtechnology and Swiss watch trade union and the German labor organization which represent certain of the employees at their respective locations. During the second quarter of fiscal 2025, headcount reductions we implemented in Switzerland as part of the 2025 Restructuring Program resulted in a change to our defined benefit pension plan, resulting in a curtailment of future benefits for affected employees. In accordance with ASC Topic 715, *Compensation-Retirement Benefits* ("ASC 715"), during the fiscal year ended December 27, 2025, we recognized pension curtailment gains totaling $2.2 million. These gains reflect the reduction in the projected benefit obligation due to the termination of future service accruals for impacted plan participants and are included in the consolidated statements of operations. The 2025 Restructuring Program, as implemented over time, will reduce headcount and enable us to optimize the facilities of our operations, as well as transition certain manufacturing to other lower cost regions. The 2025 Restructuring Program is being implemented as part of a comprehensive review of our operations with the goal of reducing costs during the extended downturn in the semiconductor test and inspection equipment industry.

In the fourth quarter of 2025, management identified additional restructuring actions under Cohu's previously communicated 2025 Restructuring Program to further optimize our cost structure and operational footprint. These additional actions were announced and commenced on January 13, 2026, and include the further consolidation of certain operations within our IS and ST business segments in the U.S. and Asia, as well as workforce reductions across select functions. Consistent with our ongoing benefit arrangements, management determined that these actions represent a continuation of an ongoing plan which requires recognition of a liability for postemployment benefits when the obligation is probable and reasonably estimable. Because the related termination benefits were probable and reasonably estimable, as of December 27, 2025, Cohu recorded an accrual totaling $1.4 million. Approximately $0.5 million of additional costs are expected to be recorded during fiscal 2026.

As a result of the activities described above, we recognized total pretax charges of $10.1 million during the fiscal year ended December 27, 2025, that are within the scope of ASC 420.

Charges related to the 2025 Restructuring Program for the fiscal year ended December 27, 2025, were as follows:

(in thousands)	2025	
Employee severance costs	$	8,300
Inventory related charges (adjustments)		122
Other restructuring costs		153
Total	$	8,575

Costs associated with restructuring activities are presented in our consolidated statements of operations as restructuring charges. Other restructuring costs include crating, freight, travel and manufacturing transition costs.

64

The following table summarizes the activity within the restructuring related accounts for the 2025 Restructuring Program during the fiscal year ended December 27, 2025 *(in thousands)*:

	Employee Severance	Other Exit Costs	Total
Balance, December 28, 2024	$ -	$ -	$ -
Costs accrued	8,300	153	8,453
Amounts paid or charged	(6,570)	(129)	(6,699)
Impact of currency exchange	402	-	402
Balance, December 27, 2025	$ 2,132	$ 24	$ 2,156

Poway Volume Manufacturing Transition

During the fourth quarter of fiscal 2024, we made the decision to transition all remaining volume manufacturing out of Poway, CA, and consolidate it into our factories in Asia. When fully implemented, these changes will allow us to better utilize our corporate infrastructure, drive improvements in inventory management, optimize our warehousing and better support our long-term goals. Total pretax charges related to the Poway volume manufacturing transition for the fiscal year ended December 27, 2025, were $1.7 million. Total pretax charges related to the Poway volume manufacturing transition for the fiscal year ended December 28, 2024, were not material. Charges related to the Poway volume manufacturing transition for the fiscal year ended December 27, 2025, were as follows:

(in thousands)	2025
Employee severance costs	$ 1,053
Inventory related charges (adjustments)	623
Other restructuring costs	637
Total	$ 2,313

Costs associated with restructuring activities are presented in our consolidated statements of operations as restructuring charges. Other restructuring costs include freight, logistics, training and travel expenses to facilitate moving inventory and manufacturing equipment from Poway to Asia.

The following table summarizes the activity within the restructuring related accounts for the Poway volume manufacturing transition during the fiscal year ended December 27, 2025 *(in thousands)*:

	Employee Severance	Other Exit Costs	Total
Balance, December 28, 2024	$ -	$ -	$ -
Costs accrued	1,053	637	1,690
Amounts paid or charged	(1,053)	(637)	(1,690)
Balance, December 27, 2025	$ -	$ -	$ -

MCT Integration Program

During fiscal 2023, we began a strategic restructuring and integration program ("MCT Integration Program") in connection with the acquisition of MCT Worldwide, LLC ("MCT"). As part of the MCT Integration Program, we consolidated MCT's Penang, Malaysia manufacturing operations into Cohu's Melaka, Malaysia manufacturing operations by the end of fiscal 2023. Relating to the facility consolidation actions, we notified certain impacted employees of a reduction in force program and the facility consolidation and reduction in force programs are being implemented as part of a comprehensive review of our operations and are intended to reduce our operating cost structure and capitalize on acquisition synergies.

As a result of the activities described above, we recognized total pretax charges of $2.4 million during the fiscal year ended December 30, 2023, that are within the scope of ASC 420. Total pretax charges during the fiscal year ended December 27, 2025 and December 28, 2024 were not material.

Charges related to the MCT Integration Program for the year ended December 30, 2023, were as follows:

(in thousands)	2023
Employee severance costs	$ 2,159
Other restructuring costs	262
Total	$ 2,421

Costs associated with restructuring activities are presented in our consolidated statements of operations as restructuring charges. Other restructuring costs include facility closure and manufacturing software integration costs.

The following table summarizes the activity within the restructuring related accounts for the MCT Integration Program during the year ended December 30, 2023 *(in thousands)*:

	Employee Severance	Other Exit Costs	Total
Balance, December 31, 2022	$ -	$ -	$ -
Costs accrued	2,159	262	2,421
Amounts paid or charged	(2,091)	(262)	(2,353)
Balance, December 30, 2023	$ 68	$ -	$ 68

Xcerra Integration Program

Subsequent to the acquisition of Xcerra, during the fourth quarter of 2018, we began a strategic restructuring program designed to reposition our organization and improve our cost structure as part of our targeted integration plan regarding the recently acquired Xcerra ("Xcerra Integration Program"). As part of the Xcerra Integration Program we consolidated our global handler and contactor manufacturing operations and closed our manufacturing operations in Penang, Malaysia and Fontana, California in 2019.

In 2019, we began the Xcerra Integration Program of our German operations and entered a social plan with the German labor organization representing certain of the employees of our wholly owned subsidiary, Multitest elektronische Systeme GmbH. During the fourth quarter of 2020 we implemented a voluntary program and termination agreements with certain employees of our wholly owned subsidiary, Cohu GmbH. These programs collectively reduced headcount, enabled us to consolidate the facilities of our multiple operations located near Kolbermoor and Rosenheim, Germany, as well as transitioned certain manufacturing to other lower cost regions. The facility consolidations and reduction in force programs were implemented as part of a comprehensive review of our operations and are intended to streamline and reduce our operating cost structure and capitalize on acquisition synergies. As of December 31, 2022, restructuring activities associated with the Xcerra Integration Program were materially complete. Certain end of life inventory adjustments have continued during the fiscal years 2023 and 2024.

As a result of the activities described above, we recognized total pretax credits of $(0.5) million and $(0.1) million for the fiscal years ended December 28, 2024 and December 30, 2023, respectively, that are within the scope of ASC 420. Total pretax charges during the fiscal year ended December 27, 2025 were not material. All costs of the Xcerra Integration Program were incurred by our Semiconductor Test & Inspection segment.

Charges related to the Xcerra Integration Program for the fiscal years ended December 27, 2025, December 28, 2024 and December 30, 2023, were as follows *(in thousands)*:

(in thousands)	2025	2024	2023
Employee severance costs	$ -	$ -	$ -
Inventory related charges (adjustments)	-	(465)	(62)
Other restructuring costs	-	-	-
Total	$ -	$ (465)	$ (62)

During the fiscal year ended December 28, 2024 and December 30, 2023 our restructuring activities included the reversal of certain inventory related charges related to the decision to end manufacturing of certain of Xcerra's semiconductor test handler products taken in prior periods. Costs associated with inventory charges are classified within cost of sales.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 27, 2025, our total accrual for restructuring related items for the 2025 Restructuring Program, Poway volume manufacturing transition, MCT and Xcerra integration programs is reflected within current liabilities in our consolidated balance sheets as these amounts are expected to be paid out in fiscal 2026. The estimated costs associated with the employee severance and facility consolidation actions are not material and will be paid predominantly in cash.

5.   **Financial Instruments Measured at Fair Value**

Our cash, cash equivalents, and short-term investments consisted primarily of cash and other investment grade securities. We do not hold investment securities for trading purposes. All short-term investments in debt securities are classified as available-for-sale and recorded at fair value. Investment securities are exposed to market risk due to changes in interest rates and credit risk and we monitor credit risk and attempt to mitigate exposure by making high-quality investments and through investment diversification.

We assess whether unrealized loss positions on available-for-sale debt securities are due to credit-related factors. The credit-related portion of unrealized losses, and any subsequent improvements, are recorded in earnings through an allowance account. Unrealized gains and losses that are not due to credit-related factors are included in accumulated other comprehensive loss. Factors that could indicate an impairment exists include, but are not limited to earnings performance, changes in credit rating or adverse changes in the regulatory or economic environment of the asset. Gross realized gains and losses on sales of short-term investments are included in interest income. Realized gains and losses for the periods presented were not significant.

Investments that we have classified as short-term, by security type, are as follows *(in thousands)*:

	At December 27, 2025			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses [1]	Estimated Fair Value
Corporate debt securities [2]	$ 150,314	$ 60	$ 13	$ 150,361
Bank certificates of deposit	58,130	26	-	58,156
U.S. treasury securities	37,584	68	-	37,652
Asset-backed securities	10,038	18	-	10,056
Foreign government security	703	-	-	703
	$ 256,769	$ 172	$ 13	$ 256,928

	At December 28, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses [1]	Estimated Fair Value
Corporate debt securities [2]	$ 32,040	$ 37	$ 25	$ 32,052
U.S. treasury securities	11,964	12	15	11,961
Bank certificates of deposit	6,971	4	3	6,972
Asset-backed securities	3,647	6	-	3,653
Foreign government security	714	-	-	714
Municipal securities	330	3	-	333
	$ 55,666	$ 62	$ 43	$ 55,685

(1)   As of December 27, 2025, the cost and fair value of investments with loss positions were both approximately $58.3 million. As of December 28, 2024, the cost and fair value of investments with loss positions was approximately $20.5 million and $20.4 million, respectively. We evaluated the nature of these investments, credit worthiness of the issuer and the duration of these impairments to determine if a credit-related decline in fair value had occurred and concluded that these losses were temporary and we have the ability and intent to hold these investments to maturity.

(2)   Corporate debt securities include investments in financial and other corporate institutions. No single issuer represents a significant portion of the total corporate debt securities portfolio.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Effective maturities of short-term investments at December 27, 2025, were as follows:

(in thousands)	Amortized Cost		Estimated Fair Value
Due in 1 year or less	$	200,379	$	200,436
Due after 1 year through 5 years		56,390		56,492
	$	256,769	$	256,928

Accounting standards pertaining to fair value measurements establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. When available, we use quoted market prices to determine the fair value of our investments, and they are included in Level 1. When quoted market prices are unobservable, we use quotes from independent pricing vendors based on recent trading activity and other relevant information.

The following table summarizes, by major security type, our financial instruments that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy *(in thousands)*:

	Fair value measurements at December 27, 2025 using:			
	Level 1	Level 2	Level 3	Total estimated fair value
Cash	$ 142,091	$ -	$ -	$ 142,091
Corporate debt securities	-	183,611	-	183,611
Bank certificates of deposit	-	58,156	-	58,156
Money market funds	-	51,712	-	51,712
U.S. treasury securities	-	37,652	-	37,652
Asset-backed securities	-	10,056	-	10,056
Foreign government security	-	703	-	703
	$ 142,091	$ 341,890	$ -	$ 483,981

	Fair value measurements at December 28, 2024 using:			
	Level 1	Level 2	Level 3	Total estimated fair value
Cash	$ 136,965	$ -	$ -	$ 136,965
Money market funds	-	69,442	-	69,442
Corporate debt securities	-	32,052	-	32,052
U.S. treasury securities	-	11,961	-	11,961
Bank certificates of deposit	-	6,972	-	6,972
Asset-backed securities	-	3,653	-	3,653
Municipal securities	-	333	-	333
Foreign government security	-	714	-	714
	$ 136,965	$ 125,127	$ -	$ 262,092

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. **Employee Benefit Plans**

Defined Contribution Retirement Plans – Cohu maintains a defined contribution 401(k) retirement savings plan covering all salaried and hourly U.S. employees. Participation is voluntary and participants' contributions are based on their eligible compensation. Participants in the Cohu plan receive matching contributions of 50% up to 8% of salary contributed, subject to various statutory limits. In fiscal 2025, 2024 and 2023, we made matching contributions to the plan of $2.2 million, $2.3 million and $2.5 million, respectively.

Defined Benefit Retirement Plans – Some of our employees located in Europe and Asia participate in defined benefit retirement plans. Our largest defined benefit retirement plan is the Ismeca Europe Semiconductor BVG Pension Plan which covers our employees in Switzerland ("the Swiss Plan") and the following discussion relates solely to the Swiss Plan, all other plans are not material to our financial statements.

Net periodic benefit cost of the Swiss Plan was as follows:

(in thousands)		2025		2024		2023
Service cost	$	603	$	643	$	551
Interest cost		244		357		510
Expected return on assets		(236)		(283)		(331)
Curtailment		(2,159)		-		-
Settlements		(1,813)		(277)		(177)
Net periodic costs	$	(3,361)	$	440	$	553

The following table sets forth the projected benefit obligation, the fair value of plan assets, the funded status and the liability we have recorded in our consolidated balance sheets related to the Swiss Plan:

(in thousands)		2025		2024
Change in projected benefit obligation:				
Benefit obligation at beginning of year	$	(21,511)	$	(24,884)
Service cost		(603)		(643)
Interest cost		(244)		(357)
Actuarial gain (loss)		2,705		79
Participant contributions		(698)		(988)
Benefits paid		271		599
Plan change		(18)		203
Settlements		8,296		2,820
Plan Curtailment		1,496		-
Foreign currency exchange adjustment		(956)		1,660
Benefit obligation at end of year		(11,262)		(21,511)
Change in plan assets:				
Fair value of plan assets at beginning of year		17,458		19,700
Return on assets, net of actuarial gain/loss		(203)		732
Employer contributions		639		783
Participant contributions		698		988
Benefits paid		(271)		(599)
Settlements		(8,296)		(2,820)
Foreign currency exchange adjustment		2,084		(1,326)
Fair value of plan assets at end of year		12,109		17,458
Net asset (liability) at end of year	$	847	$	(4,053)

At December 27, 2025, and December 28, 2024, the Swiss Plan's net liability is included in noncurrent accrued retirement benefits. Amounts recognized in accumulated other comprehensive income (loss) net of tax related to the Swiss Plan consisted of an unrecognized net actuarial gains totaling $3.9 million and $4.0 million at December 27, 2025, and December 28, 2024, respectively. The actuarial gains of $2.7 million and $0.1 million for the years ended December 27, 2025, and December 28, 2024, respectively, were due to assumption changes as well as plan experience.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Weighted-average actuarial assumptions used to determine the projected benefit obligation under the Swiss Plan are as follows:

	2025	2024
Discount rate	1.3%	1.1%
Compensation increase	2.2%	1.0%

Weighted-average assumptions used to determine net periodic benefit cost of the Swiss Plan are as follows:

	2025	2024	2023
Discount rate	1.3%	1.1%	1.5%
Rate of return on assets	1.3%	1.3%	1.5%
Compensation increase	2.2%	1.0%	2.0%

During 2026 employer and employee contributions to the Swiss Plan are expected to total $0.4 million. Estimated benefit payments are expected to be as follows: 2026 - $0.9 million; 2027 - $1.0 million; 2028 - $0.6 million; 2029 - $0.5 million; 2030 - $0.5 million; and $3.6 million thereafter through 2035.

As is customary with Swiss pension plans, the assets of the plan are invested in a collective fund with multiple employers. We have no investment authority over the assets of the plan that are held and invested by a Swiss insurance company. Investment holdings are made with respect to Swiss laws and target allocations for plan assets are 45% debt securities and cash, 24% real estate investments, 13% alternative investments and 18% equity securities. The valuation of the collective fund assets as a whole is a Level 3 measurement; however, the individual investments of the fund are generally Level 1 (equity securities), Level 2 (fixed income) and Level 3 (real estate and alternative) investments. We determine the fair value of the plan assets based on information provided by the collective fund, through review of the collective fund's annual financial statements. See Note 5, "Financial Instruments Measured at Fair Value" for additional information on the three-tier fair value hierarchy.

During the second quarter of fiscal 2025, we implemented headcount reductions in Switzerland as part of the 2025 Restructuring Program which resulted in a curtailment of future benefits for affected employees. In accordance with ASC 715, during the fiscal year ended December 27, 2025, we recognized pension curtailment gains totaling $2.2 million. These gains reflect the reduction in the projected benefit obligation due to the termination of future service accruals for impacted plan participants and are included in the consolidated statements of operations.

We maintain other defined benefit plans for employees located outside the U.S. for which the majority of the obligations and net periodic benefit cost were determined to be immaterial for all periods presented.

Retiree Medical Benefits – We provide post-retirement health benefits to certain executives and directors under a noncontributory plan. The net periodic benefit cost was $0.1 million in fiscal 2025, 2024 and 2023. We fund benefits as costs are incurred and as a result there are no plan assets.

The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 5.1% in fiscal 2025, 5.4% in fiscal 2024 and 4.7% in fiscal 2023. The annual rates of increase of the cost of health benefits were assumed to be 10.7% in fiscal 2026 for post-65 participants. This rate was then assumed to decrease 0.69% per year for participants that have reached the age of 65 to 4.5% in fiscal 2035 and remain level thereafter.

Contributions to the post-retirement health benefit plan are expected to total $0.1 million in fiscal 2026. Estimated benefit payments are expected to be as follows: fiscal 2026 - $0.1 million; fiscal 2027 - $0.1 million; fiscal 2028 - $0.1 million; fiscal 2029 - $0.1 million; fiscal 2030 - $0.1 million and $0.7 million thereafter through fiscal 2035.

The following table sets forth the post-retirement benefit obligation, funded status and the liability we have recorded in our consolidated balance sheets:

(in thousands)	2025		2024	
Accumulated benefit obligation at beginning of year	$	(1,592)	$	(1,651)
Interest cost		(82)		(75)
Actuarial (gain) loss		(211)		25
Benefits paid		118		109
Accumulated benefit obligation at end of year		(1,767)		(1,592)
Plan assets at end of year		-		-
Funded status	$	(1,767)	$	(1,592)

Deferred Compensation – The Cohu, Inc. Deferred Compensation Plan allows certain of our officers to defer a portion of their current compensation. We have purchased life insurance policies on the participants with Cohu as the named beneficiary. Participant contributions, distributions and investment earnings and losses are accumulated in a separate account for each participant. At December 27, 2025, the payroll liability to participants, included in accrued compensation and benefits in the consolidated balance sheet, was approximately $0.4 million and the cash surrender value of the related life insurance policies included in other current assets was approximately $1.5 million. At December 28, 2024, the liability totaled $0.6 million and the corresponding assets were $1.4 million.

Employee Stock Benefit Plans – Our 2005 Equity Incentive Plan ("2005 Plan") and our 1997 Employee Stock Purchase Plan are broad-based, long-term retention programs intended to attract, motivate, and retain talented employees as well as align stockholder and employee interests. Awards that may be granted under the 2005 Plan include, but are not limited to, non-qualified and incentive stock options, restricted stock units, and performance stock units. We settle employee stock option exercises, employee stock purchase plan purchases, and the vesting of restricted stock units, and performance stock units with newly issued common shares or treasury shares. At December 27, 2025, there were 1,841,531 shares available for future equity grants under the 2005 Plan and 353,581 shares available for purchase under the ESPP.

Employee Stock Purchase Plan

The ESPP provides for the issuance of a maximum of 3,750,000 shares of our common stock. Under the ESPP, eligible employees may purchase shares of common stock through payroll deductions. The price paid for the common stock is equal to 85% of the fair market value of our common stock on specified dates. During the last three years we issued shares under the ESPP as follows: 2025 - 274,735; 2024 - 171,353 and 2023 - 146,829.

Stock Options

Under the 2005 Plan stock options may be granted to employees, consultants and outside directors to purchase a fixed number of shares of our common stock at prices not less than 100% of the fair market value at the date of grant. Options generally vest and become exercisable after one year or in four annual increments beginning one year after the grant date and expire ten years from the grant date. We have historically issued new shares of Cohu common stock upon share option exercise.

During fiscal 2025, 2024 and 2023 no stock options were granted. At December 27, 2025 and December 28, 2024, we had no stock options outstanding.

Restricted Stock Units

Under our equity incentive plans, restricted stock units ("RSUs") may be granted to employees, consultants and outside directors. Restricted stock units vest over a one-year, two-year, three-year or a four-year period from the date of grant. Prior to vesting, restricted stock units do not have dividend equivalent rights, do not have voting rights and the shares underlying the restricted stock units are not considered issued and outstanding. New shares of our common stock or treasury shares will be issued on the date the restricted stock units vest net of the statutory tax withholding requirements to be paid by us on behalf of our employees. As a result, the actual number of shares issued will be fewer than the actual number of RSUs outstanding at December 27, 2025.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted stock unit activity under our share-based compensation plans was as follows:

(in thousands, except per share data)	2025 Units		2025 Wt. Avg. Fair Value	2024 Units		2024 Wt. Avg. Fair Value	2023 Units		2023 Wt. Avg. Fair Value
Outstanding, beginning of year	885	$	32.34	884	$	30.52	969	$	24.55
Granted	905	$	18.50	411	$	31.76	365	$	36.66
Released	(374)	$	32.99	(366)	$	27.33	(428)	$	22.33
Cancelled	(76)	$	28.01	(44)	$	31.92	(22)	$	28.62
Outstanding, end of year	1,340	$	23.10	885	$	32.34	884	$	30.52

Equity-Based Performance Stock Units

We grant performance stock units ("PSUs") to certain senior executives as a part of our long-term equity compensation program. The number of shares of common stock that will ultimately be issued to settle PSUs granted ranges from 0% to 200% of the number granted and is determined based on certain performance criteria over a three-year measurement period. The performance criteria for the majority of PSUs are based on a combination of our annualized Total Shareholder Return ("TSR") for the performance period and the relative performance of our TSR compared with the annualized TSR of certain peer companies for the performance period. PSUs granted vest 100% on the third anniversary of their grant, assuming achievement of the applicable performance criteria.

We estimated the fair value of the PSUs using a Monte Carlo simulation model on the date of grant. Compensation expense is recognized over the requisite service period. New shares of our common stock or treasury shares will be issued on the date the PSUs vest net of the minimum statutory tax withholding requirements to be paid by us on behalf of our employees.

PSU activity under our share-based compensation plans was as follows:

(in thousands, except per share data)	2025 Units		2025 Wt. Avg. Fair Value	2024 Units		2024 Wt. Avg. Fair Value	2023 Units		2023 Wt. Avg. Fair Value
Outstanding, beginning of year	539	$	39.64	408	$	45.65	403	$	28.64
Granted	397	$	13.84	203	$	33.78	270	$	39.97
Released	(70)	$	33.38	(63)	$	57.39	(258)	$	13.18
Cancelled	(119)	$	35.94	(9)	$	57.39	(7)	$	42.52
Outstanding, end of year	747	$	27.05	539	$	39.64	408	$	45.65

Share-based Compensation – We estimate the fair value of our employee stock purchase plan using the Black-Scholes valuation model. The assumptions for the Black-Scholes model include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. The estimated fair value of PSUs is determined on the grant date using the Monte Carlo simulation valuation model. The Monte Carlo simulation model incorporates assumptions for the risk-free interest rate, Cohu and the selected peer group price volatility, the correlation between Cohu and the selected index, and dividend yields. Share-based compensation expense related to restricted stock unit awards is calculated based on the market price of our common stock on the date of grant, reduced by the present value of dividends expected to be paid on our common stock prior to vesting of the restricted stock unit. Cohu's Board of Directors authorized suspending our quarterly cash dividend indefinitely, as of May 5, 2020. All awards granted in fiscal 2025, 2024 and 2023 exclude the assumption of dividend payments.

The following weighted average assumptions were used to value share-based awards granted:

Employee Stock Purchase Plan	2025	2024	2023
Expected volatility	41.6%	35.5%	36.3%
Risk-free interest rate	4.5%	5.3%	4.5%
Expected term (years)	0.5	0.5	0.5
Weighted-average grant date fair value per share	$ 6.19	$ 7.49	$ 8.54

Reported share-based compensation is classified in the consolidated financial statements as follows:

(in thousands)	2025	2024	2023
Cost of sales	$ 1,396	$ 1,049	$ 845
Research and development	5,456	3,566	3,394
Selling, general and administrative	16,190	16,125	12,998
Share-based compensation	23,042	20,740	17,237
Income tax benefit	137	(211)	(1,770)
Total share-based compensation, net of tax	$ 23,179	$ 20,529	$ 15,467

We account for forfeitures of plan-based awards as they occur. At December 27, 2025, we had approximately $25.1 million of pre-tax unrecognized compensation cost related to unvested restricted stock units and performance stock units which is expected to be recognized over a weighted-average period of approximately 1.7 years.

7. Business Acquisitions

Tignis, Inc.

On January 7, 2025, we completed the acquisition of Tignis, Inc. ("Tignis"), a provider of artificial intelligence ("AI") process control and analytics-based monitoring software. This strategic acquisition is intended to enable us to expand our analytics offerings to the semiconductor process control market. Tignis' PAICe Monitor and PAICe Maker solutions leverage the insights of physical phenomena with cutting-edge AI, machine learning, and data science to deliver advanced predictive and prescriptive automation solutions for semiconductor manufacturing. Tignis is also expected to deepen Cohu's expertise in data science while adding advanced analytics to our DI-Core software. The acquisition of Tignis is a debt free transaction and was subject to a working capital adjustment which we finalized in the third quarter of fiscal 2025. We made a cash payment totaling approximately $34.8 million, net of cash received, for Tignis which was paid out of cash on hand.

In addition to the initial consideration paid, the Tignis shareholders had the right to receive an additional $5.0 million of consideration which was based on Tignis achieving certain sales and expense targets through December 2025. The contingent consideration payable was classified as Level 3 in the fair value hierarchy. See Note 5 "Financial Instruments Measured at Fair Value" for additional information on the three-tier fair value hierarchy. Contingent consideration was recorded in our consolidated balance sheets in other accrued liabilities. Adjustments to the fair value of contingent consideration was reflected in selling, general, and administrative expense in our consolidated statements of operations. The initial fair value of the contingent consideration recognized at acquisition date was $1.7 million. In the first quarter of fiscal 2025, we updated the fair value of contingent consideration to zero based on management's current estimates at that date which differed from those used as of January 7, 2025. The sales and expense targets were not met in fiscal 2025 and no additional payment is owed to Tignis shareholders.

Including cash paid, the impact of our working capital adjustment and the fair value of the contingent consideration, the purchase price for Tignis is $36.6 million. During the twelve months ending December 27, 2025, we incurred acquisition-related costs totaling approximately $0.4 million, which were expensed as selling, general and administrative costs.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The acquisition of Tignis has been accounted for in conformity with ASC Topic 805, *Business Combinations* ("ASC 805"). The acquired assets and liabilities of Tignis were recorded at their respective fair values including an amount for goodwill representing the difference between the consideration paid and the fair value of the identifiable net assets. The purchase price allocation was finalized during the third quarter of fiscal 2025. The table below summarizes the assets acquired and liabilities assumed as of January 7, 2025 (*in thousands*):

Current assets, including cash received	$	293
Property, plant and equipment		19
Other assets		56
Intangible assets		2,900
Goodwill		33,688
Total assets acquired		36,956
Liabilities assumed		(349)
Net assets acquired	$	36,607

The allocation of the intangible assets subject to amortization is as follows (*in thousands*):

		Estimated Fair Value	Weighted Average Useful Life (years)
Developed technology	$	2,300	3.0
Customer relationships		500	6.0
Trademarks and trade names		100	4.0
Total intangible assets	$	2,900	

Acquired intangible assets reported above are being amortized using the straight-line method over their estimated useful lives which approximates the pattern of how the economic benefit is expected to be used. While high customer retention rates are common in the semiconductor capital equipment industry, amounts allocated to customer relationships are being amortized on an accelerated basis over their estimated useful lives due to the early-stage nature of Tignis' business and historical customer turnover.

The value assigned to developed technology was determined by using the relief from royalty method under the income approach, which included assumptions related to revenue growth rates, royalty rates, and discount rates. Developed technology, which comprises products that have reached technological feasibility, includes the products in Tignis' product line. The revenue estimates used to value the developed technology were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by Tignis and competitors. The estimated after-tax cash flows were based on a hypothetical royalty rate applied to the revenues for the developed technology. The discount rate utilized to discount the net cash flows of the developed technology to present value was based on the risk associated with the respective cash flows taking into consideration the perceived risk of the technology relative to the other acquired assets, the weighted average cost of capital, the internal rate of return, and the weighted average return on assets.

The value assigned to customer relationships was determined by using the multi-period excess earnings method under the income approach. The estimated cash flow was based on revenues from the existing customers net of operating expenses and net of contributory asset charges. The discount rate utilized to discount the net cash flows of the customer relationships to present value was based on the respective cash flows taking into consideration the perceived risks.

The earnout agreement was measured at fair value in accordance with the guidance provided by ASC Topic 820, *Fair Value Measurement* ("ASC 820"). ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, we consider the principal or most advantageous market in which we would transact and consider assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.

Tignis' results of operations have been included starting January 7, 2025. The impact of Tignis on our consolidated statements of operations and comprehensive income (loss) was not material.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MCT

On January 30, 2023, we completed the acquisition of all the outstanding membership units of MCT, pursuant to a membership unit purchase agreement dated January 30, 2023, by and among MCT, Arise Acquisition Co., LLC, The Seaport Group LLC Profit Sharing Plan, and Delta Design, Inc., a wholly owned subsidiary of Cohu ("the MCT Acquisition"). MCT is a U.S. based company with a principal manufacturing site in Penang, Malaysia. MCT provides automated solutions for the semiconductor industry and designs, manufactures, markets, services and distributes strip test handlers, film frame handlers and laser mark handlers. On January 30, 2023, we made a cash payment totaling $28.0 million for MCT of which $0.6 million was used to pay the former MCT CFO and CEO and expensed as restructuring severance expense. Taking into consideration the amount expensed as severance and the working capital adjustment receivable resulted in a final net purchase price of approximately $26.8 million. The MCT Acquisition was a cash free debt free transaction and was subject to a working capital adjustment for the difference between the actual and estimated net working capital. The MCT Acquisition was accounted for in conformity with ASC 805.

The acquired assets and liabilities of MCT were recorded at their respective fair values including an amount for goodwill representing the difference between the consideration paid and the fair value of the identifiable net assets. The purchase price allocation was finalized during the fourth quarter of 2023. The table below summarizes the assets acquired and liabilities assumed as of January 30, 2023 (*in thousands*):

Current assets, including cash received	$	9,505
Property, plant and equipment		197
Other assets		356
Intangible assets		12,000
Goodwill		8,755
Total assets acquired		30,813
Liabilities assumed		(4,024)
Net assets acquired	$	26,789

The allocation of the intangible assets subject to amortization is as follows (*in thousands*):

		Estimated Fair Value	Weighted Average Useful Life (years)
Developed technology	$	7,500	7.0
Customer relationships		4,000	10.0
Product backlog		500	0.5
Total intangible assets	$	12,000	

Acquired intangible assets reported above are being amortized using the straight-line method over their estimated useful lives which approximates the pattern of how the economic benefit is expected to be used. This includes amounts allocated to customer relationships because of anticipated high customer retention rates that are common in the semiconductor capital equipment industry.

The value assigned to developed technology was determined by using the relief from royalty method under the income approach, which included assumptions related to revenue growth rates, royalty rates, and discount rates. Developed technology, which comprises products that have reached technological feasibility, includes the products in MCT's product line. The revenue estimates used to value the developed technology were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by MCT and competitors. The estimated after-tax cash flows were based on a hypothetical royalty rate applied to the revenues for the developed technology. The discount rate utilized to discount the net cash flows of the developed technology to present value was based on the risk associated with the respective cash flows taking into consideration the perceived risk of the technology relative to the other acquired assets, the weighted average cost of capital, the internal rate of return, and the weighted average return on assets.

75

The value assigned to customer relationships was determined by using the multi-period excess earnings method under the income approach. The estimated cash flows were based on revenues from the existing customers net of operating expenses and net of contributory asset charges. The discount rate utilized to discount the net cash flows of the customer relationships to present value was based on the respective cash flows taking into consideration the perceived risks.

The value assigned to backlog acquired was estimated based upon the contractual nature of the backlog as of January 30, 2023, using the multi-period excess earnings method under the income approach to discount back to present value the cash flows attributable to the backlog at a discount rate commensurate with the expected risks of the backlog cash flows.

MCT's results of operations have been included starting January 30, 2023. The impact of MCT on our consolidated statements of operations and comprehensive income (loss) was not material.

In connection with the MCT Acquisition, during the fiscal year ended December 28, 2024 and December 30, 2023, we incurred acquisition-related costs, which were expensed as selling, general and administrative costs totaling $0.1 million and $0.5 million, respectively. No acquisition-related costs were incurred for MCT in fiscal 2025.

EQT

On October 2, 2023, we completed the acquisition of Equiptest Engineering Pte. Ltd. ("EQT"), a provider of semiconductor test contactors and other consumables. ("the EQT Acquisition"). EQT is a Singapore based company with a principal manufacturing site located there. EQT provides test interface products including high performance thermal, MEMS, Infrared, Coaxial and Kelvin Contactors that expands our interface products in mid- to high-power contactors. The EQT Acquisition was a cash free debt free transaction and was subject to a working capital adjustment for the difference between the actual and estimated net working capital. We made a cash payment of SGD 66.0 million ($48.3 million) on October 2, 2023, and set up a retention sum liability for potential adjustments to working capital and future tax or insurance claims in the amount of SGD 2.2 million ($1.6 million) resulting in an initial purchase price of SGD 68.3 million ($49.9 million). The working capital adjustment was finalized in January 2024 and an additional cash payment was made to EQT owners of SGD 0.8 million (approximately $0.6 million) resulting in an adjusted purchase price of SGD 68.8 million ($50.3 million). The retention liability for remaining tax, insurance and other claims as of December 27, 2025, and December 28, 2024, was SGD 1.3 million ($1.0 million) and SGD 1.1 million ($0.8 million), respectively and is accrued in long term other liabilities on our consolidated balance sheet. The retention liability for net working capital, remaining tax, insurance and other claims as of December 30, 2023, was SGD 2.2 million ($1.6 million) and $0.3 million and $1.3 million is accrued in short term and long term other liabilities, respectively, on our consolidated balance sheet. The EQT Acquisition has been accounted for in conformity with ASC 805.

The acquired assets and liabilities of EQT were recorded at their respective fair values including an amount for goodwill representing the difference between the consideration paid and the fair value of the identifiable net assets. The table below summarizes the assets acquired and liabilities assumed as of October 2, 2023 (*in thousands*):

Current assets, including cash received	$	10,135
Property, plant and equipment		538
Intangible assets		34,500
Goodwill		15,377
Total assets acquired		60,550
Liabilities assumed		(10,203)
Net assets acquired	$	50,347

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The allocation of intangible assets subject to amortization is as follows (*in thousands*):

	Estimated Fair Value	Weighted Average Useful Life (years)
Developed technology	$ 20,600	8.0
Customer relationships	12,900	10.0
Product backlog	100	1.0
Trademarks and trade name	900	5.0
Total intangible assets	$ 34,500	

Acquired intangible assets reported above are being amortized using the straight-line method over their estimated useful lives which approximates the pattern of how the economic benefit is expected to be used. This includes amounts allocated to customer relationships because of anticipated high customer retention rates that are common in the semiconductor capital equipment industry.

The value assigned to developed technology was determined by using the relief from royalty method under the income approach, which included assumptions related to revenue growth rates, royalty rates, and discount rates. Developed technology, which comprises products that have reached technological feasibility, includes the products in EQT's product line. The revenue estimates used to value the developed technology were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by EQT and competitors. The estimated after-tax cash flows were based on a hypothetical royalty rate applied to the revenues for the developed technology. The discount rate utilized to discount the net cash flows of the developed technology to present value was based on the risk associated with the respective cash flows taking into consideration the perceived risk of the technology relative to the other acquired assets, the weighted average cost of capital, the internal rate of return, and the weighted average return on assets.

The value assigned to customer relationships was determined by using the multi-period excess earnings method under the income approach. The estimated cash flows were based on revenues from the existing customers net of operating expenses and net of contributory asset charges. The discount rate utilized to discount the net cash flows of the customer relationships to present value was based on the respective cash flows taking into consideration the perceived risks.

The value assigned to backlog acquired was estimated based upon the contractual nature of the backlog as of October 2, 2023, using the multi-period excess earnings method under the income approach to discount back to present value the cash flows attributable to the backlog at a discount rate commensurate with the expected risks of the backlog cash flows.

The value assigned to trademarks and trade names acquired was determined by using the using the relief from royalty method under the income approach, which included assumptions related to revenue growth rates, royalty rates, and discount rates.

EQT's results of operations have been included starting October 2, 2023. The impact of EQT on Cohu's consolidated statements of operations and comprehensive income (loss) were not material.

In connection with the acquisition of EQT, during the twelve-month periods ended December 28, 2024 and December 30, 2023 we incurred acquisition-related costs, which were expensed as selling, general and administrative costs totaling $0.1 million and $1.1 million, respectively. No acquisition-related costs were incurred for EQT in fiscal 2025.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. **Derivative Financial Instruments**

Economic (Non-Designated) Hedges

We enter into foreign currency forward contracts to manage our foreign exchange exposure related to intercompany transactions and other balance sheet items that are subject to revaluation. For accounting purposes, our foreign currency forward contracts that are not designated as hedging instruments are recorded at fair value as of the end of our reporting period in our consolidated balance sheets with changes in fair value recorded within foreign transaction gain (loss) in our consolidated statements of operations for both realized and unrealized gains and losses. The gain or loss recorded on these instruments is substantially offset by the remeasurement adjustment on the foreign currency denominated asset or liability.

The location and amount of gains (losses) related to non-designated derivative instruments in the consolidated statements of operations were as follows *(in thousands)*:

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized on Derivatives	Fiscal Year		
		2025	2024	2023
Foreign exchange forward contracts	Foreign transaction gain (loss)	$ 4,471	$ (7,542)	$ (2,127)

Net Investment Hedges

In the third quarter of fiscal 2024, we initiated a program to hedge foreign currency risk associated with our net investment positions in certain foreign subsidiaries. These exposures are managed through the use of foreign currency forward contracts, which are designated as net investment hedges.

The location and amount of gains (losses) from net investment hedges recorded in the foreign currency translation component of AOCL were as follows *(in thousands)*:

Derivatives Designated as Hedging Instruments	Location of Gain (Loss) Recognized on Derivatives	Fiscal Year		
		2025	2024	2023
Foreign exchange forward contracts	AOCL	$ (8,501)	$ 964	N/A

Gains (losses) recognized in foreign transaction loss, in the consolidated statements of operations for the portion of the net investment hedges excluded from the assessment of hedge effectiveness was $1.5 million and $0.7 million for fiscal 2025 and 2024, respectively. Since our net investment hedge program started in fiscal 2024 there were no amounts recorded in fiscal 2023 or fiscal 2022.

Cash flows associated with settlements of our non-designated foreign currency forward contracts are reported in net cash provided by operating activities and our net investment hedges are included in investing activities in our consolidated statements of cash flows.

Fair Value

The fair value of our foreign currency forward contracts was determined based on current foreign currency exchange rates and forward points. All our foreign currency forward contracts outstanding on December 27, 2025 will mature during the first quarter of fiscal 2026.

The following table provides information about our foreign currency forward contracts outstanding as of December 27, 2025 *(in thousands)*:

Currency	Contract Position	Contract Amount (Local Currency)	Contract Amount (U.S. Dollars)
Euro	Buy	40,292	47,500
Swiss Franc	Buy	10,858	13,800
South Korean Won	Buy	3,571,944	2,480
Japanese Yen	Buy	541,841	3,470
Euro	Sell	35,100	41,353
Swiss Franc	Sell	9,900	12,535

Our foreign currency contracts are classified within Level 2 of the fair value hierarchy as they are valued using pricing models that utilize observable market inputs. The fair value of our foreign currency contracts as of December 27, 2025, and December 28, 2024, was immaterial.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. **Equity**

Capped Call Transactions

In connection with the Notes offering described in Note 3, "Borrowings and Credit Agreements", on September 24, 2025, we entered into privately negotiated capped call transactions (the "Base Capped Call Transactions") with an affiliate of one or more of the initial purchasers of the Notes and certain other financial institutions (the "Option Counterparties"). In addition, on September 25, 2025, in connection with the initial purchasers' exercise in full of their option to purchase additional Notes, we entered into additional capped call transactions (the "Additional Capped Call Transactions," and, together with the Base Capped Call Transactions, the "Capped Call Transactions") with each of the Option Counterparties. The Capped Call Transactions are separate from the Notes and do not change the holders' rights under the Notes. Holders of the Notes do not have any rights with respect to the Capped Call Transactions. The Capped Call Transactions are generally expected to reduce the potential dilution to our common stock upon any conversion of the Notes and/or offset any potential cash payments we are required to make in excess of the principal amount of converted Notes, with such reduction and/or offset subject to a cap.

The Capped Call Transactions are for an aggregate of 10.58 million shares of our common stock, subject to certain anti-dilution adjustments. Each capped call option has an initial strike price of approximately $27.18 per share, which corresponds to the initial conversion price of the Notes, and an initial cap price of approximately $41.02 per share, representing a premium of approximately 100% above the Reference Price. The strike and cap prices are subject to certain adjustments. The Capped Call Transactions are intended to offset some or all of the potential dilution to our common stock caused by any conversion of the Notes up to the cap price. The capped call options can be settled in either net shares or cash at our option in components commencing October 15, 2030, and ending January 15, 2031, which could be extended under certain circumstances.

The capped call options are subject to either adjustment or termination upon the occurrence of specified extraordinary events affecting us, including a merger, tender offer, nationalization, insolvency or delisting. In addition, certain events may result in a termination of the capped call options, including changes in law and hedging disruptions. The Capped Call Transactions are recorded at their aggregate cost of $31.4 million as a reduction to paid-in capital stock in the shareholders' equity section of our consolidated balance sheet.

Share Repurchase Program

On October 28, 2021, we announced that our Board of Directors authorized a $70 million share repurchase program. This share repurchase program was effective as of November 2, 2021, and has no expiration date. On October 25, 2022, our Board of Directors authorized an additional $70 million under the share repurchase program. The timing of share repurchases and the number of shares of common stock to be repurchased will depend upon prevailing market conditions and other factors. Repurchases under this program will be made using our existing cash resources and may be commenced or suspended from time to time at our discretion without prior notice. Repurchases may be made in the open market, through 10b5-1 programs, or in privately negotiated transactions at prevailing market rates in accordance with federal securities laws. For the year ended December 27, 2025, we repurchased 432,288 shares of our common stock for $8.6 million to be held as treasury stock. For the year ended December 28, 2024, we repurchased 915,504 shares of our common stock for $27.0 million. For the year ended December 30, 2023, we repurchased 700,270 shares of our common stock for $23.6 million. As of December 27, 2025, $22.8 million remained available for us to repurchase shares of our common stock under our share repurchase program.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Income Taxes

Total income tax expense (benefit) was allocated as follows:

(in thousands)		2025		2024		2023
Income from operations	$	11,866	$	4,872	$	17,660
Other comprehensive income		64		396		(984)
Total	$	11,930	$	5,268	$	16,676

Significant components of income tax expense (benefit) are as follows:

(in thousands)		2025		2024		2023
Current:						
U.S. Federal	$	(1,725)	$	717	$	694
U.S. State		47		36		86
Foreign		15,346		7,841		21,654
Total current		13,668		8,594		22,434
Deferred:						
U.S. Federal		(150)		(13)		61
Foreign		(1,652)		(3,709)		(4,835)
Total deferred		(1,802)		(3,722)		(4,774)
	$	11,866	$	4,872	$	17,660

Income (loss) before income taxes consisted of the following:

(in thousands)		2025		2024		2023
U.S.	$	(95,310)	$	(85,450)	$	(37,799)
Foreign		32,903		20,504		83,615
Total	$	(62,407)	$	(64,946)	$	45,816

Income tax payments, net of refunds, in fiscal 2025 were as follows:

(in thousands)		2025
U.S. State	$	48
Non-U.S.		
China		169
Germany		(8,436)
Japan		1,093
Malaysia		2,474
Philippines		681
Singapore		763
Switzerland		275
Other		104
Total Non-U.S.		(2,877)
Total net income tax payments	$	(2,829)

80

Deferred tax effects

Except for working capital requirements in certain foreign jurisdictions, we provide for substantially all taxes, including withholding and other residual taxes, related to unremitted earnings of our foreign subsidiaries.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes.

Significant components of our deferred tax assets and liabilities were as follows:

(in thousands)		2025		2024
Deferred tax assets:				
Inventory, receivable and warranty reserves	$	10,802	$	11,034
Net operating loss carryforwards		63,339		39,572
Tax credit carryforwards		34,738		35,788
Capitalized R&D		27,117		35,348
Accrued employee benefits		2,783		3,742
Stock-based compensation		4,855		4,511
Lease liabilities		6,831		2,544
Uniform capitalization		243		2,553
Other		13,701		3,064
Gross deferred tax assets		164,409		138,156
Less valuation allowance		(143,482)		(114,517)
Total deferred tax assets		20,927		23,639
Deferred tax liabilities:				
Intangible assets and other acquisition basis differences		18,330		25,848
Operating lease right-of-use assets		5,534		2,226
Unremitted earnings of foreign subsidiaries		6,583		4,898
Other		3,837		4,986
Total deferred tax liabilities		34,284		37,958
Net deferred tax liabilities	$	(13,357)	$	(14,319)

The components of total net deferred tax assets (liabilities), net of valuation allowances, as shown in our consolidated balance sheets are as follows:

(in thousands)		2025		2024
Other assets (long-term)	$	2,112	$	5,083
Long-term deferred income tax liabilities		(15,469)		(19,402)
Net deferred tax liabilities	$	(13,357)	$	(14,319)

Companies are required to assess whether a valuation allowance should be recorded against their deferred tax assets ("DTAs") based on the consideration of all available evidence, using a "more likely than not" realization standard. The four sources of taxable income that must be considered in determining whether DTAs will be realized are, (1) future reversals of existing taxable temporary differences (i.e. offset of gross deferred tax assets against gross deferred tax liabilities); (2) taxable income in prior carryback years, if carryback is permitted under the tax law; (3) tax planning strategies and (4) future taxable income exclusive of reversing temporary differences and carryforwards.

In assessing whether a valuation allowance is required, significant weight is to be given to evidence that can be objectively verified. We have evaluated our DTAs each reporting period, including an assessment of taxable income in prior carryback years, future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, and prudent and feasible tax planning strategies that we would be willing to undertake to prevent a deferred tax asset from otherwise expiring.

The assessment regarding whether a valuation allowance is required or whether a change in judgement regarding the valuation allowance has occurred also considers all available positive and negative evidence, including but not limited to:

- Nature, frequency, and severity of cumulative losses in recent years
- Duration of statutory carryforward and carryback periods
- Statutory limitations against utilization of tax attribute carryforwards against taxable income
- Historical experience with tax attributes expiring unused
- Near- and medium-term financial outlook

The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. Accordingly, it is generally difficult to conclude a valuation allowance is not required when there is significant objective and verifiable negative evidence, such as cumulative losses in recent years. We use the actual results for the last two years and current year results as the primary measure of cumulative losses in recent years.

The evaluation of deferred tax assets requires judgment in assessing the likely future tax consequences of events recognized in the financial statements or tax returns and future profitability. The recognition of deferred tax assets represents our best estimate of those future events. Changes in the current estimates, due to unanticipated events or otherwise, could have a material effect on our results of operations and financial condition.

In certain tax jurisdictions, our analysis indicates that it has cumulative losses in recent years. This is considered significant negative evidence, which is objective and veritable and, therefore, difficult to overcome. However, the cumulative loss position is not solely determinative and, accordingly, we consider all other positive and negative evidence available in this analysis. Based on the evidence available, including a lack of sustainable earnings and history of expiring unused net operating losses and tax credits, we continue to maintain the judgement that a previously recorded valuation allowance against substantially all net deferred tax assets in the U.S. is required. In addition, due to the cumulative loss position in Switzerland and the worldwide consolidated cumulative loss, we recorded valuation allowances against the net deferred tax assets in Switzerland and Malaysia during fiscal 2025. If a change in judgement regarding these valuation allowances were to occur in the future, we will record a potentially material deferred tax benefit, which could result in a favorable impact on the effective tax rate in that period.

Our valuation allowance on our DTAs at December 27, 2025, and December 28, 2024, was approximately $143.5 million and $114.5 million, respectively. The remaining gross DTAs for which a valuation allowance was not recorded are realizable primarily through future reversals of existing taxable temporary differences and to a lesser extent future taxable income in certain jurisdictions exclusive of reversing temporary differences and carryforwards.

The reconciliation of income tax computed at the U.S. federal statutory tax rate to the provision for income taxes, applying ASU 2023-09 prospectively, is as follows:

		2025	
(in thousands)		Amount	Percent
Tax provision at U.S. Federal statutory rate	$	(13,105)	21.0%
State and local income taxes, net of federal income tax effect [1]		902	(1.4)%
Effects of cross-border tax laws			
Tax on Global Intangible Low-Taxed Income (GILTI)		2,543	(4.1)%
Tax on Subpart F Income		1,031	(1.7)%
Tax credits			
Reversal of previously recognized unborn foreign tax credits		4,853	(7.8)%
Research and development credits		(2,002)	3.2%
Change in valuation allowance		12,918	(20.7)%
Nontaxable or nondeductible items			
Equity based employee compensation		1,886	(3.0)%
Other		(232)	0.4%
Changes in unrecognized tax benefits		(3,164)	5.1%
Foreign tax effects			
Germany			
Foreign rate differential		646	(1.0)%
Local income taxes		1,460	(2.3)%
Other		(269)	0.4%
Philippines			
Local country tax holiday		(756)	1.2%
Other		313	(0.5)%
Switzerland			
Withholding taxes		1,326	(2.1)%
Other		683	(1.1)%
Malaysia			
Changes in valuation allowance		3,490	(5.6)%
Other		34	(0.1)%
Other jurisdictions		(255)	0.4%
Other			
FX of net investment hedge		(745)	1.2%
Other		309	(0.5)%
Income tax expense	$	11,866	(19.0)%

(1) State and local taxes in CA and TX comprise the majority of this category.

The reconciliation of income tax computed at the U.S. federal statutory tax rate to the provision for income taxes, applying ASC 740 prior to the adoption of ASU 2023-09, is as follows:

(in thousands)		2024		2023
Tax provision at U.S. 21% statutory rate	$	(13,638)	$	9,470
State income taxes, net of federal tax benefit		(2,126)		(633)
Accruals, adjustments and releases from statute expirations		(2,372)		579
Federal R&D credits		(1,103)		(1,360)
Stock-based compensation		502		(1,504)
Excess executive compensation		715		1,375
Change in valuation allowance		14,844		10,654
GILTI, net of foreign tax credits		2,613		1,735
Foreign rate differential		146		2,093
Withholding and other foreign taxes, net of foreign tax credit		1,206		254
Other, net		4,085		(5,003)
	$	4,872	$	17,660

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

An accounting policy may be selected to either (i) treat taxes due on future U.S. inclusions in taxable income related to global intangible low-taxed income ("GILTI") as a current-period expense when incurred or (ii) factor such amounts into a company's measurement of its deferred taxes. We have elected to account for GILTI as a period cost.

At December 27, 2025, we had federal, state and foreign net operating loss carryforwards of approximately $244.8 million, $132.3 million and $17.4 million, respectively, that expire in various tax years beginning in 2026 through 2044 or have no expiration date. We also have federal and state tax credit carryforwards at December 27, 2025, of approximately $6.1 million and $28.9 million, respectively, certain of which expire in various tax years beginning in 2026 through 2044 or have no expiration date. The federal and state loss and credit carryforwards are subject to annual limitations under Sections 382 and 383 of the Internal Revenue Code and applicable state tax laws. We analyzed and determined that there were no ownership changes during the three-year period ending December 27, 2025. We will continue to assess the realizability of these carryforwards in subsequent periods. Future changes in the ownership of Cohu could further limit the utilization of these carryforwards.

We have certain tax holidays with respect to our operations in Malaysia and the Philippines. These holidays require compliance with certain conditions and expire at various dates through 2038. The impact of these holidays was an increase in net income of approximately $0.8 million or $0.02 per share in 2025, $1.0 million or $0.02 per share in 2024, and $3.8 million or $0.08 per share in fiscal 2023.

A reconciliation of our gross unrecognized tax benefits, excluding accrued interest and penalties, is as follows:

(in thousands)		2025		2024		2023
Balance at beginning of year	$	33,765	$	35,900	$	33,368
Additions for tax positions of current year		947		858		899
Additions/(Reductions) for tax positions of prior years		(1,096)		(788)		1,802
Reductions due to lapse of the statute of limitations		(1,492)		(2,089)		(295)
Reductions due to settlements		(1,833)		-		-
Foreign exchange rate impact		129		(116)		126
Balance at end of year	$	30,420	$	33,765	$	35,900

If the unrecognized tax benefits at December 27, 2025 are ultimately recognized, excluding the impact of U.S. tax benefits netted against deferred taxes that are subject to a valuation allowance, approximately $3.5 million ($5.2 million at December 28, 2024, and $7.5 million at December 30, 2023) would result in a reduction in our income tax expense and effective tax rate.

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. Cohu had approximately $0.5 million and $0.5 million accrued for the payment of interest and penalties at December 27, 2025 and December 28, 2024, respectively. Interest expense, net of accrued interest reversed, was $(0.3) million in 2025, $(0.2) million in 2024, and $(0.1) million in 2023.

Our U.S. federal income tax returns for years after fiscal 2022 remain open to examination, subject to the statute of limitations. Our U.S. state income tax returns for years after fiscal 2020 remain open to examination, subject to the statute of limitations. Net operating loss and credit carryforwards arising prior to these years are also open to examination if and when utilized. The statute of limitations for the assessment and collection of income taxes related to our foreign tax returns varies by country. In the foreign countries where we have significant operations these time periods generally range from four to ten years after the year for which the tax return is due or the tax is assessed.

We conduct business globally and as a result, Cohu or one or more of its subsidiaries files income tax returns in the U.S. and various state and foreign jurisdictions. In the normal course of business, we are subject to examinations by taxing authorities throughout the world and are currently under examination in Germany, Maylasia, the Philippines and the state of California. We believe our financial statement accruals for income taxes are appropriate.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Tax positions have been reflected in the consolidated financial statements in accordance ASC Topic 740, *Income Taxes* ("ASC 740"), Income Taxes. Such tax positions are, based solely on their technical merits, more likely than not to be sustained upon examination by taxing authorities and reflect the largest amount of benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon settlement with the applicable taxing authority with full knowledge of all relevant information. We have both intent and ability to initiate a claim pursuant to the competent authority (e.g., Mutual Agreement Procedure) for reasonable and prudent situations such as, for example, when the resulting tax benefit exceeds the costs involved to obtain such tax benefit, and the success of prevailing upon pursuing the competent authority is more-likely-than-not achievable.

11. Segment and Geographic Information

We applied the provisions of ASC 280, which sets forth a management approach to segment reporting and establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products, major customers and the geographies in which the entity holds material assets and reports revenue. An operating segment is defined as a component that engages in business activities whose operating results are reviewed by the CODM, which is our Chief Executive Officer, Luis A. Müller and for which discrete financial information is available. We have determined that our three identified operating segments are: TH, ST and IS. Our three operating segments qualify for aggregation under ASC 280 due to similarities in their customers, their economic characteristics, and the nature of products and services provided. As a result, we report in one segment, Semiconductor Test & Inspection, which derives revenue from the design and manufacture of equipment and components used in the testing of semiconductors.

The CODM assesses performance of the Semiconductor Test & Inspection segment and decides how to allocate resources based on income (loss) before taxes. The table below summarizes selected financial information for our single reportable segment.

(in thousands)		2025		2024		2023
Net sales	$	452,956	$	401,779	$	636,322
Cost and expenses:						
Cost of sales		257,941		220,436		332,609
Research and development		86,756		81,231		85,178
Selling		53,028		51,584		61,056
General & administrative		54,349		60,328		58,196
Amortization of purchased intangible assets		37,466		39,087		36,355
Stock-based compensation		23,042		20,740		17,237
Other segment items [1]		2,781		(6,681)		(125)
Income (loss) before taxes	$	(62,407)	$	(64,946)	$	45,816

(1) Other segment items include restructuring charges as well as miscellaneous non-operating items.

During the last three years, the following customers comprised 10% or greater of our consolidated net sales:

	2025	2024	2023
STMicroelectronics	*	*	12.0%

* Less than 10% of consolidated net sales.

Net sales to customers, attributed to countries based on product shipment destination, were as follows:

(in thousands)		2025		2024		2023
Philippines	$	68,936	$	51,310	$	92,529
Taiwan		64,667		22,562		27,901
China		60,654		59,491		92,408
Malaysia		57,263		54,016		100,949
United States		46,957		56,663		76,995
Singapore		26,176		40,827		53,518
Rest of the world		128,303		116,910		192,022
Total, net	$	452,956	$	401,779	$	636,322

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. Geographic location of our property, plant and equipment and other long-lived assets was as follows:

(in thousands)		2025		2024
Property, plant and equipment:				
Philippines	$	21,021	$	23,072
Germany		18,705		15,705
Malaysia		15,826		15,264
United States		13,902		13,601
Japan		5,778		6,051
Rest of the world		1,755		1,093
Total, net	$	76,987	$	74,786
Goodwill and other intangible assets:				
Germany	$	132,356	$	128,513
United States		109,815		92,251
Malaysia		60,913		61,252
Singapore		51,753		56,276
Rest of the world		7,462		7,064
Total, net	$	362,299	$	345,356

12. Leases

We lease certain of our facilities, equipment and vehicles under non-cancelable operating and finance leases. Leases with initial terms with 12 months or less are not recorded in the consolidated balance sheet, but we recognized those lease payments in the consolidated statements of operations on a straight-line basis over the lease term. Lease and non-lease components are included in the calculation of the right of use asset ("ROU") asset and lease liabilities.

Our leases have remaining lease terms ranging from 1 year to 32 years, some of which include one or more options to extend the lease for up to 25 years. Our lease term includes renewal terms when we are reasonably certain that we will exercise the renewal options. We sublease certain leased assets to third parties, mainly as a result of unused space in our facilities.

Future minimum lease payments at December 27, 2025, are as follows:

(in thousands)		Operating leases		Finance leases		Total
2026[1]	$	6,126	$	-	$	6,126
2027[1]		5,201		-		5,201
2028[1]		4,310		-		4,310
2029[1]		4,646		-		4,646
2030[1]		4,884		-		4,884
Thereafter[1]		22,399		-		22,399
Total lease payments		47,566		-		47,566
Less: Interest		(12,773)		-		(12,773)
Present value of lease liabilities	$	34,793	$	-	$	34,793

(1) In June 2025, we gained access to our new corporate headquarters located in San Diego, California enabling us to make certain preparations for our relocation on December 1, 2025. The new lease results in cash outflows totaling $34.9 million expected to be paid as follows: $2.5 million, $3.0 million, $2.6 million, $3.0 million and $20.8 million for 2026, 2027, 2028, 2029 and thereafter, respectively.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Supplemental balance sheet information related to leases was as follows:

(in thousands)	Classification	December 28, 2025		December 28, 2024	
Assets:					
Operating lease assets	Operating lease right-of-use assets[1]	$	29,271	$	13,908
Finance lease assets	Property, plant and equipment, net [2]		68		9,676
Total lease assets		$	29,339	$	23,584
Liabilities:					
Current:					
Operating	Other accrued liabilities	$	3,100	$	5,296
Finance	Other accrued liabilities[2]		-		8,418
Noncurrent:					
Operating	Long-term lease liabilities [1]		31,693		9,890
Finance	Long-term lease liabilities		-		3
Total lease liabilities		$	34,793	$	23,607
Weighted-average remaining lease term (years):					
Operating leases			9.0		5.2
Weighted-average discount rate:					
Operating leases			6.5%		6.4%
Finance leases			0.0%		2.8%

[1] In June 2025, we gained access to our new corporate headquarters located in San Diego, California enabling us to make certain preparations for our planned relocation on December 1, 2025, resulting in an increase to our operating lease asset and long term operating lease liability.

[2] Finance lease assets are recorded net of accumulated amortization of $0.4 million in both fiscal 2025 and 2024. On December 30, 2024, we completed the purchase of our leased facility in Melaka, Malaysia resulting in a decrease to our finance lease asset and liability.

The components of lease expense were as follows:

(in thousands)	December 27, 2025		December 28, 2024		December 30, 2023	
Operating leases	$	7,698	$	6,247	$	6,691
Variable lease expense		2,669		2,542		2,389
Short-term operating leases		52		4		16
Finance leases:						
Amortization of leased assets		62		66		90
Interest on lease liabilities		1		269		1
Sublease income		-		(4)		(29)
Net lease cost	$	10,482	$	9,124	$	9,158

Supplemental cash flow information related to leases was as follows:

(in thousands)	December 27, 2025		December 28, 2024		December 30, 2023	
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	6,383	$	6,448	$	6,756
Operating cash flows from finance leases	$	-	$	263	$	1
Financing cash flows from finance leases	$	7	$	24	$	52
Leased assets exchanged for finance lease liabilities	$	-	$	9,543	$	-
Leased assets exchanged for operating lease liabilities	$	22,141	$	2,987	$	1,415
Financing lease assets acquired from MCT	$	-	$	-	$	19
Operating lease assets acquired from MCT	$	-	$	-	$	130

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

---

13. Commitments and Contingencies

From time to time we are involved in various legal proceedings, examinations by various tax authorities and claims that have arisen in the ordinary course of our business. The outcome of any litigation is inherently uncertain. While there can be no assurance, we do not believe at the present time that the resolution of these matters will have a material adverse effect on our assets, financial position or results of operations.

14. Guarantees

Accrued Warranty

Changes in accrued warranty during the three-year period ended December 27, 2025, was as follows:

(in thousands)		2025		2024		2023
Beginning balance	$	3,093	$	5,017	$	6,214
Warranty accruals		5,812		3,480		6,555
Warranty payments		(4,503)		(5,404)		(7,862)
Warranty liability transferred		-		-		110
Ending balance	$	4,402	$	3,093	$	5,017

Accrued warranty amounts expected to be incurred after one year are included in noncurrent other accrued liabilities in the consolidated balance sheet. These amounts totaled $0.2 million and $0.1 million at December 27, 2025 and December 28, 2024, respectively.

15. Accumulated Other Comprehensive Loss

Components of other comprehensive loss, on an after-tax basis, were as follows:

(in thousands)		Before Tax amount		Tax (Expense) Benefit		Net of Tax Amount
Year ended December 30, 2023						
Foreign currency translation adjustments	$	6,256	$	559	$	6,815
Adjustments related to postretirement benefits		(2,800)		425		(2,375)
Change in unrealized gain/loss on investments		793		-		793
Other comprehensive income	$	4,249	$	984	$	5,233
Year ended December 28, 2024						
Foreign currency translation adjustments	$	(16,540)	$	(299)	$	(16,839)
Adjustments related to postretirement benefits		615		(97)		518
Change in unrealized gain/loss on investments		(55)		-		(55)
Other comprehensive loss	$	(15,980)	$	(396)	$	(16,376)
Year ended December 27, 2025						
Foreign currency translation adjustments	$	19,433	$	3	$	19,436
Adjustments related to postretirement benefits		(820)		(67)		(887)
Change in unrealized gain/loss on investments		136		-		136
Other comprehensive income	$	18,749	$	(64)	$	18,685

Components of accumulated other comprehensive loss, net of tax, at the end of each period are as follows:

(in thousands)		2025		2024
Accumulated net currency translation adjustments [1]	$	(36,896)	$	(56,332)
Accumulated net adjustments related to postretirement benefits		4,287		5,174
Accumulated net unrealized gain/loss on investments		139		3
Total accumulated other comprehensive loss	$	(32,470)	$	(51,155)

(1) Includes $8.5 million loss and $1.0 million gain from the settlement of net investment hedges in fiscal 2025 and 2024, respectively.

COHU, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. **Related Party Transactions**

At December 27, 2025, certain of our cash and short-term investments were held and managed by BlackRock, Inc. which owns 14.7% of our outstanding common stock as reported in its Form 13-G/A filing made with the Securities and Exchange Commission on July 17, 2025.

We previously had an ownership interest in Fraes-und Technologiezentrum GmbH Frasdorf ("FTZ"), a company based in Germany that provides milling services to our wholly owned subsidiaries. This investment was accounted for under the equity method and was not material to our consolidated balance sheet in fiscal 2023. In fiscal 2024, due to the current business conditions, we impaired the full value of our investment in FTZ and recorded a charge $0.9 million in SG&A. In fiscal 2025, we sold our ownership interest in FTZ and recorded a gain of $0.4 million in SG&A. During fiscal 2025, 2024 and 2023, purchases of products from FTZ were not material.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Cohu, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cohu, Inc. (the Company) as of December 27, 2025 and December 28, 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 27, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 27, 2025 and December 28, 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 27, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 27, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 17, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of inventories

Description of the Matter

As of December 27, 2025, the Company's consolidated inventories balance was $129.0 million. As described in Note 1 to the consolidated financial statements, the Company values its inventories at lower of cost, determined on a first-in, first-out basis, or net realizable value. Obsolete inventory or inventory in excess of management's estimated usage requirement is written down to its estimated net realizable value.

Auditing management's estimates for excess and obsolete inventory involved subjective auditor judgment because the estimates rely on a number of factors that are affected by market and economic conditions outside the Company's control. In particular, the excess and obsolete inventory calculations are sensitive to the determination of expected future product demand.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company's excess and obsolete inventory valuation process, including management's assessment of the expected future product demand and data underlying the excess and obsolete inventory valuation.

To test the valuation of inventories, our audit procedures included, among others, evaluating expected future product demand and testing the completeness and accuracy of the underlying data used by management in the analysis of excess and obsolete inventory. We evaluated adjustments to inventory reserves for specific product expectations, compared the balance of on-hand inventories to demand assumptions, and assessed the historical accuracy of management's estimates by comparing prior period expected demand to actual consumption.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1956.

San Diego, California
February 17, 2026

Index to Exhibits

15. (b)   The following exhibits are filed as part of, or incorporated into, the 2025 Cohu, Inc. Annual Report on Form 10-K:

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Cohu, Inc. incorporated herein by reference to Exhibit 3.1 from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2024
3.2	Certificate of Correction to Amended Restated Certificate of Incorporation of Cohu, Inc., filed on April 3, 2025, incorporated herein by reference to Exhibit 3.1 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2025
3.3	Amended and Restated Bylaws of Cohu, Inc. incorporated herein by reference to Exhibit 3.1 from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2023
4.1	Description of Capital Stock incorporated herein by reference to Exhibit 4.1 from the Cohu, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 17, 2023
4.2	Indenture, dated as of September 29, 2025, between Cohu, Inc. and U.S. Bank Trust Company, National Association, as Trustee (including Form of 1.5% Convertible Senior Notes due 2031 as Exhibit A) incorporated herein by reference to Exhibit 4.1 from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2025
10.1	Credit and Guaranty Agreement dated as of October 1, 2018, by and among Cohu, Inc., Certain Subsidiaries of Cohu, Inc. and Deutsche Bank AG New York Branch, incorporated herein by reference to Exhibit 10.1 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018
10.2	Pledge and Security Agreement dated as of October 1, 2018, by and among Cohu, Inc., Certain Subsidiaries of Cohu, Inc. and Deutsche Bank AG New York Branch, incorporated herein by reference to Exhibit 10.2 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018
10.3*	Cohu, Inc. 2005 Equity Incentive Plan, as amended May 10, 2023, incorporated herein by reference to Appendix B from the Cohu, Inc. Form DEF 14A filed with the Securities and Exchange Commission on March 28, 2023
10.4*	Cohu, Inc. 1997 Employee Stock Purchase Plan, as amended May 10, 2023, incorporated herein by reference to Appendix C from the Cohu, Inc. Form DEF 14A filed with the Securities and Exchange Commission on March 28, 2023
10.5*	Cohu, Inc. Deferred Compensation Plan (as amended and restated) incorporated herein by reference to Exhibit 10.1 from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2008
10.6*	Form of executive employee restricted stock unit agreement for use with restricted stock units granted pursuant to the Cohu, Inc. 2005 Equity Incentive Plan incorporated herein by reference to Exhibit 10.1 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2023

10.7*	Form of non-employee director restricted stock unit agreement for use with restricted stock units granted pursuant to the Cohu, Inc. 2005 Equity Incentive Plan incorporated herein by reference to Exhibit 10.2 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2015
10.8*	Form of non-employee director restricted stock unit deferral election form for use with restricted stock units granted pursuant to the Cohu, Inc. 2005 Equity Incentive Plan incorporated herein by reference to Exhibit 10.3 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2015
10.9*	Non-employee director fee deferral election form incorporated herein by reference to Exhibit 10.4 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2015
10.1*	Form of deferred stock agreement for shares granted pursuant to the Cohu, Inc. 2005 Equity Incentive Plan incorporated herein by reference to Exhibit 10.5 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2015
10.11*	Form of stock option agreement for use with stock options granted pursuant to the Cohu, Inc. 2005 Equity Incentive Plan incorporated herein by reference to Exhibit 10.6 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2015
10.12*	Form of Indemnification Agreement, incorporated herein by reference to Exhibit 10.1 from the Cohu, Inc. Current Report on Form 8-K filed December 13, 2018
10.13*	Cohu, Inc. Retiree Health Benefits Agreement (as amended) incorporated herein by reference to Exhibit 10.2 from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2008
10.14	Lease agreement dated December 4, 2015 by and between CT Crosthwaite I, LLC and Cohu, Inc. incorporated herein by reference to Exhibit 10.14 from the Cohu, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2016
10.15*	Severance Agreement, dated September 8, 2020, between the Company and Christopher G. Bohrson incorporated herein by reference to Exhibit 10.1 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020
10.16*	Severance Agreement, dated September 8, 2020, between the Company and Jeffrey D. Jones incorporated herein by reference to Exhibit 10.2 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020
10.17*	Managing Director Services Agreement, dated November 13, 2024, between the Company's subsidiary, Cohu GmbH, and Klaus Ilgenfritz
10.18*	Severance Agreement, dated September 8, 2020, between the Company and Luis A. Müller incorporated herein by reference to Exhibit 10.4 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020
10.19*	Change in Control Agreement, dated September 8, 2020, between the Company and Christopher G. Bohrson incorporated herein by reference to Exhibit 10.5 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020

10.20*	Change in Control Agreement, dated September 8, 2020, between the Company and Jeffrey D. Jones incorporated herein by reference to Exhibit 10.6 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020
10.21*	Addendum 1 to the Managing Director Services Agreement, dated November 13, 2024, between the Company's subsidiary, Cohu GmbH, and Klaus Ilgenfritz
10.22*	Change in Control Agreement, dated September 8, 2020, between the Company and Luis A. Müller incorporated herein by reference to Exhibit 10.8 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020
10.23	First Amendment to Credit and Guaranty Agreement, dated as of June 16, 2023, between Cohu, Inc. and Deutsche Bank AG New York Branch, as administrative agent incorporated herein by reference to Exhibit 10.1 from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2023
10.24	Settlement Agreement and Stipulation dated June 20, 2025 by and between Cohu, Inc. and Keith Palmer incorporated herein by reference to Exhibit 10.1 from the Cohu, Inc. Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2025
10.25	Form of Capped Call Confirmation incorporated herein by reference to Exhibit 10.1 from the Cohu, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2025
19	Cohu, Inc. Insider Trading Policy
21	Subsidiaries of Cohu, Inc.
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 for Luis A. Müller
31.2	Certification pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 for Jeffrey D. Jones
32.1**	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Luis A. Müller
32.2**	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Jeffrey D. Jones
97	Cohu, Inc. Policy for Recovery of Erroneously Awarded Incentive Compensation incorporated herein by reference to Exhibit 97 from the Cohu, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 20, 2025
101.INS	Inline XBRL Instance Document (the Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Management contract or compensatory plan or arrangement
** This certification is not deemed "filed" for purposes of Section 18 of the Securities Exchange Act, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that Cohu specifically incorporates it by reference.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COHU, INC.

Date: February 17, 2026

By: /s/ Luis A. Müller
Luis A. Müller
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ James A. Donahue James A. Donahue	Chairperson of the Board, Director	February 17, 2026
/s/ Luis A. Müller Luis A. Müller	President and Chief Executive Officer, Director (Principal Executive Officer)	February 17, 2026
/s/ Jeffrey D. Jones Jeffrey D. Jones	Senior Vice President, Finance and CFO (Principal Financial and Accounting Officer)	February 17, 2026
/s/ William E. Bendush William E. Bendush	Director	February 17, 2026
/s/ Steven J. Bilodeau Steven J. Bilodeau	Director	February 17, 2026
/s/ Andrew M. Caggia Andrew M. Caggia	Director	February 17, 2026
/s/ Yon Y. Jorden Yon Y. Jorden	Director	February 17, 2026
/s/ Andreas W. Mattes Andreas W. Mattes	Director	February 17, 2026
/s/ Karen M. Rapp Karen M. Rapp	Director	February 17, 2026
/s/ Nina L. Richardson Nina L. Richardson	Director	February 17, 2026

96

COHU, INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Description	Balance at Beginning of Year	Additions (Reductions) Not Charged to Expense (1)	Additions Charged to Expense	Deductions/ Write-offs	Balance at End of Year
Allowance for doubtful accounts:					
Year ended December 30, 2023	$ 199	$ 5	$ 140	$ 4	$ 340
Year ended December 28, 2024	$ 340	$ (14)	$ 15	$ 151	$ 190
Year ended December 27, 2025	$ 190	$ 11	$ (69)	$ 42	$ 90
Reserve for excess and obsolete inventories:					
Year ended December 30, 2023	$ 26,871	$ 648	$ 4,540	$ 11,641	$ 20,418
Year ended December 28, 2024	$ 20,418	$ 6,203	$ 5,442	$ 3,886	$ 28,177
Year ended December 27, 2025	$ 28,177	$ 210	$ 7,466	$ 7,229	$ 28,624

(1) Changes in reserve balances resulting from foreign currency impact and reclassifications from other reserves.

97

Notice of Annual Meeting and Proxy Statement
2026

Testing the World's Most Demanding Semiconductors



This page is intentionally left blank.



April 2, 2026

Dear Cohu Stockholders,

We cordially invite you to attend the Cohu, Inc. 2026 Annual Meeting of Stockholders (the "Meeting" or "annual meeting"). The Meeting will be held on Friday, May 15, 2026, at 1:00 p.m. Pacific Time. The Meeting will be a completely ''virtual meeting'' of stockholders. You will be able to attend the Meeting as well as vote and submit your questions during the live webcast of the Meeting by visiting http://www.virtualshareholdermeeting.com/COHU2026 and entering the 16-digit control number included in our notice of Internet availability of the proxy materials, on your proxy card or in the instructions that accompanied your proxy materials.

At this year's Meeting, stockholders will be asked to elect the three (3) Class 1 nominees named in the attached proxy statement as directors each for a three-year term; to cast an advisory vote to approve our named executive officer compensation, or "Say-on-Pay;" to approve an amendment to our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of our common stock; to approve the Cohu, Inc. 2026 Equity Incentive Plan (the "2026 Plan"); to approve the Amended and Restated Cohu, Inc. 1997 Employee Stock Purchase Plan (the "Amended and Restated 1997 ESPP"); and to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2026. The Board of Directors unanimously recommends that you vote in favor of each director nominee, and for each of the other proposals.

Please refer to the proxy statement for detailed information about the Meeting, each director nominee, and each of the proposals, as well as voting instructions. Your vote is important, and we strongly urge you to cast your vote as soon as possible by internet, telephone, or mail, even if you plan to attend the Meeting.

Sincerely yours,

Emily R. Lough
Secretary

Notice of 2026 Annual Meeting of Stockholders



17087 Via Del Campo San Diego, CA 92127 | Telephone: +1-858-848-8000

Category	Details
Date and Time	Friday, May 15, 2026, 1:00 p.m. Pacific Time
Place	Meeting will be held virtually
Record Date	Only stockholders of record at the close of business on March 23, 2026, the "Record Date," are entitled to notice of, and to vote at, the annual meeting

Proxy and Annual Report Materials

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2026 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 15, 2026

Our notice of 2026 Annual Meeting of Stockholders, proxy statement, and annual report to stockholders are available at http://materials.proxyvote.com/192576 and on Cohu's website at www.cohu.com.

Elect Electronic Delivery

Save Time, Money & Trees
As part of our efforts to be an environmentally responsible corporate citizen, we encourage Cohu stockholders to voluntarily elect to receive future proxy and annual report materials electronically.

- If you are a registered stockholder, please visit www.proxyvote.com for instructions.
- If you are a stockholder who owns stock through a broker or brokerage account, please opt for e-delivery at www.proxyvote.com or by contacting your nominee.

Date of Distribution

This notice, the notice of internet availability of proxy materials, proxy statement and proxy card are first being made available and/or mailed to our stockholders on or about April 2, 2026.

#	Proposal	Our Board's Recommendation
1	Election of three (3) Class 1 directors, for a term of three years each	√ **FOR each Director Nominee**
2	Advisory vote to approve our Named Executive Officer compensation, or "Say-on-Pay"	√ **FOR**
3	Approve an amendment to our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 90,000,000 to 150,000,000 shares	√ **FOR**
4	Approve the Cohu, Inc. 2026 Equity Incentive Plan	√ **FOR**
5	Approve the Amended and Restated Cohu, Inc. 1997 Employee Stock Purchase Plan	√ **FOR**
6	Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2026	√ **FOR**
	Transaction of other business as may properly come before the annual meeting (including any adjournment or postponement thereof)	

Voting

Please vote as soon as possible, even if you plan to attend the annual meeting, on all of the voting matters. You have three options for submitting your vote before the annual meeting:


By internet


By phone


By mail

The proxy statement and the accompanying proxy card provide detailed voting instructions.

IT IS IMPORTANT THAT YOU VOTE to play a part in the future of the Company. Please carefully review the proxy materials for the 2026 Annual Meeting of Stockholders.

By Order of the Board of Directors,

Emily R. Lough
Secretary

Proxy Statement for 2026 Annual Meeting of Stockholders

TABLE OF CONTENTS

To assist you in reviewing the proposals to be acted upon at the annual meeting, we call your attention to the following summarized information about Cohu, the proposals and voting recommendations, our directors, highlights of the directors' key qualifications, skills and experiences, board composition, corporate governance, executive compensation, and corporate sustainability matters. For more information about these topics, please review the complete proxy statement before voting. We also encourage you to read our latest annual report on Form 10-K, which is available at www.cohu.com and our latest corporate sustainability report, which is available at https://www.cohu.com/company-corporate-sustainability. The content of any website or report referred to in this proxy statement is not a part of nor incorporated by reference in this proxy statement unless expressly noted.

We use the terms "Cohu," the "Company," "we," "our," and "us" in this proxy statement to refer to Cohu, Inc., a Delaware corporation. We also use the term "Board" to refer to the Company's Board of Directors.

This proxy statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include any statements that are not statements of historical fact, including statements regarding our sustainability plans and goals. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the expectations expressed, including the risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission ("SEC"), and specifically the Risk Factors described in our annual report on Form 10-K and our other filings with the SEC. You should not place undue reliance on forward-looking statements. We undertake no obligation to update any forward-looking statements.

About Cohu

Cohu is a global supplier delivering test, automation, inspection & metrology products, software analytics solutions and services to the semiconductor industry. Our differentiated and broad product portfolio enables optimized yield and productivity, accelerating customers' manufacturing time-to-market.


Test Automation


Inspection & Metrology


Semiconductor Testers


Interface Solutions


Software Analytics



Cohu at a Glance




1947
Founded



San Diego, CA
Headquarters



2,800+
Employees
(Worldwide)



25,000+
Equipment
Installed Base



20%
R&D % of Sales[1]

Global Supplier of Equipment and Services in $3 billion[2] Semiconductor Equipment Markets

Cohu, Inc. Headquarters, San Diego, California

(1) For fiscal year 2025.

(2) Estimated Cohu Serviceable Addressable Market (SAM), based on 2025 company estimates.

Fiscal Year 2025 Financial Highlights

Sales of $453.0 million grew 13% year-over-year

Full year 2025 gross margin of 42.7%; non-GAAP gross margin of 43.3%

$453.0M
Revenue

$484.0M
Cash & Investments(1)



$(1.59)
GAAP
Loss per
Diluted Share
(EPS)



42.7%
GAAP
Gross Margin

5%
9-year sales growth
CAGR



$(0.22)
Non-GAAP
EPS(2)

43.3%
Non-GAAP
Gross Margin(2)

(1) As of December 27, 2025
(2) See Appendix A for GAAP to non-GAAP reconciliations

Proposals and Voting Recommendations

Voting Matters	Board Vote Recommendation
Proposal No. 1: Election of Three Class 1 Directors	√ **FOR each Nominee**
Proposal No. 2: Advisory vote to approve our Named Executive Officer Compensation, or "Say-on-Pay"	√ **FOR**
Proposal No. 3: Approve an amendment to our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 90,000,000 to 150,000,000 shares	√ **FOR**
Proposal No. 4: Approve the Cohu, Inc., 2026 Equity Incentive Plan	√ **FOR**
Proposal No. 5: Approve the Amended and Restated Cohu, Inc., 1997 Employee Stock Purchase Plan	√ **FOR**
Proposal No. 6: Ratification of the Appointment of Ernst & Young LLP as our Independent Registered Public Accounting Firm for Fiscal Year 2026	√ **FOR**
Transaction of other business as may properly come before the annual meeting (including any adjournment or postponement thereof)	

Summary Information Regarding Our Directors

You are being asked to vote on the election of three (3) Class 1 director nominees. The following table provides summary information about each nominee as well as the remaining directors that are not standing for election at the 2026 annual meeting.

More detailed biographical information is contained in the "Proposal No. 1: Election of Directors" section below.

Name	Age	Since	Independent(1)	Class and When Term Expires	AC	CC	NGC	Other Current Public Boards
William E. Bendush	77	2011	Yes	1 -- 2026	C+		M	
Karen M. Rapp	58	2024	Yes	1 -- 2026	M+			Microchip Technology Incorporated, Plexus Corp.
Nina L. Richardson	67	2019	Yes	1 -- 2026		M		Resideo Technologies, Inc., Silicon Laboratories Inc.
Other Directors Not Standing for Election in 2026								
Steven J. Bilodeau	67	2009	Yes	3 -- 2028		C	M	
Andrew M. Caggia	77	2014	Yes	2 -- 2027			C	
James A. Donahue	77	1999	No	3 -- 2028				
Yon Y. Jorden	71	2021	Yes	2 -- 2027	M+		M	Alignment Healthcare, Inc.
Andreas W. Mattes	64	2022	Yes	3 -- 2028		M		ams-OSRAM AG, AT&S AG
Luis A. Müller	56	2014	No	2 -- 2027				Ralliant, Inc.

(1) Independence is determined annually by the board of directors in accordance with the Company's corporate governance guidelines and Nasdaq rules.

AC - Audit Committee
CC - Compensation Committee
NGC - Nominating and Governance Committee

C - Chair
M - Member
+ - Also qualifies as an audit committee financial expert (as determined based on SEC rules)

Director Key Requirements, Skills and Experience Highlights

The following matrix provides information regarding the members of our Board, including certain types of knowledge, skills, experiences and attributes possessed by one or more of our directors which our Board believes are relevant to our business.

The matrix does not encompass all of the knowledge, skills, experiences or attributes of our directors, and the fact that a particular knowledge, skill, experience or attribute is not listed does not mean that a director does not possess it. In addition, the absence of a particular knowledge, skill, experience or attribute with respect to any of our directors does not mean the director in question is unable to contribute to the decision-making process in that area. The type and degree of knowledge, skill and experience listed below may vary among the members of the Board.

Key Qualifications, Skills and Experiences of our Directors	Bendush	Bilodeau	Caggia	Donahue	Jorden	Mattes	Müller	Rapp	Richardson
Industry Knowledge – Knowledge of and experience with our semiconductor equipment and broader semiconductor markets	√	√	√	√	√	√	√	√	√
Public Company Board Experience – Experience as current or former member of other public company boards in technology industries; experience with board governance requirements and practices	√	√	√	√	√	√	√	√	√
Leadership Experience – Experience as a current or former chief executive officer ("CEO"), president, chief financial officer ("CFO"), chief operating officer and/or general manager of a significant business	√	√	√	√	√	√	√	√	√
Customer/Deep Technology Knowledge – Deep knowledge and understanding of semiconductor equipment technologies, including an understanding of our customers' markets and needs		√		√		√	√	√	
Global Business Experience – Experience as a current or former business executive of a business with significant global operations and customer base	√	√	√	√	√	√	√	√	√
Finance and Accounting – Experience as current or former public company executive directly responsible for accounting operations and financial reporting with a level of complexity comparable to the Company	√	√	√	√	√	√	√	√	
Operations – Experience as a current or former senior executive in operational roles, with complex global operations and supply chain		√		√		√	√	√	√
Human Capital Management Experience – Experience serving as a member of the compensation committee of a public company, head of human resources, or as direct manager of the head of human resources, or other experience in setting HCM policies in large organizations, including recruiting, retention, compensation, organizational planning and leadership development	√	√		√	√	√	√	√	√
Mergers and Acquisitions ("M&A") Experience – M&A and integration experience (including buy- and sell-side) as a public company officer	√	√	√	√	√	√	√	√	√
Risk Management Experience – Experience serving as a member of the audit committee of a public company, or directly overseeing enterprise risk management or business continuity planning in a large organization, or other experience in managing risk at the enterprise level or in a senior compliance or regulatory role	√	√	√	√	√	√	√	√	√

Additional Qualifications and Information									
Tenure on Cohu Board (years)[1]	15	17	12	27	5	4	12	2	7
Other Current Public Company Boards[2]					1	1	1	2	2

(1) Measured as of 2026 annual meeting.
(2) As of April 2, 2026.

Corporate Governance Highlights

Board and Other Governance Information	As of April 2, 2026
Size of Board	9
Number of Independent Directors	7
Number of Directors Who Attended ≥ 75% of Meetings	9
Limitations on Other Public Board and Committee Memberships	Yes
Hedging and Pledging Prohibited	Yes
Voting Standard of Election of Directors	Majority
Plurality Voting Carveout for Contested Elections	Yes
Separate Chair and CEO	Yes
Lead Independent Director	Yes
Independent Directors Meet Without Management Present	Yes
Annual Board and Committee Self-Evaluations	Yes
Annual Independent Director Evaluation of CEO	Yes
Risk Oversight by Full Board and Committees	Yes
Significant Board Engagement - 26 Board and Committee meetings held in 2025	Yes
Code of Ethics Applicable to Directors	Yes
Stockholder Engagement Program - Conducted 186 investor and prospective investor meetings in 2025	Yes
Poison Pill	No
Board Oversight of Sustainability	Yes
Publication of Annual Sustainability Report on Our Website	Yes
Board Oversight of Cybersecurity Risks	Yes

Shareholder Outreach

The Company regularly engages with its shareholders primarily covering topics such as financial performance, strategy, and market assessment. Our shareholder engagements take place in a combination of forms, including investor conferences, dedicated in-person or virtual meetings and phone calls. Cohu management routinely reports to the Board and specific Board committees on the substance and nature of its shareholder discussions.

In addition to business outlook discussions, topics such as compensation matters, human capital management, corporate governance and other sustainability matters are addressed during shareholder engagements. Moreover, there are on-going efforts by the Nominating and Governance Committee to consider the appropriate mix of skills, competencies, backgrounds and perspectives on the Board.

In 2025, 186 one-on-one meetings were held with shareholders and prospective shareholders, including 20 of the Company's top 25 largest shareholders.

Executive Compensation Highlights

What We Do

Pay for Performance - Our executive compensation program is designed to pay for performance with 100% of the annual Short-Term Incentive ("STI") program tied to Company financial, strategic and operational performance metrics, and 60% of the Long-Term Incentive ("LTI") program tied to relative total stockholder return ("TSR") performance.

Balance of Annual and Long-Term Incentives - Our incentive compensation programs provide a balance of annual and long-term incentives.

Different Performance Metrics for Annual and Long-Term Incentive Programs - Our annual and long-term incentive compensation programs use different performance metrics.

Absolute and Relative Performance Metrics - Our annual and long-term incentive compensation programs for executive officers include the use of absolute and relative performance metrics.

Three-Year Performance Period for Our Long-Term Incentive Program - Our current long-term incentive compensation program is designed to pay for performance over a period of three years.

Compensation Recoupment/Clawback Policy - We have a policy pursuant to which incentive compensation erroneously awarded to our executive officers is subject to recoupment under certain circumstances if our financial results are restated.

Stock Ownership Guidelines - We have stock ownership guidelines for each of our executive officers and each has met their individual ownership level under the current program or has a period of time remaining under the guidelines to do so.

Independent Compensation Advisor - The Compensation Committee benefits from its utilization of an independent compensation advisor, retained directly by the committee, that provides no other services to the Company.

Say-on-Pay - We annually seek a non-binding advisory stockholder vote to approve our named executive officer compensation.

Stockholder Engagement - We engage with stockholders regularly and stockholder advisory firms on an as needed basis to obtain feedback concerning our business.

What We Don't Do
"Single-Trigger" Change in Control Provisions - Our executive change in control policy does not have "single-trigger" provisions related to any non-equity payments or benefits.
Minimum Amounts - Amounts under the annual and long-term incentive compensation programs have no guaranteed minimum and can effectively be "zero" for any performance period for unsatisfactory results.
Option Repricing Prohibited - Our stock incentive plans prohibit option repricing without stockholder approval.
Hedging and Pledging Prohibited - We prohibit our employees, including our executive officers and directors, from hedging or pledging any Company securities.
Defined Benefit Pension Plans - We do not currently offer, nor do we have plans to provide, defined benefit pension arrangements for our executive officers.
Perquisites - We provide minimal perquisites and other personal benefits to our executive officers.
Tax Reimbursements - We do not provide any tax reimbursement or "gross-up" payments on any severance or change in control payments (including for any Section 280G excise taxes), perquisites or other personal benefits, other than immaterial COBRA reimbursements, standard relocation benefits, and tax equalization agreements related to expatriate assignments.

Sustainability Highlights

Cohu is focused on making a positive contribution to society by creating products that improve productivity as well as enable healthier lifestyles, greater longevity and a more habitable planet.

We strive to operate worldwide in a safe, responsible manner that respects the environment and protects the health and safety of our employees, our customers and the communities where we operate. We also endeavor to conduct our business operations in a manner that preserves the environment, which includes minimizing waste, conserving energy and preventing pollution. We believe an important aspect of our mission is to design products for a positive impact on society where our customers use our test and measurement products to reduce waste and to improve yield and the efficiency of the semiconductor process. Our actions go beyond regulatory compliance and ISO certifications, and some of our 2025 environmental, health and safety highlights include:

- Reduced global Scope 1 and 2 emissions(1) by 51% versus our 2024 baseline.
- Expanded renewable electricity usage from 26% to 63%(2), the largest one-year increase in our history.
- Converted our Singapore and Laguna, Philippines facilities to 100% renewable electricity.
- Decreased global energy consumption by 4% year-over-year.
- Achieved significant facility-level electricity reductions, including Milpitas, CA (-32%), St. Paul, MN (-16%), Poway, CA (-15%), Singapore (-15%), Norwood, MA (-14%), and La Chaux-de-Fonds, Switzerland (-11%).
- Reduced total water usage by 4% through operational and office-space efficiency measures.
- Improved waste performance, reducing non-hazardous waste by 14% and increasing hazardous waste recycling from 83% to 91%.

- Established near-term emissions reduction targets through SBTi[3] including a 46.2% reduction in Scope 1 and 2 emissions and a 27.5% reduction in Scope 3 emissions by 2031
- Enhanced ESG transparency, publishing Scope 3 emissions for the first time, improving CDP[4] Climate score to a B, and expanding site-level disclosures.
- Increased cumulative training hours by 41% to 58,600 hours globally and invested $457,000 in employee training, seminars, and educational assistance
- In support of increasing employee engagement, we conducted a follow-up Employee Engagement Pulse survey and reinforced our global emphasis on career development by enhancing Learning Communities, expanding High-Potential and High-Professional programs, and increasing participation in the Emerging Leader Program to advance individual development and internal career growth at Cohu.
- Continued our excellent employee safety record, with a 2025 global recordable incident rate of 0.438 per 100 employees, which is 51% lower than our industry benchmark[5].
- Maintained a 'Low' corporate RBA[6] Risk Rating. Our Melaka, Malaysia facility achieved "Silver" status in its independent RBA assessment, receiving no findings and earning 193.8 out of 200 possible points.
- Reduced voluntary turnover across Asia and Europe and maintained a strong safety performance.
- Recognized in Newsweek's "America's Greenest Companies 2026" and improved our ranking compared with the prior year.

Energy and Waste Management
2025



Use of Renewable Energy
63% [2] of Total



Scope 1/2 Emissions
3,410 Metric Tons CO2



Total Waste Recycled
591,000 Kg



Hazardous Waste
All Disposed of in Accordance With Local Laws and Regulations – 91% Recycled



Hazardous Waste
No Spills

(1) CScope 2 emissions calculated based on market-based emission factors.
(2) Represents percentage of grid electricity derived from renewable sources.
(3) See https://sciencebasedtargets.org
(4) CDP, formerly the Carbon Disclosure Project, is a third-party global disclosure system for environmental reporting
(5) Latest published Industry benchmark of 0.9 (recordable incidents per 100 employees, per year) is based on 2025 U.S. Bureau of Labor Statistics Injury, Illness and Fatality statistics for our industry (NAICS Code 334515).
(6) Responsible Business Alliance, the industry coalition dedicated to responsible business conduct in global supply chains.

Sustainability Strategies

Business and Governance

Corporate responsibility is an integral part of our business strategy and operating philosophy. A firm commitment to ethical behavior is embedded in our business processes and practices. During 2025, we had:

- No bribery/corruption claims, including no legal proceedings or monetary losses related to bribery/corruption claims
- No anti-competitive behavior claims, including no legal proceedings or monetary losses related to anti-competitive behavior claims
- No legal and regulatory fines, settlements, or enforcement actions associated with false, deceptive, or unfair marketing, labeling and advertising
- No direct monetary contribution to political campaigns or lobbying

Responsible Supply Chain

Cohu operates a responsible minerals sourcing program, developed to ensure our conformance to the SEC Conflict Minerals rule. A de minimis portion of Cohu's manufacturing processes utilize critical materials such as Cobalt, Palladium and Rhodium. In such cases, usage is monitored, and buffer stock is maintained. Cohu also utilizes multiple suppliers and maintains second sources where possible.

2025 Energy and Waste Management

- 63% of grid electrical energy usage was derived from renewable energy sources
- Scope 1/2 Emissions were 3,410 Metric Tons CO_2-e
- Total waste recycled was 591,000 Kg
- All hazardous waste disposed of in accordance with local laws and regulations – 91% recycled
- No hazardous waste spills
- Converted our Singapore and Laguna, Philippines manufacturing facilities to use 100% renewable electricity
- Total water usage decreased by 4% year-over-year, primarily driven by the completion of the transfer of our test handler production equipment at our Laguna, Philippines facility
- Initiated construction of a solar carpark installation at our largest manufacturing site in Melaka, Malaysia, representing a capital investment of $701K. Once completed in March 2026, the system is designed to generate 1.14 million kWh per year, supplying more than 25% of the facilities' total electricity demand.
- Achieved significant facility-level electricity reductions, including Milpitas, CA (-32%), St. Paul, MN (-16%), Poway, CA (-15%), Singapore (-15%), Norwood, MA (-14%), and La Chaux-de-Fonds, Switzerland (-11%).
- ISO 14001-certitied at our facility in Kolbermoor, Germany.
- Through continued use of our assisted reality customer support system, used for remote technical support and training, we avoided 387,000 km in employee travel

Energy Renewable and Energy Efficient Products

Nine of our key customers provide semiconductor solutions to manage and reduce power consumption and enable solar and wind power generation. We are enabling these important technologies including power management devices, controllers, inverters, sensors, motor drivers and gate drivers.

Stock Ownership

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding beneficial ownership of Cohu's common stock as of March 16, 2026, by (i) each stockholder who has reported or is known by Cohu to have beneficial ownership of more than 5% of our common stock; (ii) each director of Cohu; (iii) each NEO included in the "2025 Summary Compensation Table"; and (iv) all directors and executive officers as a group. Unless otherwise noted below, the address of each person listed on the table is c/o Cohu, Inc., 17087 Via Del Campo San Diego, CA 92127-1711. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. We deem shares of common stock that may be acquired by an individual or group within 60 days of March 16, 2026, pursuant to the exercise of options or the vesting of restricted stock units, performance stock units and deferred stock units to be outstanding for the purpose of computing the percentage ownership of such individual or group, but those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to us by these stockholders. Percentage of ownership is based on 46,985,679 shares of common stock outstanding on March 16, 2026.

Name and address of beneficial owner	Beneficially owned common stock	Common stock equivalents[1]	Total	Percent of class[2]
BlackRock, Inc. [3] 55 East 52nd Street, New York, NY 10055	6,848,670	-	6,848,670	14.58%
The Vanguard Group [4] 100 Vanguard Blvd. Malvern, PA 19355	4,165,622	-	4,165,622	8.87%
Victory Capital Management Inc. [5] 4900 Tiedeman Rd. 4th Floor Brooklyn, OH 44144	2,941,074	-	2,941,074	6.26%
Thrivent Financial for Lutherans [6] 901 Marquette Avenue, Suite 2500 Minneapolis, MN 55402	2,615,235	-	2,615,235	5.57%
William E. Bendush	32,280	10,257	42,537	*
Steven J. Bilodeau [7]	48,694	10,257	58,951	*
Christopher G. Bohrson	66,637	-	66,637	*
Andrew M. Caggia [8]	65,307	10,257	75,564	*
James A. Donahue	385,413	10,257	395,670	*
Klaus Ilgenfritz	19,079	-	19,079	*
Yon Y. Jorden	21,391	10,257	31,648	*
Jeffrey D. Jones	203,590	-	203,590	*
Andreas W. Mattes	11,979	10,257	22,236	*
Luis A. Müller	464,672	-	464,672	*
Karen M. Rapp	5,053	10,391	15,444	*
Nina L. Richardson [9]	28,313	10,257	38,570	*
All directors and executive officers as a group (12 persons)	1,352,408	82,190	1,434,598	3.05%

* Less than 1%

(1) Shares issuable upon exercise of stock options and restricted stock units and performance stock units held by directors and executive officers that were exercisable or will otherwise vest on or within 60 days of March 16, 2026. For employees, restricted stock units and performance stock units issue for a net number of shares to satisfy payment of the statutory tax withholding requirements to be paid by us on behalf of such employees and, as a result, the actual number of shares received after taxes will be fewer.

(2) Computed on the basis of 46,903,489 shares of Cohu common stock outstanding as of March 16, 2026, plus, with respect to each person holding options and restricted stock units and performance stock units that were exercisable or will otherwise vest on or within 60 days of March 16, 2026, the number of shares of Cohu common stock issuable upon exercise or vesting thereof.

(3) According to the Schedule 13G/A filed with the SEC on July 17, 2025, BlackRock, Inc. reported that its affiliated companies collectively had sole voting power with respect to 6,736,457 shares and sole dispositive power with respect to 6,848,670 shares, and no shared voting or shared dispositive power with respect to these shares.

(4) According to Schedule 13G/A filed with the Securities SEC on February 13, 2024, The Vanguard Group reported that it had sole dispositive power with respect to 4,091,933 shares, no sole voting power, and shared voting and dispositive power with respect to 31,175 and 73,689 shares, respectively.

(5) According to the Schedule 13G/A filed with the SEC on October 30, 2025, Victory Capital Management Inc. reported that it had sole voting power with respect to 2,918,849 shares, sole dispositive power with respect to 2,941,074 shares, and no shared voting or shared dispositive power with respect to these shares.

(6) According to Schedule 13G filed with the Securities SEC on February 10, 2025, Thrivent Financial for Lutherans reported that it had sole dispositive and voting power with respect to 12,654 shares, and shared voting and dispositive power with respect to 2,602,581 shares.
(7) Beneficially owned common stock includes 27,403 deferred stock unit awards issued pursuant to the 2005 Plan.
(8) Beneficially owned common stock includes 49,911 deferred stock unit awards issued pursuant to the 2005 Plan.
(9) Beneficially owned common stock includes 11,992 deferred stock unit awards issued pursuant to the 2005 Plan.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC reports of ownership of our securities and changes in reported ownership. Based on a review of reports filed with the SEC, or written representations from reporting persons that all reportable transaction were reported, we believe that during the fiscal year ended December 27, 2025, our officers, directors and greater than ten percent owners timely filed all reports they were required to file under Section 16(a), other than one late Form 4 filing for Klaus Ilgenfritz due to administrative delay in obtaining EDGAR codes for his first filings following appointment as an executive officer.

Governance Matters

Corporate Governance

Cohu has adopted Corporate Governance Guidelines (the "Guidelines") that outline, among other matters, the role and functions of the Board, the responsibilities of various Board committees, selection of new directors and director independence. The Guidelines are available, along with other important corporate governance materials, on our website at https://cohu.gcs-web.com/corporate-governance/documents-charters. As the operation of the Board is a dynamic process, the Board regularly reviews new or changing legal and regulatory requirements, evolving best practices and other developments, and the Board may modify the Guidelines, as appropriate, from time to time.

Code of Business Conduct and Ethics

Cohu has adopted a Code of Business Conduct and Ethics (the "Code of Conduct"). The Code of Conduct applies to all of Cohu's directors and employees including its principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct, among other things, is designed to promote: honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely and understandable disclosure in reports and documents that Cohu files with, or submits to, the SEC and in other public communications made by Cohu; compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the Code of Conduct to an appropriate person or persons identified in the Code of Conduct; and accountability for adherence to the Code of Conduct.

The Code of Conduct is available at https://cohu.gcs-web.com/corporate-governance/documents-charters. We intend to make all required disclosures concerning any amendments to, or waivers from, our Code of Conduct on our website within four business days.

Insider Trading Policy

We have adopted an Insider Trading Policy governing transactions in our securities by our directors, officers and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and Nasdaq listing standards. A copy of the Insider Trading Policy is filed as Exhibit 19 to our Annual Report on Form 10-K for the year ended December 27, 2025.

Board of Directors and Committees

Director Independence

Cohu has adopted standards for director independence pursuant to Nasdaq listing standards and SEC rules, and previously adopted more restrictive guidelines (than set forth by Nasdaq) on the independence of former employee directors and the amounts of compensation for professional services that can be accepted. An "independent director" means a person other than an officer or employee of Cohu or its subsidiaries, or any other individual having a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The Board has considered relationships, transactions and/or arrangements with each of the directors and has determined that seven (7) of its nine (9) directors (78% of the Board), namely, Mses. Jorden, Rapp and Richardson and Messrs. Bendush, Bilodeau, Caggia and Mattes, are independent directors in accordance with Nasdaq listing standards and SEC rules. In addition, the Board has also considered and determined that:

- All directors who serve on the Audit, Compensation and Nominating and Governance committees are independent under applicable Nasdaq listing standards and SEC rules.
- All members of the Audit and Compensation Committees meet the additional independence requirements as required by Nasdaq listing standards and SEC rules.
- All members of the Audit Committee, currently Mses. Jorden and Rapp and Mr. Bendush qualify as an "audit committee financial expert" under SEC guidelines.

Board Structure and Committee Composition

As of the date of this proxy statement, our Board has nine (9) directors. Our Board has three standing committees: (1) Audit, (2) Compensation and (3) Nominating and Governance. The membership and function of each of the committees are described below, and we believe that the composition of these committees meets the criteria for independence, and the functioning of these committees complies with the applicable requirements of the Sarbanes-Oxley Act of 2002, as amended, the current rules of the Nasdaq Global Select Market and applicable SEC rules and regulations. Each committee operates under a written charter adopted by the Board, and each of the charters are available on Cohu's website at https://cohu.gcs-web.com/corporate-governance/documents-charters.

During fiscal year 2025, the Board held ten (10) meetings. Each director attended at least 75% of all Board and applicable committee meetings on which they served and held during the period for which they were directors or committee members. Although we do not have a formal policy regarding attendance by members of our Board at annual meetings of stockholders, we encourage all of our directors to attend annual meetings of Cohu stockholders and all our continuing directors at that time virtually attended the 2025 Annual Meeting.

Cohu's Corporate Governance Guidelines set forth the circumstances in which the Nominating and Governance Committee shall nominate an independent director to serve as the Lead Independent Director, the selection of whom shall be subject to approval by a vote of the majority of the independent directors.

The table below breaks down committee membership, as of the date of this proxy statement, for each committee and each director.

Name of Director	Audit	Compensation	Nominating and Governance
Independent Directors:			
William E. Bendush	Chair		√
Steven J. Bilodeau[1]		Chair	√
Andrew M. Caggia			Chair
Yon Y. Jorden	√		√
Andreas W. Mattes		√	
Karen M. Rapp	√		
Nina L. Richardson		√	
Total committee size:	3	3	4
Other Directors:			
James A. Donahue			
Luis A. Müller			
Number of Meetings in Fiscal Year 2025	5	5	5

(1)   Lead Independent Director.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of the integrity of Cohu's financial statements, Cohu's compliance with legal and regulatory requirements, the independent registered public accounting firm's qualifications, independence and performance, enterprise risk assessment and risk management, and execution of Cohu's cybersecurity risk management strategy. Among other things, the Audit Committee reviews the results of the independent registered public accounting firm's annual audit and quarterly reviews, including the communications required by the PCAOB; prepares the Audit Committee report for inclusion in the annual proxy statement; annually reviews the Audit Committee charter and the committee's performance; appoints, evaluates and approves the fees of Cohu's independent registered public accounting firm and the lead audit engagement partner and reviews rotation of the lead audit engagement partner; reviews and approves the scope of the annual audit, the audit fee and the financial statements; assesses the independence of the independent registered public accounting firm; reviews Cohu's disclosure controls and procedures, internal controls, including such controls over financial reporting; reviews the adequacy and effectiveness of Cohu's information security policies and the internal controls regarding information security and cybersecurity; oversees investigations into complaints concerning financial and accounting matters; oversees the work of internal auditors; and reviews other risks that may have a significant impact on Cohu's financial statements. The Audit Committee works closely with management as well as Cohu's independent registered public accounting firm. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding from Cohu for, outside legal, accounting or other advisors as the Audit Committee deems necessary in order to carry out its duties.

The report of the Audit Committee is set forth on page 51 and the charter of the Audit Committee is available at https://cohu.gcs-web.com/corporate-governance/documents-charters.

Compensation Committee

The Compensation Committee discharges the Board's responsibilities relating to determining compensation of Cohu's executives, makes recommendations to the Board related to compensation of directors, produces an annual report on executive compensation for inclusion in Cohu's proxy statement, and provides general oversight of Cohu's compensation structure, including equity compensation plans and benefit programs. Among other things, the Compensation Committee reviews and discusses the "Compensation Discussion and Analysis" with management, and prepares an annual compensation committee report for inclusion in Cohu's proxy statement; provides general oversight of Cohu's compensation structure, including Cohu's equity compensation plans and benefits programs; and retains and approves the terms of the retention of any compensation consultants and other compensation experts. Other specific duties and responsibilities of the Compensation Committee include reviewing and approving objectives relevant to executive officer compensation, participating in the evaluation of the performance of the CEO and other Section 16 officers and determining the compensation of executive officers, including equity awards, in accordance with those objectives; approving employment agreements for executive officers; approving and amending Cohu's equity and non-equity incentive compensation and related performance goals and measures and stock-related programs (subject to stockholder approval, if required); approving any changes to non-equity based benefit plans involving a material financial commitment by Cohu; recommending director compensation to the Board; overseeing executive succession planning; monitoring director and executive stock ownership; periodically reviewing and assessing risks related to compensation structures; administering Cohu's clawback policy; and annually evaluating its performance and its charter.

The report of the Compensation Committee is set forth on page 37. The charter of the Compensation Committee is available at https://cohu.gcs-web.com/corporate-governance/documents-charters.

Nominating and Governance Committee

The Nominating and Governance Committee identifies individuals qualified to become Board members and establishes the procedures for the nomination of Board candidates for election as directors at Cohu's annual meeting consistent with criteria the Nominating and Governance Committee deems appropriate, as approved by the Board; develops Cohu's Corporate Governance Guidelines for approval by the Board, and reviews and recommends updates to such Guidelines, as appropriate; oversees the Company's corporate responsibility and sustainability initiatives; oversees the organization of the Board to discharge the Board's duties and responsibilities properly and efficiently, including the annual evaluation of the Board and its committees; and giving proper attention and making effective responses to stockholder concerns regarding corporate governance. Other specific duties and responsibilities of the Nominating and Governance Committee include annual assessment of the size and composition of the Board; developing membership qualifications for Board committees; defining specific criteria for director independence; monitoring compliance with Board and Board committee membership criteria; annually reviewing and recommending directors for continued service; coordinating and assisting management and the Board in recruiting new members to the Board; annually, and together with the Compensation Committee and the Lead Independent Director, providing input to the performance evaluation of the CEO; reviewing and recommending proposed changes to Cohu's articles or bylaws and Board committee charters; periodically assessing and recommending action with respect to stockholder rights plans or other stockholder protections; recommending Board committee assignments; reviewing and approving any employee director or executive officer standing for election for outside for-profit or non-profit boards of directors; reviewing governance-related stockholder proposals and recommending Board responses; overseeing the evaluation of the Board and management and conducting a preliminary review of director independence and the financial literacy and expertise of Audit Committee members; reviewing and assessing the channels through which the Board receives information, and the quality and timeliness of information received; and reviewing, overseeing and reporting to the Board on Cohu's corporate responsibility and sustainability initiatives, including potential trends and impacts to Cohu's business regarding environmental (including climate-related risks and opportunities), social and governance issues. The Chair of the Nominating and Governance Committee receives communications directed to non-employee directors.

The charter of the Nominating and Governance Committee is available at https://cohu.gcs-web.com/corporate-governance/documents-charters.

Board Leadership Structure

As of the date of this proxy statement, our Board is currently comprised of seven (7) independent directors, one (1) non-independent, non-executive director (Mr. Donahue, as the former CEO of Cohu), and one (1) executive director (Dr. Müller, our CEO). Our corporate governance principles provide that the Board will fill the Chairperson and Chief Executive Officer positions based upon the Board's view of what is in Cohu's best interests at any point in time and do not prevent our Chief Executive Officer from also serving as our Chairperson of the Board. Our Board evaluates its leadership structure and elects the Chairperson and the Chief Executive Officer based on the criteria it deems to be appropriate and in the best interests of Cohu and its stockholders, given the circumstances at the time of such election. While we have in the past had one person serve as Chairperson of the Board and Chief Executive Officer, the positions are currently held by separate individuals.

Separating the positions of Chief Executive Officer and Chairperson of the Board allows our Chief Executive Officer to focus on the day-to-day operations and strategy of our business, while allowing the Chairperson of the Board to lead the Board in its fundamental role of providing advice to and independent oversight of management. Given his long tenure with and status within Cohu, our Board believes Mr. Donahue possesses detailed and in-depth knowledge of the issues, opportunities, and challenges facing Cohu and we believe he is best positioned to develop agendas that ensure that the Board's time and attention are focused on the most critical matters. Our Board believes that having Dr. Müller serve as Cohu's Chief Executive Officer and Mr. Donahue serve as Chairperson, in combination with Mr. Bilodeau's service as Lead Independent Director, is in the best interests of Cohu and its stockholders.

Cohu's Corporate Governance Guidelines provide for the circumstances in which the Nominating and Governance Committee shall nominate an independent director to serve as the Lead Independent Director, the selection of whom shall be subject to approval by a vote of the majority of the independent directors. Although annually elected, the Lead Independent Director is generally expected to serve for more than one year.

The specific responsibilities of the Lead Independent Director include presiding at executive sessions of directors and at board meetings where the Chairperson is not present, calling meetings of independent directors, serving as a liaison between the independent directors and the Chairperson and CEO, annually evaluating the performance of the CEO and performing such other duties and responsibilities as the Board may determine.

Risk Oversight

Our Board oversees our risk management process. The Board focuses on general risk management strategy, the most significant risks facing Cohu, and ensures that appropriate risk mitigation strategies are implemented by management. The Board is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters. Cohu's management is responsible for day-to-day risk management. This responsibility includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, cybersecurity, artificial intelligence ("AI"), and compliance and reporting levels. Management annually prepares an enterprise risk assessment and reviews such assessment with the Board. In 2025, the management team, with Board support, established an AI governance framework which is intended to be flexible enough to keep pace with emerging opportunities, challenges and risks, as well as the evolving international regulatory environment. Our governance structure provides for technical and AI risk assessment and oversight by a management group known as the AI Implementation Committee with a focus on the innovative and responsible use of emerging AI-enabled solutions. The AI Implementation Committee provides periodic updates to our Board regarding our AI governance process, reviews and progress on implementation.

While our Board is ultimately responsible for risk oversight, our Board committees assist our Board in fulfilling its oversight responsibilities in certain areas of risk. Our Audit Committee assists our Board in fulfilling its oversight responsibilities with respect to risk management in the areas of internal control over financial reporting and disclosure controls and procedures, and legal and regulatory compliance, and discusses with management and the independent auditor guidelines and policies with respect to risk assessment and risk management. Our Audit Committee also reviews our major financial risk exposures and the steps management has taken to monitor and control these exposures. In addition, our Audit Committee monitors certain key risks on a regular basis throughout the fiscal year, such as risk associated with internal control over financial reporting, liquidity and cybersecurity. Five (5) of our directors, including two (2) members of the Audit Committee, have completed a course on cybersecurity and earned the CERT Certificate in Cybersecurity Oversight from the National Association of Corporate Directors (NACD). Our Nominating and Governance Committee assists our Board in fulfilling its oversight responsibilities with respect to the management of risk associated with board organization, membership and structure, corporate governance and sustainability risks. Our Compensation Committee oversees risks related to our compensation policies to ensure that our compensation programs do not encourage unnecessary risk-taking. Finally, our full Board reviews strategic and operational risk in the context of reports from the management team, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions.

Stockholder Nominees

The policy of the Nominating and Governance Committee is to consider properly submitted stockholder nominations for candidates for membership on the Board as described below under "Identifying and Evaluating Nominees for Directors". In evaluating such nominations, the Nominating and Governance Committee seeks to achieve a balance of knowledge, experience, capability, background and perspective on the Board and to address the membership criteria set forth under "Director Qualifications".

Any stockholder nominations proposed for consideration by the Nominating and Governance Committee should include the nominee's name and qualifications for Board membership and should be addressed to:

> Corporate Secretary
> Cohu, Inc.
> 17087 Via Del Campo
> San Diego, CA 92127-1711

In addition, the bylaws of Cohu permit stockholders to nominate directors for consideration at an annual stockholder meeting. For a description of the process for nominating directors in accordance with Cohu's bylaws, see "Stockholder Proposals - 2027 Annual Meeting" on page 53.

Director Qualifications

Cohu's Corporate Governance Guidelines are available at https://cohu.gcs-web.com/corporate-governance/documents-charters and contain Board membership criteria that apply to nominees recommended by the Nominating and Governance Committee for a position on Cohu's Board. Under these criteria, members of the Board should have high professional and personal ethics and values and diversity in perspectives and experiences, consistent with longstanding Cohu values and standards. They should have relevant experience at the policy-making level in business, government, education, technology and/or public interest. They should also be committed to enhancing stockholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom, based on their experience. In addition, the Board and Nominating and Governance Committee value economic, professional and educational diversity in evaluating new Board candidates and seek to incorporate a wide range of these attributes within Cohu's Board. Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to responsibly perform all director duties. Consistent with these values, our Board has interviewed and considered a diverse set of candidates each time it has made new appointments to the Cohu Board. As demonstrated by our past recruitment actions, in future director searches, we will continue to broadly seek and consider qualified candidates that we believe best represent the interests of all our stockholders.

Additionally, our Corporate Governance Guidelines, as adopted and annually reviewed by our Board, include a retirement policy under which non-executive directors may stand for re-election to a maximum of one-term after reaching the age of 75, provided that the Nominating and Governance Committee and the Board determine it is in the best interests of the Company and its stockholders. Consistent with such policy, the Nominating and Governance Committee and the Board evaluated and determined that the nomination of Mr. Bendush for an additional term pending his re-election in 2026 (See Proposal No. 1) is in the best interest of the Company and its stockholders.

Identifying and Evaluating Nominees for Directors

Our Nominating and Governance Committee uses a variety of methods for identifying and evaluating nominees for director. The Nominating and Governance Committee assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Nominating and Governance Committee considers various potential candidates for director. Candidates may come to the attention of the Nominating and Governance Committee through current Board members, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of the Nominating and Governance Committee and may be considered at any point during the year. As described above, the Nominating and Governance Committee also considers properly submitted stockholder nominations for candidates for the Board. Following verification of the stockholder status of persons proposing candidates, recommendations are aggregated and considered by the Nominating and Governance Committee at a regularly scheduled meeting. If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials are forwarded to the Nominating and Governance Committee. The Nominating and Governance Committee also reviews materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a stockholder. In evaluating such nominations, the Nominating and Governance Committee seeks to achieve a balance of knowledge, backgrounds and perspectives, experience and capability on the Board. The Board believes it is important for the Board to have diversity of knowledge base, life perspectives, professional experience and skills, and the Board and Nominating and Governance Committee takes these qualities into account when considering director nominees.

Executive Sessions

Executive sessions of independent directors, without management and non-independent directors present, are held at least three times a year. The sessions are scheduled, and chaired by the Lead Independent Director or, in the absence of the Lead Independent Director, the Chair of the Nominating and Governance Committee. Any independent director can request that an additional executive session be scheduled.

Communications with the Board

Individuals may communicate with the Board, including the non-employee directors, by submitting an e-mail to Cohu's Board at corp@cohu.com or by sending a letter to the Cohu Board of Directors, c/o Corporate Secretary, Cohu, Inc., 17087 Via Del Campo San Diego, CA 92127-1711. Communications are distributed to our Board, or to individual directors as appropriate, depending on the facts and circumstances outlined in the communication.

Compensation of Directors

Cash Compensation

Directors who are employees of Cohu do not receive any additional compensation for their services as directors. During fiscal year 2025, non-employee directors received an annual retainer, and Board committee Chairs and members received annual fees, all paid quarterly, as set forth below.

	Compensation	2025
Annual Retainer	Chairperson of the Board	$110,000
	Lead Independent Director	$85,000
	Other Directors	$60,000
Annual Fees for Committee Chairs	Audit Committee	$25,000
	Compensation Committee	$16,500
	Nominating and Governance Committee	$10,000
Annual Fees for Other Committee Members	Audit Committee	$10,000
	Compensation Committee	$7,500
	Nominating and Governance Committee	$5,000

In addition to the retainers and fees noted above, non-employee directors are reimbursed for out-of-town travel and other reasonable out-of-pocket expenses related to attendance at Board and committee meetings.

Under the terms and conditions of the Cohu 2005 Equity Incentive Plan (the "2005 Plan") and the proposed Cohu 2026 Equity Incentive Plan (the "2026 Plan"), members of the Board may make an annual irrevocable election to defer receipt of all or a portion of their cash-based non-employee director fees (including, as applicable, any annual retainer fee, committee fee and any other compensation payable with respect to their service as a member of the Board). In the event that a director makes such an election, Cohu will grant deferred stock units ("DSUs") in lieu of cash, with an initial value equal to the deferred cash using the same 20-day average closing price calculation used for other value-based grants, which will be settled at a future date through the issuance of Cohu common stock upon the first to occur of cessation of service as a director for any reason, a change in control of Cohu or a future date selected by the director at the time of deferral. Mr. Caggia elected to defer 100% of his 2025 cash-based non-employee director fees.

Equity Compensation

Non-employee directors participate in the 2005 Plan that provides for grants of restricted stock units or other forms of equity compensation to non-employee directors, as authorized by the Board. Cohu's stock ownership guidelines provide that independent and non-employee directors should accumulate, over the three-year period commencing with their appointment or following an increase in the director's annual cash retainer or a new guideline being approved, a minimum number of shares of Cohu stock with a value equal to three times the director's annual cash retainer and should not sell any Cohu shares until these ownership guidelines are met and once met subsequent sales, if any, should not reduce their Cohu stock ownership below these minimum guideline amounts.

Equity compensation for non-employee directors during 2025 was as follows:

Initial Appointment	RSUs with a total value of $167,500, but the total value of such grant is prorated based on the period of time between appointment as director and the next scheduled director annual equity grant date
Annual Grants	RSUs with a total value of $167,500

The number of RSUs granted is calculated by dividing the grant total value by the fair market value of the stock as of the date of grant. For purposes of the 2005 Plan, our Board has deemed "fair market value" as the average closing price of a share of Cohu common stock for the twenty (20) trading days prior to and excluding the relevant grant or award date. Each RSU represents a contingent right to receive one share of Cohu common stock upon vesting. Subject to continued service on the Board, the RSUs granted to non-employee directors upon their initial appointment to the Board will vest in three equal annual installments after the date of grant. The annual RSU awards vest over approximately one year, and shares are issued upon the earlier to occur of the one-year anniversary of the grant date or the next annual meeting of stockholders. RSUs may be accelerated upon a change in control, as defined in the 2005 Plan.

On May, 16, 2025, 10,257 RSUs were awarded to each of Mses. Jorden, Rapp and Richardson and Messrs. Bendush, Bilodeau, Caggia, Donahue, and Mattes.

Medical Benefits

Mr. Donahue, who is a retired executive officer of Cohu, and his spouse receive medical benefits consisting of reimbursement of health insurance premiums and other medical costs not covered by insurance. These benefits are no longer offered to any current Cohu employees.

2025 Director Compensation

The following table provides information on compensation for Cohu's non-employee directors for fiscal year 2025.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
William E. Bendush	90,000	182,216	-	272,216
Steven J. Bilodeau [3]	104,577	182,216	-	286,793
Andrew M. Caggia [3]	74,423	182,216	-	256,639
James A. Donahue	110,000	182,216	38,800	331,016
Yon Y. Jorden	75,000	182,216	-	257,216
Andreas W. Mattes	67,500	182,216	-	249,716
Karen M. Rapp	70,000	182,216	-	252,216
Nina L. Richardson [3]	67,500	182,216	-	249,716

(1)   The amounts shown do not reflect the compensation actually received by the directors. Instead, the amounts above are the grant date fair value for stock awards issued in the form of RSUs granted in fiscal year 2025 calculated in accordance with FASB ASC Topic 718. The assumptions used to calculate the grant date fair value of the stock awards are set forth in Note 6, "Employee Benefit Plans", included in Part IV, Item 15(a) of Cohu's Annual Report on Form 10-K for the year ended December 27, 2025, filed with the SEC. The derived grant date fair value for the stock award is recognized, for financial statement purposes, over the number of days of service required for the award to vest in full. As of December 27, 2025,

Mses. Jorden, Rapp and Richardson had 10,257, 10,525 and 10,257 unvested RSUs outstanding, respectively, and Messrs. Bendush, Bilodeau, Caggia, Donahue and Mattes each had 10,257 unvested RSUs outstanding.

(2)   The amount shown for Mr. Donahue is for reimbursement of health insurance premiums and other medical costs for him and his spouse not covered by insurance.

(3)   During the year ended December 27, 2025, Mr. Caggia elected to defer his cash director fees. The deferred amounts are credited in the form of DSU awards and ultimately payable in shares of Cohu common stock, if the director ceases to be a director for any reason, upon the occurrence of a change in control of Cohu or at a future date selected at the time of deferral. As of December 27, 2025, Ms. Richardson and Messrs. Bilodeau and Caggia had 11,992, 27,403 and 49,911 DSUs, respectively.

Compensation Matters

Executive Compensation and Other Information

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") provides information regarding the 2025 compensation program for our Chief Executive Officer, Chief Financial Officer and our next most highly compensated executive officers of Cohu who were serving at the end of 2025 (there were only four executive officers of Cohu serving at the end of 2025). These individuals were:

Named Executive Officer	Position(s)
Luis A. Müller	President and Chief Executive Officer (our "CEO")
Jeffrey D. Jones	Senior Vice President Finance and Chief Financial Officer
Christopher G. Bohrson	Senior Vice President and Chief Customer Officer
Klaus Ilgenfritz[1]	Senior Vice President and Chief Product Officer

(1)   Mr. Ilgenfritz became a named executive officer in fiscal 2025 in connection with his promotion to Chief Product Officer in January 2025.

We refer to our named executive officers collectively in this CD&A and the related compensation tables as our "NEOs". This CD&A provides an overview of our philosophy and principles that govern our executive compensation program, how we applied those principles in compensating our NEOs for 2025, and how we use our executive compensation program to drive Company performance and alignment with our stockholders. In addition, we explain how and why the Compensation Committee of our Board of Directors, referred to as our "Compensation Committee," arrived at the specific compensation policies and decisions involving our NEOs during 2025.

Executive Summary

2025 Business Highlights

Cohu delivered full-year 2025 revenue of $453.0 million, growing 13% year-over-year, and non-GAAP adjusted pre-tax income of $7.3 million, an improvement over 2024 despite a slower-than-expected recovery across our end markets. Results reflect continuing efforts in cost control, stable gross margin and design-win successes in high-performance computing and memory markets. We made important gains in key development projects and launched new products in each of our major business lines. We also completed the acquisition of Tignis, Inc., which will enhance our software solutions offerings with their artificial intelligence process control and analytics-based monitoring platforms. Some key business outcomes:

- Net sales were $453.0 million, increasing 12.7% from 2024.
- GAAP gross margin was 42.7%, and non-GAAP gross margin was 43.3%.[1].
- GAAP pretax loss of (13.8)% of sales, and non-GAAP pretax income of 1.6%.[1] of sales.
- Remained cash-flow positive from operations.
- Returned $8.6 million in capital to stockholders in the form of stock buybacks.
- Strong net cash position of $3.82 per share at the end of 2025.
- Completed the acquisition of Tignis, Inc. in early 2025.
- Delivered strong operational execution in the face of an extended downcycle in the semiconductor equipment market.

(1) See Appendix A for GAAP to non-GAAP reconciliations.

2025 Key Executive Compensation Actions

Consistent with our performance and the compensation objectives established for 2025, the Compensation Committee made the following compensation decisions for our NEOs, including our CEO, for 2025:

- Kept base salaries and target bonus percentages unchanged, except for Mr. Ilgenfritz in connection with his promotion, as no increases for any other NEOs were deemed appropriate following a review of compensation market data and in consideration of the continuing softness in the industry;
- Limited cash bonuses were earned based on 2025 financial results; and
- Granted long-term incentive compensation in the form of time-based vesting restricted stock units ("RSUs") vesting ratably over a three-year period and performance share units ("PSUs") to be earned based on our total stockholder return ("TSR") relative to a pre-selected index for a three-year period from 2025 through 2027.

Pay for Performance

The Compensation Committee believes that the compensation of our NEOs for 2025 was reasonable and appropriate, was supported by our performance, and carefully balanced both time-based and performance-based compensation elements. The 2025 compensation objectives for our NEOs were established in February and March 2025. The Compensation Committee continued the emphasis on performance-based equity within our long-term incentive program by keeping the proportion of performance-based equity granted to our CEO and other NEOs at 60% of the total target award and the remaining at 40% of the total target award value in time-based equity.

The following chart illustrates the mix of elements of the target total direct compensation opportunity for our CEO for 2025. The majority of his compensation, 89%, is considered variable and at risk, 59% is paid upon achievement of certain performance metrics, and only 11% of his total target direct compensation is paid as fixed base salary reflecting an increased emphasis on both the at-risk and performance elements of our CEO's compensation package.



Calendar 2025 CEO Compensation Pay Mix
89% At-Risk
59% Performance Based
11%
13%
46%
30%
Base Salary
Target Annual Cash Incentive
Target Performance Equity
Annual RSU Grant

Further, the compensation of our NEOs over the previous five years demonstrates the alignment between pay and performance. The variable cash compensation earned by our NEOs for each year from 2021 through 2025 varied from 0% to 193% of their target annual cash incentive opportunities based on our financial performance. Specifically:

- 2021 continued to pose COVID-19 pandemic related challenges, yet Cohu still achieved record sales, profitability and order levels resulting in the seventh consecutive year of sales growth. Due to this strong performance, our NEOs, including our CEO, earned 168% of their target annual cash incentive opportunities.

- 2022 continued to present supply chain related challenges, inflationary cost pressures and a softening market, yet Cohu still achieved strong profitability. Due to this robust performance in difficult market conditions, our NEOs, including our CEO, earned 193% of their target annual cash incentive opportunities.

- 2023 marked the beginning of a downturn in the semiconductor industry, but Cohu was able to achieve improved gross margin results and exceeded our model profitability levels. Due to the adept navigation of these challenges, our NEOs, including our CEO, earned 96% of their target annual cash incentive opportunities.

- 2024 continued the unprecedented downturn in the semiconductor industry. Cohu did not achieve the targeted goals with respect to revenue growth nor profitability, which resulted in no annual cash incentives being earned by our NEOs, including our CEO.

- 2025 showed gradual improvement in the semiconductor industry. With continued focus on rapidly evolving market dynamics, Cohu exceeded the year-over-year sales growth goal but did not achieve the thresholds established for the four-year sales growth or profitability goals. This resulted in 32% of target annual bonuses being earned by our NEOs, including our CEO.



Since 2015, the PSU portion of the long-term incentive compensation program has been earned solely on our TSR relative to a pre-selected comparator group of companies. Starting with the 2021 PSU grants, achievement is based on the Cohu TSR relative to the Russell 2000 Index as described in the "Long-Term Incentive Compensation" section that follows. The weighting of these PSUs in relation to time-based RSU grants has also evolved over the years and, commencing with the long-term incentive grants made in March 2023, 60% of each NEO's total annual equity grant value is awarded in PSUs and 40% awarded in time-based RSUs. For PSU performance periods concluding since 2021, our NEOs have historically earned from a low of 0% of their target PSU awards to a high of 142% of their target PSU awards.

While the past five years indicate that the program effectively rewards our executive officers when we deliver superior performance and appropriately adjusts compensation downward in the case of less-than-superior performance, the Compensation Committee will continue to review the executive compensation program to ensure it reflects the appropriate balance between short-term financial performance and long-term stockholder return. For example, commencing with PSUs granted in March 2021, we eliminated the 25% minimum number of PSUs that were guaranteed to vest, regardless of performance. This formula is described in detail in the section entitled "Long-Term Incentive Compensation" below.

2025 Executive Compensation Policies and Practices

We endeavor to maintain sound governance standards consistent with our executive compensation policies and practices. The Compensation Committee evaluates our executive compensation program on an ongoing basis to ensure that it is consistent with our short-term and long-term goals given the dynamic nature of our business and the market in which we compete for executive talent. The following policies and practices were in effect during 2025:

- **Independent Compensation Committee**. The Compensation Committee is comprised solely of independent directors.
- **Independent Compensation Committee Advisors**. The Compensation Committee engaged its own compensation consultant to assist with its continuous compensation and governance reviews. This consultant performed no other consulting or services for the Company.
- **Annual Executive Compensation Review.** The Compensation Committee conducts an annual review and approval of our compensation strategy, including a review of our compensation peer group used for comparative purposes.
- **Annual Compensation-Related Risk Review.** The Compensation Committee conducts an annual review of our compensation-related risk profile to ensure that compensation practices are not reasonably likely to have a material adverse effect on Cohu.
- **Executive Compensation Policies and Practices.** Our compensation philosophy and related corporate governance policies and practices are complemented by several specific compensation policies and practices that are designed to align our executive compensation with long-term stockholder interests, including the following:
    - **Compensation At-Risk.** Our executive compensation program is designed so that a significant portion of compensation is "at risk" based on corporate performance, as well as equity-based to align the interests of our executive officers and stockholders.
    - **No Defined Benefit Pension Plans.** We do not currently offer, nor do we have plans to provide, defined benefit pension plans or arrangements for our executive officers.
    - **Limited Perquisites.** We provide minimal perquisites and other personal benefits to our executive officers, each of which are described below.
    - **No Tax Reimbursements.** We do not provide any tax or "gross-up" reimbursement payments on any severance or change in control payments, perquisites or other personal benefits other than immaterial COBRA reimbursements, standard relocation benefits and tax equalization agreements related to expatriate assignments.
    - **"Double-Trigger" Change-in-Control Arrangements.** All change-in-control cash payments and benefits are based on a "double-trigger" arrangement (that is, they require both a change-in-control plus a qualifying termination of employment before payments and benefits are paid), although the vesting of equity awards will accelerate in full if the awards are not or cannot reasonably be assumed or replaced by an acquiring corporation.
    - **Performance-Based Incentives.** We use performance-based short-term and long-term incentives and do not have common or overlapping metrics between these programs.
    - **Recovery of Erroneously Awarded Incentive Compensation.** Certain compensation awarded to our executive officers is subject to recovery by Cohu if our financial results are restated under a policy which complies with the Exchange Act Rule 10D-1 and the corresponding Nasdaq listing standards.
    - **Multi-Year Vesting Requirements.** The equity awards granted to our executive officer's vest or are earned over multi-year periods, consistent with current market practice and our retention objectives.
    - **Stock Option Repricing Prohibited.** Our stock incentive plans prohibit the repricing of stock options without stockholder approval.
    - **Hedging and Pledging Prohibited.** We prohibit our employees, including our executive officers and directors, from hedging or pledging any Company securities.
    - **Stock Ownership Policy.** We maintain a stock ownership policy for our executive officers and directors which requires each of them to beneficially own a specified value of shares of our common stock.

2025 Stockholder Advisory Vote on Executive Compensation

At our 2025 Annual Meeting of Stockholders, we conducted a stockholder advisory vote on the 2024 compensation of our NEOs (commonly known as a "Say-on-Pay" vote). Our stockholders approved, in a non-binding vote, the 2024 compensation of our NEOs, as disclosed in our proxy statement for the 2024 Annual Meeting of Stockholders, with approximately 98.1% of the votes cast in favor of the proposal.

We believe that the outcome of the Say-on-Pay vote reflects our stockholders' strong support of our executive compensation program. We value the opinions of our stockholders and will continue to consider the outcome of future Say-on-Pay votes, as well as feedback received throughout the year, when making compensation decisions for our executive officers, including our NEOs.

Based on the results of a previous stockholder advisory vote on the frequency of future stockholder advisory votes regarding the compensation of our NEOs (commonly known as a "Say-When-on-Pay" vote) conducted at our 2023 Annual Meeting of Stockholders, our Board of Directors determined that we will continue to hold our Say-on-Pay votes on an annual basis.



Historical Say-on-Pay Votes[1]

2021	2022	2023	2024	2025
99.2%	99.6%	98.9%	99.1%	98.1%

(1) Percentages shown are percentage of votes cast. Abstentions and broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results in respect to the Say-on-Pay proposals.

Compensation Philosophy

Our executive compensation program is intended to meet three principal objectives:

- Attract, reward and retain our executive officers;
- Motivate these individuals to achieve our short-term and long-term corporate goals that enhance stockholder value; and
- Support our core values and culture by promoting internal equity and external competitiveness.

To meet these objectives, we have adopted the following overarching policies:

- We pay compensation that is competitive with the practices of other leading semiconductor equipment and similar technology companies; and
- We pay for performance by:
  - Providing a short-term incentive compensation opportunity paid in cash that is based on challenging financial performance objectives for our executive officers; and
  - Providing long-term incentive compensation opportunities in the form of a combination of RSU awards and PSU awards, that enable us to motivate and retain those executive officers with the leadership abilities necessary to create sustainable long-term value for our stockholders.

These policies guide the Compensation Committee in determining the proper allocation between current cash compensation and short-term and long-term incentive compensation. Other considerations include our business objectives, our fiduciary and corporate responsibilities (including internal equity considerations and affordability), competitive practices and trends, and applicable regulatory requirements.

Compensation-Setting Process

Role of the Compensation Committee

Our executive compensation program is designed and overseen by the Compensation Committee, which is comprised entirely of independent directors, as determined in accordance with the rules of the SEC and the listing standards of the Nasdaq. The Compensation Committee conducts an annual review of our executive compensation strategy to ensure that it is appropriately aligned with our short-term business plan and long-term strategy. The Compensation Committee also reviews market trends and changes in competitive compensation practices, as described in further detail below. Based on its review and assessment, the Compensation Committee from time to time recommends changes in our executive compensation program.

The Compensation Committee reviews our executive compensation program on an annual basis, including each of the elements of compensation provided under the program (other than deferred compensation and Section 401(k) benefits, which are reviewed from time to time to ensure that benefit levels remain competitive). In determining the overall compensation arrangements for our executive officers, including our NEOs, as well as the level of each specific element of compensation, the Compensation Committee takes into consideration a number of factors, including the following:

- The recommendations of our CEO (except with respect to his own compensation) as described below.
- Our corporate revenue and profitability growth and other elements of financial performance.
- The individual performance of each executive officer, including his or her achievement of management objectives.
- A review of the relevant competitive market data, as described below.
- The skill set, prior experience, and tenure of the executive officer.
- The role and responsibilities of the executive officer.
- The past and expected future contribution of the executive officer.
- Internal pay consistency for similar positions or skill levels within Cohu.
- External factors to attract and retain talent and overall market conditions.

The Compensation Committee does not weigh these factors in any predetermined manner, nor does it apply any formulas in developing its compensation recommendations. The members of the Compensation Committee consider all this information in light of their individual experience, knowledge of Cohu, knowledge of the competitive market, knowledge of each executive officer, and business judgment in making these recommendations.

The Compensation Committee's authority, duties, and responsibilities are described in its charter, which is reviewed annually and revised and updated as warranted. The charter is available at the Corporate Governance section of our website www.cohu.com.

Role of Management

On occasion, the Compensation Committee meets with our CEO and our Chief Human Resources Officer to obtain information and recommendations with respect to our executive compensation program, policies, and practices, as well as the compensation arrangements of our executive officers. In 2025, the Compensation Committee met with Dr. Müller, our CEO, who made recommendations to the Compensation Committee on the base salary, target annual cash incentive award opportunities, and long-term incentive compensation for our executive officers, including our NEOs (except with respect to his own compensation). In formulating these recommendations, our CEO used, among other things, competitive market data, an internal equity analysis and individual performance factors.

The Compensation Committee considers, but is not bound by and does not always accept, these recommendations with respect to executive compensation. In recent years, the Compensation Committee has modified several of our CEO's compensation proposals and regularly seeks input from its compensation consultant or data from other independent sources prior to making its decisions.

In 2025, our CEO attended some of the Compensation Committee's meetings, but the Compensation Committee also held executive sessions not attended by any members of management. The Compensation Committee held discussions and made its decisions with respect to our CEO's compensation without him present.

The Compensation Committee has the ultimate authority to make decisions with respect to the compensation of our executive officers, including our NEOs, but may, if it chooses, delegate any of its responsibilities to subcommittees. The Compensation Committee has authorized our CEO to make base salary adjustments and short-term cash incentive award decisions for all employees other than our NEOs or other executive officers.

Role of Compensation Consultant

The Compensation Committee has the authority to engage independent advisors to assist in carrying out its responsibilities. The Compensation Committee typically engages Compensia, a national compensation consulting firm, to advise and assist it on various aspects of executive and director compensation, including base salaries, annual and long-term incentive compensation. The Chair of the Compensation Committee reviews and approves all payments to Compensia.

The Compensation Committee's practice is to have Compensia prepare a comprehensive executive compensation analysis annually and directors compensation analysis in alternating years. In 2025, Compensia completed and presented only the executive compensation market analysis.

Compensia reports directly to the Compensation Committee. The Compensation Committee may replace Compensia or hire additional advisors at any time. Compensia does not provide any other services to the Company and receives compensation only with respect to the services provided to the Compensation Committee.

The Compensation Committee has considered the independence of Compensia in light of the rules of the SEC and the listing standards of Nasdaq. Based on these rules and standards, the Compensation Committee has concluded that the work performed by Compensia did not raise any conflict of interest.

Competitive Positioning

In arriving at its compensation decisions for our executive officers, including our NEOs, for 2025, the Compensation Committee considered competitive market data and an analysis prepared by Compensia. In making its decisions, the Compensation Committee evaluates this data and analysis as an important reference point but does not reach its conclusions on a formulaic basis. This analysis was based on a review of the compensation practices of a select group of peer companies which was approved by the Compensation Committee after reviewing data prepared by Compensia and input from management. In selecting companies for the compensation peer group, the Compensation Committee identified companies headquartered in the U.S. in the semiconductor capital equipment, electronic capital equipment and instrumentation sectors that were comparable to us on the basis of 0.4x – 2.5x revenue, 0.25x – 5.0x the Company's market capitalization, had similar scope of operations, and which the Compensation Committee believed may compete with us for executive talent.

On September 12, 2024, the Compensation Committee reviewed the compensation peer group noting that the acquisition of National Instruments had been completed and several other peers no longer met the criteria for inclusion. The Compensation Committee engaged with Compensia to conduct an analysis of the current peer group and provide recommendations for any potential adjustments.

After reviewing the report prepared by Compensia, the Compensation Committee approved the following 23 companies to be used for determining executive compensation levels in 2025:

ACM Research	Harmonic	Novanta	Semtech
Alpha and Omega Semiconductor	Ichor Holdings	OSI Systems	Silicon Laboratories
Arlo Technologies	Indie Semiconductor	PAR Technologies	Ultra Clean Holdings
Axcelis Technologies	Kulicke and Soffa	Penguin Solutions	Veeco Instruments
Badger Meter	MACOM Technology Solutions	Power Integrations	Vishay Precision Group
FormFactor	MaxLinear	Photronics	

Generally, historical data on the compensation practices of the companies in the compensation peer group was gathered by Compensia from publicly available sources, including publicly available databases. Peer company data was gathered with respect to base salary, target annual incentive opportunities, equity awards (including stock options, RSU awards, and PSU awards), and long-term cash-based awards. In addition, similar data was gathered from the Radford McLagan Compensation Database for purposes of providing additional perspective in the case of executive positions where the compensation peer group offered a limited number of relevant data points.

Compensation Elements

Our executive compensation program consists of seven principal elements:
- Base salary;
- Short-term incentive compensation opportunities paid in cash;
- Long-term incentive compensation in the form of equity awards;
- Deferred compensation benefits;
- Welfare and health benefits, including a Section 401(k) plan;
- Post-employment compensation and retirement equity programs; and
- Limited perquisites and other personal benefits.

The Compensation Committee has selected these elements because each is considered necessary, appropriate and when combined, are effective, and will continue to be effective, in achieving our compensation objectives.

Base Salary

We believe that a competitive base salary is a necessary element of our executive compensation program, so that we can attract and retain experienced executive officers. Base salaries for our executive officers are also intended to be competitive with those received by other individuals in similar positions at the companies with which we compete for talent, as well as to be equitable across the management team.

The Compensation Committee reviews the base salaries of our executive officers, including our NEOs, annually and makes adjustments to base salaries as it determines to be necessary or appropriate.

On February 6, 2025, the Compensation Committee, after considering the recommendations of our CEO (other than with respect to his own compensation), market salary data, and other factors described above, including the extended downcycle of the semiconductor industry, determined that no salary increases were warranted for the Company's executive officers, including our NEOs, other than Mr. Ilgenfritz, whose increase reflected his expanded responsibilities in connection with his promotion to Chief Product Officer in January 2025.

Named Executive Officer	2024 Base Salary	2025 Base Salary	Percentage Change
Luis A. Müller	$715,000	$715,000	0.0%
Jeffrey D. Jones	$455,000	$455,000	0.0%
Christopher G. Bohrson	$425,000	$425,000	0.0%
Klaus Ilgenfritz[1]	$377,770	$423,993	7.8%

(1) Mr. Ilgenfritz became an executive officer in fiscal 2025. He is paid in Euros and the base salaries above have been converted to U.S. Dollars as required by SEC rules. The salary change percentage was applied to his base salary in Euros and the year-over-year change in U.S. Dollars as reflected above is impacted by the currency exchange rates in effect at the time of the change.

On February 5, 2026, the Compensation Committee, after considering the recommendations of Dr. Müller (other than with respect to his own base salary), an analysis of competitive market salary data prepared by the Compensation Committee's compensation consultant, and other factors described above, including improving business conditions and that fact that, except for Mr. Ilgenfritz, executive officer base salaries were last adjusted in February 2023,, determined that the base salaries for our executive officers, including our NEOs in 2026 would be as follows: Dr. Müller, $745,000; Mr. Jones, $485,000; Mr. Bohrson, $440,000; and Mr. Ilgenfritz $446,716 (converted from Euros). These salary rates were effective on the next administratively practicable payroll date following Compensation Committee approval.

Short-Term Incentive Plan

Each year the Compensation Committee approves an annual short-term incentive plan for our executive officers, including our NEOs, to encourage and award their achievement of our financial and operational objectives as set forth in our annual operating plan. Under this short-term incentive plan, the Compensation Committee establishes an incentive formula that is applied to the actual level of achievement for each of the pre-selected performance measures. The incentive formula is based on the anticipated difficulty and relative importance of achieving the target level for each respective performance measure. Accordingly, the actual incentives paid, if any, for any given year will vary depending on our actual performance.

To support our retention objectives, typically the short-term incentive plan provides that an executive officer must be an employee when the incentives for the year are paid. The short-term incentive plan provides that the Compensation Committee has the discretion to decrease, but not increase, any incentives paid under the plan, even if the applicable performance objectives have been achieved. Historically, incentives have been payable in cash unless an executive officer elects to defer all or part of his or her incentive into the Cohu, Inc. Deferred Compensation Plan.

On February 6, 2025, the Compensation Committee adopted the short-term incentive plan for 2025 (the "2025 STI"). The 2025 STI was adopted pursuant to the Cohu 2005 Equity Incentive Plan (the "2005 Plan").

Target Short-Term Incentive Opportunities

For purposes of the 2025 STI, our CEO made recommendations to the Compensation Committee with respect to target short-term incentive opportunities (expressed as a percentage of base salary) for each of our executive officers, including our NEOs (except with respect to his own target short-term incentive opportunity). The maximum payout level was 200% of the target award. The target short-term incentive opportunities approved by the Compensation Committee for our NEOs, and the range of potential incentives as a percentage of base salary, the Compensation Committee determined that only the target opportunity percentage for Mr. Ilgenfritz should be increased in connection with his promotion to Chief Product Officer in January 2025, and the percentages for the rest of our executive officers should remain the same, as already competitive to market, leaving the target short-term incentives opportunities for our NEOs as follows:

Named Executive Officer	2025 Target Short-Term Incentive Opportunity	Range of Possible 2025 Short-Term Incentive as Percentage of Base Salary
Luis A. Müller	110%	0% - 220%
Jeffrey D. Jones	75%	0% - 150%
Christopher G. Bohrson	75%	0% - 150%
Klaus Ilgenfritz[1]	60%	0% - 120%

(1) Prior to his appointment as an executive officer, Mr. Ilgenfritz previously had a 50% target short-term incentive opportunity.

Performance Measures

For purposes of the 2025 STI, the Compensation Committee selected three financial performance measures for our executive officers:

- Sales growth based on a one-year growth target;
- Sales growth based on a four-year rolling sales growth target; and
- Profitability based on a non-GAAP pre-tax income target.

The Compensation Committee added the one-year sales growth metric to increase the focus of capturing revenue opportunities as the semiconductor industry emerges from an extended downturn. We selected these three performance measures because we continue to believe sales growth reflects the overall market acceptance of our products and non-GAAP pre-tax income reflects how effectively the business was managed during the year. A reconciliation of GAAP to non-GAAP pre-tax income used for the 2025 STI is included as **Appendix A** to this proxy statement.

The weighting of these corporate performance measures for purposes of the 2025 STI for each NEO were as follows:

Named Executive Officer	1-Year Sales Growth	4-Year Sales Growth	Non-GAAP Pre-tax Income
Luis A. Müller	25%	25%	50%
Jeffrey D. Jones	25%	25%	50%
Christopher G. Bohrson	25%	25%	50%
Klaus Ilgenfritz	25%	25%	50%

For the 2025 STI plan, the Compensation Committee determined to increase the combined weighting of the two Sales Growth metrics weighting to 50% to continue to incentivize the delivery of sales growth during an extended soft market and to reallocate the profitability weighting to 50%.

The performance measures and their respective weightings were aligned among the executive officers to reflect their shared responsibilities for delivering the targeted performance. The Compensation Committee determined that using our consolidated results for sales and non-GAAP pre-tax income were appropriate for all executive officers given their responsibilities for the overall success of our business. Applicable threshold, target and maximum performance goals as a percentage of attainment of the applicable performance measure as well as the payout levels earned were unchanged from 2024.

2025 STI Performance Measure Targets and Achievement Scale			
	Threshold	**Target**	**Maximum**
Performance to 1-Year Sales Growth	0%	10%	> 20%
Payout Level Earned	None	100%	200%
Performance to 4-Year Rolling Sales Growth	0%	5%	> 10%
Payout Level Earned	None	100%	200%
Performance to Non-GAAP Pre-tax Income	< 5%	15%	> 22.5%
Payout Level Earned	None	100%	200%

Performance Measure Target Levels

With respect to the target levels for sales growth, the Compensation Committee believed that, at the time the target level for each performance measure was set, these target levels would be challenging and difficult, but achievable under normal business conditions with significant effort and skill, and strong execution. For 2025, the Compensation Committee expected that these target levels would be difficult to achieve because they would require delivery of results in uncertain market conditions (including the extended market downturn and inflationary pressure on costs), adroitly executing our business strategy, the development and acceptance by customers of new products, and successful entry into certain new markets in a highly competitive and volatile environment.

Annual Short-Term Incentive Plan Decisions

Following the end of 2025, the Compensation Committee compared our actual financial performance to the target performance levels established for the year and applied the incentive formula under the 2025 STI to our actual performance and determined to payout at a level of 31.8% for each of our NEOs.

The applicable actual financial performance attained and resulting payout levels for our NEOs for 2025 were as follows:

Actual Achievement of 2025 STI Performance Measures				
	Dr. Müller	Mr. Jones	Mr. Bohrson	Mr. Ilgenfritz
1-Year Sales Growth[1]	12.7%	12.7%	12.7%	12.7%
Goal Payout %[2]	127.3%	127.3%	127.3%	127.3%
4-year Rolling Sales Growth[3]	(15.9)%	(15.9)%	(15.9)%	(15.9)%
Goal Payout %[4]	0.0%	0.0%	0.0%	0.0%
Non-GAAP Pre-tax Income[5]	1.6%	1.6%	1.6%	1.6%
Goal Payout %[6]	0.0%	0.0%	0.0%	0.0%
Actual Amount of Fiscal Year 2025 STI Cash Incentives				
Non-Equity Incentive Award Payable	$250,345	$108,621	$101,459	$80,975
% Targeted Award Amount	31.8%	31.8%	31.8%	31.8%

(1)   2025 1-year sales growth rate of 12.7% is calculated as the result of 2025 net sales (in thousands) of $452,956 divided by net sales results from 2024 of $401,779.
(2)   1-year sales growth result is weighted at 25% of the total 2025 STI target award amount.
(3)   2025 4-year rolling sales growth rate of (15.9)% is calculated as follows: the result of the sum of each year's net sales from 2022 through 2025 (in thousands: $812,775, $636,322, $401,779, and $452,956 respectively), less the sum of each year's net sales from 2021 through 2024 (in thousands: $887,214, $812,775, $636,322 and $401,779 respectively), divided by the sum of each year's net sales from 2021 through 2024.
(4)   4-year rolling sales growth result is weighted at 25% of the total 2025 STI target award amount
(5)   2025 GAAP pre-tax loss was $62,407 (in thousands) which is (13.8)% of net sales of $452,956 (in thousands). 2025 non-GAAP pre-tax income was $7,333 (in thousands) which is 1.6% of net sales. A reconciliation of GAAP to non-GAAP pre-tax income is included in Appendix A to this proxy statement.
(6)   Non-GAAP pretax income result is weighted at 50% of the total 2025 STI target award amount.

On February 5, 2026, the Compensation Committee, reviewed and approved the short-term incentive plan for 2026 (the "2026 STI"). For the 2026 STI, we increased the weighting of the one-year sales growth rate metric to 45% and rebalanced the four-year rolling sales growth metric to 5% of the total 2025 STI incentive opportunity. The remaining 50% of the incentive opportunity will continue to be based on non-GAAP pre-tax income.

Long-Term Incentive Compensation

We provide long-term incentive compensation in the form of equity awards to our executive officers, including our NEOs. These awards are intended to align the interests of our executive officers with those of our stockholders by creating an incentive for them to maximize long-term stockholder value. They are also designed to encourage our executive officers to remain employed with us in a very competitive labor market. The Compensation Committee regularly monitors the environment in which we operate and revises our long-term incentive compensation arrangements as it determines to be necessary and appropriate to help meet our business objectives, including increasing long-term stockholder value.

Generally, in determining the size of the equity awards granted to our executive officers, including our NEOs, the Compensation Committee takes into consideration the recommendations of our CEO (except with respect to his own equity awards), an analysis of competitive market data prepared by its compensation consultant (with particular reference to the median of the competitive market), the potential GAAP accounting expense associated with the proposed awards (as compared to the companies in the compensation peer group), and the other factors described above. The Compensation Committee also considers the dilutive effect of our long-term incentive compensation practices, and the overall impact that these equity awards, as well as awards to other employees, will have on stockholder value. Further, the Compensation Committee has the discretion to determine whether awards in any given year will be made in the form of RSU awards, PSU awards, other awards or a combination thereof.

As described in more detail in "Potential Payments Upon Termination or Change in Control" below, our 2025 RSU and PSU awards granted to our executive officers are eligible to potentially accelerate vesting upon certain qualified terminations of employment or a change in control. We believe providing these potential vesting acceleration benefits help us compete for and retain executive talent and maximize stockholder value because it provides our executives appropriate incentives to cooperate in negotiating a transaction involving a potential change in control of Cohu, including a potential change in control in which they believe they may lose their jobs or where their equity awards will not be assumed or continued.

The terms of the stock award agreements for RSUs granted through 2024 provide that in the event of a change in control, the RSUs will accelerate vesting and be settled at the time of the change in control. The terms of the award agreements for RSUs granted to our NEOs beginning in 2025 provide that such vesting acceleration will only occur should the acquiring corporation not assume or substitute for the RSUs in the change in control. The terms of the award agreements for PSUs granted through 2024 provide that in the event of a change in control, the PSUs will accelerate vesting and be settled at the time of the change in control. The terms of the award agreements for PSUs granted to our NEOs beginning in 2025, which cannot reasonably be assumed or substituted, provide for vesting acceleration upon a change in control at the greater of the target level or the level of performance attained through the change in control.

On March 11, 2025, consistent with the grant timing in prior years, the Compensation Committee, based on the factors described above, as well as considering market trends with alignment of individual responsibilities, contributions and performance, approved the grant of RSU awards and PSU awards to our executive officers, including our NEOs at the levels set forth in the table below. The Compensation Committee also determined that to continue the emphasis on performance-based compensation, the weighting of PSU awards would remain at 60% of the total annual equity awards and the weighting of RSU awards would remain at 40% of the total annual equity awards.

Named Executive Officer	Number of Restricted Stock Units Granted	Number of Performance Stock Units Granted [1]	Total Face Value of Stock Units at Time of Grant [2]
Luis A. Müller	97,067	145,601	$4,799,973
Jeffrey D. Jones	30,333	45,500	$1,499,977
Christopher G. Bohrson	22,244	33,367	$1,099,986
Klaus Ilgenfritz	15,166	22,750	$749,978

(1)   PSUs granted at the target award level.

(2)   20-day average closing price of COHU common stock preceding the grant date of March 11, 2025 was $19.78. The amounts shown above are the grant date target face value for stock awards issued in the form of RSUs and PSUs granted in 2025 as calculated based on the $19.78 average closing price.

Restricted Stock Unit Awards

Consistent with our other employee equity awards, the RSU awards granted to our executive officers in 2025 vest ratably over three years on each anniversary of the date of the grant.

Performance Stock Unit Awards

2025 PSU Awards

In 2025, the Compensation Committee evaluated its historical use of custom peer groups as the Comparator Group for the TSR in PSU awards and determined that continuing to use a broader-based index of companies remained appropriate to assess the performance of Cohu's TSR. Therefore, the PSU awards granted to our executive officers in March 2025 will be earned based on our TSR as compared to the Russell 2000 Index ("RUT") measured over a three-year performance period beginning on the first day of our fiscal year 2025, with earned shares vesting fully on the third anniversary of the date of grant. The performance period for the 2025 PSU Awards was set at three years to enhance the long-term focus of the program.

The methodology on how shares of our common stock may be earned under the 2025 PSU Awards is as follows:

PSU Award Feature	Description
Performance Period	Three fiscal years beginning on the first day of 2025
Performance Measure	TSR performance relative to the Russell 2000 Index ("RUT")
Performance Scale	2x spread between COHU and RUT measured and added or subtracted from target (100%)
Performance Methodology	Net change in average closing price of COHU and RUT over the 20 trading-day period immediately preceding the beginning and end of the Performance Period. In the event that both COHU and RUT TSRs are less than zero, the number of shares earned will not exceed 100% of target.
Range of PSUs Earnable	0-200% of number of shares granted
Vesting Period	100% on third anniversary of the date of the grant

2023 PSU Award Results

The 2023 PSU awards had a three-year performance period after which the number of shares of our common stock earned was determined based on calculating two times the spread between the percentage increase or decrease in the COHU and RUT measured and added or subtracted from the target of 100%. The spread was measured as the net change in average closing market prices of COHU and RUT over the 20 trading-day period immediately preceding both January 1, 2023 (the beginning of the Performance Period) and December 27, 2025 (the end of the Performance Period).

Following the end of 2025, the Compensation Committee compared our actual performance with respect to the RUT and the TSR result for the years 2023 through 2025 which was calculated to be –69.5% and, therefore, the number of shares of our common stock earned under the 2022 PSU awards was 0% of the target number of shares granted to each executive officer.

The number of shares of our common stock earned by our NEOs with respect to their 2023 PSU awards was:

Named Executive Officer	Performance Stock Unit Award (Target Number of Shares)	2023-25 TSR Result[1]	Final Shares Earned	Final Shares Earned as a Percentage of Target Number of Shares[2]
Luis A. Müller	66,006	(69.5)%	0	0.0%
Jeffrey D. Jones	21,782	(69.5)%	0	0.0%
Christopher G. Bohrson	16,501	(69.5)%	0	0.0%
Klaus Ilgenfritz	7,425	(69.5)%	0	0.0%

(1) COHU TSR compared to RUT TSR where RUT = +41.3%, COHU = -28.2%

(2) 100% + 2 times (RUT - COHU) TSR: 100% - (2 X -69.5%) = 0%

Deferred Compensation Benefits and Section 401(k) Plan

We maintain a nonqualified deferred compensation plan, the Cohu, Inc. Deferred Compensation Plan (the "Deferred Compensation Plan"), for our U.S. based executive officers and other employees designated by the Compensation Committee. Under the Deferred Compensation Plan, participants may elect to voluntarily defer receipt of up to 25% of their base salary and/or up to 100% of their annual cash incentive payment, thereby allowing them to defer taxation on such amounts.

Although we have not matched any participant contributions to the Deferred Compensation Plan since 2008, we may in the future match participant contributions to the Deferred Compensation Plan up to 4% of the participant's annual base salary in excess of the specified annual compensation limit allowed under the Internal Revenue Code for contributions under the Section 401(k) plan. Our matching contributions and any deemed investment earnings attributable to these contributions, if any are actually made, will be 100% vested when the participant has two years of service with us. Prior to that time, such amounts are unvested. Participant contributions and deemed investment earnings are 100% vested at all times. For additional information on the Deferred Compensation Plan, see "2025 Nonqualified Deferred Compensation" below.

We maintain a tax-qualified defined contribution plan, the Cohu Employees' Retirement Plan (the "401(k) Plan"), for our U.S. based executive officers and other employees. The majority of our U.S. based employees, including all of the U.S.-based NEOs, who are at least 21 years of age, are eligible to enroll in the 401(k) Plan. Under the 401(k) Plan, participants may contribute a percentage of their annual compensation subject to maximum annual contribution limitations. We may match participant contributions not to exceed specified annual limits. Our matching contributions in 2025 are immediately vested and our matching contribution was at the rate of 50% of the first 8% of employee pre-tax contributions to the plan. Generally, during 2025 the maximum annual amount that any participant could contribute to the 401(k) Plan was $23,500 unless aged 50 or more which allows participants to make an additional $7,500 in "catch-up" contributions or if aged 60 to 63 a total additional $11,250 in "catch-up" contributions and our maximum matching contribution was $14,000.

Welfare and Health Benefits

In 2025, our executive officers, including our NEOs, were eligible to receive health care insurance coverage and additional benefits that are generally available to our other employees located in the same country. These benefit programs include the employee stock purchase plan, medical, dental and vision insurance, long-term and short-term disability insurance, life and accidental death and dismemberment insurance, health and dependent care flexible spending accounts, business travel insurance, relocation/expatriate programs and services, educational assistance, employee assistance, and certain other benefits.

The 401(k) Plan and other generally available benefit programs allow us to be competitive for employee talent and we believe that the availability of these programs generally enhances employee productivity and loyalty. The principal objectives of our benefit programs are to give our employees access to quality healthcare, financial protection from unforeseen events, assistance in achieving retirement financial goals, enhanced health and productivity, and to provide support for global workforce mobility, in full compliance with applicable legal requirements. Typically, these generally-available benefits do not specifically factor into decisions regarding an individual executive officer's total compensation or equity awards.

Each year, we informally review our U.S. based benefit programs against our peers with data provided by Aon, our health and welfare benefits broker of record, and by OneDigital Investment Advisors, our independent 401(k) Plan consultant. This review includes an analysis of the dollar value to an employee and the dollar cost to us for the benefits under the applicable plan using a standard population of employees. Similar evaluations are made in other regions with local benefit consultants.

We analyze changes to our benefit programs in light of the overall objectives of the programs, including the effectiveness of their incentive and retention features.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not provide perquisites to our executive officers, except in situations where we believe it is appropriate to assist an individual in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment, motivation, and retention purposes.

During 2025, we provided our NEOs with automobile expense reimbursement or allowances as follows:

Named Executive Officer	Annual Auto Allowance
Luis A. Müller	$9,000
Jeffrey D. Jones	$6,000
Christopher G. Bohrson	$6,000
Klaus Ilgenfritz[1]	$5,603

(1) Mr. Ilgenfritz is paid in Euros and his Annual Auto Allowance has been converted to U.S. Dollars as required by SEC rules.

In the future, we may provide perquisites or other personal benefits to our executive officers in limited circumstances, as described above. We do not expect that these perquisites or other personal benefits will be a significant aspect of our executive compensation program. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the Compensation Committee.

Employment Agreements

With the exception of Mr. Ilgenfritz who is party to a "Managing Director Agreement" dated November 20, 2024, we do not have employment agreements with our NEOs. The material terms of stock awards granted to our NEOs in 2025 and performance-based cash incentives earned by our NEOs for 2025 are described in more detail in "Long-Term Incentive Compensation" and "Short-Term Incentive Plan", respectively, above, and the material terms of severance and other termination benefits and compensation are articulated below in "Post-Employment Compensation".

Post-Employment Compensation

In 2020, the Compensation Committee undertook, in consultation with Compensia, a review of its executive post-employment agreements. The objective of this review was to independently assess best practices and develop standard agreements to be implemented as the Compensation Committee deemed appropriate among the Company's executive officers. The Compensation Committee approved a form of executive severance agreement (the "Severance Agreement") and form of change in control agreement (the "Change in Control Agreement") for certain of the Company's executive officers (an "Executive") as described below (the "Executive Agreements"). The post-employment payments and benefits which our NEOs are eligible to receive under the Executive Agreements are described in more detail in "Potential Payments upon Termination or Change in Control" below.

We believe providing these arrangements helps us compete for and retain executive talent. After reviewing the practices of companies represented in the compensation peer group, we believe that these arrangements are generally comparable with the severance packages offered to executives by the companies in the compensation peer group. We believe that the "double trigger" arrangement under the Change in Control Agreement maximizes stockholder value because it prevents an unintended windfall to these executive officers in the event of a change in control of Cohu, while still providing them appropriate incentives to cooperate in negotiating a transaction involving a potential change in control of Cohu in which they believe they may lose their jobs.

Other Compensation Policies

Stock Ownership Policy

We believe that stock ownership by our executive officers is important to link the risks and rewards inherent in stock ownership of these individuals and our stockholders. The Compensation Committee has adopted a stock ownership policy that requires our executive officers to own a minimum number of shares of our common stock. These mandatory ownership levels are intended to create a clear standard that ties a portion of these individuals' net worth to the performance of our stock price. The policy provides that over the five-year period commencing with their appointment or employment as an executive officer or over a three-year period following an increase in their annual base salary or a new ownership level being approved, these individuals must accumulate and hold shares of our common stock having the following values:

Individual Subject to Stock Ownership Policy	Minimum Required Level of Stock Ownership
Chief Executive Officer	Three times annual base salary
Chief Financial Officer	Two times annual base salary
All other executive officers	One times annual base salary

Under our stock ownership policy, our executive officers should not sell any shares of our common stock, other than to settle tax withholding obligations due to the vesting of shares, until the applicable ownership level has been met and, once met, subsequent sales, if any, should not reduce their ownership of our common stock below these minimum ownership levels unless approved by the Compensation Committee in advance. Vested "phantom" and deferred but unissued shares of our common stock are included as shares owned for purposes of our stock ownership policy. The Compensation Committee monitors compliance with these stock ownership levels on an annual basis using the average closing price of our common stock during the preceding fiscal year. As of December 31, 2025, each of our NEOs was compliant with the policy.

Policy for Recovery of Erroneously Awarded Incentive Compensation

On October 2, 2023, we adopted a revised Policy for Recovery of Erroneously Awarded Incentive Compensation ("clawback" policy) that complies with the requirements of Exchange Act Rule 10D-1 and the corresponding Nasdaq listing standards under which if the Company is required to prepare a Restatement (as defined in the policy), the Company will seek to recover and clawback from any Affected Officer (as defined in the policy) reasonably promptly the Erroneously Awarded Compensation (as defined in the policy) received by the Affected Officer.

Equity Award Grant Policy

We grant equity awards to our executive officers under our stockholder-approved 2005 Plan. Pursuant to this plan, all stock option grants must have a per share exercise price at least equal to the fair market value of our common stock on the grant date. Grants of equity awards to newly hired or appointed executive officers, including NEOs, will typically be made at a regularly scheduled meeting of the Compensation Committee held subsequent to the new hire or appointment date. Ongoing equity award grants to our executive officers, including our NEOs, will be approved on an annual basis at a meeting of the Compensation Committee or our Board of Directors, as applicable, which is typically held in the first quarter of each fiscal year.

The Compensation Committee has not granted, nor does it intend in the future to grant, equity awards to our executive officers or any other individual in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcement. Similarly, Cohu has not timed, nor does it intend in the future to time, the release of material nonpublic information based on equity award grant dates. In addition, because our equity awards typically vest or are earned over a multi-year period, the value to recipients of any immediate increase in the price of our common stock following an award will be minimal.

Treatment of Equity Awards Upon Retirement

In March 2023, after consultation with Compensia and external legal counsel, the Compensation Committee approved a policy providing for the continuation of vesting eligibility after retirement for certain equity awards granted to specific senior executives that satisfy the eligibility requirements of a Qualifying Retiring Employee, as defined in our Retirement Policy which appears as an exhibit to applicable equity award agreements. These requirements include being a minimum age for retirement, having completed a minimum number of years of service with Cohu, including tenure as a senior executive, and providing specific advance notice of the request to receive retirement benefits. This policy does not apply to any equity awards granted before March 2023. This policy applies to all our NEOs including our CEO. We believe providing these potential retirement benefits will help us compete for and retain executive talent as well as facilitate orderly transitions for retiring executives.

No Hedging or Pledging

Cohu's Insider Trading Policy prohibits all officers, directors, and other employees with access to sensitive Company information from engaging in any form of hedging transaction (derivatives, equity swaps, forwards, etc.) in Cohu's stock, including, among other things, short sales and transactions involving publicly traded options. In addition, such officers, directors, and employees are prohibited from holding Cohu stock in margin accounts and from pledging Cohu stock as collateral for loans. We believe that these policies further align the interests of our officers and directors with those of our stockholders.

Tax and Accounting Considerations

In designing our executive compensation program, the Compensation Committee takes into consideration the tax and accounting effects that each element of compensation will or may have on Cohu and our executive officers. The Compensation Committee seeks to keep the compensation expense associated with our executive compensation program as a whole within reasonable levels. When determining how to apportion between differing elements of compensation, the Compensation Committee's goal is to meet our business objectives while maintaining cost neutrality. For example, if the Compensation Committee increases benefits under one compensation plan or arrangement resulting in higher compensation expense, it may seek to decrease benefits under another plan or arrangement to avoid compensation expense that is above the desired level.

Deductibility of Executive Compensation

Under Section 162(m), compensation paid to each of our NEOs and other "covered employees" that exceeds $1 million per taxable year is generally non-deductible. The Compensation Committee reserves the discretion, in its judgment, to approve compensation payments that may not be deductible as a result of the deduction limit of Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent and are in the best interests of Cohu and our stockholders.

Taxation of Nonqualified Deferred Compensation

Section 409A of the Code requires that amounts that qualify as "nonqualified deferred compensation" satisfy requirements with respect to the timing of deferral elections, timing of payments, and certain other matters. Generally, the Compensation Committee intends to administer our executive compensation program and design individual compensation elements, as well as the compensation plans and arrangements for our employees generally, so that they are either exempt from, or satisfy the requirements of, Section 409A, which primarily results in negative tax consequences to our executive officers rather than Cohu. From time to time, we may be required to amend some of our compensation plans and arrangements to ensure that they are either exempt from, or compliant with, Section 409A.

We are not obligated under any compensation plan or arrangement to prevent or minimize any negative tax consequences that may affect our executive officers, nor are we required to pay any "gross-up" should any such consequences arise.

Taxation of "Parachute" Payments

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of Cohu that exceeds certain prescribed limits, and that Cohu (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We are not obligated to provide any NEO with a "gross-up" or other reimbursement payment for any tax liability that he or she may owe as a result of the application of Sections 280G or 4999 in the event of a change in control of Cohu.

Accounting for Stock-Based Compensation

The Compensation Committee takes accounting implications into consideration in designing compensation plans and arrangements for our executive officers and other employees. Chief among these is Financial Accounting Standards

Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation, ("ASC Topic 718"), the standard which governs the accounting treatment of stock-based compensation awards.

ASC Topic 718 requires us to measure grant date fair value and recognize compensation cost in our financial statements all share-based payment awards to employees, directors and consultants, including stock option grants, restricted stock unit awards, and performance stock unit awards to our executive officers. Our estimate of share-based compensation expense requires a number of complex and subjective assumptions including our stock price volatility, employee exercise patterns (expected life of the options), forfeitures and related tax effects. The assumptions used in calculating the fair value of share-based payment awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. Share-based compensation expense related to restricted stock unit awards (RSUs) is calculated based on the market price of our common stock on the date of grant, reduced by the present value of dividends expected to be paid on our common stock prior to vesting of the restricted stock unit. The estimated fair value of performance stock unit awards (PSUs) is determined on the grant date using the Monte Carlo simulation valuation model. The Monte Carlo simulation model incorporates assumptions for the risk-free interest rate, Cohu and the selected peer group stock price volatility, the correlation between Cohu and the selected index, and dividend yields. ASC Topic 718 also requires us to recognize the compensation cost of our share-based payment awards in our income statement over the period that an employee, including our executive officers, is required to render service in exchange for the award (which, generally, will correspond to the award's vesting schedule). We record a provision for equity-based performance units outstanding based on our current assessment of achievement of the performance goals and recognize actual forfeitures as they occur.

Compensation Committee Report

The Committee has reviewed and discussed with management the Compensation Discussion and Analysis for 2025. Based on such review and discussions, the Committee recommended to the Board, and the Board has approved, that the Compensation Discussion and Analysis be included in Cohu's proxy statement for its 2026 Annual Meeting of Stockholders.

This report is submitted by the Compensation Committee.


Steven J. Bilodeau (Chair)   Andreas W. Mattes   Nina L. Richardson


2025 Summary Compensation Table

The following table shows compensation information for fiscal year 2025 for our NEOs.

Named Executive Officer	Year	Salary ($)	Stock Awards ($) [1]	Non-Equity Incentive Plan Comp. ($) [2]	All Other Comp. ($) [3]	Total ($)
Luis A. Müller	2025	715,000	3,508,493	250,345	24,221	4,498,059
President &	2024	715,000	4,091,920	-	24,164	4,831,084
Chief Executive Officer	2023	708,846	5,051,219	752,378	24,164	6,536,607
Jeffrey D. Jones	2025	455,000	1,096,393	108,621	21,147	1,681,161
Sr. Vice President, Finance &	2024	455,000	1,350,312	-	21,043	1,826,355
Chief Financial Officer	2023	452,231	1,666,891	326,445	21,043	2,466,610
Christopher G. Bohrson	2025	425,000	804,022	101,459	21,099	1,351,580
Sr. Vice President,	2024	425,000	1,022,948	-	20,961	1,468,909
Chief Customer Officer	2023	418,846	1,262,779	304,921	20,962	2,007,508
Klaus Ilgenfritz [4]	2025	418,887	548,188	80,975	11,888	1,059,938
Sr. Vice President,						
Chief Product Officer						

(1) Amounts shown do not reflect compensation actually received by the NEOs. Instead, the amounts shown above are the grant date fair value for stock awards issued in the form of RSUs and PSUs granted in fiscal years 2025, 2024, and 2023, calculated in accordance with FASB Topic ASC 718 without regard to estimated forfeitures. The assumptions used to calculate the grant date fair value of the stock awards are set forth in Note 6, "Employee Benefit Plans", included in Part IV, Item 15(a) of Cohu's Annual Report on Form 10-K for the year ended December 27, 2025, filed with the SEC. The derived grant date fair value for the stock award is recognized, for financial statement purposes, over the number of days of service required for the award to vest in full. No stock options were granted to the NEOs during the three-year period ended December 27, 2025. Assuming the highest level of performance conditions are achieved, the grant date fair values for performance-based stock awards made in 2025 would be $3,811,834, $1,191,190, $873,548 and $595,595 for Dr. Müller and Messrs. Jones, Bohrson, and Ilgenfritz, respectively. Using the same assumptions, the grant date fair values for performance-based stock awards made in 2024 was $5,037,287, $1,662,274, and $1,259,305 and in 2023 was $6,827,661, $2,253,130 and $1,706,863 for Dr. Müller and Messrs. Jones and Bohrson, respectively.

(2) Amounts consist of performance-based cash incentives received by the NEO earned for the 2025, 2024, and 2023 performance periods. Such amounts were paid under the 2005 Plan in February or March of the following fiscal year.

(3) The amounts shown in this column reflect the following for each NEO:

- For U.S. based NEOs, includes amounts of Cohu's matching contributions in 2025 under the Cohu 401(k) Plan (which is more fully described elsewhere herein under the heading "Retirement Benefits Under the 401(k) Plan, Executive Perquisites and Generally Available Benefits").
- The value attributable to life insurance benefits provided by Cohu (such amount is taxable to the recipient).
- Monthly automobile expense allowance paid by Cohu (such amount is taxable to the recipient).
- Employer contributions to the retirement plan considered a taxable under German law.
- Except as noted above, the amount attributable to each such perquisite or benefit for each NEO does not exceed the greater of $25,000 or 10% of the total amount of perquisites and personal benefits received by such NEO.

(4) Mr. Ilgenfritz became an NEO effective January 2025 in connection with his promotion to Chief Product Officer. Accordingly, the Company is providing compensation information for Mr. Ilgenfritz beginning with fiscal 2025 only. No compensation amounts for prior fiscal years are presented because he was not a NEO prior to fiscal 2025.

2025 Pay Versus Performance

We are providing the following required information about the relationship between executive compensation actually paid and certain financial performance of Cohu as required by Item 402(v) of Regulation S-K. Further details regarding Cohu's variable pay-for-performance philosophy and how Cohu aligns executive compensation with company performance, refer to "Executive Compensation and Other Information" above in the CD&A.

2025 Pay Versus Performance Table

Compensation Actually Paid ("CAP")

Year	Summary Compensation Table Total for CEO[1] ($)	Compensation Actually Paid to CEO[2] ($)	Average Summary Compensation Table Total for Other NEOs[3] ($)	Average Compensation Actually Paid to Other NEOs[4] ($)	Total Share-holder Return[5] ($)	Peer Group Total Share-holder Return[6] ($)	Net Income[7] ($M)	Non-GAAP Pre-tax Income[8]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2025	4,498,059	4,461,888	1,364,226	1,452,370	60.62	138.29	7.3	1.6%
2024	4,831,084	(1,458,139)	1,286,156	(143,258)	120.65	206.70	(9.1)	(0.0)%
2023	6,536,607	3,579,668	1,727,107	1,468,471	159.14	191.07	28.2	16.6%
2022	5,315,286	5,406,262	1,546,037	1,547,883	144.12	137.78	96.8	21.8%
2021	4,582,416	959,803	1,360,173	597,988	170.92	183.27	167.3	19.5%

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for Dr. Müller, our Chief Executive Officer ("CEO") for each corresponding year in the "Total" column of the Summary Compensation Table in each applicable year.

(2) The dollar amounts reported in column (c) are the amount of "compensation actually paid" to Dr. Müller as defined by Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Dr. Müller during the applicable year. The adjustments made to Dr. Müller's total compensation for each year to determine the CAP are detailed in the CEO Summary Compensation Table Total to CAP Reconciliation table below.

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's NEOs as a group (excluding Dr. Müller, our CEO) in the "Total" column of the Summary Compensation Table in each applicable year. The NEOs included for purposes of calculating the average amounts and "compensation actually paid" in 2025 are as follows: Mr. Jeffrey Jones, Mr. Christopher Bohrson, and Mr. Klaus Ilgenfritz. The NEOs included for purposes of calculating the average amounts and "compensation actually paid" in 2024, 2023, 2022 and 2021 are as follows: Mr. Jeffrey Jones, Mr. Christopher Bohrson, Mr. Thomas Kampfer and Mr. Ian Lawee.

(4) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Dr. Müller), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Dr. Müller) during the applicable year. The adjustments made to the NEO's total compensation for each year to determine the CAP are detailed in the Average Other NEO Summary Compensation Table Total to CAP Reconciliation table below.

(5) Cumulative TSR is calculated assuming a $100 investment in Cohu's common stock, on December 24, 2020.

(6) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the custom Peer Group Index as reported in the Comparative Stock Performance Graph in Cohu's Annual Report on Form 10-K. For 2025, the peer group was comprised of ACM Research, Inc., Alpha & Omega Semiconductor Limited, Arlo Technologies, Inc., Axcelis Technologies, Inc., Badger Meter, Inc., FormFactor, Inc., Harmonic Inc., Ichor Holdings Ltd., indie Semiconductor, Inc., Kulicke and Soffa Industries, Inc., MACOM Technology Solutions Holdings, Inc., MaxLinear, Inc., Novanta, Inc., OSI Systems, Inc., PAR Technology Corporation, Penguin Solutions, Inc., Photronics, Inc., Power Integrations, Inc., Semtech Corporation, Silicon Laboratories Inc., Ultra Clean Holdings, Inc., Veeco Instruments Inc., and Vishay Precision Group, Inc. In 2024 and 2023 the peer group was made up of Advanced Energy Industries, Inc., Alpha & Omega Semiconductor Limited, Axcelis Technologies, Inc., Badger Meter, Inc., Cirrus Logic, Inc., FormFactor, Inc., Harmonic Inc., Ichor Holdings Ltd., Kulicke and Soffa Industries, Inc., MACOM Technology Solutions Holdings, Inc., MaxLinear, Inc., Novanta, Inc., Onto Innovation, OSI Systems, Inc., Penguin Solutions (formerly SMART Global Holdings), Photronics, Inc., Ultra Clean Holdings, Inc. and Veeco Instruments, Inc. The only change from the custom peer group used in 2022 was the removal of National Instruments Corporation, due to it being acquired by Emerson Electric Co, and therefore the data reported in the 2023 CAP table has been recalculated removing National Instruments Corporation's shareholder return values. As reported in the 2022 CAP table, the Peer Group Total Shareholder Return rate for 2021 and 2022 when the Peer Group included National Instruments Corporation was 171.53 and 124.23 respectively.

(7) The dollar amounts reported represent the amount of net income reflected in Cohu's audited financial statements for the applicable year.

(8) While we believe that the Relative Total Stockholder Return ("RTSR") Percentile used in Cohu's annual Long-Term Incentive ("LTI") plan as described in the CD&A is the most important financial measure used to link compensation actually paid to our NEOs, this RTSR is calculated over a three-year period and therefore cannot be used in this table. As Cohu uses other financial and non-financial performance measures for the purpose of evaluating performance for compensation programs, Cohu determined that the non-GAAP pre-tax income as a percentage of sales performance used in the annual Short-Term Incentive ("STI") plan as described in the CD&A represents the most important performance measure (that is not otherwise required to be disclosed in the table) used to link compensation actually paid to our NEOs, for the most recently completed fiscal year, to company performance.

To calculate the CAP, the following amounts were deducted from and added to the Summary Compensation Table ("SCT") total compensation.

CEO SCT Total to CAP Reconciliation

Year	Reported Summary Compensation Table Total for CEO ($)	Reported Value of Equity Awards[1] ($)	Equity Award Adjustments[2] ($)	Reported Change in the Actuarial Present Value of Pension Benefits[3] ($)	Pension Benefits[3] ($)	CAP to CEO ($)
2025	4,498,059	(3,508,493)	3,472,322	N/A	N/A	4,461,888
2024	4,831,084	(4,091,920)	(2,197,303)	N/A	N/A	(1,458,139)
2023	6,536,607	(5,051,219)	2,094,280	N/A	N/A	3,579,668
2022	5,315,286	(3,321,901)	3,412,877	N/A	N/A	5,406,262
2021	4,582,416	(2,891,579)	(731,034)	N/A	N/A	959,803

(1) The grant date fair value of equity awards represents the amounts reported in the "Stock Awards" column in the SCT for each applicable year.

(2) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are detailed in the Equity Component of CAP Reconciliation tables that follow.

(3) Neither the CEO nor any other NEO has Pension Benefits.

CEO Equity Component of CAP Reconciliation

Year	Year End Fair Value of Equity Awards ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2025	5,465,854	(1,455,751)	-	(537,781)	-	-	3,472,322
2024	2,376,980	(4,371,968)	-	(202,315)	-	-	(2,197,303)
2023	1,557,302	252,541	-	284,437	-	-	2,094,280
2022	4,186,241	(287,392)	-	63,290	(549,262)	-	3,412,877
2021	2,406,454	(3,329,004)	-	191,516	-	-	(731,034)

Average Other NEOs SCT Total to CAP Reconciliation

Year	Average Reported Summary Compensation Table Total for Other NEOs ($)	Average Reported Value of Equity Awards ($)	Average Equity Award Adjustments[1] ($)	Average Reported Change in the Actuarial Present Value of Pension Benefits ($)	Average Pension Benefits ($)	Average CAP to Other NEOs ($)
2025	1,364,226	(716,935)	805,079	N/A	N/A	1,452,370
2024	1,286,156	(861,091)	(568,323)	N/A	N/A	(143,258)
2023	1,727,107	(1,054,404)	795,768	N/A	N/A	1,468,471
2022	1,546,037	(693,436)	695,282	N/A	N/A	1,547,883
2021	1,360,173	(610,078)	(152,107)	N/A	N/A	597,988

(1) The amounts deducted or added in calculating the equity award adjustments are detailed in the Equity Component of CAP Reconciliation tables that follow.

Other NEO Equity Component of CAP Reconciliation

Year	Year End Fair Value of Equity Awards ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Total Equity Award Adjustments ($)
2025	1,271,554	(341,642)	-	(124,833)	-	805,079
2024	518,278	(1,039,301)	-	(47,300)	-	(568,323)
2023	391,724	46,783	-	357,261	-	795,768
2022	873,864	(61,393)	-	(1,846)	(115,343)	695,282
2021	507,725	(695,566)	-	35,734	-	(152,107)

2025 Tabular List of Financial Performance Measures

As described in greater detail in the CD&A, Cohu's executive compensation program reflects a variable pay-for-performance philosophy. The metrics used for both our long-term and short-term incentive programs are selected to incentivize our NEOs to increase the value of our enterprise to our stockholders. We use three financial performance measures to determine the compensation of our CEO and all other NEOs as discussed in the CD&A above. The most important financial performance measures used by Cohu to link executive compensation actually paid to the NEOs for the most recently completed fiscal year are:

- Relative Total Stockholder Return (RTSR) of Cohu stock versus the Russel 2000 Index
- Non-GAAP Pretax Income
- Both one-year and four-year Rolling Sales Growth

Non-GAAP Pretax Income and the Four-year Rolling Sales metrics are used to determine the Short-Term Incentive Program and the RTSR versus the Russel 2000 Index is used in the to determine the Long-Term Incentive Program earned Performance Share Units. These two programs determine a significant proportion of our CEO and other NEO's annual compensation earned.

Relationship of Financial Performance Measures to Compensation Actually Paid

These financial performance measures are not all reflected in the Pay versus Performance table above and as Cohu generally seeks to incentivize long-term performance, we do not specifically align performance measures with compensation actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. As the table and subsequent charts show, the required equity adjustments to determine CAP results in yearly swings in CAP levels that are heavily influenced by timing of past equity awards and stock price fluctuations rather than actual company or executive performance in any given year. We are providing the following required descriptions of the relationships between information presented in the Pay versus Performance table.

We selected our Comparative Stock Performance Graph custom Peer Group Index for the Cumulative TSR metric as it is comprised from companies within our industry and we believe reflects an appropriate comparison group for executive compensation. As discussed above, due to one of the Peer Group companies being acquired in 2025, we are illustrating both the historical Peer Group Index Cumulative TSR and the current Peer Group Index Cumulative TSR. Cohu's Cumulative TSR (calculated assuming a $100 investment in Cohu's common stock, on December 24, 2020) has outperformed our current peer group for two of the five years being compared. There does not appear to be a direct correlation between the performance of Cumulative TSR to CAP as discussed above.



Cohu does not use GAAP Net Income in determining compensation paid to any of our CEO and other NEOs. This data is reported to comply with the requirements of Item 402(v) of Regulation S-K.



Cohu uses its results in non-GAAP pretax income to determine 50% of the compensation earned under the 2025 STI plan as discussed in the Short-Term Incentive Plan section of the CD&A. We selected this metric as we feel it has the most direct impact on compensation levels earned by our CEO and other NEOs. Cohu's non-GAAP pretax income performance exceeded the target level of 15% in three of the four years presented below. While there is a general directional relationship of CAP to the performance of non-GAAP pretax income, the amplitude of CAP does not appear to have a direct correlation to the level of non-GAAP pretax income for the reasons discussed above.



2025 CEO Pay Ratio

As required by Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of Dr. Luis Müller, our CEO.

For 2025, our last completed fiscal year:
- The median of the annual total compensation of all employees of our company (other than our CEO), was $26,620; and
- The annual total compensation of our CEO, as reported in the Summary Compensation Table presented elsewhere in this Proxy Statement, was $4,498,059.

> **Based on this information, for 2025 the ratio of the annual total compensation of Dr. Müller, our CEO, to the median of the annual total compensation of all our employees was 169 to 1.**

We believe that this pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

To identify the median compensated employee in 2025, we determined that, as of November 1, 2025, our employee population consisted of approximately 2,800 individuals globally, with 15% of these individuals located in the Americas (primarily in the U.S.), 10% located in Europe (primarily in Germany and Switzerland), and 75% located in Asia (primarily in Malaysia and the Philippines).

We selected November 1, 2025, which is within the last three months of 2025, as the date upon which we would identify the "median employee" to allow sufficient time to identify the median employee given the global scope of our operations. We excluded equity compensation as a factor in identifying the median employee as less than 10% of our employee population receives equity grants as part of their compensation. Additionally, we used forecasted 2025 compensation (actual compensation paid January through October 2025 plus estimated compensation for November through December 2025) based on salary or wages, overtime pay, monthly allowances, statutory bonuses, and incentive pay received. Due to the geographical distribution of our employee populations, we also excluded social program contributions and other benefits as these vary greatly from country to country.

Using this methodology, we determined that the "median employee" was a full-time, salaried employee located in the Philippines. The median employee's actual annual total compensation for the 12-month period ending December 31,

2025, was $26,620. This amount includes all wages, overtime pay, statutory and variable incentive payments, allowances and localized personal benefits converted to U.S. Dollars.

2025 Grants of Plan-Based Awards

The following table shows all plan-based awards granted to our NEOs during fiscal year 2025, which ended on December 27, 2025. The stock awards identified in the table below are also reported in the "Outstanding Equity Awards on December 27, 2025" table included herein. Cohu did not grant any stock options to NEOs under the 2005 Plan in fiscal year 2025.

Named Executive Officer	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock and Option Awards ($)[4]
			Thres-hold ($)	Target ($)	Maxi-mum ($)	Thres-hold (#)	Target (#)	Maxi-mum (#)		
Luis A. Müller	Cash Incentives	-	0	786,500	1,573,000	-	-	-	-	-
	Time-based RSUs	3/11/2025	-	-	-	-	-	-	97,067	1,602,576
	Performance-based RSUs	3/11/2025	-	-	-	0	145,601	291,202	-	1,905,917
Jeffrey D. Jones	Cash Incentives	-	0	341,250	682,500	-	-	-	-	-
	Time-based RSUs	3/11/2025	-	-	-	-	-	-	30,333	500,798
	Performance-based RSUs	3/11/2025	-	-	-	0	45,500	91,000	-	595,595
Christopher G. Bohrson	Cash Incentives	-	0	318,750	637,500	-	-	-	-	-
	Time-based RSUs	3/11/2025	-	-	-	-	-	-	22,244	367,248
	Performance-based RSUs	3/11/2025	-	-	-	0	33,367	66,734	-	436,774
Klaus Ilgenfritz	Cash Incentives	-	0	254,396	508,792	-	-	-	-	-
	Time-based RSUs	3/11/2025	-	-	-	-	-	-	15,166	250,391
	Performance-based RSUs	3/11/2025	-	-	-	0	22,750	45,500	-	297,798

(1) Amounts shown are estimated possible payouts for fiscal year 2025 under the executive cash incentive plan. These amounts are based on the individual's 2025 base salary amounts, and position. The maximum amount shown is 200% of the target amount for each of the NEOs. Actual cash incentives received by the NEOs for 2025 are reported in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation." Amounts earned by our NEOs for performance in 2025 are based on the attainment of performance goals for both Cohu and the individual NEO, as described in more detail in "Annual Cash Incentives" in the CD&A above.
(2) The PSU awards granted to our NEOs in 2025 are subject to certain adjustments resulting from the performance of our total stockholder return ("TSR") relative to a pre-selected comparator group over the three-year period following the date of grant. The PSU awards granted in 2025 may be earned and vest 100% on the third anniversary of the date of grant.
(3) The amounts reflect the number of RSUs awarded to each NEO under the 2005 Plan. The RSU awards granted to our NEOs in 2025 vest ratably in three equal annual installments over three years following the date of grant.
(4) The amounts shown are the grant date fair value for stock awards granted in 2025. The assumptions used to calculate the grant date fair value of the awards are set forth in Note 6, "Employee Benefit Plans", included in Part IV, Item 15(a) of Cohu's Annual Report on Form 10-K for the year ended December 27, 2025, filed with the SEC.

Outstanding Equity Awards on December 27, 2025 Table

The following table shows all outstanding equity awards held by our NEOs at the end of 2025, which ended on December 27, 2025.

Named Executive Officer	Award Grant Date	STOCK AWARDS			
		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) [2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) [3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) [4]
Luis A. Müller	3/14/2022	13,711 [1]	322,071	-	-
	3/14/2023	22,002 [1]	516,827	66,006	1,550,481
	3/12/2024	32,962 [1]	774,277	74,165	1,742,136
	3/11/2025	97,067 [1]	2,280,104	145,601	3,420,167
Jeffrey D. Jones	3/14/2022	4,433 [1]	104,131	-	-
	3/14/2023	7,260 [1]	170,537	21,782	511,659
	3/12/2024	10,877 [1]	255,501	24,474	574,894
	3/11/2025	30,333 [1]	712,522	45,500	1,068,795
Christopher G. Bohrson	3/14/2022	2,925 [1]	68,708	-	-
	3/14/2023	5,500 [1]	129,195	16,501	387,608
	3/12/2024	8,240 [1]	193,558	18,541	435,528
	3/11/2025	22,244 [1]	522,512	33,367	783,791
Klaus Ilgenfritz	3/14/2022	1,256 [1]	29,503	-	-
	3/14/2023	2,474 [1]	58,114	7,425	174,413
	3/12/2024	4,532 [1]	106,457	10,197	239,528
	3/11/2025	15,166 [1]	356,249	22,750	534,398

(1) RSUs awarded in 2023 or earlier vest and shares are issued in four equal annual installments over the four year period following the date of grant. RSUs awarded in 2024 vest and shares are issued in three equal annual installments over the three year period following the date of grant.

(2) Based on a closing market price of Cohu's common stock of $23.49 per share as reported on the Nasdaq Global Select Market on December 27, 2025.

(3) Reflects PSUs granted under the 2023, 2024 and 2025 PSU program at the target award level. PSUs granted in 2023, 2024 and 2025 may be earned at a level ranging from 0%-200% of the target award level on the third anniversary of their grant subject to continued service through the certification date.

(4) Based on a closing price of Cohu's common stock of $23.49 as reported on the Nasdaq Global Select Market on December 27, 2025.

2025 Option Exercise and Stock Vested Table

The following table shows the value realized upon all stock awards vested and the value realized upon vesting by our NEOs during 2025. No stock options were exercised by our NEOs nor are any stock options outstanding in 2025.

Named Executive Officer	Stock Awards	
	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Luis A. Müller	70,446	1,191,290
Jeffrey D. Jones	22,993	388,797
Christopher G. Bohrson	16,054	271,298
Klaus Ilgenfritz	7,300	123,163

(1)   Number of shares acquired on vesting is before reduction for shares withheld to cover tax withholding. Cohu withheld the following number of shares for tax withholding: Dr. Müller, 70,615 shares; Mr. Jones, 23,523 shares; Mr. Bohrson, 15,713 shares and Mr. Ilgenfritz, 6,217 shares.
(2)   The value realized equals the number of units that vested multiplied by the per-share closing price of Cohu's common stock on the vesting date. Amounts presented are gross amounts before required tax withholding.

2025 Nonqualified Deferred Compensation

The Deferred Compensation Plan, as summarized in the Compensation Discussion and Analysis above, permits eligible participants to defer compensation from salary and cash incentives. The Deferred Compensation Plan limits the amount of participant deferrals to 25% of salary and 100% of cash incentives. Cohu may make matching contributions as summarized in the Compensation Discussion and Analysis.

Participant and employer contributions, distributions and deemed investment earnings and losses are accumulated in individual deferral investment accounts as established by the Deferred Compensation Plan. The deemed investment gains or losses credited to a participant's account are based on investment elections made by the participant from prescribed mutual fund investment options. Participants may elect to receive payment of their deferral account in ten or 15 annual installments upon retirement and in lump sum or five, ten or 15 annual installments upon disability, death, termination or change in control of Cohu, as defined in the Deferred Compensation Plan.

As of December 27, 2025, none of our NEOs have any amounts deferred under the Deferred Compensation Plan.

Equity Compensation Plan Information

The following table summarizes information with respect to equity awards under Cohu's equity compensation plans at December 27, 2025 (*in thousands, except per share amounts and amounts quoted in footnotes*):

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)[1]	Weighted average exercise price of outstanding options, warrants and rights (b)[2]	Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)[3]
Equity compensation plans approved by security holders	2,087	$-	2,195
Equity compensation plans not approved by security holders	-	-	-
	2,087	$-	2,195

(1) Includes options, restricted stock units (RSUs) and performance stock units (PSUs) outstanding under Cohu's equity incentive plans, as no stock warrants or other rights were outstanding as of December 27, 2025.
(2) The weighted average exercise price of outstanding options, warrants and rights does not take RSUs and PSUs into account as RSUs and PSUs have no exercise price.
(3) Includes 353,581 shares of common stock reserved for future issuance under the Cohu 1997 Employee Stock Purchase Plan.

Compensation Committee Interlocks and Insider Participation

None of the Compensation Committee's members during the last fiscal year have, at any time, been an officer or employee of Cohu. During fiscal year 2025, no member of the Compensation Committee had any relationship with Cohu requiring disclosure under Item 404 of Regulation S-K. None of Cohu's executive officers serves, or in fiscal year 2025 has served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on Cohu's Board or Compensation Committee.

Potential Payments Upon Termination or Change in Control

The Compensation Committee previously undertook, in consultation with Compensia, a review of its executive agreements. The objective of this review was to independently assess best practices and develop standard agreements to be implemented as the Compensation Committee deemed appropriate among the Company's executive officers. The Compensation Committee approved a form of executive severance agreement (the "Severance Agreement") and form of change in control agreement (the "Change in Control Agreement") for the Company's named executive officers other than Mr. Ilgenfritz who had an existing managing director services agreement with the Company as further described below (each, an "Executive"), as described below. The Company first entered into the Severance Agreements and Change in Control Agreements with the Executives on September 8, 2020. On November 13, 2024, the Company entered into the Addendum 1 to the Managing Director's Service Agreement with Mr. Ilgenfritz (the "Ilgenfritz Agreement").

The Severance Agreement provides that if an Executive's employment is terminated by the Company without Cause, or additionally only in the case of our CEO, if he voluntarily resigns for Good Reason, then, subject to the Executive's continued compliance with the obligations set forth in the Executive's Confidentiality and Inventions Agreement and the Executive's signing and not revoking a separation agreement and release of claims in favor of Cohu, the Executive would be entitled to: (1) any expense reimbursements, wages and other benefits due to Executive under any Company-provided plans, policies and arrangements (the "Accrued Amounts"); (2) a lump sum payment equal to a multiplier (as summarized below) multiplied by the Executive's annual base salary; and (3) reimbursement for the Executive's COBRA continuation premiums for the Premium Payment Period (as summarized below). If an Executive's employment with the Company terminates (A) voluntarily by the Executive (other than for Good Reason in the case of our CEO), (B) for Cause by the Company, or (C) due to Executive's death or disability, the Executive would not be entitled to receive any severance payments, but in the event of death their estate would be eligible for a pro-rata incentive bonus for the year in which the termination date occurs.

The Change in Control Agreement provides that if an Executive's employment is terminated by the Company without Cause or the Executive voluntarily resigns for Good Reason, in either case beginning 60 days preceding the date of an event constituting a Change in Control and ending on the second anniversary of the date of the event constituting such

Change in Control, then, subject to the Executive's continued compliance with the obligations set forth in the Executive's Confidentiality and Inventions Agreement and the Executive's signing and not revoking a separation agreement and release of claims in favor of Cohu, the Executive would be entitled to: (1) the Accrued Amounts; (2) a lump sum payment equal to a multiplier (as summarized below) multiplied by the Executive's annual base salary; (3) a lump sum payment equal to a multiplier (as summarized below) multiplied by the Executive's target bonus amount in the year of termination; (4) a lump sum payment equal to the pro-rated portion of Executive's target bonus amount for the fiscal year in which the termination date occurs; (5) reimbursement for the Executive's COBRA continuation premiums for the Premium Payment Period (as summarized below); and (6) all of Executive's then unvested awards relating to the Company's common stock or equivalent equity awards as assumed, continued or substituted for by an Acquiror, whether stock options, shares of restricted stock, restricted stock units, performance share units, or otherwise, outstanding as of the Termination Date would become vested in full. If an Executive's employment with the Company terminates (A) voluntarily by the Executive, other than for Good Reason, (B) for Cause by the Company, or (C) due to Executive's death or disability, the Executive would not be entitled to receive any severance payments, but in the event of death the Executive's estate would be eligible for a pro- rata incentive bonus for the year in which the termination date occurs.

The Ilgenfritz Agreement provides that if Mr. Ilgenfritz's employment is terminated by the Company without Cause or Mr. Ilgenfritz voluntarily resigns for Good Reason, in either case beginning 60 days preceding the date of an event constituting a Change in Control and ending on the second anniversary of the date of the event constituting such Change in Control, then, subject to the Mr. Ilgenfritz's continued compliance with the obligations set forth in the Ilgenfritz Agreement and Mr. Ilgenfritz's signing and not revoking a separation agreement and release of claims in favor of Cohu, Mr. Ilgenfritz would be entitled to: (1) the Accrued Amounts; (2) a lump sum payment equal to a multiplier (as summarized below) multiplied by Mr. Ilgenfritz's annual base salary; (3) a lump sum payment equal to a multiplier (as summarized below) multiplied by Mr. Ilgenfritz's target bonus amount in the year of termination; (4) a lump sum payment equal to the pro-rated portion of Mr. Ilgenfritz's target bonus amount. If Mr. Ilgenfritz's employment with the Company terminates (A) voluntarily by Mr. Ilgenfritz, other than for Good Reason, (B) for Cause by the Company, or (C) due to Mr. Ilgenfritz's death or disability, Mr. Ilgenfritz would not be entitled to receive any severance payments other than the Accrued Amounts, but in the event of his death his estate would be eligible for a pro-rata incentive bonus for the year in which the death occurs. Mr. Ilgenfritz' employment agreement separately provides for a six-month notice period for termination.

The terms of the stock award agreements for RSUs granted through 2024 provide that in the event of a change in control, the RSUs will accelerate vesting and be settled at the time of the change in control. The terms of the award agreements for RSUs granted to our NEOs beginning in 2025 provide that such vesting acceleration will only occur should the acquiring corporation not assume or substitute for the RSUs in the change in control. The terms of the award agreements for PSUs granted through 2024 provide that in the event of a change in control, the PSUs will accelerate vesting and be settled at the time of the change in control. The terms of the award agreements for PSUs granted to our NEOs beginning in 2025, which cannot reasonably be assumed or substituted, provide for vesting acceleration upon a change in control at the greater of the target level or the level of performance attained through the change in control.

The Severance and Change in Control Agreements had a three-year Initial Term and were automatically extended for successive two-year periods starting on September 8, 2023, and September 8, 2025, as neither party had delivered written notice to the other party within six months prior to the completion of the then effective Term that the Agreement would not be extended. The Ilgenfritz Agreement has a three-year Initial Term and will automatically be extended for a two-year period starting on November 13, 2027, as long as neither the Company nor Mr. Ilgenfritz delivers written notice to the other party within six months prior to the completion of the then effective Term that the agreement will not be extended.

Named Executive Officer	Severance Agreement		Change in Control Agreement	
	Multiplier	COBRA Premium Payment Period	Multiplier	COBRA Premium Payment Period
Luis A. Müller *President & CEO*	150%	18 months	200%	24 months
Jeffrey D. Jones *Sr. Vice President, Finance & Chief Financial Officer*	100%	12 months	150%	18 months
Christopher G. Bohrson *Sr. Vice President, Chief Customer Officer*	100%	12 months	150%	18 months
Klaus Ilgenfritz *Sr. Vice President, Chief Product Officer*	N/A[1]	N/A[2]	150%	N/A[2]

(1) Mr. Ilgenfritz's local Managing Director's Service Agreement provides for six months notice period for termination, during which he will receive his full salary payments, and could be entitled to a pro rata share of any bonus entitlements through the end of the notice period, each of which would be included in the "Accrued Amounts" described above.

(2) COBRA coverage which is not applicable in Germany where he is employed.

Qualifying Termination in Connection with a Change of Control

For this purpose, a change in control of Cohu means the occurrence of any of the following, in one or a series of related transactions:

(i) Any one person, or more than one person acting as a group ("Person") acquires ownership of Cohu's securities that, together with the stock held by such Person, constitutes more than 50% of the total voting power of Cohu's then outstanding stock;

(ii) A change in the effective control of Cohu which occurs on the date that a majority of members of the Board is replaced during any 12-month period (six-month period in the case of our CEO) by members of the Board whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or

(iii) The closing of any transaction involving a change in ownership of a substantial portion of Cohu's assets which occurs on the date that any Person acquires (or has acquired during any 12 month period ending on the date of the most recent acquisition by such Person or Persons) assets from Cohu that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of Cohu immediately prior to such acquisition or acquisitions.

The term "change in control" shall not include a consolidation, merger, or other reorganization if upon consummation of such transaction all of the outstanding voting stock of Cohu is owned, directly or indirectly, by a holding company, and the holders of Cohu's common stock immediately prior to the transaction have substantially the same proportionate ownership and voting control of such holding company after such transaction.

A transaction will not be deemed a change in control unless the transaction qualifies as a change in control event for the purposes of Section 409A of the Internal Revenue Code.

Additionally, the 2005 Plan provides that in the event of a change in control of Cohu, as defined in the 2005 Plan, should the acquiring corporation not assume or substitute for the outstanding equity awards of Cohu, the exercisability and vesting of all such equity awards will be accelerated, effective as of a date prior to the change in control.

In the event of the occurrence of both a change in control and the subsequent termination of employment (as applicable), as of December 27, 2025, the amounts payable to our NEOs would have been as follows. In the event of the occurrence of a change in control on December 27, 2025, the amounts payable to our NEOs would have been as set forth in the following chart solely under the RSUs/PSUs column.

Named Executive Officer	Total ($)	Severance ($)[1]	Annual Bonus ($)[1]	Medical Benefits ($)[2]	RSUs/PSUs ($)[3]
Luis A. Müller	14,507,704	3,003,000	786,500	112,140	10,606,064
Jeffrey D. Jones	4,992,112	1,194,375	341,250	58,447	3,398,040
Christopher G. Bohrson	4,013,722	1,115,625	318,750	58,447	2,520,900
Klaus Ilgenfritz	2,685,842	932,785	254,396	-	1,498,662

(1) Reflects the cash severance benefits payable in the event of a qualifying termination under the Change in Control Agreements for Dr. Müller and Messrs. Jones, Bohrson and Ilgenfritz. These amounts are based on the individual's base salary and target bonus rate in effect as of December 27, 2025.

(2) Reflects reimbursement for continued health care benefits pursuant to COBRA, 24 months for Dr. Müller, and 18 months for Messrs. Jones, and Bohrson. Mr. Ilgenfritz is employed in Germany and COBRA is not applicable in this jurisdiction.

(3) The 2005 Plan provides that in the event of a change in control of Cohu, as defined in the 2005 Plan, should the acquiring corporation not assume or substitute for the outstanding equity awards of Cohu, the exercisability and vesting of all such equity awards will be accelerated, effective as of a date prior to the change in control. As these awards were granted in 2024 or earlier, the applicable stock award agreement provides for acceleration upon a change in control. Amounts presented above for RSUs and PSUs have been calculated based on the total unvested RSUs and PSUs and the closing price of Cohu's common stock of $23.49 per share on December 27, 2025, prior to the payment of associated taxes, held by Dr. Müller and Messrs. Jones, Bohrson and Ilgenfritz as of December 27, 2025.

Estimated Payments Upon a Qualifying Termination Not in Connection with a Change of Control

In the event of termination of employment not in connection with a change of control in the case for Dr. Müller and Messrs. Jones, Bohrson and Ilgenfritz by Cohu without cause, or by Dr. Müller for Good Reason as of December 27, 2025, the amounts payable to each NEO would have been as follows:

Named Executive Officer	Total ($)	Severance ($)[1]	Medical Benefits ($)[2]
Luis A. Müller	1,156,605	1,072,500	84,105
Jeffrey D. Jones	493,964	455,000	38,964
Christopher G. Bohrson	463,964	425,000	38,964
Klaus Ilgenfritz	466,392	466,392	-

(1) Reflects the cash severance benefits payable in the event of a qualifying termination under Dr. Müller's and Messrs. Jones', and Bohrson's respective Severance Agreement and Mr. Ilgenfritz's local Managing Director's Service Agreement. These amounts are based on the individual's base salary in effect as of December 27, 2025.

(2) Reflects reimbursement for continued health care benefits pursuant to COBRA,18 months for Dr. Müller, and 12 months for Messrs. Jones, and Bohrson. Mr. Ilgenfritz is employed in Germany and COBRA is not applicable in this jurisdiction.

Other than as described above, and in the "Employment Agreements" and "Post-Employment Compensation" sections of the Compensation Discussion and Analysis, there are no other benefits or payments that would be paid to our NEOs upon resignation, severance, retirement, termination or a change in control of Cohu.

Audit Matters

Audit Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") except to the extent that Cohu specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act.

Composition

The Audit Committee of the Board of Directors is composed of three (3) independent directors, as defined in the Nasdaq listing standards, and operates under a written charter adopted by the Board of Directors. The current members of the Audit Committee are William E. Bendush (Chair), Karen M. Rapp and Yon Y. Jorden. Each member of the Audit Committee qualifies as an "Audit Committee financial expert" under Item 407(d)(5) of Regulation S-K.

Responsibilities

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of the integrity of Cohu's financial statements, Cohu's compliance with legal and regulatory requirements, the independent registered public accounting firm's qualifications and independence, and risk assessment and risk management. The Audit Committee manages Cohu's relationship with its independent registered public accounting firm (who report directly to the Audit Committee). The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties, and receive appropriate funding, as determined by the Audit Committee, from Cohu for such advice and assistance.

Cohu's management has responsibility for preparing Cohu's financial statements and Cohu's financial reporting process. Cohu's independent registered public accounting firm, Ernst & Young LLP, is responsible for expressing an opinion on (i) the conformity of Cohu's audited financial statements with accounting principles generally accepted in the United States, and (ii) the effectiveness of Cohu's internal control over financial reporting.

Review with Management and Independent Registered Public Accounting Firm

In this context, the Audit Committee has reviewed and discussed the audited consolidated financial statements contained in Cohu's Annual Report on Form 10-K for the year ended December 27, 2025, and Cohu's effectiveness of internal control over financial reporting, together and separately, with management and the independent registered public accounting firm. The Audit Committee also discussed with Ernst & Young LLP matters required to be discussed pursuant to standards of the Public Company Accounting Oversight Board ("PCAOB") and the applicable requirements of the SEC.

Ernst & Young LLP also provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding Ernst & Young LLP's communications with the Audit Committee concerning independence. The Audit Committee discussed with Ernst & Young LLP any relationships that may impact their objectivity and independence, and satisfied itself as to Ernst & Young LLP's independence.

Summary

Based upon the Audit Committee's review and discussions with management and Ernst & Young LLP and the Audit Committee's review of the representations of management, and the reports of Ernst & Young LLP to the Audit Committee, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements be included in Cohu's Annual Report on Form 10-K for the year ended December 27, 2025, for filing with the SEC.

The Audit Committee appointed Ernst & Young LLP as Cohu's independent registered public accounting firm for fiscal year 2026 and recommends to stockholders that they ratify the appointment of Ernst & Young LLP as Cohu's independent registered public accounting firm for fiscal year 2026.

This report is submitted by the Audit Committee.

William E. Bendush (Chair)　　　Karen M. Rapp　　　Yon Y. Jorden

Principal Accounting Fees and Services

The following table shows the fees billed to Cohu for the audit and other services provided by Ernst & Young LLP for the years ended December 27, 2025, and December 28, 2024.

(in thousands)	2025	2024
Audit Fees[1]	$2,618	$2,460
Audit-Related Fees[2]	84	19
Tax Fees:		
Tax Compliance[3]	548	268
Tax Planning and Advice[4]	199	113
	747	381
All Other Fees	-	-
Total	$3,449	$2,860

(1)	Audit fees represent fees for professional services provided in connection with the audit of Cohu's financial statements and review of Cohu's quarterly financial statements and audit services provided in connection with other statutory or regulatory filings. In addition, audit fees include those fees related to Ernst & Young LLP's audit of the effectiveness of Cohu's internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and due diligence services provided in connection with Cohu's convertible note financing.

(2)	"Audit-Related Fees" include accounting consultation services related to business acquisitions, and other attestation services. Audit-Related Fees incurred in fiscal year 2025 and 2024 are for due diligence related services provided in conjunction with the acquisition of Tignis, Inc.

(3)	Tax compliance fees consisted primarily of assistance with (i) review or preparation of Cohu's federal, state and foreign tax returns and (ii) tax return examinations.

(4)	Tax planning and advisory fees were primarily driven by legal entity consolidation and restructuring initiatives arising from acquisitions.

The Audit Committee has established pre-approval policies and procedures concerning the engagement of Cohu's independent registered public accounting firm to perform any services. These policies require that all services rendered by Cohu's independent registered public accounting firm be pre-approved by the Audit Committee within specified, budgeted fee amounts. In addition to the approval of all audit fees in fiscal years 2025 and 2024, 100% of the non-audit fees were pre-approved by the Audit Committee.

The Audit Committee has delegated to the Chair of the Audit Committee the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by Cohu's independent registered public accounting firm with associated fees up to a maximum of $10,000 for any one such service, provided that the Chair shall report any decisions to pre-approve such audit-related or non-audit services and fees to the full Audit Committee at its next regular meeting.

Certain Relationships and Related Party Transactions

The Board is committed to upholding high legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest. Accordingly, as a general matter, it is Cohu's preference to avoid related party transactions.

Since the beginning of the last fiscal year, there has not been nor are there currently proposed any transactions or a series of similar transactions to which Cohu was or is to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer, holder of more than 5% of our common stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Cohu's Audit Committee Charter requires that members of the Audit Committee, all of whom are independent directors, review and approve all related party transactions for which such approval is required under applicable law, including SEC and Nasdaq rules. Current SEC rules define a related party transaction to include any transaction, arrangement or relationship in which Cohu is a participant and in which any of the following persons has or will have a direct or indirect interest:

- An executive officer, director or director nominee of Cohu.
- Any person who is known to be the beneficial owner of more than 5% of Cohu's common stock.
- Any person who is an immediate family member (as defined under Item 404 of Regulation S-K) of an executive officer, director or director nominee or beneficial owner of more than 5% of Cohu's common stock.
- Any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person, together with any other of the foregoing persons, has a 5% or greater beneficial ownership interest.

In addition, the Audit Committee is responsible for reviewing and investigating any matters pertaining to the integrity of management, including conflicts of interest and adherence to Cohu's Code of Business Conduct and Ethics. Under this Code, directors, officers and all other employees are expected to avoid any relationship, influence or activity that would cause or even appear to cause a conflict of interest. Cohu's Corporate Governance Guidelines require a director to promptly disclose to the Board any potential or actual conflict of interest. Under these Guidelines, the Board will determine an appropriate resolution on a case-by-case basis. All directors must recuse themselves from any discussion or decision affecting their personal, business or professional interests.

All related party transactions will be disclosed in Cohu's applicable filings with the SEC as required under SEC rules.

Other Matters

The Board is unaware of any other business to be presented for consideration at the Meeting. If, however, such other business should properly come before the Meeting, the proxies will be voted in accordance with the best judgment of the proxy holders. The shares represented by proxies received in time for the Meeting will be voted and if any choice has been specified the vote will be in accordance with such specification.

Stockholder Proposals - 2027 Annual Meeting

Stockholders are entitled to present proposals for action, including nominations for candidates for membership on Cohu's Board of Directors, at a forthcoming stockholders' meeting if they comply with the requirements of the proxy rules and Cohu's Bylaws. Any proposals intended to be presented at the 2027 Annual Meeting of Stockholders of Cohu must be received at Cohu's offices on or before December 3, 2026 to be considered for inclusion in Cohu's proxy statement and form of proxy relating to such meeting.

If a stockholder intends to submit a proposal at the 2027 Annual Meeting of Stockholders of Cohu, including nominations for candidates for membership on Cohu's Board of Directors, which proposal is not otherwise intended to be included in Cohu's proxy statement and form of proxy relating to such Meeting, the stockholder should provide Cohu with appropriate notice no earlier than November 5, 2026 and no later than December 3, 2026. If Cohu fails to receive notice of the proposal within such timeframe, any such proposal will be considered untimely, Cohu will not be required to consider or provide any information about the nature of the proposal in its proxy statement, and the proposal will not be submitted to the stockholders for approval at the 2027 Annual Meeting of Stockholders of Cohu.

In addition to satisfying the requirements of Cohu's Bylaws, including the earlier notice deadlines set forth above and therein, to comply with universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Cohu's nominees must also provide notice that sets forth the information required by Rule 14a-19 of the Securities Exchange Act of 1934, as amended, no later than April 6, 2026.

Annual Report on Form 10-K

Copies of Cohu's Annual Report on Form 10-K for the year ended December 27, 2025, as filed with the SEC are available to stockholders without charge upon written request addressed to Investor Relations, Cohu, Inc., 17087 Via Del Campo San Diego, CA 92127-1711. The Annual Report on Form 10-K is also available at www.cohu.com and http://www.sec.gov.

By Order of the Board of Directors,

Emily R. Lough
Secretary

San Diego, California
April 2, 2026

Voting Proposals

Proposal No. 1: Election of Directors

Cohu's Amended and Restated Certificate of Incorporation divides the directors into three classes whose terms expire at successive annual meetings over a period of three years. One class of directors is elected for a term of three years at each annual meeting with the remaining directors continuing in office. At the Meeting, three (3) Class 1 directors are standing for re-election for a term expiring in 2029. The shares represented by proxies in the accompanying form will be voted by the proxy holders in accordance with the instructions given by the voting stockholders. If no specific instructions are given, however, the shares will be voted for the election of the three (3) nominees named below. Should any nominee decline or become unable to accept nomination or election, which is not anticipated, the proxies will be voted for such substitute nominee as may be designated by a majority of the Board.

Each of the three (3) director nominees currently serve as a member of the Board, and there is no family relationship between the nominees, other directors or any of Cohu's officers. The following biographies describe the skills, qualities, attributes, and experience of the nominees that led our Board to determine that it is appropriate to nominate these directors. Biographies for each of our other continuing directors are also included below.

Required Vote

Nominees that receive a majority of the votes cast for such nominee's election (meaning the number of shares voted "For" a nominee must exceed the number of shares voted "Against" such nominee) will be elected as directors under Proposal No. 1. Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal. Abstentions and broker non-votes will have no effect on the election of directors.

Recommendation of the Board

The Board of Directors unanimously recommends a vote √ "FOR" the nominees named below.

Directors Whose Term Expires in 2029 (if elected) - Class 1

William E. Bendush Director since 2011 Age 77 **Board Committees:** Audit Committee (Chair) Nominating and Governance	**Business Experience and Other Directorships** Mr. Bendush is the retired Senior Vice President and Chief Financial Officer of Applied Micro Circuits Corporation ("AMCC"), a communications semiconductor company, and during his tenure an S&P 500 constituent company, where he served from 1999 to 2003. Mr. Bendush was a director of Microsemi Corp. from 2003 until the company was acquired in 2018, and also previously served as a director at Conexant Systems, Inc. (from 2008 to 2011) and Smartflex Systems, Inc. (from 1993 to 1999). **Experience Qualifications and Attributes** We believe Mr. Bendush's qualifications to sit on our Board include his extensive board and executive experience in the semiconductor industry and his experience with financial accounting matters for complex global organizations as well as his knowledge of business strategy. He has been a member of four public company audit committees and chaired three, and also served as Chair of Microsemi's compensation and nominating and governance committees during portions of his tenure there. Mr. Bendush qualifies as an "audit committee financial expert" under SEC guidelines.

Karen M. Rapp

Director since 2024

Age 58

Board Committees:

Audit Committee

Other Current Public Company Boards:

Microchip Technology Incorporated, Plexus Corp.

Business Experience and Other Directorships

Ms. Rapp served as chief financial officer of National Instruments Corporation from 2017 through January 2023. Prior to that, she served as Senior Vice President of Corporate Development of NXP Semiconductors N.V. Ms. Rapp also served in several positions at Freescale, including serving as Vice President and Chief Information Officer from April 2013 to December 2015 and as Director of Operations and Finance, Global Sales and Marketing from April 2010 to April 2013. Ms. Rapp also currently serves as a director of Microchip Technology, a position she has held since 2021 and where she serves as Chair of the compensation committee and a member of the audit committee; and as a director of Plexus Corp., a position she has held since 2018 and where she serves as a member of the compensation committee and a member of the audit committee.

Experience Qualifications and Attributes

We believe Ms. Rapp qualifications to sit on our Board include her extensive executive experience in the semiconductor industry and her experience with financial accounting matters for complex global organizations as well as her knowledge of business strategy. Ms. Rapp qualifies as an "audit committee financial expert" under SEC guidelines. Ms. Rapp offers a broad perspective in that she has been a member of public company compensation and nominating and governance committees and is presently also a member of one public company sustainability committee. Ms. Rapp has also earned her NACD Director Certification ® credential.

Nina L. Richardson

Director since 2019

Age 67

Board Committees:

Compensation Committee

Other Current Public Company Boards:

Resideo Technologies Inc., Silicon Laboratories Inc.

Business Experience and Other Directorships

Ms. Richardson served as chief operating officer of GoPro, Inc. from February 2013 to February 2015. Prior to that, she held several executive positions of increasing responsibility at Flex Ltd., a global electronics and manufacturing service provider, leading electronics manufacturing operations with over 1000 employees in multiple geographies. More recently, she served as managing director of Three Rivers Energy, Inc., a company she co-founded in 2004, until its sale in October of 2024 to Pilot Power. Ms. Richardson also currently serves as a director of Silicon Laboratories Inc., a position she has held since January 2016; and as a director of Resideo Technologies, Inc., a position she has held since October 2018. She also serves as a director at privately held technology company Tonal, a revolutionary strength and personal training platform and as a member of the board of managers of incubator, ExploraMed MSD1. She previously served as a director at Eargo, Inc. (from 2020 to 2022), Zayo Group Holdings, Inc. (from 2015 to 2018), Callidus Software, Inc. (from 2017 to 2018) and Silicon Graphics International Corp. ("SGI") (2016).

Experience Qualifications and Attributes

We believe Ms. Richardson's qualifications to sit on our Board include her extensive board and executive experience in engineering, manufacturing, sales, supply chain management and global operations. She has held executive positions in a variety of industry sectors including consumer electronics, technology, and manufacturing. Ms. Richardson offers a uniquely broad perspective in that she has been a member of six public company compensation committees and previously served as Chair of two public company nominating and governance committee.

Information Concerning Other Continuing Directors Not Standing for Election in 2026

Directors Whose Term Expires in 2027 - Class 2

Andrew M. Caggia Director since 2014 Age 77 **Board Committees:** Nominating and Governance (Chair)	**Business Experience and Other Directorships** Mr. Caggia is the retired Senior Vice President and Chief Financial Officer of SMSC, where he worked from 2000 until his retirement in 2006. Mr. Caggia also served as a director of SMSC from 2001 until its purchase by Microchip Technology Incorporated in 2012. Prior to SMSC, Mr. Caggia was Senior Vice President and Chief Financial Officer of General Semiconductor, Inc. from 1997 to 2000. **Experience Qualifications and Attributes** We believe Mr. Caggia's qualifications to sit on our Board include his extensive executive experience in the semiconductor industry and his experience with financial accounting matters for complex global organizations as well as his knowledge of business strategy. Mr. Caggia qualifies as an "audit committee financial expert" under SEC guidelines.

Yon Y. Jorden Director since 2021 Age 71 **Board Committees:** Audit Committee Nominating and Governance **Other Current Public Company Boards:** Alignment Healthcare, Inc.	**Business Experience and Other Directorships** Ms. Jorden is the retired Executive Vice President and Chief Financial Officer of AdvancePCS, a position she held from 2002 to 2004. Prior to that she served as chief financial officer of three other publicly traded companies: Informix, Oxford Health Plans and WellPoint, Inc. She currently serves as a director and is Chair of the audit committee of Alignment Healthcare, Inc., a position she has held since January 2022, and as a director for the not-for-profit Methodist Health System, a position she has held since 2008. She previously served as a director at Capstone Green Energy (from 2017 to 2025), Maxwell Technologies (from 2008 to 2017), BioScrip (from 2014 to 2015), Magnetek, Inc. (from 2004 to 2013) and U.S. Oncology (from 2008 to 2010). **Experience Qualifications and Attributes** We believe Ms. Jorden's qualifications to sit on our Board include her extensive board and financial executive experience across several industries and her experience with financial accounting matters for complex global organizations. Ms. Jorden qualifies as an "audit committee financial expert" under SEC guidelines. She has vast experience serving on seven different public company boards, including time serving as the chairperson of audit, compensation and nominating and governance committees. Ms. Jorden is also a board leadership fellow of the National Association of Corporate Directors, demonstrating her commitment and leadership as a board member.

Luis A. Müller Director since 2014 Age 56 **Other Current Public** **Company Boards:** Ralliant, Inc.	**Business Experience and Other Directorships** Dr. Müller has been the President and Chief Executive Officer of Cohu since December 28, 2014. He also currently serves as a director of Ralliant, Inc., a position he has held since August 2026. His previous roles at Cohu include serving as President of Cohu's Semiconductor Equipment Group ("SEG") from 2011 to 2014; Managing Director of Rasco GmbH from 2009 to 2011; Vice President of Delta Design's High Speed Handling Group from 2008 to 2009; and Director of Engineering at Delta Design from 2005 to 2008. Prior to joining Cohu, Dr. Müller spent nine years at Teradyne Inc., where he held management positions in engineering and business development. **Experience Qualifications and Attributes** We believe Dr. Müller's qualifications to sit on our Board include his extensive executive, including CEO, experience in the semiconductor equipment industry, broad knowledge of business development and strategy, semiconductor technologies, corporate governance and international operations.

Directors Whose Term Expires in 2028 - Class 3

Steven J. Bilodeau Director since 2009 Age 67 **Board Committees:** Compensation Committee (Chair) Nominating and Governance	**Business Experience and Other Directorships** Mr. Bilodeau is the retired President and Chief Executive Officer of Standard Microsystems Corporation ("SMSC"), a semiconductor manufacturer, where he served from 1999 until 2008. Mr. Bilodeau served as a director of Maxwell Technologies, Inc., from May 2016 and was appointed Chairperson in May 2017 until its sale to Tesla, Inc. in May 2019. Mr. Bilodeau also served as a director of SMSC from 1999 until 2012, including as SMSC's Chairperson of the Board from 2000 until 2012. Mr. Bilodeau also previously served as a director of NuHorizons Electronic Corp. (from 2009 to 2011), Conexant Systems, Inc. (from 2004 to 2011) and Gennum Corporation (from 2008 to 2012). **Experience Qualifications and Attributes** We believe Mr. Bilodeau's qualifications to sit on our Board include his extensive board and executive, including CEO, experience in the high technology and semiconductor industries and his knowledge of international operations, business strategy and corporate governance. Mr. Bilodeau was first appointed Lead Independent Director of the Board in May 2018.
James A. Donahue Director since 1999 (non-executive Director since 2015) Age 77	**Business Experience and Other Directorships** Mr. Donahue has been the non-executive Chairperson of Cohu since December 24, 2015. Prior to this he served as Executive Chairperson of Cohu from December 28, 2014 to December 24, 2015, and as Chairperson of the Board from 2010 until 2014. Mr. Donahue was President and Chief Executive Officer of Cohu from 2000 to 2014, and President and Chief Operating Officer of Cohu from 1999 to 2000. He also served concurrently as President of Delta Design, Inc., a wholly owned subsidiary of Cohu from 1983 to 2010. Mr. Donahue also previously served as a director of SMSC from 2003 until 2012. **Experience Qualifications and Attributes** We believe Mr. Donahue's qualifications to sit on our Board include his extensive board and executive, including CEO, experience in the semiconductor equipment industry and broad knowledge of business development and strategy, corporate governance and operations. Given these qualifications, the Board has determined that it is in the best interests of the Company and its stockholders for Mr. Donahue to continue serving on the Board.

Andreas W. Mattes

Director since 2022

Age 64

Board Committees:

Compensation Committee

Other Current Public Company Boards:

ams-OSRAM AG

AT&S AG

Business Experience and Other Directorships

Mr. Mattes is the retired Chief Executive Officer, President and board member of Coherent, Inc., a position he held from April 2020 to July 2022. From June 2019 until joining Coherent, he was a Senior Advisor to McKinsey & Company. From 2013 to 2017, he was the Chief Executive Officer and board member of Diebold Nixdorf Incorporated, and also served as its President from 2013 to 2016. Prior to that, Mr. Mattes was Senior Vice President, Global Strategic Partnerships at Violin Memory in 2013. He has also held various senior management positions with Hewlett-Packard Co. From 2008 to 2011, he was the Senior Vice President and General Manager of Hewlett Packard's Enterprise Services for the Americas, and from 2006 to 2008, he was Hewlett Packard's Chief Sales Officer for the Enterprise Business. Mr. Mattes spent the first 20 years of his career, from 1985 to 2005, at Siemens, holding a variety of senior leadership positions. Mr. Mattes has over 20 years of public board experience on three continents and he currently also serves on the board of ams-OSRAM AG, a position he has held since June 2023. Mr. Mattes joined the Supervisory Board of AT&S AG (Austria Technologie & Systemtechnik) in July 2025 and was appointed Chairman at that time. He previously served on the board of Velodyne Lidar, Inc., from 2022 until its merger with Ouster in February 2023 (2022-2023).

Experience Qualifications and Attributes

We believe Mr. Mattes' qualifications to sit on our Board include his substantial technology industry experience, experience as Chief Executive Officer and board member of publicly traded companies, and extensive experience in managing large global businesses, sales organizations and mergers and acquisitions.

Proposal No. 2: Advisory Vote to Approve Named Executive Compensation

At our 2023 annual meeting, our Board recommended and our stockholders approved holding an advisory vote on the compensation of our NEOs every year. Accordingly, as required by Section 14A of the Securities Exchange Act of 1934, as amended, we are asking our stockholders to cast an advisory vote to approve the compensation of our NEOs as described in this proxy statement.

At last year's annual meeting, we provided our stockholders with the opportunity to cast an advisory vote regarding the compensation of our NEOs as disclosed in the proxy statement for the 2025 Annual Meeting of Stockholders. At our 2025 Annual Meeting, our stockholders approved the proposal, with approximately 98.1% of the votes cast voting in favor of the proposal. The next advisory vote regarding the compensation of our NEOs is expected to be held at the 2027 annual meeting of stockholders

We value the opinions of our stockholders and will continue to consider the outcome of future say-on-pay votes, as well as feedback received throughout the year, when making compensation decisions for our executive officers, including the NEOs. This year, we are again asking our stockholders to vote "FOR" the compensation of our NEOs as disclosed in this proxy statement.

Compensation Program and Philosophy

As described under the Compensation Discussion and Analysis section of this proxy statement (the "CD&A"), the Compensation Committee has structured our executive compensation program to achieve the following key objectives:

- To pay for performance;
- To attract, motivate and retain talented executive officers;
- To motivate progress toward Company-wide financial and business objectives while balancing rewards for short-term and long-term performance; and
- To align the interests of our executive officers with those of stockholders.

We urge stockholders to read the CD&A beginning on page 20 of this proxy statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative, which provide detailed information on the compensation of our NEOs. The Compensation Committee and the Board of Directors believe that the policies and procedures articulated in the CD&A are effective in achieving our goals and that the compensation of our NEOs reported in this proxy statement has contributed to Cohu's recent and long-term success.

Required Vote

A majority of the votes cast is required for a non-binding approval of Proposal No. 2. Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal. Abstentions and broker non-votes will have no effect on the approval of this proposal.

Recommendation of the Board

For the above reasons, we are asking our stockholders to indicate their support for the compensation of our NEOs as described in this proxy statement by voting in favor of the following resolution:

"RESOLVED, that the stockholders of Cohu approve, in a non-binding vote, the compensation of Cohu's NEOs as disclosed pursuant to the CD&A, the tabular disclosure regarding such compensation, and the accompanying narrative disclosure set forth in the proxy statement relating to Cohu's 2026 Annual Meeting of Stockholders."

Even though this say-on-pay vote is advisory and therefore will not be binding on Cohu, the Compensation Committee and the Board value the opinions of our stockholders. Accordingly, to the extent there is a significant vote against the compensation of our NEOs, we will consider our stockholders' concerns and the Compensation Committee will evaluate what actions may be necessary or appropriate to address those concerns.

The Board of Directors unanimously recommends a vote √ "FOR" approval, on an advisory basis, of the resolution on executive compensation.

Proposal No. 3: Approve an Amendment to our Amended and Restated Certificate of Incorporation to Increase the Number of Authorized Shares of Common Stock from 90,000,000 to 150,000,000 Shares

We are seeking stockholder approval of an amendment to our Amended and Restated Certificate of Incorporation that would increase the number of authorized shares of common stock from 90,000,000 to 150,000,000 shares in order to support, among other things, the additional share issuances of Common Stock under the 2026 Plan as well as reserves required under our 1.5% convertible senior notes due 2031 (the "2031 Notes"). The proposed Certificate of Amendment to the Amended and Restated Certificate of Incorporation (the "Certificate of Amendment") is attached hereto as **Appendix B**.

The newly authorized shares of common stock would have the same rights as the currently outstanding shares of our common stock. As of March 16, 2026, 46,903,489 shares of our common stock were issued and outstanding, 2,105,011 shares were subject to existing awards under our equity compensation plans, and 15,685,593 shares of our common stock were reserved for future issuance under our equity compensation plans as well as possible satisfaction of our obligations under the 2031 Notes. Accordingly, 64,694,093 (or 71.9%) of the 90,000,000 authorized shares of our common stock are currently issued or reserved while only 25,305,907 (or 28.1%) of the authorized shares of our common stock remain available for future issuance.

We believe that it would be prudent and advisable to have the additional shares available to provide additional flexibility regarding the potential use of shares of common stock for business and financial purposes in the future. Having an increased number of authorized but unissued shares of common stock would allow us to take prompt action with respect to corporate opportunities that may arise, without the delay and expense of convening a special meeting of stockholders for the purpose of approving an increase in our authorized shares. The additional shares could be used for various purposes without further stockholder approval. These purposes may include: (i) raising capital, if we have an appropriate opportunity, through offerings of common stock or securities that are convertible into common stock; (ii) expanding our business through potential strategic transactions, including mergers, acquisitions, and other business combinations or acquisitions of new technologies or products; (iii) establishing strategic relationships with other companies; (iv) exchanges of common stock or securities that are convertible into common stock for other outstanding securities; (v) providing equity incentives to attract and retain employees, officers or directors; and (vi) other purposes. However, at this time, beyond ongoing equity grants under our equity compensation plans in the ordinary course of business or potential satisfaction of our obligations under the 2031 Notes, we have no imminent plans, arrangements or understandings for any transactions that would involve the issuance of such additional authorized shares.

If the proposed amendment is approved by our stockholders, the additional authorized shares of common stock would have rights identical to our currently outstanding common stock. Our Amended and Restated Certificate of Incorporation also currently authorizes the issuance of 1,000,000 shares of preferred stock, none of which are issued or outstanding.

The proposed amendment to our Amended and Restated Certificate of Incorporation would not change the authorized number of shares of preferred stock. Future issuances of shares of common stock or securities convertible into shares of common stock could have a dilutive effect on our earnings per share, book value per share and the voting interest and power of current stockholders since holders of common stock are not entitled to preemptive rights.

SEC rules require disclosure of the possible anti-takeover effects of an increase in authorized capital stock and other charter and bylaw provisions that could have an anti-takeover effect. Although we have not proposed the increase in the number of authorized shares of common stock with the intent of using the additional shares to prevent or discourage any actual or threatened takeover of the Company, under certain circumstances, such shares could have an anti-takeover effect. The additional shares could be issued to dilute the stock ownership or voting rights of persons seeking to obtain control of the Company or could be issued to persons allied with the Board or management and thereby have the effect of making it more difficult to remove directors or members of management by diluting the stock ownership or voting rights of persons seeking to affect such a removal. Accordingly, if the proposed amendment is approved, the additional shares of authorized common stock may render more difficult or discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of common stock, or the replacement or removal of members of the Board or management.

Following stockholder approval of this proposal, the authorized share increase would be implemented by our filing the Certificate of Amendment with the Secretary of State of the State of Delaware. However, at any time prior to the effectiveness of the filing of the Certificate of Amendment with the Secretary of State of the State of Delaware, the Board reserves the right to abandon this proposal and to not file the Certificate of Amendment, even if approved by the stockholders of the Corporation, if the Board, in its discretion, determines that such amendment is no longer in the best interests of the Corporation or its stockholders.

Required Vote

The affirmative vote of the holders of a majority of the issued and outstanding shares of the Company's common stock as of the record date is required to approve Proposal No. 3. If you hold your shares through a broker and you do not instruct the broker on how to vote on this "routine" proposal, your broker will nevertheless have authority to vote your shares on this "routine" proposal in your broker's discretion as such we do not expect any broker non-votes on this Proposal No. 3. Abstentions will have the effect of a vote "Against" this proposal.

 Effective as of August 1, 2023, Section 242 of the Delaware General Corporate Law ("DGCL") was amended to add subsection (d), which, among other things, modifies the voting standard for the approval by stockholders of a Delaware corporation of an amendment to the corporation's certificate of incorporation under certain circumstances to implement an increase or decrease in the number of authorized shares of one or more classes of the capital stock of the corporation. Prior to this amendment of Section 242, Delaware corporations were required to obtain the affirmative vote of a majority of the voting power of the outstanding shares entitled to vote on such a proposal, which is consistent with our current Amended and Restated Certificate of Incorporation in its current form. Pursuant to new Section 242(d)(2) of the DGCL, unless otherwise required by a corporation's charter, the threshold for stockholder approval of a charter amendment to implement an increase or decrease in the number of authorized shares of a class of capital stock of a corporation is now the affirmative vote of a majority of the votes cast, so long as (a) the applicable class of shares is listed on a national securities exchange immediately before the charter amendment becomes effective and (b) the corporation will meet exchange listing requirements concerning minimum number of stockholders immediately after the amendment becomes effective.   For this Proposal No. 3, we are seeking a vote consistent with our existing Amended and Restated Charter; provided, however, in the future we may seek a required vote consistent with DGCL 242(d) as recently revised.

Recommendation of the Board

The Board of Directors unanimously recommends a vote √ "FOR" approval of an amendment to our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 90,000,000 to 150,000,000 shares.

Proposal No. 4: Approval of the Cohu, Inc. 2026 Equity Incentive Plan

We are asking stockholders to approve the Cohu, Inc. 2026 Equity Incentive Plan (the "2026 Plan"). The Board of Directors adopted the 2026 Plan on March 20, 2026, subject to its approval by stockholders. The 2026 Plan is the successor to the Cohu, Inc., 2005 Equity Incentive Plan ("2005 Plan"). Once approved by shareholders, (i) no additional awards may be granted under the 2005 Plan; (ii) any Returning Shares will become available for issuance pursuant to Awards granted under the 2026 Plan; and (iii) all awards granted under the 2005 Plan that are outstanding on the Effective Date will remain subject to the terms of the 2005 Plan (except to the extent such outstanding awards result in Returning Shares that become available for issuance pursuant to Awards granted under this Plan)

Requested Share Authorization

The 2026 Plan empowers the Compensation Committee to provide incentive compensation in the form of stock options, stock appreciation rights, restricted stock and stock units, performance shares and units, other stock-based awards, and cash-based awards. Under the 2026 Plan, the initial reserve will be a maximum of 3,400,000 shares, consisting of the sum of:

- 3,400,000 new additionally requested shares
- less one share for each share subject to any award granted under the 2005 Plan between March 20, 2026, and prior to the date of the Annual Meeting

In no event shall the number of shares subject to any equity award granted under the 2005 Plan after March 20, 2026, and prior to the annual meeting exceed 10,000 shares. As further described below, the share reserve will automatically increase by an additional number of shares which is equal to any shares subject to outstanding awards granted under 2005 Plan that are outstanding as of the annual meeting, and with respect to grants made under the 2026 Plan after the annual meeting date, that may subsequently be forfeited after the annual meeting due to expiration or failure to vest or which are instead settled in cash.

Our Board recommends stockholders approve the 2026 Plan to promote our long-term growth and profitability by aligning the interests of our key employees with those of other stockholders and providing additional incentives to enhance stockholder value.

Our Board believes that Cohu's success is due to its highly talented employee base and that future success depends on our ability to continue attracting and retaining high-caliber employees. Our ability to grant equity awards is a necessary and powerful recruiting and retention tool to maintain and create stockholder value. Apart from our broad-based 1997 Employee Stock Purchase Plan (see Proposal No. 5 in this proxy statement), the 2005 Plan is our only active current employee equity incentive plan. As a result, we believe that the current authorized number of shares under the 2005 Plan is completely inadequate to provide reasonable incentives to our employees going forward. Non-approval of the 2026 Plan may compel us to increase the cash component of employee compensation because the Company would need to replace components of compensation previously delivered through equity awards.

If this proposal is approved, the 2026 Plan will become effective on the date of the annual meeting and the 2005 Plan will terminate.

In connection with our share-based compensation programs, we are committed to using equity incentive awards prudently and within reasonable limits. We closely monitor our share award annual "burn rate." Our annual burn rate is determined by dividing a) two-times the number of our common shares subject to "full-value" time-based awards we grant during a fiscal year (currently all in the form of RSUs) and the performance share units ("PSUs") that are earned and become vested based on the achievement of the applicable performance goals during the fiscal year by b) the weighted average number of our shares of common stock outstanding during that fiscal year. We do not include deferred stock unit awards issued in lieu of cash compensation of equal value in determining the burn rate illustrated in the following table.

Fiscal Year	Options Granted	RSUs Granted	PSUs Vested[1]	Total RSUs Granted and PSUs Vested	Weighted Average Common Share Outstanding	Burn Rate
2025	-	902,256	70,004	972,260	46,723,047	4.16%
2024	-	407,217	62,680	469,897	46,908,260	2.00%
2023	-	357,504	257,845	615,349	47,486,284	2.59%
3-Year Average	-	555,659	130,176	685,835	47,039,197	2.92%

(1) Represents the number of PSUs which were earned and became vested in the fiscal year and which are reported as "Released" in our annual report on Form 10-K for the applicable fiscal year. In fiscal year 2025, 2024 and 2023 we granted 396,708 PSUs, 202,521 PSUs and 207,073 PSUs, respectively. For additional information on the number of our PSUs outstanding, granted, vested and cancelled for each fiscal year, please see our annual report on Form 10-K for such fiscal year.

On March 16, 2026, the closing price of our common stock on the Nasdaq Global Select Market was $28.58 per share. As of March 16, 2026, 46,903,489 shares of our common stock were outstanding. The table below presents the number of shares that were subject to outstanding equity awards as of March 16, 2026.

Outstanding Award Type	Number of Shares
Restricted stock units	1,269,479
Performance stock units[1]	835,532
Total shares subject to outstanding awards	2,105,011
Number of shares remaining available for grant	1,314,460

(1) The number of PSUs that are outstanding as of March 16, 2026, reflects the target number of shares. Up to 200% of the target number of PSUs may be earned based on satisfaction of the applicable performance goals.

In determining the number of shares to request for approval under the 2026 Plan, our Compensation Committee considered various factors, including our recent share usage, anticipated hiring needs in the next two years, potential dilution, our current stock price, recent experiences in the equity awards expected by new hire candidates, and general guidance from institutional proxy advisory firms, such as ISS, that our stockholders might consider in evaluating the 2026 Plan .

Based on our current equity award practices, the Compensation Committee estimates that the additional shares that would be authorized by the 2026 Plan may be sufficient to provide us with an opportunity to grant equity awards for approximately three (3) years. Circumstances that could alter this estimate include the future price of our common shares, the mix of options and full-value awards provided as long-term incentive compensation, grant amounts provided by our competitors, payout of performance-based awards in excess of target in the event of superior performance, hiring activity, and promotions during the next few years.

Our Board adopted the 2026 Plan on March 20, 2026, subject to approval by our stockholders. If stockholders do not approve the 2026 Plan, the 2005 Plan will not terminate and we can continue to grant awards under the 2005 Plan

Highlights of the 2026 Plan

The 2026 Plan continues to contain provisions that are included in the 2005 Plan that we believe are consistent with best practices in equity compensation and which protect the stockholders' interests, as described below.

No evergreen authorization. The 2026 Plan does not have an evergreen provision

Gross share counting. The 2026 Plan generally provides for gross share counting. The number of shares remaining available for grant under the 2026 Plan is reduced by the gross number of shares subject to options and stock appreciation rights, including those settled on a net basis, and any shares withheld for taxes in connection with the vesting or settlement of any award will not again be available for the future grant of awards. Further, any shares of our common stock we repurchase in the open market with option exercise proceeds will not increase the maximum number of shares that may be issued under the 2026 Plan.

Minimum vesting. The 2026 Plan requires each award to have a minimum vesting period of one year, except for (i) substitute awards granted in connection with a transaction, (ii) shares delivered in lieu of fully vested cash obligations, (iii) awards to non-employee directors that vest on the earlier of the one year anniversary of grant and the next annual meeting of stockholders that is at least 50 weeks after the immediately preceding years' annual meeting of stockholders, (iv) 5% of the aggregate number of shares authorized for issuance under the 2026 Plan, or (v) if vesting is accelerated upon a participant's retirement, death or disability or in connection with a change in control.

No automatic vesting upon a change in control. The 2026 Plan does not provide for automatic acceleration of award vesting upon a change in control, except for any non-employee director awards which will automatically accelerate vesting upon a change in control. An acquiring corporation may assume, continue or substitute new awards for outstanding awards, and if it does so, the vesting of the outstanding awards will generally not accelerate on the change in control. The vesting of awards that are not assumed, continued or replaced by a publicly held corporation will be accelerated. The plan administrator has the discretion to accelerate the vesting of outstanding awards or to require that participants exchange outstanding stock-based awards for a payment in cash.

Prohibition on repricing. The 2026 Plan prohibits the repricing of options or stock appreciation rights without the approval of our stockholders, including the cancellation and replacement of options or stock appreciation rights with a grant of options or stock appreciation rights having lower exercise prices, a grant of full-value awards or payments in cash.

No discounted options or stock appreciation rights. Options and stock appreciation rights must have an exercise price or base price at or above the fair market value per share of our common stock on the date of grant.

No tax gross-ups. The 2026 Plan does not provide for any tax gross-ups.

No liberal change-in-control definition. Under the 2026 Plan, a change in control occurs upon the consummation of the transaction rather than the announcement or stockholder approval of the transaction.

Limitation on dividends and dividend equivalents. Any dividends or dividend equivalents payable in connection with an award will be subject to the same restrictions as the underlying award and will not be paid until and unless such award vests or is settled, if later.

Limited Transferability. Awards are not transferable except by will or by the laws of descent and distribution, or pursuant to a domestic relations order.

Awards Subject to Clawback. All awards granted under the 2026 Plan are subject to forfeiture or recovery to the fullest extent required by the listing standards of the Nasdaq or any current or future clawback policy that may be adopted by the Company.

Summary of the 2026 Plan

A summary of the principal provisions of the 2026 Plan is set forth below, subject to stockholder approval. The summary does not purport to be a complete description of all of the provisions of the 2026 Plan and is qualified by reference to the full text of the 2026 Plan, a copy of which is attached as **Appendix C** to this Proxy Statement.

General. The purpose of the 2026 Plan is to advance the interests of the Company by providing an incentive program that will enable the Company to attract and retain employees, consultants and directors upon whose judgment, interest and efforts the Company's success is dependent and to provide them with an equity interest in the success of the Company in order to motivate superior performance. These incentives may be provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares (which may consist of performance share units ("PSUs"), deferred stock units ("DSUs"), performance units, certain other stock-based awards and cash-based performance awards). Incentive stock options granted under the 2023 Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, which is referred to as "the Code" in this Proposal. Nonstatutory stock options granted under the 2026 Plan are not intended to qualify as incentive stock options under the Code.

Authorized Shares. The maximum aggregate number of shares authorized for issuance under the 2026 Plan is the sum of the following:

- 3,400,000, new additionally requested shares
- less one share for each share subject to any award granted under the 2005 Plan between March 20, 2026 and prior to the date of the annual meeting.

In no event shall the number of shares subject to any equity award granted under the 2005 Plan after March 20, 2026 and prior to the annual meeting exceed 10,000 shares. If any stock option or stock appreciation right previously granted under the 2005 Plan or granted under the 2026 Plan expires or is forfeited, cancelled or terminated for any reason without having been exercised, or if any awards are not issued pursuant to full-value awards because such award or any portion thereof expires or otherwise terminates without all of the shares covered having been issued, are not issued because such award is settled in cash, or if shares subject to forfeiture or repurchase are forfeited or repurchased by the Company for an amount not greater than the purchase price, any such shares that are reacquired or subject to such a terminated award will again become available for issuance under the 2026 Plan. Upon any stock dividend, stock split, reverse stock split, recapitalization or similar change in our capital structure, appropriate adjustments will be made to the shares subject to the 2026 Plan, to the award limits described below and to all outstanding awards. However, shares will not again become available for issuance under the 2026 Plan if they are (i) withheld or surrendered to satisfy tax withholding obligations or (ii) surrendered in payment of the purchase or exercise price of an option or stock appreciation right.(either by means of a cashless exercise, attestation or actual surrender of shares).

Limitation on Awards and Other Compensation to Nonemployee Directors. The 2026 Plan provides for an annual limit of $750,000 for compensation awarded to any nonemployee director during each calendar year, including both shares of stock subject to 2026 Plan awards (calculating the value of any such awards based on the grant date fair value of such awards for financial reporting purposes) and any cash fees paid to such nonemployee director (but excluding any expense reimbursements or distributions from any deferred compensation program.

Administration. The 2026 Plan is administered by the Compensation Committee of the Board of Directors, or, in the absence of such committee, by the Board of Directors. To the extent permitted by applicable law and the terms of the 2026 Plan, the Committee may delegate to the appropriate officers of Cohu the authority to grant, amend, modify, cancel, extend or renew awards to persons other than directors or executive officers whose transactions are subject to Section 16 of the Exchange Act, as amended (for purposes of this summary, the term "Committee" refers to either such committee, the Board of Directors and any of Cohu's officers to whom such authority may be delegated as provided in the 2026 Plan, to the extent such delegation is applicable). Subject to the provisions of the 2026 Plan, the Committee determines in its discretion the persons to whom and the times at which awards are granted, the types and sizes of such awards, and all of their terms and conditions. All awards granted under the 2026 Plan must be evidenced by a written agreement between the Company and the participant specifying the number of shares subject to the award and the other terms and conditions of the award, consistent with the requirements of the 2026 Plan. The Committee may amend, cancel, renew any award, waive any restrictions or conditions applicable to any award, and accelerate, continue, extend or defer the vesting of any award. The 2026 Plan provides, subject to certain limitations, for indemnification by the Company of any director, officer or employee against all reasonable expenses, including attorneys' fees, incurred in connection with any legal action arising from such person's action or failure to act in administering the 2026 Plan. The Committee will interpret the 2026 Plan and awards granted thereunder, and all determinations of the Committee will be final and binding on all persons having an interest in the 2026 Plan or any award.

Prohibition of Option and SAR Repricing. The 2026 Plan expressly provides that, without the approval of a majority of the votes cast in person or by proxy at a meeting of our stockholders, the Committee may not provide for any of the following with respect to underwater options or stock appreciation rights: (1) either the cancellation of such outstanding options or stock appreciation rights in exchange for the grant of new options or stock appreciation rights at a lower exercise price or the amendment of outstanding options or stock appreciation rights to reduce the exercise price, (2) the issuance of new full-value awards in exchange for the cancellation of such outstanding options or stock appreciation rights, or (3) the cancellation of such outstanding options or stock appreciation rights in exchange for payments in cash.

Minimum Vesting. No more than 5% of the aggregate number of shares authorized under the 2026 Plan may be issued pursuant to awards that provide for vesting over a period of less than one year. This minimum vesting requirement will not prohibit the vesting of (i) substitute awards granted in connection with a transaction, (ii) shares delivered in lieu of fully vested cash obligations, (iii) awards to non-employee directors that vest on the earlier of the one year anniversary or grant and the next annual meeting of stockholders that is at least 50 weeks after the immediately preceding years' annual meeting of stockholders, (iv) 5% of the aggregate number of shares authorized for issuance under the 2026 Plan or (v) accelerating the vesting of awards in connection with a "Change in Control," as defined by the 2026 Plan, or upon a participant's retirement, death or disability.

Eligibility. Awards other than incentive stock options may be granted to employees, directors and consultants of the Company or any present or future parent or subsidiary corporations of the Company. Incentive stock options may only be granted to employees of the Company or any present or future parent or subsidiary corporations of the Company. As of March 16, 2026, the Company had approximately 2,800 employees, 41 consultants and 8 non-employee directors who would be eligible to receive awards under the 2026 Plan if it were effective as of such date.

Stock Options and Stock Appreciation Rights. The following is a general description of the terms of stock options and stock appreciation rights that may be awarded under the 2026 Plan. Individual grants may have different terms, subject to the overall requirements of the 2026 Plan

The exercise price of each option may not be less than the fair market value of a share of our common stock on the date of grant. However, any incentive stock option granted to a person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any parent or subsidiary corporation of the Company (a "Ten Percent Stockholder") must have an exercise price equal to at least 110% of the fair market value of a share of common stock on the date of grant.

The 2026 Plan provides that the option exercise price may be paid: (1) in cash, check or a cash equivalent; (2) by cashless exercise or tender of shares of common stock of the Company subject to attestation to the ownership of the shares and to having a fair market value not less than the exercise price; (3) by net exercise whereby the number of shares issuable upon the exercise of the option is reduced by a number of shares having a fair market value equal to the exercise price; (4) in any other form of payment as may be approved by the Committee; or (5) by a combination of the above forms of payment. Nevertheless, the Committee may restrict the forms of payment permitted in connection with any option grant. No option may be exercised unless the optionee has made adequate provision for federal, state, local and foreign taxes, if any, relating to the exercise of the option, including, if permitted or required by the Company, through the optionee's surrender of a portion of the option shares to the Company.

Options and stock appreciation rights granted under the 2026 Plan will become vested and exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Committee, subject to the minimum vesting requirements described above and the continued service of the holder. The maximum term of any option or stock appreciation right granted under the 2026 Plan is ten years, provided that an incentive stock option granted to a Ten Percent Stockholder must have a term not exceeding five years. The Committee will specify in each written option or stock appreciation right agreement, and solely in its discretion, the period of post-termination exercise applicable to each option or stock appreciation right.

Generally, stock options and stock appreciation rights are nontransferable by the holder other than by will or by the laws of descent and distribution, and are exercisable during the holder's lifetime only by the holder. However, a nonstatutory stock option may be assigned or transferred to the extent permitted by the Committee in its sole discretion, other than to a third party financial institution for value.

The number of shares issued under the 2026 Plan pursuant to the exercise of incentive stock options may not exceed 3,400,000 shares.

Restricted Stock Awards. The Committee may grant restricted stock awards under the 2026 Plan specifying the number of shares of stock subject to the award and including such terms and conditions as the Committee shall from time to time establish. The Committee determines the purchase price payable under restricted stock purchase rights, which may be less than the then current fair market value of Cohu's common stock, or may grant restricted stock without any purchase price. Restricted stock awards may be subject to vesting conditions specified by the Committee based on service or performance criteria. Participants may not transfer shares acquired pursuant to a restricted stock award until the shares vest. Unless otherwise provided by the Committee, participants forfeit any unvested shares of restricted stock upon termination of service. Participants holding restricted stock generally may vote the shares and receive any dividends paid; however, no dividends or distributions will be paid on shares of stock subject to vesting conditions except to the extent that such vesting conditions are satisfied, and the restrictions on the original restricted stock award apply to adjustments made upon a change in the capital structure of Cohu, and any substituted or additional securities or property arising from such award.

Restricted Stock Units. The Committee may grant restricted stock units under the 2026 Plan which represent a right to receive shares of our common stock at a future date determined in accordance with the participant's award agreement. No monetary payment is required for receipt of restricted stock units or the shares issued in settlement of the award, the consideration for which is furnished in the form of the participant's services to the Company. The Committee may grant restricted stock unit awards subject to vesting conditions based on such service or performance criteria as the Committee specifies, subject to the minimum vesting requirements described above. Participants have no voting rights or rights to receive cash dividends with respect to restricted stock unit awards until the restricted stock units vest and shares of common stock are issued in settlement of such awards. Non-employee directors who elect to defer settlement of their RSU shares are eligible to receive dividend equivalents during the deferral period and are paid when the award is ultimately settled at the deferred settlement date. The Committee may grant restricted stock units that entitle their holders to receive dividend equivalents, which are rights to receive additional restricted stock units for a number of shares whose value is equal to any cash dividends we pay and that are subject to the same vesting conditions and settled at the time that the vested restricted stock units are settled. Any dividend equivalents are subject to the same restrictions and risk of forfeiture as the underlying award.

Performance Awards. The Committee may grant performance awards subject to such conditions and the attainment of such performance goals over such periods as the Committee determines, subject to the minimum vesting requirements described above. The performance goals are set forth in a written agreement between the Company and the participant. These awards may be designated as performance shares (which may include performance units) or as cash-settled performance units or other cash-based performance bonuses.

Performance shares may be granted in the form of restricted stock or performance units and represent the right to earn or receive shares subject to attainment of performance goals. Performance units represent the right to receive a cash payment, the amount of which is determined by reference to the value of a specified number of our shares, subject to the attainment of performance goals. Cash-based performance bonuses represent the right to receive a cash payment determined pursuant to such formula and other terms as determined by the Committee, subject to the attainment of performance goals.

Performance awards will specify a predetermined amount of cash or shares that may be earned by the participant to the extent that one or more performance goals are attained within the applicable performance period. In granting a performance award, the Committee will establish one or more performance goals based on the attainment of specified target levels with respect to one or more measures of objective or subjective business, financial, or individual performance or other performance criteria as may be selected by the Committee.

Following completion of the applicable performance period, the Committee will determine the extent to which the applicable performance goals have been attained and the resulting value to be paid, or number of shares to be issued to or otherwise earned by the participant. The Committee may make positive or negative adjustments to performance award payments to reflect individual job performance or other factors. In its discretion, the Committee may provide for the payment to a participant awarded performance shares of dividend equivalents with respect to cash dividends paid on the Company's common stock, provided that the dividend equivalents will be paid only to the extent that the performance award becomes vested and nonforfeitable.

No performance award may be sold or transferred other than by will or the laws of descent and distribution prior to the end of the applicable performance period.

Deferred Stock Unit Awards. Deferred stock unit awards may be granted in lieu of payment in cash or stock of all or any portion of such participant's cash and/or stock compensation. Deferred stock units are unfunded bookkeeping units, each representing a right to receive one share of our common stock in accordance with the terms and conditions of a deferred stock unit award agreement.

Deferred stock unit awards granted in lieu of earned cash compensation are fully vested upon grant and will be settled by distribution to the participant of a number of whole shares of common stock equal to the number of units subject to the award on a date set forth in the participant's written agreement in accordance with the terms of the 2026 Plan at the time of his or her advance election. Such deferred stock units granted in lieu of earned cash compensation are not subject to the minimum vesting requirements described above. The Committee may also grant deferred stock units that are linked to the achievement of performance goals or other vesting criteria, in which case they would be subject to the minimum vesting requirements.

A holder of a deferred stock unit has no voting rights or other rights as a stockholder until shares of common stock are issued to the participant in settlement of the deferred stock unit. However, the Committee may grant deferred stock units entitling their holders to be credited with dividend equivalents with respect to any payment of cash dividends on an equivalent number of shares of common stock. Such dividend equivalents will be credited in the form of additional whole and fractional units determined by the fair market value of a share of common stock on the dividend payment date and will be paid to the holder at the same time that the deferred stock units are settled. Prior to settlement, no deferred stock unit may be assigned or transferred other than by will or the laws of descent and distribution.

Other Stock-Based Awards. The 2026 Plan permits the Committee to grant other awards based on Cohu's stock or based on dividends paid on its stock. Participants have no voting rights or rights to receive cash dividends with respect to other awards until shares of common stock are issued in settlement of such awards. At its discretion, the Committee may provide for the payment of dividend equivalents (which will be subject to the same restrictions and risks of forfeiture as the underlying award) with respect to cash dividends paid on Cohu's common stock that are subject to such awards.

Change in Control. The 2026 Plan defines a "Change in Control" of the Company as any of the following events upon which the stockholders of the Company immediately before the event do not retain immediately after the event, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately before the event, direct or indirect beneficial ownership of a majority of the total combined voting power of the voting securities of the Company, its successor or the corporation to which the assets of the Company were transferred: (i) a sale or exchange by the stockholders in a single or series of related transactions of more than 50% of the Company's voting stock; (ii) a merger or consolidation in which the Company is a party; (iii) the sale, exchange or transfer of all or substantially all of the assets of the Company; or (iv) a liquidation or dissolution of the Company.

If a Change in Control occurs, the surviving, continuing, successor or purchasing corporation or parent corporation thereof may, without any participant's consent, assume or continue any or all outstanding awards or substitute substantially equivalent new awards for any or all outstanding awards. The 2026 Plan also authorizes the Committee, in its discretion and without the consent of any participant, to cancel each or any award denominated in shares of stock upon a Change in Control in exchange for a payment to the participant with respect each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the Change in Control transaction over the exercise or purchase price per share, if any, under the award. The Committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all awards held by members of the Board who are not employees will automatically be accelerated in full.

Any award not assumed, exercised or settled prior to the Change in Control will terminate effective as of the time of the change in control. The 2026 Plan authorizes the Committee, in its discretion, to provide for different treatment of any award, as may be specified in such award's written agreement, which may provide for acceleration of the vesting or settlement of any award, or provide for longer periods of exercisability, upon a Change in Control.

Termination or Amendment. The Board may terminate or amend the 2026 Plan at any time, provided that no amendment may be made without stockholder approval if the Board deems such approval necessary for compliance with any applicable tax or securities law or other regulatory requirements, including the requirements of any stock exchange or market system on which the common stock of the Company is then listed. Incentive stock option awards will not be granted under the 2026 Plan later than the tenth anniversary of the date the Board or Committee most recently approved the applicable number of shares issuable under the 2026 Plan pursuant to the exercise of incentive stock options, or if earlier, the tenth anniversary of the date the stockholders most recently approved the applicable number of shares issuable under the 2026 Plan pursuant to the exercise of incentive stock options. No termination or amendment may affect any outstanding award unless expressly provided by the Board, and, in any event, may not materially adversely affect an outstanding award without the consent of the participant unless necessary to comply with any applicable law, regulation or rule.

Summary of U.S. Federal Income Tax Consequences

The following is only a summary of the United States federal income tax consequences to participants who receive 2026 Plan awards and does not purport to be complete. Interested parties and participants should refer to the applicable provisions of the Code. The summary does not address other taxes such as state and local income taxes, federal and state estate, inheritance and gift taxes and foreign taxes. Each participant should consult his or her own tax advisor concerning the tax consequences of the 2026 Plan.

Incentive Stock Options. An optionee recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. Optionees who neither dispose of their shares within two years following the date the option was granted nor within one year following the exercise of the option will normally recognize a capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. If an optionee satisfies such holding periods upon a sale of the shares, the Company will not be entitled to any deduction for federal income tax purposes. If an optionee disposes of shares within two years after the date of grant or within one year after the date of exercise (a "disqualifying disposition"), the difference between the fair market value of the shares on the determination date (see discussion under "Nonstatutory Stock Options" below) and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the optionee upon the disqualifying disposition of the shares generally should be deductible by the Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

The difference between the option exercise price and the fair market value of the shares on the determination date of an incentive stock option (see discussion under "Nonstatutory Stock Options" below) is treated as an adjustment in computing the optionee's alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. Special rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to optionees subject to the alternative minimum tax.

Nonstatutory Stock Options. Options not designated or qualifying as incentive stock options will be nonstatutory stock options having no special tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonstatutory stock option, the optionee normally recognizes ordinary income in the amount of the difference between the option exercise price and the fair market value of the shares on the determination date (as defined below). If the optionee is an employee, such ordinary income generally is subject to withholding of income and employment taxes.

The "determination date" is the date on which a nonstatutory stock option is exercised unless the shares are subject to a substantial risk of forfeiture (as in the case where an optionee is permitted to exercise an unvested option and receive unvested shares which, until they vest, are subject to the Company's right to repurchase them at the original exercise price upon the optionee's termination of service) and are not transferable, in which case the determination date is the earlier of (i) the date on which the shares become transferable or (ii) the date on which the shares are no longer subject to a substantial risk of forfeiture. If the determination date is after the exercise date, the optionee may elect, pursuant to Section 83(b) of the Code, to have the exercise date be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date the option is exercised. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss. No tax deduction is available to the Company with respect to the grant of a nonstatutory stock option or the sale of the stock acquired pursuant to such grant. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of a nonstatutory stock option, except to the extent such deduction is limited by applicable provisions of the Code.

Stock Appreciation Rights. No taxable income is recognized when a stock appreciation right is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the amount of cash received and the fair market value of any shares of our common stock received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock Awards. A participant acquiring restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the "determination date" (as defined above under "Nonstatutory Stock Options"). If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. If the determination date is after the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to have the date of acquisition be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Performance and Restricted Stock Units Awards. A participant generally will recognize no income upon the grant of performance shares (including PSUs), performance units, RSUs and cash-based performance bonus opportunities. Upon the settlement and/or payment of such awards, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any nonrestricted shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described above (see discussion under "Restricted Stock"). Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the "determination date" (as defined above under "Nonstatutory Stock Options"), will be taxed as capital gain or loss. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Deferred Stock Unit Awards. A participant generally will recognize no income upon the grant of a Deferred Stock Unit Award. Upon the settlement of such an award, the participant normally will recognize ordinary income in the year of settlement in an amount equal to the fair market value of any unrestricted shares of our common stock received. Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Other Stock-Based Awards. A participant generally will recognize income with respect to any other stock-based award at the time and in the manner required by the applicable provisions of the Code and such taxation will depend upon the specifics of any such award. Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as capital gain or loss. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by Section 162(m) or other applicable provisions of the Code.

New Plan Benefits

Stock Options Granted to Certain Individuals and Groups. The number of awards (if any) that an individual may receive under the 2026 Plan is at the discretion of the Compensation Committee and therefore cannot be determined in advance. Our executive officers are eligible to receive awards under the 2026 Plan and, accordingly, our executive officers have an interest in this proposal. We have not approved any awards under the 2026 Plan that are conditioned on stockholder approval of the 2026 Plan. The grants of annual meeting awards to our non-employee directors as described under "Director Compensation," will be made under the 2026 Plan instead of the 2025 Plan if the 2026 Plan is approved. No awards will be granted under the 2026 Plan prior to its approval by the stockholders of the Company.

Required Vote

A majority of the votes cast is required to approve Proposal No. 4. Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal. Abstentions and broker non-votes will have no effect on the approval of this proposal.

Recommendation of the Board

The Board of Directors unanimously recommends a vote √ "FOR" approval of the Cohu 2026 Equity Incentive Plan. The Board of Directors believes that approval of the 2026 Plan is in the best interests of the Company and its stockholders for the reasons stated above. Therefore, the Board unanimously recommends a vote "FOR" approval of the 2026 Plan.

Proposal No. 5: Approval of the Amended and Restated Cohu, Inc. 1997 Employee Stock Purchase Plan

We are asking stockholders to approve an amendment and restatement of our 1997 Employee Stock Purchase Plan (the "1997 ESPP") to, increase the number of shares that may be issued under the 1997 ESPP by an additional 600,000 shares. As proposed to be amended and restated (the "Amended and Restated 1997 ESPP"), our Amended and Restated 1997 ESPP would increase the number of shares of common stock available for issuance by an additional 600,000 shares to 4,350,000 shares. Other than this increase to the share reserve the terms of the Amended and Restated 1997 ESPP are materially the same as the terms of the 1997 ESPP.

Our Board recommends stockholders approve the Amended and Restated 1997 ESPP to promote our long-term growth and profitability by aligning the interests of our employees with those of other stockholders and providing additional incentives to enhance stockholder value. The 1997 ESPP is designed to allow eligible employees of the Company and its participating subsidiaries (whether now existing or subsequently established or acquired) to purchase common shares at designated intervals at a discount through their accumulated payroll deductions or other contributions.

Our Board believes that Cohu's success is due to its highly talented employee base and that future success depends on our ability to continue attracting and retaining high-caliber employees. Our ability to grant equity awards is a necessary and powerful recruiting and retention tool to maintain and create stockholder value. Currently, a maximum of 3,750,000 shares of our common stock may be issued under the 1997 ESPP. As of March 16, 2026, a total of 3,396,419 shares of our common stock have been issued under the 1997 ESPP, and 353,581 shares are available for future issuances. As a result, we believe that the current authorized number of shares under the 1997 ESPP is inadequate to provide reasonable incentives to our employees going forward.

The 1997 ESPP is otherwise substantially unchanged since our stockholders last approved certain amendments to the 1997 ESPP at the 2023 Annual Meeting of Stockholders. Our employees are our most valuable assets, and the 1997 ESPP is important to our ability to attract and retain outstanding and highly skilled individuals in the extremely competitive labor markets in which we must compete. The purchase of stock is also crucial to our ability to motivate employees to achieve our long-term goals and provides a source of capital.

Our Board adopted the Amended and Restated 1997 ESPP on March 20, 2026, subject to approval by stockholders. If stockholders do not approve the Amended and Restated 1997 ESPP, no shares will be added to the number of shares reserved for issuance under the 1997 ESPP and we believe we would be at a significant disadvantage against our competitors for recruiting, retaining and motivating those individuals who are critical to our success. A summary of the principal provisions of the Amended and Restated 1997 ESPP as proposed to be amended is set forth below. The summary is qualified by reference to the full text of the Amended and Restated 1997 ESPP, as amended, a copy of which is attached as **Appendix D** to this Proxy Statement.

Summary of the Amended and Restated 1997 ESPP

Purpose. The Board of Directors believes that the recruitment and retention of qualified personnel are essential to the Company's continued growth and success and that the Amended and Restated 1997 ESPP is necessary for the Company to remain competitive in its compensation practices. The majority of high technology companies have purchase plans similar to the Amended and Restated 1997 ESPP described herein. The Amended and Restated 1997 ESPP provides employees the opportunity to purchase our common stock at a discount from market through payroll deductions.

Administration. The Amended and Restated 1997 ESPP will be administered by the Compensation Committee of the Board. The Committee has full authority to adopt such rules and procedures as it may deem necessary for proper plan administration and to interpret the provisions of the Amended and Restated 1997 ESPP. All costs and expenses incurred in plan administration are paid by the Company without charge to participants.

Eligibility and Participation. Any regular employee, including officers, who is employed by the Company (or any of its majority-owned subsidiaries) for more than 20 hours per week and more than five months in a calendar year is eligible to participate in the Amended and Restated 1997 ESPP, provided that the employee is employed on the first day of an offering period and subject to certain limitations imposed by the Code. As of March 16, 2026, approximately 2,500 employees were eligible to participate in the 1997 ESPP. Eligible employees become participants in the Amended and Restated 1997 ESPP by delivering a subscription agreement authorizing payroll deductions prior to the applicable offering date, or at such other time as may be determined by the Compensation Committee with respect to a given offering. By executing a subscription agreement to participate in the Amended and Restated 1997 ESPP, each employee is granted a right to purchase shares of our common stock. No employee may subscribe for shares under the Amended and Restated 1997 ESPP if, immediately after the grant of the purchase right, the employee would own 5% or more of the voting stock of all classes of stock of the Company, nor may any employee be granted purchase right that would permit such employee to purchase stock under the Amended and Restated 1997 ESPP at a rate that exceeds $25,000 in value (determined at the fair market value of the shares at the time the purchase right is granted) for each calendar year in which such purchase right is outstanding at any time.

Offering Periods. The Amended and Restated 1997 ESPP is implemented in a series of successive offering periods each with a duration of six months. Offering periods commence on or about November 1 and May 1. Shares are purchased by participants on the last business day of each offering period. The Board of Directors may alter the duration of the offering periods without stockholder approval, provided that no offering period may have a term exceeding 27 months.

Purchase Price. The price per share at which shares are purchased under the Amended and Restated 1997 ESPP is equal to the lower of (i) 85% of the fair market value of the common stock on the date of commencement of the offering period and (ii) 85% of the fair market value of the common stock on the last day of the offering period. The fair market value of our common stock on any relevant date will be deemed to equal the closing price on such date on the Nasdaq Global Select Market. On March 16, 2026, the closing price of the Company's common stock on the Nasdaq Global Select Market was $28.58 per share.

Payment of Purchase Price; Payroll Deductions. The purchase price for shares is accumulated by payroll deductions during the offering period. The deductions may not exceed 10% of a participant's eligible compensation, which is defined in the 1997 ESPP to include regular straight-time salary, exclusive of any payments for overtime, bonuses, commissions or incentive compensation. Each participant's right to purchase shares during a six-month offering period is limited to 3,000 shares. Payroll deductions commence on the first payday following the commencement of the offering and continue until the end of the offering period unless sooner terminated as provided for in the Amended and Restated 1997 ESPP. All payroll deductions are credited to the participant's account under the Amended and Restated 1997 ESPP and are deposited with our general funds and may be used by the Company for any corporate purpose.

Withdrawal. A participant's interest in a given offering may be terminated in whole, but not in part, by signing and delivering a notice of withdrawal from the Amended and Restated 1997 ESPP. Such withdrawal may be elected at any time prior to the end of the applicable six-month offering period and will result in a refund of all payroll deductions for that offering period. Any withdrawal by the participant of accumulated payroll deductions for a given offering automatically terminates the participant's interest in that offering. A participant who ceases to be an eligible employee receives a refund of their payroll deductions for the offering period in which such loss of eligibility status occurs. No interest is paid on such refunds.

Shares Reserved for Issuance; Capital Changes. If Amended and Restated 1997 ESPP is approved by the stockholders, the number of shares authorized for issuance under the Amended and Restated 1997 ESPP will be 4,350,000 shares. In the event any change is made in the capitalization of the Company, such as stock splits or stock dividends, which results in an increase or decrease in the number of shares of common stock outstanding, we will make appropriate adjustments to outstanding purchase rights and the offering period purchase limits. In the event the Company is acquired by merger or asset sale during an offering period, all outstanding purchase rights may be assumed or equivalent purchase rights may be substituted by the successor corporation. If the successor corporation does not agree to assume or substitute for the purchase rights, the Board will provide for outstanding purchase rights to be exercised immediately prior to the acquisition.

Nonassignability. No rights or accumulated payroll deductions of an employee under the Amended and Restated 1997 ESPP may be pledged, assigned or transferred for any reason, and any such attempt may be treated as an election to withdraw from the Amended and Restated 1997 ESPP.

Amendment and Termination. The Amended and Restated 1997 ESPP will continue in effect until the first to occur of (i) its termination by the Board of Directors, (ii) the date on which all shares available for issuance under the Amended and Restated 1997 ESPP have been issued or (iii) the date on which all outstanding purchase rights are exercised in connection with an acquisition of the Company. The Board of Directors may at any time amend or terminate the Amended and Restated 1997 ESPP, except that such termination shall not affect purchase rights previously granted nor may any amendment make any change in a purchase right granted prior thereto which adversely affects the rights of any participant. No amendment may be made to the Amended and Restated 1997 ESPP without the prior approval of our stockholders if such amendment would increase the number of shares reserved under the Amended and Restated 1997 ESPP, permit payroll deductions in excess of 10% of the participant's compensation, materially modify the eligibility requirements or materially increase the benefits which may accrue under the 1997 ESPP.
Summary of U.S. Federal Income Tax Consequences

The following is only a summary of the United States federal income tax consequences to participants in the Amended and Restated 1997 ESPP and does not purport to be complete. Interested parties and participants should refer to the applicable provisions of the Code. The summary does not address other taxes such as state and local income taxes, federal and state estate, inheritance and gift taxes and foreign taxes. Each participant should consult his or her own tax advisor concerning the tax consequences of the Amended and Restated 1997 ESPP.

The Amended and Restated 1997 ESPP is intended to qualify under the provisions of Sections 421 and 423 of the Code. Under these provisions, no income will be taxable to a participant at the time of grant of the purchase right or when shares are purchased. Upon disposition of the shares, the participant will generally be subject to tax, and the amount of the tax will depend upon the holding period. If the shares have been held by the participant for more than two years after the first day of the offering period in which the shares were acquired and more than one year after the purchase date of the shares then the lesser of (i) the excess of the fair market value of the shares at the time of such disposition over the purchase price of the shares, or (ii) 15% of the fair market value of the shares on the first day of the offering period, will be treated as ordinary income, and any further gain upon such disposition will be treated as long-term capital gain. If the shares are disposed of before the expiration of the holding periods described above, the excess of the fair market value of the shares on the last day of the offering period over the purchase price will be treated as ordinary income, and any further gain or loss on such disposition will be long-term or short-term capital gain or loss, depending on the holding period. We are not entitled to a deduction for amounts taxable to a participant, except to the extent of ordinary income reported by participants upon disposition of shares prior to the expiration of the holding periods described above.

Plan Benefits and Additional Information

Because benefits under the Amended and Restated 1997 ESPP will depend on employees' elections to participate and the fair market value of the Company's common stock at various future dates, it is not possible to determine the benefits that will be received by executive officers and other employees if the Amended and Restated 1997 ESPP is approved by the stockholders. Non-employee directors are not eligible to participate in the Amended and Restated 1997 ESPP.

The number of shares of common stock purchased under the 1997 ESPP since its inception through March 16, 2026, by the following individuals and groups are as follows:

Name and Position	Number of Shares
Luis A. Müller *President and Chief Executive Officer*	-
Jeffrey D. Jones *Senior Vice President Finance and Chief Financial Officer*	-
Christopher G. Bohrson *Senior Vice President and Chief Customer Officer*	1,221
Klaus Ilgenfritz *Senior Vice President and Chief Product Officer*	15,697
All Current Named Executive Officers, as a Group (4 Persons)	16,918
All Other Employees, Including all Current Officers who are not Named Executive Officers, as a Group	3,379,501

No shares were purchased under the 1997 ESPP by any non-employee directors, any other nominees for election as directors or any associates of such directors or nominees or of any executive officers, and no person has purchased five percent or more of the total number of shares issued under the 1997 ESPP.

Required Vote

A majority of the votes cast is required to approve Proposal No. 5. Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal. Abstentions and broker non-votes will have no effect on the approval of this proposal.

Recommendation of the Board

The Board of Directors unanimously recommends a vote √ "FOR" approval of the Amended and Restated 1997 ESPP. The Board of Directors believes that approval of the Amended and Restated 1997 ESPP is in the best interests of the Company and its stockholders for the reasons stated above. Therefore, the Board unanimously recommends a vote "FOR" approval of the Amended and Restated 1997 ESPP.

Proposal No. 6: Ratification of Independent Registered Public Accounting Firm

The Audit Committee of the Board has appointed Ernst & Young LLP as Cohu's independent registered public accounting firm for the fiscal year ending December 26, 2026. Ernst & Young LLP served as Cohu's independent registered public accounting firm for the fiscal year ended December 27, 2025, and also provided certain tax services. See "Principal Accounting Fees and Services" on page 52. Representatives of Ernst & Young LLP are expected to attend the Meeting, where they will be available to respond to appropriate questions and, if they desire, to make a statement. Ernst & Young LLP (or its predecessor firms) has been Cohu's independent registered public accounting firm since 1956. Our Board recommends that the stockholders approve the ratification of the appointment of Ernst & Young LLP as Cohu's independent registered public accounting firm for the fiscal year ending December 26, 2026. If the appointment is not ratified, the Audit Committee will consider whether it should select another independent registered public accounting firm.

Required Vote

A majority of the votes cast is required to approve Proposal No. 3. If you hold your shares through a broker and you do not instruct the broker on how to vote on this "routine" proposal, your broker will nevertheless have authority to vote your shares on this "routine" proposal in your broker's discretion. Abstentions will have no effect on the approval of this proposal.

Recommendation of the Board

The Board of Directors unanimously recommends a vote √ "FOR" the ratification of the appointment of Ernst & Young LLP as Cohu's independent registered public accounting firm for the fiscal year ending December 26, 2026.

Voting and Meeting Information

General Information

This proxy statement is furnished in connection with the solicitation by the Board of Directors of Cohu, Inc., a Delaware corporation ("Cohu"), of your proxy for use at the 2026 Annual Meeting of Stockholders to be held on Friday, May 15, 2026, at 1:00 p.m. Pacific Time (the "Meeting"). The Meeting will be a "virtual-only" meeting of stockholders. You will be able to attend the Meeting as well as vote and submit your questions during the live webcast of the Meeting by visiting http://www.virtualshareholdermeeting.com/COHU2025 and entering the 16-digit control number included in our notice of Internet availability of the proxy materials, on your proxy card or in the instructions that accompanied your proxy materials.

Electronic Distribution

We are furnishing our proxy materials to our stockholders over the internet using "Notice and Access" delivery. Electronic delivery is faster, convenient, economical and more environmentally friendly. On or about April 2, 2026, we expect to mail to our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials and the Cohu 2025 Annual Report via the Internet and how to vote your proxy. If you received the Notice of Internet Availability of Proxy Materials, you will not automatically receive a printed copy of Cohu's proxy materials in the mail. If you would like to receive a printed copy, please follow the instructions provided in the Notice of Internet Availability of Proxy Materials.

Voting

On March 23, 2026, the record date fixed by our Board of Directors (the "Board"), Cohu had outstanding 47,166,278, shares of common stock. Only stockholders of record as of the close of business on March 23, 2026, will be entitled to vote at the Meeting and any adjournment thereof. We encourage you to read the entire Proxy Statement for more information prior to voting.

Voting Procedures

As a stockholder of Cohu, you have a right to vote on certain business matters affecting Cohu. This proxy statement relates only to the solicitation of proxies from the stockholders with respect to the election of the three (3) Class 1 directors nominated by the Board; an advisory vote on named executive officer compensation; approval an amendment to our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of our common stock; approval of the Cohu, Inc. 2026 Equity Incentive Plan; approval of the Amended and Restated Cohu, Inc. 1997 Employee Stock Purchase Plan; and ratification of the appointment of Cohu's independent registered public accounting firm. Each share of Cohu's common stock you own entitles you to one vote for each proposal other than the election of directors. With respect to the election of directors, each share of Cohu's common stock is entitled to cumulative voting rights, which means that when voting for director nominees each share is entitled to a number of votes equal to the number of nominees for election as directors. Accordingly, when voting for director nominees, all of the votes to which a share of Cohu common stock is entitled may be voted in favor of one nominee or may be distributed among the nominees. The proxy holders will have the discretionary authority to cumulate votes in the election of directors.

Methods of Voting

If you are a Cohu stockholder of record, you may vote by following the Internet voting instructions on your Notice of Internet Availability of Proxy Materials. If you received a Notice of Internet Availability of Proxy Materials on how to access the proxy materials via the Internet, a proxy card was not sent to you, and you may vote only via the Internet, unless you have requested a paper copy of the proxy materials, in which case, you may also vote by telephone or by signing, dating and returning your proxy card. Shares cannot be voted by marking, writing on and returning the Notice of Internet Availability. Any Notices of Internet Availability that are returned will not be counted as votes. Instructions for requesting a paper copy of the proxy materials are set forth on the Notice of Internet Availability.

If you are a stockholder of record and return a signed proxy card but do not specify how you want to vote your shares, your shares will be voted FOR the named nominees for Class 1 director, FOR the advisory vote to approve named executive officer compensation, FOR the approval of the amendment to our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of our common stock, FOR the approval of the Cohu, Inc. 2026 Equity Incentive Plan, FOR the approval of the Amended and Restated Cohu, Inc. 1997 Employee Stock Purchase Plan, and FOR the ratification of the appointment of Ernst & Young LLP as Cohu's independent registered public accounting firm for fiscal year 2026, and in the discretion of the proxies (as defined below) as to other matters that may properly come before the Meeting.

If you are a beneficial owner of shares, your broker, bank, trustee, or other nominee may make telephone or Internet voting available to you. The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank, trustee, or other nominee. Therefore, we recommend that you follow the voting instructions in the materials you receive from your broker, bank, trustee, or other nominee.

Voting over the Internet. If you are a stockholder of record, to vote over the Internet, please follow the instructions included on your Notice of Internet Availability of Proxy Materials.

Voting by Mail. If you are a stockholder of record and have requested a paper copy of the proxy materials you may vote by mail by signing and returning the proxy card in the prepaid and addressed envelope provided. If you do that, you are authorizing the individuals named on the proxy card (known as "proxies") to vote your shares at the Meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the Meeting. In this way, your shares will be voted if you are unable to attend the Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

Voting by Telephone. If you have requested a paper copy of the proxy materials you may vote by telephone by following the instructions included on your proxy card. If you vote by telephone, you do not need to complete and mail your proxy card.

Voting in Person at the Virtual Meeting. The Meeting will be held entirely online to allow for greater participation. Stockholders may participate in the Meeting by visiting the following website: http://www.virtualshareholdermeeting.com/COHU2026. To participate in the Meeting, you will need the 16-digit control number included on your Notice, on your proxy card or on the instructions that accompanied your proxy materials. Shares held in your name as the stockholder of record may be voted electronically during the Meeting. Shares for which you are the beneficial owner but not the stockholder of record also may be voted electronically during the Meeting; however, you may not vote beneficially held shares electronically at the Meeting unless you receive a valid proxy from your bank, brokerage firm, broker dealer or other nominee holder and those institutions will likely require your instructions to be submitted before the deadline listed above. Even if you plan to attend the Meeting, we recommend that you vote your shares in advance, so that your vote will be counted if you later decide not to attend the Meeting.

Log in Instructions. To attend the Meeting, please log in at http://www.virtualshareholdermeeting.com/COHU2026. Stockholders as of the record date will need their unique 16-digit control number, which appears on the Notice and the instructions that accompanied the proxy materials, in order to be able to be able to submit a question or vote at the Meeting. If you are the beneficial owner of shares held in "street name" by a bank, broker or other holder of record, you may gain access to the Meeting by following the instructions in the voting instruction card provided by your bank, broker or other nominee.

Submitting Questions Prior To or at the Meeting. If you would like to submit a question to be addressed during the question and answer portion of the Meeting, you may do so in advance at http://www.virtualshareholdermeeting.com/COHU2026 or you may type it into the dialog box provided at any point during the Meeting (until the floor is closed to questions). We intend to answer questions submitted prior to or during the Meeting that are pertinent to the Cohu and the Meeting matters, as time permits. Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once.

Technical Assistance. Beginning approximately thirty minutes prior to the start of and during the Meeting, we will have a support team ready to assist stockholders with any technical difficulties they may have accessing or hearing the Meeting. If you encounter any difficulties accessing the Meeting during the check-in or during the Meeting, please call the technical support number that will be posted on the Meeting website log-in page.

Revoking Your Proxy

You may revoke your proxy at any time before it is voted at the Meeting. In order to do this as a stockholder of record, you must:

- Enter a new vote over the Internet, by telephone or by signing and returning another proxy card bearing a later date;
- Provide written notice of the revocation to Cohu's Secretary; or

- Attend the Meeting and vote in person.

If you are the beneficial owner of your shares (shares registered in the name of a broker, bank or other nominee), you must contact the broker, bank or other nominee holding your shares and follow their instructions to change your vote or revoke your proxy.

Quorum Requirement

A quorum, which is a majority of the outstanding shares entitled to vote as of the record date, March 23, 2026, must be present in person or represented by proxy in order to hold the Meeting and to conduct business. Your shares are counted as being present at the Meeting if you appear in person at the Meeting or if you vote your shares over the Internet, by telephone or by submitting a properly executed proxy card. Proxies marked as abstaining on any matter and broker non-votes (as described below) will be counted as present for the purpose of determining a quorum.

Votes Required for the Proposals

For Proposal No. 1, Cohu utilizes a majority voting standard in uncontested elections of directors. In an uncontested election, a director nominee must receive a majority of the votes cast for such nominee's election (meaning the number of shares voted "For" a nominee must exceed the number of shares voted "Against" such nominee) in order to be elected. If the number of shares voted "Against" a director exceeds the number of shares voted "For" such director in any election, then the director nominee(s) would be requested to submit a letter of resignation and the Board would decide, through a process managed by the Nominating and Governance Committee, whether to accept the resignation. A contested election will generally include any situation in which Cohu receives a notice that a stockholder has nominated a person for election to the Board at a meeting of stockholders. A plurality voting standard will apply in contested director elections.

The affirmative vote of a majority of the shares of Cohu common stock cast at the Meeting is required for approval of the advisory vote on named executive compensation (Proposal No. 2) approval of the Cohu, Inc. 2026 Equity Incentive Plan (Proposal No. 4), approval of the Amended and Restated Cohu, Inc. 1997 Employee Stock Purchase Plan (Proposal No. 5)and the ratification of the appointment of Cohu's independent registered public accounting firm (Proposal No. 6). The affirmative vote of a majority of the issued and outstanding shares of the company's common stock as of the record date is required to approve an amendment to our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of our common stock (Proposal No. 3).

Broker Non-Votes

Broker non-votes are shares held by brokers or nominees for which voting instructions have not been received from the beneficial owners or the persons entitled to vote those shares and for which the broker or nominee does not have discretionary voting power under rules applicable to broker-dealers. If your broker holds your shares in its name and you do not instruct your broker how to vote, your broker will nevertheless have discretion to vote your shares on "routine" matters. Only Proposal No. 3 the approval of an amendment to our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of our common stock) and Proposal No. 6 (the ratification of the appointment of Cohu's independent registered public accounting firm) is considered "routine." As such, we do not expect any broker non-votes on Proposal Nos. 3 and 6. Your broker will not have discretion to vote on any of the other matters, which are deemed "non-routine" matters, absent direction from you. Accordingly, shares subject to a broker "non-vote" will not be considered entitled to vote with respect to Proposal Nos. 1, 2, 4 and 5 and will not affect the outcome of these proposals. We strongly encourage you to provide instructions to your broker regarding the voting of your shares.

Abstentions

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. However, abstentions are not deemed to be votes cast and, therefore, with respect to Proposal Nos, 1, 2, 4, 5 and 6, abstentions will have no effect on the outcome of voting on the proposals to be voted upon at the Meeting. [Abstentions will have the effect of a vote "Against" Proposal No. 3.]

Voting Confidentiality

Proxies, ballots and voting tabulations are handled on a confidential basis to protect your voting privacy. Such information will not be disclosed except as required by law.

Voting Results

Final voting results will be announced at the Meeting and will be posted shortly after the Meeting on our website at www.cohu.com. Voting results will also be published in a Current Report on Form 8-K to be filed with the Securities and Exchange Commission ("SEC") within four business days of the Meeting. After the reports are filed, you may obtain a copy by:

- Visiting our website at www.cohu.com;
- Contacting our Investor Relations department at (858) 848-8106; or
- Viewing our Form 8-K on the SEC's website at www.sec.gov.

Proxy Solicitation Costs

Cohu will bear the entire cost of proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the proxy materials. Cohu's officers, directors and regular employees will not receive additional compensation for such proxy solicitation services. Cohu may engage, as necessary, an outside solicitor in connection with this proxy solicitation. We will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding the proxy materials to you.

Householding

Under "householding," stockholders of record who have the same address and last name will receive only one copy of the Notice of Internet Availability of Proxy Materials unless one or more of these stockholders notifies us that they wish to receive individual copies. Stockholders who participate in householding will continue to be able to request and receive separate proxy cards. This procedure will reduce our printing costs and postage fees.

If you are eligible for householding but you and other stockholders of record with whom you share an address received multiple copies of the Notice of Internet Availability of Proxy Materials, or if you hold stock in more than one account, and, in either case, you wish to receive only a single copy of the Notice for your household, please contact: Corporate Secretary, Cohu, Inc., 17087 Via Del Campo San Diego, CA 92127-1711 or by telephone at 858-848-8119. If you participate in householding and wish to receive a separate copy of the Notice of Internet Availability of Proxy Materials, or if you do not wish to continue to participate in householding and prefer to receive separate copies in the future, please contact Cohu's Corporate Secretary as indicated above. Upon request, we will promptly deliver a separate copy of the Notice of Internet Availability of Proxy Materials and, if applicable, the proxy materials to any stockholder at a shared address to which we delivered a single copy of any of these documents. Beneficial owners can request information about householding from their broker, banks, trustee, or other nominee.

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IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 15, 2026

This proxy statement and Cohu's Fiscal Year 2025 Annual Report are both available at http://materials.proxyvote.com/192576 and www.cohu.com

Appendices

Appendix A

Non-GAAP Financial Measures

This Proxy Statement includes references to non-GAAP Net loss, EPS, Gross Profit and Pre-tax loss. These financial measures differ from such figures prepared under generally accepted accounting principles (GAAP) by adjusting Cohu's actual results prepared under GAAP to exclude charges and the related income tax effect for: share-based compensation, the amortization of purchased intangible assets, restructuring costs, manufacturing transition and severance costs, impairments, acquisition and financing-related costs, duplicated facility costs, adjustment to contingent consideration, adjustments to indemnification receivable, and pension curtailment adjustments. Reconciliations of GAAP to non-GAAP amounts for the periods presented herein are provided below and should be considered together with the Consolidated Statements of Operations. Human Resources and the Compensation Committee utilized these non-GAAP measure in evaluating compensation decisions in 2025 to benchmark compensation decisions based on measures utilized by management and the Board in evaluating Cohu's performance.

These non-GAAP measures are not meant as a substitute for GAAP but are included for informational and comparative purposes. Cohu's management believes that this information can assist investors in evaluating Cohu's operational trends, financial performance, and cash generating capacity. Management believes these non-GAAP measures allow investors to evaluate Cohu's financial performance using some of the same measures as management. However, the non-GAAP financial measures should not be regarded as a replacement for (or superior to) corresponding, similarly captioned, GAAP measures.

A reconciliation of these non-GAAP measures to GAAP is as follows:

Net loss reconciliation (*in thousands*)	Twelve Months Ended December 27, 2025	Diluted EPS
Net loss - GAAP basis	$(74,273)	$(1.59)
Share-based compensation	23,042	0.49
Amortization of purchased intangible assets	37,466	0.80
Restructuring charges related to inventory adjustments in cost of sales	745	0.02
Restructuring charges	10,143	0.22
Manufacturing transition and severance costs	519	0.01
Impairment charges included in SG&A	(449)	(0.01)
Acquisition and financing costs included in SG&A	457	0.01
Duplicate facility costs	1,799	0.04
Adjustment to contingent consideration	(1,700)	(0.04)
Adjustments to indemnification receivable	(123)	(0.00)
Tax effect of non-GAAP adjustments	(5,553)	(0.12)
Pension curtailment adjustment	(2,159)	(0.05)
Net loss - non-GAAP basis	$(10,086)	$(0.22)
Weighted average diluted shares used in computing loss per share:		
GAAP-basis		46,723
Non-GAAP basis		46,723

Gross Profit Reconciliation (*in thousands*)	Twelve Months Ended December 27, 2025
Net sales	$452,956
Gross profit - GAAP basis [1]	$193,619
Share-based compensation	1,396
Restructuring charges related to inventory adjustments in cost of sales	745
Manufacturing transition and severance costs	334
Gross profit - non-GAAP basis	$196,094

(1) Excludes amortization of $28,086 for the fiscal year ended December 27, 2025.

GAAP gross profit (as a % of net sales)	42.7%
Non-GAAP gross profit (as a % of net sales)	43.3%

Pretax income reconciliation (*in thousands*)	Twelve Months Ended December 27, 2025
Pretax loss - GAAP basis	$(62,407)
Share-based compensation	23,042
Amortization of purchased intangible assets	37,466
Restructuring charges related to inventory adjustments in cost of sales	745
Restructuring charges	10,143
Manufacturing transition and severance costs	519
Impairment charges included in SG&A	(449)
Acquisition and financing costs included in SG&A	457
Duplicate facility costs	1,799
Adjustment to contingent consideration	(1,700)
Adjustments to indemnification receivable	(123)
Pension curtailment adjustment	(2,159)
Pretax income - non-GAAP basis	$7,333

Pretax loss - GAAP basis (as a % of net sales)	(13.8)%
Pretax income - non-GAAP basis (as a % of net sales)	1.6%

Appendix B

Proposed Amendment to the Cohu, Inc. Amended and Restated Certificate of Incorporation

Cohu, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies that:

FIRST: This Certificate of Amendment amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation").

SECOND: Pursuant to Section 242 of the Delaware General Corporation Law, this Certificate of Amendment hereby further amends the provisions of the Certificate of Incorporation by deleting the first paragraph of ARTICLE FOURTH and substituting a new first paragraph to read in its entirety as follows:

"The total number of shares of all classes of stock which the Corporation shall have authority to issue is 151,000,000 shares, of which 1,000,000 shares shall constitute Preferred Stock having a par value of $1.00 per share and 150,000,000 shares shall constitute Common Stock having a par value of $1.00 per share."

THIRD: This Certificate of Amendment has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

Appendix C

Cohu, Inc. 2026 Equity Incentive Plan

      1.   **ESTABLISHMENT, PURPOSE AND TERM OF PLAN**.

      1.1   **Establishment**.

      (a)   The Cohu, Inc. 2026 Equity Incentive Plan (the "***Plan***") is hereby established effective as of the Effective Date. Certain capitalized terms used herein have the meanings set forth in Section 2 of the Plan.

      (b)   The Plan is the successor to the Prior Plan. As of the Effective Date: (i) no additional awards may be granted under the Prior Plan; (ii) any Returning Shares will become available for issuance pursuant to Awards granted under this Plan; and (iii) all awards granted under the Prior Plan that are outstanding on the Effective Date will remain subject to the terms of the Prior Plan (except to the extent such outstanding awards result in Returning Shares that become available for issuance pursuant to Awards granted under this Plan). All Awards granted under this Plan will be subject to the terms of this Plan.

      1.2   **Purpose**. The purpose of the Plan is to advance the interests of the Participating Company Group and its stockholders by providing an incentive to attract, retain and reward persons performing services for the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group. The Plan seeks to achieve this purpose by providing for Awards in the form of Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Performance Shares, Performance Units, Cash-Based Awards and Other Stock-Based Awards.

      1.3   **Term of Plan**. The Plan shall continue in effect until its termination by the Committee; provided, however, that any Incentive Stock Option shall be granted, if at all, within ten (10) years from the earlier of: (i) the date the Board or the Committee most recently approved the applicable number of shares issuable under the Plan pursuant to the exercise of Incentive Stock Options, or (ii) the date the Company's stockholders most recently approved the maximum applicable number of shares issuable under the Plan pursuant to the exercise of Incentive Stock Options.

      2.   **DEFINITIONS AND CONSTRUCTION**.

      2.1   **Definitions**. Whenever used herein, the following terms shall have their respective meanings set forth below:

      (a)   "***Affiliate***" means (i) a parent entity, other than a Parent Corporation, that directly, or indirectly through one or more intermediary entities, controls the Company or (ii) a subsidiary entity, other than a Subsidiary Corporation, that is controlled by the Company directly or indirectly through one or more intermediary entities. For this purpose, the terms "parent," "subsidiary," "control" and "controlled by" shall have the meanings assigned to such terms for the purposes of registration of securities on Form S-8 under the Securities Act.

      (b)   "***Award***" means any Option, Stock Appreciation Right, Restricted Stock Purchase Right, Restricted Stock Bonus, Restricted Stock Unit, Performance Share, Performance Unit, Cash-Based Award or Other Stock-Based Award granted under the Plan.

      (c)   "***Award Agreement***" means a written or electronic agreement between the Company and a Participant setting forth the terms, conditions and restrictions applicable to an Award.

      (d)   "***Board***" means the Board of Directors of the Company.

      (e)   "***Cash-Based Award***" means an Award denominated in cash and granted pursuant to Section 11.

      (f)   "***Cashless Exercise***" means a Cashless Exercise as defined in Section 6.3(b)(i).

      (g)   "***Cause***" has the meaning ascribed to such term in any written agreement between the Participant and the applicable Participating Company that employs or engages Participant defining such term and, in the absence of such an agreement that contains such term, "Cause" means, with respect to a Participant, the occurrence of any of the following events: (i) the Participant's theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or falsification of any Participating Company documents or records; (ii) the Participant's material failure to abide by a Participating Company's code of conduct or other policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); (iii) the Participant's unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of a Participating Company (including, without limitation, the Participant's improper use or disclosure of a Participating Company's confidential or proprietary information); (iv) any intentional act by the Participant which has a material detrimental effect on a Participating Company's reputation or business; (v) the Participant's repeated failure or inability to perform any reasonable assigned duties after written notice from a Participating Company of, and a reasonable opportunity to cure, such failure or inability; (vi) any material breach by the Participant of any employment, service, non-disclosure, non-competition, non-solicitation or other similar agreement between the Participant and a Participating Company, which breach is not cured pursuant to the terms of such agreement (except with respect to a disclosure protected by applicable law); or (vii) the Participant's conviction (including any plea of guilty or *nolo contendere*) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude, or which impairs the Participant's ability to perform his or her duties with a Participating Company.

(h)   "***Change in Control***" means, unless otherwise defined in the applicable Award Agreement, the occurrence of any one or a combination of the following events in each case which is actually consummated:

(i)   any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total Fair Market Value or total combined voting power of the Company's then-outstanding securities entitled to vote generally in the election of Directors; provided, however, that a Change in Control shall not be deemed to have occurred if such degree of beneficial ownership results from any of the following: (A) an acquisition by any person who on the Effective Date is the beneficial owner of more than fifty percent (50%) of such voting power, (B) any acquisition directly from the Company, including, without limitation, pursuant to or in connection with a public offering of securities, (C) any acquisition by the Company, (D) any acquisition by a trustee or other fiduciary under an employee benefit plan of a Participating Company or (E) any acquisition by an entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the voting securities of the Company; or

(ii)   an Ownership Change Event or series of related Ownership Change Events (collectively, a "***Transaction***") in which the stockholders of the Company immediately before the Transaction do not retain immediately after the Transaction direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding securities entitled to vote generally in the election of Directors or, in the case of an Ownership Change Event described in Section 2.1(ff)(iii), the entity to which the assets of the Company were transferred (the "***Transferee***"), as the case may be; or

(iii)   a date specified by the Committee following approval by the stockholders of a plan of complete liquidation or dissolution of the Company;

provided, however, that a Change in Control shall be deemed not to include a transaction described in subsections (i) or (ii) of this Section 2.1(h) in which a majority of the members of the board of directors of the continuing, surviving or successor entity, or parent thereof, immediately after such transaction is comprised of Incumbent Directors.

For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities. The Committee shall determine whether multiple events described in subsections (i), (ii) and (iii) of this Section 2.1(h) are related and to be treated in the aggregate as a single Change in Control, and its determination shall be final, binding and conclusive.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or portion of any Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsections (i), (ii) and (iii) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a "change in control event," as defined in Treasury Regulation Section 1.409A-3(i)(5).

The Committee shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a "change in control event" as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

(i) "**Code**" means the Internal Revenue Code of 1986, as amended, and any applicable regulations and administrative guidelines promulgated thereunder.

(j) "**Committee**" means the Compensation Committee and such other committee or subcommittee of the Board, if any, duly appointed to administer the Plan and having such powers in each instance as shall be specified by the Board. If, at any time, there is no committee of the Board then authorized or properly constituted to administer the Plan, the Board shall exercise all of the powers of the Committee granted herein, and, in any event, the Board may in its discretion exercise any or all of such powers and, in such instances, references herein to the Committee shall mean the Board. Unless the Board specifically determines otherwise, each member of the Committee shall, at the time it takes any action with respect to an Award under the Plan, be a "non-employee director" within the meaning of Rule 16b-3 and an "independent director" under the rules of any stock exchange on which the Stock is listed. However, the fact that a Committee member shall fail to qualify as "non-employee director" or an "independent director" shall not invalidate any Award granted by the Committee which Award is otherwise validly granted under the Plan.

(k) "**Company**" means Cohu, Inc., a Delaware corporation, and any successor corporation thereto.

(l) "**Consultant**" means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to a Participating Company, provided that the identity of such person, the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on registration on Form S-8 under the Securities Act.

(m) "**Director**" means a member of the Board.

(n) "**Disability**" means the permanent and total disability of the Participant, within the meaning of Section 22(e)(3) of the Code.

(o) "**Dividend Equivalent Right**" means the right of a Participant, granted at the discretion of the Committee or as otherwise provided by the Plan, to receive a credit for the account of such Participant in an amount equal to the cash dividends paid on one share of Stock for each share of Stock represented by an Award held by such Participant. No Dividend Equivalent Right shall be credited or paid with respect to any Option or SAR.

(p) "***Effective Date***" means the date of the annual meeting of shareholders of the Company held in 2026; provided, that this Plan is approved by the Company's stockholders at such meeting.

(q) "**Employee**" means any person treated as an employee (including an Officer or a Director who is also treated as an employee) in the records of a Participating Company and, with respect to any Incentive Stock Option granted to such person, who is an employee for purposes of Section 422 of the Code; provided, however, that neither service as a Director nor payment of a Director's fee shall be sufficient to constitute employment for purposes of the Plan. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual's employment or termination of employment, as the case may be. For purposes of an individual's rights, if any, under the terms of the Plan as of the time of the Company's determination of whether or not the individual is an Employee, all such determinations by the Company shall be final, binding and conclusive as to such rights, if any, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination as to such individual's status as an Employee.

(r) "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

(s) "**Fair Market Value**" means, as of any date, the value of a share of Stock or other property as determined by the Committee, in its discretion, or by the Company, in its discretion, if such determination is expressly allocated to the Company herein, subject to the following:

(i) Except as otherwise determined by the Committee, if, on such date, the Stock is listed or quoted on a national or regional securities exchange or quotation system, the Fair Market Value of a share of Stock shall be the closing price of a share of Stock as quoted on the national or regional securities exchange or quotation system constituting the primary market for the Stock, as reported in *The Wall Street Journal* or such other source as the Company deems reliable. If the relevant date does not fall on a day on which the Stock has traded on such securities exchange or quotation system, the date on which the Fair Market Value shall be established shall be the last day on which the Stock was so traded or quoted prior to the relevant date, or such other appropriate day as shall be determined by the Committee, in its discretion.

(ii)   The Committee may, in its discretion, determine the Fair Market Value of a share of Stock on the basis of the opening, closing, or average of the high and low sale prices of a share of Stock on such date or the preceding trading day, the actual sale price of a share of Stock received by a Participant, any other reasonable basis using actual transactions in the Stock as reported on a national or regional securities exchange or quotation system, or on any other basis consistent with the requirements of Section 409A. The Committee may also determine the Fair Market Value upon the average selling price of the Stock during a specified period that is within thirty (30) days before or thirty (30) days after such date, provided that, with respect to the grant of an Option or SAR, the commitment to grant such Award based on such valuation method must be irrevocable before the beginning of the specified period and in a manner that is consistent with the requirements of Section 409A. The Committee may vary its method of determination of the Fair Market Value as provided in this Section for different purposes under the Plan to the extent consistent with the requirements of Section 409A.

(iii)   If, on such date, the Stock is not listed or quoted on a national or regional securities exchange or quotation system, the Fair Market Value of a share of Stock shall be as determined by the Committee in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse, and in a manner consistent with the requirements of Section 409A and/or Section 422 of the Code to the extent applicable.

(t)   "*Full Value Award*" means any Award settled in Stock, other than (i) an Option, (ii) a Stock Appreciation Right, or (iii) a Restricted Stock Purchase Right or an Other Stock-Based Award under which the Company will receive monetary consideration equal to the Fair Market Value (determined on the effective date of grant) of the shares subject to such Award.

(u)   "*Incentive Stock Option*" means an Option intended to be (as set forth in the Award Agreement) and which qualifies as an incentive stock option within the meaning of Section 422(b) of the Code.

(v)   "*Incumbent Director*" means a director who either (i) is a member of the Board as of the Effective Date or (ii) is elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but excluding a director who was elected or nominated in connection with an actual or threatened proxy contest relating to the election of directors of the Company).

(w)   "*Insider*" means an Officer, a Director or other person whose transactions in Stock are subject to Section 16 of the Exchange Act.

(x)   "*Materially Impair*" means any amendment to the terms of the Award that materially adversely affects the Participant's rights under the Award. A Participant's rights under an Award will not be deemed to have been Materially Impaired by any such amendment if the Committee, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant's rights. For example, the following types of amendments to the terms of an Award do not Materially Impair the Participant's rights under the Award: (i) imposition of reasonable restrictions on the minimum number of shares subject to an Option that may be exercised, (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iii) to change the terms of an Incentive Stock Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A; or (v) to comply with other applicable laws.

(y)   "*Net Exercise*" means a Net Exercise as defined in Section 6.3(b)(iii).

(z)   "*Nonemployee Director*" means a Director who is not an Employee.

(aa)   "*Nonemployee Director Award*" means any Award granted to a Nonemployee Director.

(bb)   "*Nonstatutory Stock Option*" means an Option not intended to be (as set forth in the Award Agreement) or which does not qualify as an incentive stock option within the meaning of Section 422(b) of the Code.

(cc)   "*Officer*" means any person designated by the Board as an officer of the Company.

(dd)   "*Option*" means an Incentive Stock Option or a Nonstatutory Stock Option granted pursuant to the Plan.

(ee)   "*Other Stock-Based Award*" means an Award denominated in shares of Stock and granted pursuant to Section 11.

(ff) "***Ownership Change Event***" means the occurrence of any of the following transactions with respect to the Company which is actually consummated: (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of securities of the Company representing more than fifty percent (50%) of the total combined voting power of the Company's then outstanding securities entitled to vote generally in the election of Directors; (ii) a merger or consolidation in which the Company is a party; or (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company).

(gg) "***Parent Corporation***" means any present or future "parent corporation" of the Company, as defined in Section 424(e) of the Code.

(hh) "***Participant***" means any eligible person who has been granted one or more Awards.

(ii) "***Participating Company***" means the Company or any Parent Corporation, Subsidiary Corporation or Affiliate.

(jj) "***Participating Company Group***" means, at any point in time, the Company and all other entities collectively which are then Participating Companies.

(kk) "***Performance Award***" means an Award of Performance Shares or Performance Units.

(ll) "***Performance Award Formula***" means, for any Performance Award, a formula or table established by the Committee pursuant to Section 10.3 which provides the basis for computing the value of a Performance Award at one or more levels of attainment of the applicable Performance Goal(s) measured as of the end of the applicable Performance Period.

(mm) "***Performance Goal***" means a performance goal established by the Committee pursuant to Section 10.3.

(nn) "***Performance Period***" means a period established by the Committee pursuant to Section 10.3 at the end of which one or more Performance Goals are to be measured.

(oo) "***Performance Share***" means a right granted to a Participant pursuant to Section 10 to receive a payment equal to the value of a Performance Share, as determined by the Committee, based upon attainment of applicable Performance Goal(s).

(pp) "***Performance Unit***" means a right granted to a Participant pursuant to Section 10 to receive a payment equal to the value of a Performance Unit, as determined by the Committee, based upon attainment of applicable Performance Goal(s).

(qq) "***Plan Administrator***" means the person, persons, and/or third-party administrator designated by the Company to administer the day to day operations of the Plan and the Company's other equity incentive programs.

(rr) "***Post-Termination Exercise Period***" means the period following termination of a Participant's Continuous Service within which an Option or SAR is exercisable, as specified in Section 6.4(a).

(ss) "***Prior Plan***" means the Cohu, Inc. 2005 Equity Incentive Plan.

(tt) "***Restricted Stock Award***" means an Award of a Restricted Stock Bonus or a Restricted Stock Purchase Right.

(uu) "***Restricted Stock Bonus***" means Stock granted to a Participant pursuant to Section 8.

(vv) "***Restricted Stock Purchase Right***" means a right to purchase Stock granted to a Participant pursuant to Section 8.

(ww) "***Restricted Stock Unit***" means a right granted to a Participant pursuant to Section 9 to receive on a future date or occurrence of a future event a share of Stock or cash in lieu thereof, as determined by the Committee.

(xx)   **"Returning Shares"** means shares subject to share awards granted under the Prior Plan that are outstanding on March 16, 2026 or which are granted and outstanding after March 16, 2026 and prior to the Effective Date, and that: (A) are subject to stock options and stock appreciation rights which expire, or for any reason are forfeited, cancelled, or terminated without being exercised,; (B) are not issued because such share award or any portion thereof expires or otherwise terminates without all of the shares covered by such award having been issued; (C) are not issued because such award or any portion thereof is settled in cash; or (D) are forfeited back to or repurchased by the Company for an amount not greater than the Participant's purchase price because of the failure to meet a contingency or condition required for the vesting of such shares. The following shares subject to outstanding share awards granted under the Prior Plan are not Returning Shares: (A) any shares withheld by the Company in satisfaction of the payment of the purchase or exercise price of an option or stock appreciation right, and (B) any shares withheld by the Company in satisfaction of the payment of withholding taxes.

(yy)   **"Rule 16b-3"** means Rule 16b-3 under the Exchange Act, as amended from time to time, or any successor rule or regulation.

(zz)   "**SAR**" or "**Stock Appreciation Right**" means a right granted to a Participant pursuant to Section 7 to receive payment, for each share of Stock subject to such Award, of an amount equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the Award over the exercise price thereof.

(aaa)   "**Section 409A**" means Section 409A of the Code.

(bbb)   "**Section 409A Deferred Compensation**" means compensation provided pursuant to an Award that constitutes nonqualified deferred compensation within the meaning of Section 409A.

(ccc)   "**Securities Act**" means the Securities Act of 1933, as amended.

(ddd)   "**Service**" means a Participant's employment or service with the Participating Company Group, whether as an Employee, a Director or a Consultant. Unless otherwise provided by the Committee, a Participant's Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders Service or a change in the Participating Company for which the Participant renders Service, provided that there is no interruption or termination of the Participant's Service. Subject to the terms of the Company's leave of absence policy and/or the written terms of any leave of absence agreement or policy applicable to the Participant, to the extent permitted by law, the Committee or its designee, in that party's sole discretion, may determine whether Service will be considered interrupted in the case of (i) any Company approved leave of absence, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Additionally, a leave of absence will be treated as continued Service for purposes of vesting in an Award only to such extent as may be provided in the Company's leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law. A Participant's Service shall be deemed to have terminated either upon an actual termination of Service or upon the business entity for which the Participant performs Service ceasing to be a Participating Company. Subject to the foregoing, the Company, in its discretion, shall determine whether the Participant's Service has terminated and the effective date of and reason for such termination.

(eee)   "**Stock**" means the common stock of the Company, as adjusted from time to time in accordance with Section 4.

(fff)   "**Stock Tender Exercise**" means a Stock Tender Exercise as defined in Section 6.3(b)(ii).

(ggg)   "**Subsidiary Corporation**" means any present or future "subsidiary corporation" of the Company, as defined in Section 424(f) of the Code.

(hhh)   "**Ten Percent Owner**" means a Participant who, at the time an Option is granted to the Participant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of a Participating Company (other than an Affiliate) within the meaning of Section 422(b)(6) of the Code.

(iii)   "**Trading Compliance Policy**" means the written policy of the Company pertaining to the purchase, sale, transfer or other disposition of the Company's equity securities by Directors, Officers, Employees or other service providers who may possess material, nonpublic information regarding the Company or its securities.

(jjj)   "**Vesting Conditions**" mean those conditions established in accordance with the Plan prior to the satisfaction of which an Award or shares subject to an Award remain subject to forfeiture or a repurchase option in favor of the Company exercisable for the Participant's monetary purchase price, if any, for such shares upon the Participant's termination of Service or failure of a performance condition to be satisfied.

2.2 **Construction**. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

3. **ADMINISTRATION**.

3.1 **Administration by the Committee**. The Plan shall be administered by the Committee. All questions of interpretation of the Plan, of any Award Agreement or of any other form of agreement or other document employed by the Company in the administration of the Plan or of any Award shall be determined by the Committee, and such determinations shall be final, binding and conclusive upon all persons having an interest in the Plan or such Award, unless fraudulent or made in bad faith. Any and all actions, decisions and determinations taken or made by the Committee in the exercise of its discretion pursuant to the Plan or Award Agreement or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding and conclusive upon all persons having an interest therein. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

3.2 **Authority of Officers**. Any Officer shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election that is the responsibility of or that is allocated to the Company herein, provided that the Officer has apparent authority with respect to such matter, right, obligation, determination or election. To the extent permitted by applicable law, the Committee may, in its discretion, delegate to a committee comprised of one or more Officers the authority to grant one or more Awards, without further approval of the Committee, to any Employee, other than a person who, at the time of such grant, is an Insider, and to exercise such other powers under the Plan as the Committee may determine; provided, however, that the Committee shall fix the maximum number of shares subject to Awards that may be granted by such Officers and each such Award shall conform to such other limits and guidelines as may be established from time to time by the Committee and as may be required by applicable law.

3.3 **Administration with Respect to Insiders**. With respect to participation by Insiders in the Plan, at any time that any class of equity security of the Company is registered pursuant to Section 12 of the Exchange Act, the Plan shall be administered in compliance with the requirements, if any, of Rule 16b-3.

3.4 **Powers of the Committee**. In addition to any other powers set forth in the Plan and subject to the provisions of the Plan, the Committee shall have the full and final power and authority, in its discretion:

(a) to determine the persons to whom, and the time or times at which, Awards shall be granted and the number of shares of Stock, units or monetary value to be subject to each Award;

(b) to designate Options as Incentive Stock Options or Nonstatutory Stock Options;

(c) to determine the type(s) of Other Stock-Based Awards, and their terms and conditions that may be granted under the Plan;

(d) to determine the Fair Market Value of shares of Stock or other property;

(e) to determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (i) the exercise or purchase price of shares pursuant to any Award, (ii) the method of payment for shares purchased pursuant to any Award, (iii) the method for satisfaction of any tax withholding obligation arising in connection with any Award, including by the withholding or delivery of shares of Stock, (iv) the timing, terms and conditions of the exercisability or vesting of any Award or any shares acquired pursuant thereto, (v) the Performance Measures, Performance Targets, Performance Period, Performance Award Formula and Performance Goals applicable to any Award and the extent to which such Performance Goals have been attained, (vi) the time of expiration of any Award, (vii) the effect of any Participant's termination of Service on any of the foregoing, and (viii) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto not inconsistent with the terms of the Plan;

(f) to determine whether an Award will be settled in shares of Stock, cash, other property or in any combination thereof;

(g)   to approve one or more forms of Award Agreement;

(h)   to amend, modify, extend, cancel or renew any Award or to waive any restrictions or conditions applicable to any Award or any shares acquired pursuant thereto except as provided in Section 3.5 (Repricing and Reload Options Prohibited) *provided however*, that, a Participant's rights under any Award will not be Materially Impaired by any such amendment unless (i) the Company requests the consent of the affected Participant, and (ii) such Participant consents in writing;

(i)   to accelerate, continue, extend or defer the exercisability or vesting of any Award or any shares acquired pursuant thereto, including with respect to the period following a Participant's termination of Service; *provided however*, that, a Participant's rights under any Award will not be Materially Impaired by any such amendment unless (i) the Company requests the consent of the affected Participant, and (ii) such Participant consents in writing;

(j)   to prescribe, amend or rescind rules, guidelines and policies relating to the Plan, or to adopt sub-plans or supplements to, or alternative versions of, the Plan, including, without limitation, as the Committee deems necessary or desirable to comply with the laws of, or to accommodate the tax policy, accounting principles or custom of, foreign jurisdictions whose residents may be granted Awards;

(k)   To prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Stock or the share price of the Stock including any Change in Control, for reasons of administrative convenience;

(l)   to authorize, in conjunction with any applicable Company deferred compensation plan, that the receipt of cash or Stock subject to any Award under this Plan, may be deferred under the terms and conditions of such Company deferred compensation plan; and

(m)   to correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement and to make all other determinations and take such other actions with respect to the Plan or any Award as the Committee may deem advisable to the extent not inconsistent with the provisions of the Plan or applicable law.

3.5   **Option or SAR Repricing and Reload Options Prohibited**. Except as provided in Section 4.2 (Adjustments for Changes in Capital Structure) or in connection with a Change in Control, neither the Company, Board nor any Committee shall have the authority to (i) reduce the exercise price or strike price of any outstanding Options or SARs under the Plan, or (ii) cancel any Options or SARs that have an exercise price of strike price greater than the current Fair Market Value in exchange for cash or other Awards under the Plan, unless the stockholders of the Company have approved such an action within twelve months prior to such an event. No Option may be granted to any Participant on account of the use of Stock by the Participant to exercise a prior Option.

3.6   **Minimum Vesting**. Notwithstanding any other provision of the Plan to the contrary, Awards granted under the Plan (other than cash-based awards) shall vest no earlier than the first anniversary of the date on which the Award is granted; provided, that the following Awards shall not be subject to the foregoing minimum vesting requirement: any (i) substitute Awards granted in connection with awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction entered into by the Company or any of its Subsidiaries, (ii) Shares delivered in lieu of fully vested cash obligations, (iii) Awards to Nonemployee Directors that vest on earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders which is at least 50 weeks after the immediately preceding year's annual meeting, and (iv) any additional Awards the Committee may grant, up to a maximum of five percent (5%) of the available share reserve authorized for issuance under the Plan pursuant to Section 4.1 (subject to adjustment under Section 4.3); and, provided, further, that the foregoing restriction does not apply to the Committee's discretion to provide for accelerated exercisability or vesting of any Award, including in cases of retirement, death, Disability or a Change in Control, in the terms of the Award Agreement or otherwise.

3.7   **Indemnification**. In addition to such other rights of indemnification as they may have as members of the Board or the Committee or as officers or employees of the Participating Company Group, to the extent permitted by applicable law, members of the Board or the Committee and any officers or employees of the Participating Company Group to whom authority to act for the Board, the Committee or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties or with respect to which the recoupment provisions of Section 18.2 of the Plan are applicable; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

4.   **S**HARES **S**UBJECT TO **P**LAN.

4.1   **Maximum Number of Shares Issuable**. Subject to adjustment as provided in Sections 4.2 and 4.3, the maximum aggregate number of shares of Stock that may be issued under the Plan will not exceed: (i) 3,400,000 shares, less (ii) one share for each share subject to any equity award granted under the Prior Plan after March 20, 2026 and prior to the Effective Date; plus (iii) the number of Returning Shares, if any, as such shares become available from time to time. The shares of Stock that may be issued under the Plan may consist of authorized but reissued or reacquired shares of Stock or any combination thereof. In no event shall the number of shares subject to any equity award granted under the Prior Plan after March 20, 2026 and prior to the Effective Date exceed 10,000 shares.

4.2   **Share Counting**. If an outstanding Award for any reason expires or is terminated or canceled without having been exercised or settled in full, or if shares of Stock acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company for an amount not greater than the Participant's purchase price, the shares of Stock allocable to the terminated portion of such Award or such forfeited or repurchased shares of Stock shall again be available for issuance under the Plan. Shares of Stock shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.   Any shares of Stock that are exchanged or sold by a Participant or withheld by the Company as full or partial payment of the exercise price of any Option or SAR, and any shares of Stock that are exchanged, sold or withheld by the Company or any member of the Participating Company Group to satisfy any tax withholding or payment obligations related to any Award, shall not be available for subsequent Awards under the Plan.   Shares purchased in the open market with proceeds from the exercise of Options or SARs shall not be added to the limit set forth in Section 4.1.

4.3   **Adjustments for Changes in Capital Structure**. Subject to any required action by the stockholders of the Company and the requirements of Section 409A and Section 424 of the Code to the extent applicable, in the event of any change in the Stock effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Stock (excepting regular, periodic cash dividends) that has a material effect on the Fair Market Value of shares of Stock, appropriate and proportionate adjustments shall be made in the number and kind of shares subject to the Plan and to any outstanding Awards, the Incentive Stock Option limits set forth in Section 5.3, and in the exercise or purchase price per share under any outstanding Award in order to prevent dilution or enlargement of Participants' rights under the Plan. For purposes of the foregoing, conversion of any convertible securities of the Company shall not be treated as "effected without receipt of consideration by the Company." If a majority of the shares which are of the same class as the shares that are subject to outstanding Awards are exchanged for, converted into, or otherwise become (whether or not pursuant to an Ownership Change Event) shares of another corporation (the "*New Shares*"), the Committee may unilaterally amend the outstanding Awards to provide that such Awards are for New Shares. In the event of any such amendment, the number of shares subject to, and the exercise or purchase price per share of, the outstanding Awards shall be adjusted in a fair and equitable manner as determined by the Committee, in its discretion and in accordance with Section 409A and Section 424 of the Code to the extent applicable. Any fractional share resulting from an adjustment pursuant to this Section shall be rounded down to the nearest whole number and the exercise or purchase price per share shall be rounded up to the nearest whole cent. In no event may the exercise or purchase price, if any, under any Award be decreased to an amount less than the par value, if any, of the stock subject to such Award. The Committee in its discretion, may also make such adjustments in the terms of any Award to reflect, or related to, such changes in the capital structure of the Company or distributions as it deems appropriate, including modification of Performance Goals, Performance Award Formulas and Performance Periods. The adjustments determined by the Committee pursuant to this Section shall be final, binding and conclusive.

4.4   **Assumption or Substitution of Awards**. The Committee may, without affecting the number of shares of Stock reserved or available hereunder, authorize the issuance or assumption of equity awards under this Plan in connection with any merger, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate, subject to compliance with Section 409A and any other applicable provisions of the Code, without reducing the number of shares otherwise available for issuance under the Plan. In addition, subject to compliance with applicable laws, and listing requirements, shares available for grant under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for awards under the Plan to individuals who were not Employees or Directors of the Participating Company Group prior to the transaction and shall not reduce the number of shares otherwise available for issuance under the Plan.

5. **ELIGIBILITY, PARTICIPATION AND AWARD LIMITATIONS**.

    5.1   **Persons Eligible for Awards**. Awards may be granted only to Employees, Consultants and Directors.

    5.2   **Participation in the Plan**. Awards are granted solely at the discretion of the Committee. Eligible persons may be granted more than one Award. However, eligibility in accordance with this Section shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award.

    5.3   **Incentive Stock Option Limitations**.

        (a)   ***Maximum Number of Shares Issuable Pursuant to Incentive Stock Options***. Subject to adjustment as provided in Section 4.3, the maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to the exercise of Incentive Stock Options shall not exceed 3,400,000 shares. The maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to all Awards other than Incentive Stock Options shall be the number of shares determined in accordance with Section 4.1, subject to adjustment as provided in Sections 4.2 and 4.3.

        (b)   ***Persons Eligible***. An Incentive Stock Option may be granted only to a person who, on the effective date of grant, is an Employee of the Company, a Parent Corporation or a Subsidiary Corporation (each being an "***ISO-Qualifying Corporation***"). Any person who is not an Employee of an ISO-Qualifying Corporation on the effective date of the grant of an Option to such person may be granted only a Nonstatutory Stock Option.

        (c)   ***Fair Market Value Limitation***. To the extent that options designated as Incentive Stock Options (granted under all stock plans of the Participating Company Group, including the Plan) become exercisable by a Participant for the first time during any calendar year for stock having a Fair Market Value greater than $100,000, the portion of such options which exceeds such amount shall be treated as Nonstatutory Stock Options. For purposes of this Section, options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of stock shall be determined as of the time the option with respect to such stock is granted. If the Code is amended to provide for a limitation different from that set forth in this Section, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the Code. If an Option is treated as an Incentive Stock Option in part and as a Nonstatutory Stock Option in part by reason of the limitation set forth in this Section, the Participant may designate which portion of such Option the Participant is exercising. In the absence of such designation, the Participant shall be deemed to have exercised the Incentive Stock Option portion of the Option first. Upon exercise of the Option, shares issued pursuant to each such portion shall be separately identified.

    5.4   **Nonemployee Director Award Limit**. Annual compensation awarded to any Nonemployee Director during each calendar year in respect of the Nonemployee Director's service as a member of the Board during such year, including both shares of Stock subject to Awards and any cash fees paid to such Nonemployee Director (but excluding any expense reimbursements or distributions from any deferred compensation program applicable to the Nonemployee Director), may not exceed $750,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes).

6. **STOCK OPTIONS**.

Options shall be evidenced by Award Agreements specifying the number of shares of Stock covered thereby, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

    6.1   **Exercise Price**. The exercise price for each Option shall be established in the discretion of the Committee; provided, however, that (a) the exercise price per share shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the Option and (b) no Incentive Stock Option granted to a Ten Percent Owner shall have an exercise price per share less than one hundred ten percent (110%) of the Fair Market Value of a share of Stock on the effective date of grant of the Option. Notwithstanding the foregoing, an Option (whether an Incentive Stock Option or a Nonstatutory Stock Option) may be granted with an exercise price less than the minimum exercise price set forth above if such Option is granted pursuant to an assumption or substitution for another option in a manner that would qualify under the provisions of Section 409A or Section 424(a) of the Code.

6.2   **Exercisability and Term of Options**. Subject to Section 3.6, Options shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such Option; provided, however, that (a) no Option shall be exercisable after the expiration of ten (10) years after the effective date of grant of such Option, (b) no Incentive Stock Option granted to a Ten Percent Owner shall be exercisable after the expiration of five (5) years after the effective date of grant of such Option and (c) no Option granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such Option (except in the event of such Employee's death, disability or retirement, upon a Change in Control, or as otherwise permitted by the Worker Economic Opportunity Act). Subject to the foregoing, unless otherwise specified by the Committee in the grant of an Option, each Option shall terminate ten (10) years after the effective date of grant of the Option, unless earlier terminated in accordance with its provisions.

6.3   **Payment of Exercise Price**.

(a)   *Forms of Consideration Authorized*. Except as otherwise provided below, payment of the exercise price for the number of shares of Stock being purchased pursuant to any Option shall be made (i) in cash, by check or in cash equivalent; (ii) if permitted by the Committee and subject to the limitations contained in Section 6.3(b), by means of (1) a Cashless Exercise, (2) a Stock Tender Exercise or (3) a Net Exercise (for Nonstatutory Stock Options); (iii) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (iv) if permitted by the Committee, by any combination thereof. The Committee may at any time or from time to time grant Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.

(b)   *Limitations on Forms of Consideration*.

(i)   **Cashless Exercise**. A "*Cashless Exercise*" means the delivery of a properly executed notice of exercise together with irrevocable instructions to a broker providing for the assignment to the Company of the proceeds of a sale or loan with respect to some or all of the shares being acquired upon the exercise of the Option (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the Federal Reserve System). The Company reserves, at any and all times, the right, in the Company's sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise, including with respect to one or more Participants specified by the Company notwithstanding that such program or procedures may be available to other Participants.

(ii)   **Stock Tender Exercise**. A "*Stock Tender Exercise*" means the delivery of a properly executed exercise notice accompanied by a Participant's tender to the Company, or attestation to the ownership, in a form acceptable to the Company of whole shares of Stock owned by the Participant having a Fair Market Value that does not exceed the aggregate exercise price for the shares with respect to which the Option is exercised. A Stock Tender Exercise shall not be permitted if it would constitute a violation of the provisions of any law, regulation or agreement restricting the redemption of the Company's stock. If required by the Company, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock unless such shares either have been owned by the Participant for a period of time required by the Company (and not used for another option exercise by attestation during such period) or were not acquired, directly or indirectly, from the Company.

(iii)   **Net Exercise**. A "*Net Exercise*" means the delivery of a properly executed exercise notice followed by a procedure pursuant to which (1) the Company will reduce the number of shares otherwise issuable to a Participant upon the exercise of an Option by the largest whole number of shares having a Fair Market Value that does not exceed the aggregate exercise price for the shares with respect to which the Option is exercised, and (2) the Participant shall pay to the Company in cash the remaining balance of such aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued.

6.4   **Effect of Termination of Service**.

(a)   *Option Exercisability*. Subject to earlier termination of the Option as otherwise provided by this Plan and unless otherwise provided by the Committee or in an Award Agreement, an Option shall be exercisable after the Participant's termination of Service to the extent it is then vested only during the applicable time period specified below, or if applicable, such other period provided in the applicable Award Agreement or other written agreement between the Participant and the Company; provided however, in no event may such Option be exercised after expiration of its maximum permitted term as set forth in the Award Agreement evidencing such Option or any earlier date the Option is terminated in connection with a Change in Control (the "***Option Expiration Date***"), and thereafter shall terminate if not exercised during such period.

(i) **Disability**. If the Participant's Service terminates because of the Disability of the Participant, the Option, to the extent unexercised and exercisable for vested shares on the date on which the Participant's Service terminated, may be exercised by the Participant (or the Participant's guardian or legal representative) at any time prior to the expiration of twelve (12) months after the date on which the Participant's Service terminated.

(ii) **Death**. If the Participant's Service terminates because of the death of the Participant, the Option, to the extent unexercised and exercisable for vested shares on the date on which the Participant's Service terminated, may be exercised by the Participant's legal representative or other person who acquired the right to exercise the Option by reason of the Participant's death at any time prior to the expiration of twelve (12) months after the date on which the Participant's Service terminated. The Participant's Service shall be deemed to have terminated on account of death if the Participant dies within three (3) months after the Participant's termination of Service for any reason other than Cause.

(iii) **Termination for Cause**. Notwithstanding any other provision of the Plan to the contrary, if the Participant's Service is terminated for Cause or if, following the Participant's termination of Service and during any period in which the Option otherwise would remain exercisable, the Participant engages in any act that would constitute Cause, the Option shall terminate in its entirety and cease to be exercisable immediately upon such termination of Service or act.

(iv) **Other Termination of Service**. If the Participant's Service terminates for any reason, except Disability, death or Cause, the Option, to the extent unexercised and exercisable for vested shares on the date on which the Participant's Service terminated, may be exercised by the Participant at any time prior to the expiration of four (4) months after the date on which the Participant's Service terminated.

(b) ***Extension if Exercise Prevented by Law***. Notwithstanding the foregoing, other than termination of Service for Cause, if the exercise of an Option within the Post-Termination Exercise Period is prevented by the provisions of Section 14 below or other applicable law on any date during such Post-Termination Exercise Period and on which the per share exercise price of the Option is less than the Fair Market Value, such Option shall remain exercisable until thirty (30) days after the date such exercise first would no longer be prevented by such provisions but in any event no later than the Option Expiration Date.

6.5 **Transferability of Options**. During the lifetime of the Participant, an Option shall be exercisable only by the Participant or the Participant's guardian or legal representative. An Option shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Option, an Option shall be assignable or transferable subject to the applicable limitations, if any, described in the General Instructions to Form S-8 under the Securities Act or, in the case of an Incentive Stock Option, only as permitted by applicable regulations under Section 421 of the Code in a manner that does not disqualify such Option as an Incentive Stock Option. Notwithstanding the foregoing, Options may not be transferred to any third party for value.

7. **STOCK APPRECIATION RIGHTS**.

Stock Appreciation Rights shall be evidenced by Award Agreements specifying the number of shares of Stock subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

7.1 **Types of SARs Authorized**. SARs may be granted in tandem with all or any portion of a related Option (a "***Tandem SAR***") or may be granted independently of any Option (a "***Freestanding SAR***"). A Tandem SAR may be granted either concurrently with the grant of the related Option or at any time thereafter prior to the complete exercise, termination, expiration or cancellation of such related Option.

7.2 **Exercise Price**. The exercise price for each SAR shall be established in the discretion of the Committee; provided, however, that (a) the exercise price per share subject to a Tandem SAR shall be the exercise price per share under the related Option and (b) the exercise price per share subject to a Freestanding SAR shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the SAR. Notwithstanding the foregoing, an SAR may be granted with an exercise price lower than the minimum exercise price set forth above if such SAR is granted pursuant to an assumption or substitution for another stock appreciation right in a manner that would qualify under the provisions of Section 409A.

7.3   **Exercisability and Term of SARs**.

(a)   *Tandem SARs*. Tandem SARs shall be exercisable only at the time and to the extent, and only to the extent, that the related Option is exercisable, subject to such provisions as the Committee may specify where the Tandem SAR is granted with respect to less than the full number of shares of Stock subject to the related Option. The Committee may, in its discretion, provide in any Award Agreement evidencing a Tandem SAR that such SAR may not be exercised without the advance approval of the Company and, if such approval is not given, then the Option shall nevertheless remain exercisable in accordance with its terms. A Tandem SAR shall terminate and cease to be exercisable no later than the date on which the related Option expires or is terminated or canceled. Upon the exercise of a Tandem SAR with respect to some or all of the shares subject to such SAR, the related Option shall be canceled automatically as to the number of shares with respect to which the Tandem SAR was exercised. Upon the exercise of an Option related to a Tandem SAR as to some or all of the shares subject to such Option, the related Tandem SAR shall be canceled automatically as to the number of shares with respect to which the related Option was exercised.

(b)   *Freestanding SARs*. Freestanding SARs shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such SAR; provided, however, that (i) no Freestanding SAR shall be exercisable after the expiration of ten (10) years after the effective date of grant of such SAR and (ii) no Freestanding SAR granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable until at least six (6) months following the date of grant of such SAR (except in the event of such Employee's death, disability or retirement, upon a Change in Control, or as otherwise permitted by the Worker Economic Opportunity Act). Subject to the foregoing, unless otherwise specified by the Committee in the grant of a Freestanding SAR, each Freestanding SAR shall terminate ten (10) years after the effective date of grant of the SAR, unless earlier terminated in accordance with its provisions.

7.4   **Exercise of SARs**. Upon the exercise (or deemed exercise pursuant to Section 7.5) of an SAR, the Participant (or the Participant's legal representative or other person who acquired the right to exercise the SAR by reason of the Participant's death) shall be entitled to receive payment of an amount for each share with respect to which the SAR is exercised equal to the excess, if any, of the Fair Market Value of a share of Stock on the date of exercise of the SAR over the exercise price. Payment of such amount shall be made (a) in the case of a Tandem SAR, solely in shares of Stock in a lump sum upon the date of exercise of the SAR and (b) in the case of a Freestanding SAR, in cash, shares of Stock, or any combination thereof as determined by the Committee and set forth in the Award Agreement, in a lump sum upon the date of exercise of the SAR. When payment is to be made in shares of Stock, the number of shares to be issued shall be determined on the basis of the Fair Market Value of a share of Stock on the date of exercise of the SAR. For purposes of Section 7, an SAR shall be deemed exercised on the date on which the Company receives notice of exercise from the Participant or as otherwise provided in Section 7.5.

7.5   **Deemed Exercise of SARs**. If, on the date on which an SAR would otherwise terminate or expire, the SAR by its terms remains exercisable immediately prior to such termination or expiration and, if so exercised, would result in a payment to the holder of such SAR, then any portion of such SAR which has not previously been exercised shall automatically be deemed to be exercised as of such date with respect to such portion. The Company may elect to discontinue the deemed exercise of SARs pursuant to this Section 7.5 at any time upon notice to a Participant or to apply the deemed exercise feature only to certain groups of Participants. The deemed exercise of a SAR pursuant to this Section 7.5 shall apply only to a SAR that has been timely accepted by a Participant under procedures specified by the Company from time to time.

7.6   **Effect of Termination of Service**. Subject to earlier termination of the SAR as otherwise provided herein and unless otherwise provided by the Committee or in an Award Agreement, an SAR shall be exercisable after a Participant's termination of Service only to the extent and during the applicable time period determined in accordance with Section 6.4 (treating the SAR as if it were an Option) and thereafter shall terminate.

7.7   **Transferability of SARs**. During the lifetime of the Participant, an SAR shall be exercisable only by the Participant or the Participant's guardian or legal representative. An SAR shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Committee, in its discretion, and set forth in the Award Agreement evidencing such Award, a Tandem SAR related to a Nonstatutory Stock Option or a Freestanding SAR shall be assignable or transferable subject to the applicable limitations, if any, described in the General Instructions to Form S-8 under the Securities Act. Notwithstanding the foregoing, SARs may not be transferred to any third party for value.

8.   **RESTRICTED STOCK AWARDS**.

Restricted Stock Awards shall be evidenced by Award Agreements specifying whether the Award is a Restricted Stock Bonus or a Restricted Stock Purchase Right and the number of shares of Stock subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

8.1   **Types of Restricted Stock Awards Authorized**. Restricted Stock Awards may be granted in the form of either a Restricted Stock Bonus or a Restricted Stock Purchase Right. Restricted Stock Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.4. If either the grant of or satisfaction of Vesting Conditions applicable to a Restricted Stock Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 10.3 through 10.5(a).

8.2   **Purchase Price**. The purchase price for shares of Stock issuable under each Restricted Stock Purchase Right shall be established by the Committee in its discretion. No monetary payment (other than applicable tax withholding) shall be required as a condition of receiving shares of Stock pursuant to a Restricted Stock Bonus, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by applicable state corporate law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock subject to a Restricted Stock Award.

8.3   **Purchase Period**. A Restricted Stock Purchase Right shall be exercisable within a period established by the Committee, which shall in no event exceed thirty (30) days from the effective date of the grant of the Restricted Stock Purchase Right.

8.4   **Payment of Purchase Price**. Except as otherwise provided below, payment of the purchase price for the number of shares of Stock being purchased pursuant to any Restricted Stock Purchase Right shall be made (a) in cash, by check or in cash equivalent, (b) by such other consideration as may be approved by the Committee from time to time to the extent permitted by applicable law, or (c) by any combination thereof.

8.5   **Vesting and Restrictions on Transfer**. Shares issued pursuant to any Restricted Stock Award may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. During any period in which shares acquired pursuant to a Restricted Stock Award remain subject to Vesting Conditions, such shares may not be sold, exchanged, transferred, pledged, assigned or otherwise disposed of other than pursuant to an Ownership Change Event or as provided in Section 8.8. The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Stock Award that, if the satisfaction of Vesting Conditions with respect to any shares subject to such Restricted Stock Award would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then satisfaction of the Vesting Conditions automatically shall be determined on the next trading day on which the sale of such shares would not violate the Trading Compliance Policy. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

8.6   **Voting Rights; Dividends and Distributions**. Except as provided in this Section, Section 8.5 and any Award Agreement, during any period in which shares acquired pursuant to a Restricted Stock Award remain subject to Vesting Conditions, the Participant shall have all of the rights of a stockholder of the Company holding shares of Stock, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares; provided, however, that any such dividends and distributions shall be subject to the same Vesting Conditions as the shares subject to the Restricted Stock Award with respect to which such dividends or distributions were paid. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, any and all new, substituted or additional securities or other property to which the Participant is entitled by reason of the Participant's Restricted Stock Award shall be immediately subject to the same Vesting Conditions as the shares subject to the Restricted Stock Award with respect to which such dividends or distributions were paid or adjustments were made.

8.7   **Effect of Termination of Service**. Unless otherwise provided by the Committee in the Award Agreement evidencing a Restricted Stock Award, if a Participant's Service terminates for any reason, whether voluntary or involuntary (including the Participant's death or disability), then (a) the Company shall have the option to repurchase for

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the purchase price paid by the Participant any shares acquired by the Participant pursuant to a Restricted Stock Purchase Right which remain subject to Vesting Conditions as of the date of the Participant's termination of Service and (b) the Participant shall forfeit to the Company any shares acquired by the Participant pursuant to a Restricted Stock Bonus which remain subject to Vesting Conditions as of the date of the Participant's termination of Service. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company.

8.8   **Nontransferability of Restricted Stock Award Rights**. Rights to acquire shares of Stock pursuant to a Restricted Stock Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or the laws of descent and distribution. All rights with respect to a Restricted Stock Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

9.   <u>RESTRICTED STOCK UNITS</u>.

Restricted Stock Unit Awards shall be evidenced by Award Agreements specifying the number of Restricted Stock Units subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

9.1   **Grant of Restricted Stock Unit Awards**. Restricted Stock Unit Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.4. If either the grant of a Restricted Stock Unit Award or the Vesting Conditions with respect to such Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 10.3 through 10.5(a).

9.2   **Purchase Price**. No monetary payment (other than applicable tax withholding, if any) shall be required as a condition of receiving a Restricted Stock Unit Award, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by applicable state corporate law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock issued upon settlement of the Restricted Stock Unit Award.

9.3   **Vesting**. Restricted Stock Unit Awards may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award.

9.4   **Voting Rights, Dividend Equivalent Rights and Distributions**. Participants shall have no voting rights with respect to shares of Stock represented by Restricted Stock Units until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Restricted Stock Unit Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated. Dividend Equivalent Rights, if any, shall be paid by crediting the Participant with a cash amount or with additional whole Restricted Stock Units as of the date of payment of such cash dividends on Stock, as determined by the Committee. The number of additional Restricted Stock Units (rounded to the nearest whole number), if any, to be credited shall be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of shares of Stock represented by the Restricted Stock Units previously credited to the Participant by (b) the Fair Market Value per share of Stock on such date. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments shall be made in the Participant's Restricted Stock Unit Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of the Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Vesting Conditions as are applicable to the Award. No dividends or distributions shall be paid on shares of Stock subject to any Restricted Stock Unit Award which is subject to Vesting Conditions except to the extent that such Vesting Conditions are satisfied.

9.5   **Effect of Termination of Service**. Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Restricted Stock Unit Award, if a Participant's Service terminates for any reason, whether voluntary or involuntary (including the Participant's death or disability), then the Participant shall forfeit to the

Company any Restricted Stock Units pursuant to the Award which remain subject to Vesting Conditions as of the date of the Participant's termination of Service.

9.6 **Settlement of Restricted Stock Unit Awards**. The Company shall issue to a Participant on the date on which Restricted Stock Units subject to the Participant's Restricted Stock Unit Award vest or on such other date determined by the Committee as meeting the requirements for an exemption from, or alternatively in compliance with the requirements of Section 409A, if applicable, and set forth in the Award Agreement one (1) share of Stock (and/or any other new, substituted or additional securities or other property pursuant to an adjustment described in Section 9.4) for each Restricted Stock Unit then becoming vested or otherwise to be settled on such date, subject to the withholding of applicable taxes, if any. The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Stock Unit Award that if the settlement date with respect to any shares issuable upon vesting of Restricted Stock Units would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then the settlement date shall be deferred until the next trading day on which the sale of such shares would not violate the Trading Compliance Policy but in any event no later than such latest permitted date as necessary to avoid adverse tax consequences under Section 409A. If permitted by the Committee, the Participant may elect, consistent with the requirements of Section 409A, to defer receipt of all or any portion of the shares of Stock or other property otherwise issuable to the Participant pursuant to this Section, and such deferred issuance date(s) and amount(s) elected by the Participant shall be set forth in the Award Agreement or an Election (as defined in Section 15.2). Notwithstanding the foregoing, the Committee, in its discretion, may provide in an Award Agreement for settlement of any Restricted Stock Unit Award by payment to the Participant in cash of an amount equal to the Fair Market Value on the payment date of the shares of Stock or other property otherwise issuable to the Participant pursuant to this Section.

9.7 **Nontransferability of Restricted Stock Unit Awards**. The right to receive shares pursuant to a Restricted Stock Unit Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Restricted Stock Unit Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

10. <u>**PERFORMANCE AWARDS**</u>.

Performance Awards shall be evidenced by Award Agreements in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

10.1 **Types of Performance Awards Authorized**. Performance Awards may be granted in the form of either Performance Shares or Performance Units. Each Award Agreement evidencing a Performance Award shall specify the number of Performance Shares or Performance Units subject thereto, the Performance Award Formula, the Performance Goal(s) and Performance Period applicable to the Award, and the other terms, conditions and restrictions of the Award.

10.2 **Initial Value of Performance Shares and Performance Units**. Unless otherwise provided by the Committee in granting a Performance Award, each Performance Share shall have an initial monetary value equal to the Fair Market Value of one (1) share of Stock, subject to adjustment as provided in Section 4.3, on the effective date of grant of the Performance Share, and each Performance Unit shall have an initial monetary value established by the Committee at the time of grant. The final value payable to the Participant in settlement of a Performance Award determined on the basis of the applicable Performance Award Formula will depend on the extent to which Performance Goals established by the Committee are attained within the applicable Performance Period established by the Committee.

10.3 **Establishment of Performance Period, Performance Goals and Performance Award Formula**. In granting each Performance Award, the Committee shall establish in writing the applicable Performance Period, Performance Award Formula and one or more Performance Goals which, when measured at the end of the Performance Period, shall determine on the basis of the Performance Award Formula the final value of the Performance Award to be paid to the Participant. The Company shall notify each Participant granted a Performance Award of the terms of such Award, including the Performance Period, Performance Goal(s) and Performance Award Formula.

10.4 **Measurement of Performance Goals**. Performance Goals shall be established by the Committee on the basis of targets to be attained ("*Performance Targets*") with respect to one or more measures of objective or subjective business, financial, or individual performance or other performance criteria established by the Committee (each, a "*Performance Measure*"), subject to the following:

(a) *Performance Measures*. Unless otherwise determined by the Committee Performance Measures based on objective criteria shall be calculated in accordance with the Company's financial statements, or, if such measures are not reported in the Company's financial statements, they shall be calculated in accordance with generally accepted accounting principles, a method used generally in the Company's industry, or in accordance with a methodology established by the Committee. Performance Measures based on subjective criteria shall be determined on the basis established by the Committee in granting the Award. As specified by the Committee, Performance Measures may be calculated with respect to the Company and each Subsidiary Corporation consolidated therewith for financial reporting purposes, one or more Subsidiary Corporations or such division or other business unit of any of them selected by the Committee. Unless otherwise determined by the Committee, the Performance Measures applicable to the Performance Award shall be calculated prior to the accrual of expense for any Performance Award for the same Performance Period and excluding the effect (whether positive or negative) on the Performance Measures of any change in accounting standards or any unusual or infrequently occurring event or transaction, as determined by the Committee, occurring after the establishment of the Performance Goals applicable to the Performance Award. Each such adjustment, if any, shall be made solely for the purpose of providing a consistent basis from period to period for the calculation of Performance Measures in order to prevent the dilution or enlargement of the Participant's rights with respect to a Performance Award.

(b) ***Performance Targets***. Performance Targets may include a minimum, maximum, target level and intermediate levels of performance, with the final value of a Performance Award determined under the applicable Performance Award Formula by the Performance Target level attained during the applicable Performance Period. A Performance Target may be stated as an absolute value, an increase or decrease in a value, or as a value determined relative to an index, budget or other standard selected by the Committee.

10.5 **Settlement of Performance Awards**.

(a) ***Determination of Final Value***. As soon as practicable following the completion of the Performance Period applicable to a Performance Award, the Committee shall determine the extent to which the applicable Performance Goals have been attained and the resulting final value of the Award earned by the Participant and to be paid upon its settlement in accordance with the applicable Performance Award Formula.

(b) ***Notice to Participants***. As soon as practicable following the Committee's determination in accordance with Section 10.5(a) the Company shall notify each Participant of the determination of the Committee.

(c) ***Payment in Settlement of Performance Awards***. As soon as practicable following the Committee's determination in accordance with Section 10.5(a) but in any event within the Short-Term Deferral Period described in Section 15.1 (except as otherwise provided below or consistent with the requirements of Section 409A), payment shall be made to each eligible Participant (or such Participant's legal representative or other person who acquired the right to receive such payment by reason of the Participant's death) of the final value of the Participant's Performance Award. Payment of such amount shall be made in cash, shares of Stock, or a combination thereof as determined by the Committee and set forth in the Award Agreement. Unless otherwise provided in the Award Agreement evidencing a Performance Award, payment shall be made in a lump sum. If permitted by the Committee, the Participant may elect, consistent with the requirements of Section 409A, to defer receipt of all or any portion of the payment to be made to the Participant pursuant to this Section, and such deferred payment date(s) elected by the Participant shall be set forth in the Award Agreement or an Election. If any payment is to be made on a deferred basis, the Committee may, but shall not be obligated to, provide for the payment during the deferral period of Dividend Equivalent Rights or interest.

(d) ***Provisions Applicable to Payment in Shares***. If payment is to be made in shares of Stock, the number of such shares shall be determined by dividing the final value of the Performance Award by the Fair Market Value of a share of Stock determined by the method specified in the Award Agreement. Shares of Stock issued in payment of any Performance Award may be fully vested and freely transferable shares or may be shares of Stock subject to Vesting Conditions as provided in Section 8.5. Any shares subject to Vesting Conditions shall be evidenced by an appropriate Award Agreement and shall be subject to the provisions of Sections 8.5 through 8.8 above.

10.6 **Voting Rights; Dividend Equivalent Rights and Distributions**. Participants shall have no voting rights with respect to shares of Stock represented by Performance Share Awards until the date of the issuance of such shares, if any (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Performance Share Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date the Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date on which the Performance Shares are settled or the date on which they are forfeited. Such Dividend Equivalent Rights, if any, shall be credited to the Participant either in cash or in the form of additional whole Performance Shares as of the date of payment of such cash dividends on Stock, as determined by the Committee. The number of additional Performance Shares (rounded to the nearest whole number), if any, to be so credited shall be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of shares of Stock represented by the Performance Shares previously credited to the Participant by (b) the Fair Market Value per share of Stock on such date. Dividend Equivalent Rights, if any, shall be accumulated and paid to the extent that the related Performance Shares become nonforfeitable. Settlement of Dividend Equivalent Rights may be made in cash, shares of Stock, or a combination thereof as determined by the Committee, and may be paid on the same basis as settlement of the related Performance Share as provided in Section 10.5. Dividend Equivalent Rights shall not be paid with respect to Performance Units. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments shall be made in the Participant's Performance Share Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of the Performance Share Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Performance Goals and other Vesting Conditions as are applicable to the Award. No dividends or distributions shall be paid on shares of Stock subject to any Performance Share Award which is subject to Performance Goals or other Vesting Conditions except to the extent that such Performance Goals and/or other Vesting Conditions are satisfied.

10.7   **Effect of Termination of Service**. Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Performance Award, the effect of a Participant's termination of Service on the Performance Award shall be as follows:

(a)   ***Death or Disability***. If the Participant's Service terminates because of the death or Disability of the Participant before the completion of the Performance Period applicable to the Performance Award, the final value of the Participant's Performance Award shall be determined by the extent to which the applicable Performance Goals have been attained with respect to the entire Performance Period and shall be prorated based on the number of months of the Participant's Service during the Performance Period. Payment shall be made following the end of the Performance Period in any manner permitted by Section 10.5.

(b)   ***Other Termination of Service***. If the Participant's Service terminates for any reason except death or Disability before the completion of the Performance Period applicable to the Performance Award, such Award shall be forfeited in its entirety; provided, however, that in the event of an involuntary termination of the Participant's Service, the Committee, in its discretion, may waive the automatic forfeiture of all or any portion of any such Award and determine the final value of the Performance Award in the manner provided by Section 10.7(a). Payment of any amount pursuant to this Section shall be made following the end of the Performance Period in any manner permitted by Section 10.5.

10.8   **Nontransferability of Performance Awards**. Prior to settlement in accordance with the provisions of the Plan, no Performance Award shall be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Performance Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

11.   <u>CASH-BASED AWARDS AND OTHER STOCK-BASED AWARDS</u>.

Cash-Based Awards and Other Stock-Based Awards shall be evidenced by Award Agreements in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

11.1   **Grant of Cash-Based Awards**. Subject to the provisions of the Plan, the Committee, at any time and from time to time, may grant Cash-Based Awards to Participants in such amounts and upon such terms and conditions, including the achievement of performance criteria, as the Committee may determine.

11.2   **Grant of Other Stock-Based Awards**. The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted securities, stock-equivalent units, stock appreciation units, securities or debentures convertible into common stock or other forms determined by the Committee) in such amounts and subject to such terms and conditions as the Committee shall determine. Other Stock-Based Awards may be made available as a form of payment in the settlement of other Awards or as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock-Based Awards may involve the transfer of actual shares of Stock to Participants, or payment in cash or otherwise of amounts based on the value of Stock and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

11.3   **Value of Cash-Based and Other Stock-Based Awards**. Each Cash-Based Award shall specify a monetary payment amount or payment range as determined by the Committee. Each Other Stock-Based Award shall be expressed in terms of shares of Stock or units based on such shares of Stock, as determined by the Committee. The Committee may require the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4, as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. If the Committee exercises its discretion to establish performance criteria, the final value of Cash-Based Awards or Other Stock-Based Awards that will be paid to the Participant will depend on the extent to which the performance criteria are met.

        11.4   **Payment or Settlement of Cash-Based Awards and Other Stock-Based Awards**. Payment or settlement, if any, with respect to a Cash-Based Award or an Other Stock-Based Award shall be made in accordance with the terms of the Award, in cash, shares of Stock or other securities or any combination thereof as the Committee determines and set forth in the Award Agreement. To the extent applicable, payment or settlement with respect to each Cash-Based Award and Other Stock-Based Award shall be made in compliance with the requirements of Section 409A.

        11.5   **Voting Rights; Dividend Equivalent Rights and Distributions**. Participants shall have no voting rights with respect to shares of Stock represented by Other Stock-Based Awards until the date of the issuance of such shares of Stock (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), if any, in settlement of such Award. However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Other Stock-Based Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Stock during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated. Such Dividend Equivalent Rights, if any, shall be paid in accordance with the provisions set forth in Section 9.4. Dividend Equivalent Rights shall not be granted with respect to Cash-Based Awards. In the event of a dividend or distribution paid in shares of Stock or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.3, appropriate adjustments shall be made in the Participant's Other Stock-Based Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the shares of Stock issuable upon settlement of such Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Vesting Conditions and performance criteria, if any, as are applicable to the Award. No dividends or distributions shall be paid on shares of Stock subject to any Other Stock Based Award which are subject to Vesting Conditions except to the extent that such Vesting Conditions are satisfied.

        11.6   **Effect of Termination of Service**. Each Award Agreement evidencing a Cash-Based Award or Other Stock-Based Award shall set forth the extent to which the Participant shall have the right to retain such Award following termination of the Participant's Service. Such provisions shall be determined in the discretion of the Committee, need not be uniform among all Cash-Based Awards or Other Stock-Based Awards, and may reflect distinctions based on the reasons for termination, subject to the requirements of Section 409A, if applicable.

        11.7   **Nontransferability of Cash-Based Awards and Other Stock-Based Awards**. Prior to the payment or settlement of a Cash-Based Award or Other Stock-Based Award, the Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. The Committee may impose such additional restrictions on any shares of Stock issued in settlement of Cash-Based Awards and Other Stock-Based Awards as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such shares of Stock are then listed and/or traded, or under any state securities laws or foreign law applicable to such shares of Stock.

    12.   <u>STANDARD FORMS OF AWARD AGREEMENT</u>.

        12.1   **Award Agreements**. Each Award shall comply with and be subject to the terms and conditions set forth in the appropriate form of Award Agreement approved by the Committee and as amended from time to time. No Award or purported Award shall be a valid and binding obligation of the Company unless evidenced by a Company-executed Award Agreement, which execution may be evidenced by electronic means.

        12.2   **Authority to Vary Terms**. The Committee shall have the authority from time to time to vary the terms of any standard form of Award Agreement either in connection with the grant or amendment of an individual Award or in connection with the authorization of a new standard form or forms; provided, however, that the terms and conditions of any such new, revised or amended standard form or forms of Award Agreement are not inconsistent with the terms of the Plan.

13.   CHANGE IN CONTROL.

13.1   **Effect of Change in Control on Awards.** In the event of a Change in Control, outstanding Awards shall be subject to the definitive agreement entered into by the Company in connection with the Change in Control. Subject to the requirements and limitations of Section 409A, if applicable, the following provisions will apply to Awards in the event of a Change in Control, contingent upon the consummation of the Change in Control, unless otherwise provided in the Award Agreement or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Committee at the time of grant of an Award. In the event of a Change in Control, then, notwithstanding any other provision of the Plan, the Committee may take one or more of the following actions with respect to Awards, contingent upon the closing or completion of the Change in Control. The Committee need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants and in each case may make such determination in its discretion and without the consent of any Participant (unless otherwise provided in the Award Agreement or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Committee at the time of grant of an Award).

(a)   **Accelerated Vesting.** The Committee may take such action as it deems appropriate to provide for acceleration of the exercisability, vesting and/or settlement in connection with a Change in Control of each or any outstanding Award or portion thereof and shares acquired pursuant thereto upon such conditions, including termination of the Participant's Service prior to, upon, or following the Change in Control, and to such extent as the Committee determines.

(b)   **Assumption, Continuation or Substitution.** The Committee may arrange for the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the "*Acquiror*"), to assume or continue the Company's rights and obligations under each or any Award or portion thereof outstanding immediately prior to the Change in Control or substitute for each or any such outstanding Award or portion thereof a substantially equivalent award with respect to the Acquiror's stock, as applicable, with appropriate adjustments in accordance with Section 4.3. For purposes of this Section, if so determined by the Committee in its discretion, an Award denominated in shares of Stock shall be deemed assumed if, following the Change in Control, the Award confers the right to receive, subject to the terms and conditions of the Plan and the applicable Award Agreement, for each share of Stock subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, other securities or property or a combination thereof) to which a holder of a share of Stock on the effective date of the Change in Control was entitled (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Stock); provided, however, that if such consideration is not solely common stock of the Acquiror, the Committee may provide for the consideration to be received upon the exercise or settlement of the Award, for each share of Stock subject to the Award, to consist solely of common stock of the Acquiror equal in Fair Market Value to the per share consideration received by holders of Stock pursuant to the Change in Control. Any Award or portion thereof which is not assumed, continued, or substituted by the Acquiror in connection with the Change in Control nor exercised prior to the time of consummation of the Change in Control shall terminate and cease to be outstanding effective as of the time of consummation of the Change in Control.

(c)   **Assignment or Lapse of Reacquisition or Repurchase Rights.** The Committee may arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Stock issued pursuant to the Award to the Acquiror or arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Award.

(d)   **Cancellation.** In its discretion, the Committee may cancel or arrange for the cancellation of the Award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for no consideration ($0) or such consideration, if any, as determined by the Committee.

(e)   **Cash-Out of Outstanding Stock-Based Awards.** The Committee may determine that, upon the occurrence of a Change in Control, each or any Award denominated in shares of Stock or portion thereof outstanding immediately prior to the Change in Control and not previously exercised or settled shall be canceled in exchange for a payment with respect to each vested share (and each unvested share, if so determined by the Committee) of Stock subject to such canceled Award in (i) cash, (ii) stock of the Company or of a corporation or other business entity a party to the Change in Control, or (iii) other property which, in any such case, shall be in an amount having a Fair Market Value equal to the Fair Market Value of the consideration to be paid per share of Stock in the Change in Control, reduced (but not below zero) by the exercise or purchase price per share, if any, under such Award. In the event such determination is made by the Committee, an Award having an exercise or purchase price per share equal to or greater than the Fair Market Value of the consideration to be paid per share of Stock in the Change in Control may be canceled without notice or payment of consideration to the holder thereof. Payment pursuant to this Section (reduced by applicable withholding taxes, if any) shall be made to Participants in respect of the vested portions of their canceled Awards as soon as practicable following the date of the Change in Control and, to the extent applicable, in respect of the unvested portions of their canceled Awards in accordance with the vesting schedules applicable to such Awards or, if determined by the Committee and in compliance with Section 409A, as soon as practicable following the date of the Change in Control.

(f) **Adjustments and Earnouts**. In making any determination pursuant to this Section 13.1 in the event of a Change in Control, the Committee may, in its discretion, determine that an Award shall or shall not be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, earnouts and similar conditions as the other holders of the Company's Stock, subject to any limitations or reductions as may be necessary to comply with Section 409A or Section 424 of the Code.

13.2 **Appointment of Stockholder Representative.** As a condition to the receipt of an Award under the Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Change in Control transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Participant's behalf.

13.3 **Effect of Change in Control on Nonemployee Director Awards.** Subject to the requirements and limitations of Section 409A, if applicable, including as provided by Section 15.4(f), in the event of a Change in Control, each outstanding Nonemployee Director Award shall become immediately exercisable and vested in full effective immediately prior to and contingent upon the consummation of the Change in Control.

13.4 **Federal Excise Tax Under Section 4999 of the Code**.

(a) **Excess Parachute Payment**. If any acceleration of vesting pursuant to an Award and any other payment or benefit received or to be received by a Participant would subject the Participant to any excise tax pursuant to Section 4999 of the Code due to the characterization of such acceleration of vesting, payment or benefit as an "excess parachute payment" under Section 280G of the Code, then, provided such election would not subject the Participant to taxation under Section 409A, the Participant may elect to reduce the amount of any acceleration of vesting called for under the Award in order to avoid such characterization.

(b) **Determination by Tax Firm**. To aid the Participant in making any election called for under Section 13.4(a), no later than the date of the occurrence of any event that might reasonably be anticipated to result in an "excess parachute payment" to the Participant as described in Section 13.4(a), the Company shall request a determination in writing by the professional firm engaged by the Company for general tax purposes, or, if the tax firm so engaged by the Company is serving as accountant or auditor for the Acquiror, the Company will appoint a nationally recognized tax firm to make the determinations required by this Section (the "*Tax Firm*"). As soon as practicable thereafter, the Tax Firm shall determine and report to the Company and the Participant the amount of such acceleration of vesting, payments and benefits which would produce the greatest after-tax benefit to the Participant. For the purposes of such determination, the Tax Firm may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and the Participant shall furnish to the Tax Firm such information and documents as the Tax Firm may reasonably request in order to make its required determination. The Company shall bear all fees and expenses the Tax Firm charges in connection with its services contemplated by this Section.

14. **COMPLIANCE WITH SECURITIES LAW**.

The grant of Awards and the issuance of shares of Stock pursuant to any Award shall be subject to compliance with all applicable requirements of federal, state and foreign law with respect to such securities and the requirements of any stock exchange or market system upon which the Stock may then be listed. In addition, no Award may be exercised or shares issued pursuant to an Award unless (a) a registration statement under the Securities Act shall at the time of such exercise or issuance be in effect with respect to the shares issuable pursuant to the Award, or (b) in the opinion of legal counsel to the Company, the shares issuable pursuant to the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares under the Plan shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to issuance of any Stock, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

15. **COMPLIANCE WITH SECTION 409A**.

15.1 **Awards Subject to Section 409A**. The Company intends that Awards granted pursuant to the Plan shall either be exempt from or comply with Section 409A, and the Plan shall be so construed. The provisions of this

Section 15 shall apply to any Award or portion thereof that constitutes or provides for payment of Section 409A Deferred Compensation. Such Awards may include, without limitation:

(a)	A Nonstatutory Stock Option or SAR that includes any feature for the deferral of compensation other than the deferral of recognition of income until the later of (i) the exercise or disposition of the Award or (ii) the time the stock acquired pursuant to the exercise of the Award first becomes substantially vested.

(b)	Any Restricted Stock Unit Award, Performance Award, Cash-Based Award or Other Stock-Based Award that either (i) provides by its terms for settlement of all or any portion of the Award at a time or upon an event that will or may occur later than the end of the Short-Term Deferral Period (as defined below) or (ii) permits the Participant granted the Award to elect one or more dates or events upon which the Award will be settled after the end of the Short-Term Deferral Period.

Subject to the provisions of Section 409A, the term "**Short-Term Deferral Period**" means the 2 1/2 month period ending on the later of (i) the 15th day of the third month following the end of the Participant's taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture or (ii) the 15th day of the third month following the end of the Company's taxable year in which the right to payment under the applicable portion of the Award is no longer subject to a substantial risk of forfeiture. For this purpose, the term "substantial risk of forfeiture" shall have the meaning provided by Section 409A.

15.2	**Deferral and/or Distribution Elections**. Except as otherwise permitted or required by Section 409A and the Company, the following rules shall apply to any compensation deferral and/or payment elections (each, an "**Election**") that may be permitted or required by the Committee pursuant to an Award providing Section 409A Deferred Compensation:

(a)	Elections must be in writing and specify the amount of the payment in settlement of an Award being deferred, as well as the time and form of payment as permitted by this Plan.

(b)	Elections shall be made by the end of the Participant's taxable year prior to the year in which services commence for which an Award may be granted to the Participant.

(c)	Elections shall continue in effect until a written revocation or change in Election is received by the Company, except that a written revocation or change in Election must be received by the Company prior to the last day for making the Election determined in accordance with paragraph (b) above or as permitted by Section 15.3.

15.3	**Subsequent Elections**. Except as otherwise permitted or required by Section 409A, any Award providing Section 409A Deferred Compensation which permits a subsequent Election to delay the payment or change the form of payment in settlement of such Award shall comply with the following requirements:

(a)	No subsequent Election may take effect until at least twelve (12) months after the date on which the subsequent Election is made.

(b)	Each subsequent Election related to a payment in settlement of an Award not described in Section 15.4(a)(ii), 15.4(a)(iii) or 15.4(a)(vi) must result in a delay of the payment for a period of not less than five (5) years from the date on which such payment would otherwise have been made.

(c)	No subsequent Election related to a payment pursuant to Section 15.4(a)(vi) shall be made less than twelve (12) months before the date on which such payment would otherwise have been made.

(d)	Subsequent Elections shall continue in effect until a written revocation or change in the subsequent Election is received by the Company, except that a written revocation or change in a subsequent Election must be received by the Company prior to the last day for making the subsequent Election determined in accordance the preceding paragraphs of this Section 15.3.

15.4 **Payment of Section 409A Deferred Compensation**.

(a) ***Permissible Payments***. Except as otherwise permitted or required by Section 409A, an Award providing Section 409A Deferred Compensation must provide for payment in settlement of the Award only upon one or more of the following:

(i) The Participant's "separation from service" (as defined by Section 409A);

(ii) The Participant's becoming "disabled" (as defined by Section 409A);

(iii) The Participant's death;

(iv) A time or fixed schedule that is either (i) specified by the Committee upon the grant of an Award and set forth in the Award Agreement evidencing such Award or (ii) specified by the Participant in an Election complying with the requirements of Section 15.2 or 15.3, as applicable;

(v) A change in the ownership or effective control or the Company or in the ownership of a substantial portion of the assets of the Company determined in accordance with Section 409A; or

(vi) The occurrence of an "unforeseeable emergency" (as defined by Section 409A).

(b) ***Installment Payments***. It is the intent of this Plan that any right of a Participant to receive installment payments (within the meaning of Section 409A) shall, for all purposes of Section 409A, be treated as a right to a series of separate payments.

(c) ***Required Delay in Payment to Specified Employee Pursuant to Separation from Service***. Notwithstanding any provision of the Plan or an Award Agreement to the contrary, to the extent necessary to avoid adverse tax consequences under Section 409A no payment pursuant to Section 15.4(a)(i) in settlement of an Award providing for Section 409A Deferred Compensation and which is made in connection with the Participant's separation from service may be made to a Participant who is a "specified employee" for purposes of Section 409A before the date that is one day and six (6) months after the date of such Participant's separation from service, or, if earlier, the date of the Participant's death (such applicable date, the "***Delayed Payment Date***"). All such amounts that would, but for this paragraph, become payable prior to the Delayed Payment Date shall be accumulated and paid on the Delayed Payment Date.

(d) ***Payment Upon Disability***. All distributions of Section 409A Deferred Compensation payable pursuant to Section 15.4(a)(ii) by reason of a Participant becoming disabled shall be paid in a lump sum or in periodic installments as established by the Participant's Election. If the Participant has made no Election with respect to distributions of Section 409A Deferred Compensation upon becoming disabled, all such distributions shall be paid in a lump sum or commence upon the determination that the Participant has become disabled.

(e) ***Payment Upon Death***. If a Participant dies before complete distribution of amounts payable upon settlement of an Award subject to Section 409A, such undistributed amounts shall be distributed to his or her beneficiary under the distribution method for death established by the Participant's Election upon receipt by the Committee of satisfactory notice and confirmation of the Participant's death. If the Participant has made no Election with respect to distributions of Section 409A Deferred Compensation upon death, all such distributions shall be paid in a lump sum upon receipt by the Committee of satisfactory notice and confirmation of the Participant's death.

(f) ***Payment Upon Change in Control***. Notwithstanding any provision of the Plan or an Award Agreement to the contrary, to the extent that any amount constituting Section 409A Deferred Compensation would become payable under this Plan by reason of a Change in Control, such amount shall become payable only if the event constituting a Change in Control would also constitute a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Section 409A. Any Award which constitutes Section 409A Deferred Compensation and which would vest and otherwise become payable upon a Change in Control as a result of the failure of the Acquiror to assume, continue or substitute for such Award in accordance with Section 13.3 shall vest to the extent provided by such Award but shall be converted automatically at the effective time of such Change in Control into a right to receive, in cash on the date or dates such award would have been settled in accordance with its then existing settlement schedule (or as required by Section 15.4(c)), an amount or amounts equal in the aggregate to the intrinsic value of the Award at the time of the Change in Control.

(g) ***Payment Upon Unforeseeable Emergency***. The Committee shall have the authority to provide in the Award Agreement evidencing any Award providing for Section 409A Deferred Compensation for payment pursuant to Section 15.4(a)(vi) in settlement of all or a portion of such Award in the event that a Participant establishes, to the satisfaction of the Committee, the occurrence of an unforeseeable emergency. In such event, the amount(s) distributed with respect to such unforeseeable emergency cannot exceed the amounts reasonably necessary to satisfy the emergency need plus amounts necessary to pay taxes reasonably anticipated as a result of such distribution(s), after taking into account the extent to which such emergency need is or may be relieved through reimbursement or compensation by insurance or otherwise, by liquidation of the Participant's assets (to the extent the liquidation of such assets would not itself cause severe financial hardship) or by cessation of deferrals under the Award. All distributions with respect to an unforeseeable emergency shall be made in a lump sum upon the Committee's determination that an unforeseeable emergency has occurred. The Committee's decision with respect to whether an unforeseeable emergency has occurred and the manner in which, if at all, the payment in settlement of an Award shall be altered or modified, shall be final, conclusive, and not subject to approval or appeal.

(h)   *Prohibition of Acceleration of Payments*. Notwithstanding any provision of the Plan or an Award Agreement to the contrary, this Plan does not permit the acceleration of the time or schedule of any payment under an Award providing Section 409A Deferred Compensation, except as permitted by Section 409A. The Company reserves the right in its discretion to accelerate the time or schedule of any payment under an Award providing Section 409A Deferred Compensation to the maximum extent permitted by Section 409A.

(i)   *No Representation Regarding Section 409A Compliance*. Notwithstanding any other provision of the Plan, the Company makes no representation that Awards shall be exempt from or comply with Section 409A. No Participating Company shall be liable for any tax, penalty or interest imposed on a Participant by Section 409A.

16.   **TAX WITHHOLDING**.

16.1   **Tax Withholding in General**. The Company shall have the right to deduct from any and all payments made under the Plan, or to require the Participant, through payroll withholding, cash payment or otherwise, to make adequate provision for, the federal, state, local and foreign taxes (including social insurance), if any, required by law to be withheld by any Participating Company with respect to an Award or the shares acquired pursuant thereto. The Company shall have no obligation to deliver shares of Stock, to release shares of Stock from an escrow established pursuant to an Award Agreement, or to make any payment in cash under the Plan until the Participating Company Group's tax withholding obligations have been satisfied by the Participant.

16.2   **Withholding in or Directed Sale of Shares**. The Company shall have the right, but not the obligation, to deduct from the shares of Stock issuable to a Participant upon the exercise or settlement of an Award, or to accept from the Participant the tender of, a number of whole shares of Stock having a Fair Market Value, as determined by the Company, equal to all or any part of the tax withholding obligations of any Participating Company. The Fair Market Value of any shares of Stock withheld or tendered to satisfy any such tax withholding obligations shall be determined by the Company in accordance with the Company's withholding procedures and considering any accounting consequences or cost. The Company may require a Participant to direct a broker, upon the vesting, exercise or settlement of an Award, to sell a portion of the shares subject to the Award determined by the Company in its discretion to be sufficient to cover the tax withholding obligations of any Participating Company and to remit an amount equal to such tax withholding obligations to such Participating Company in cash.

17.   **AMENDMENT, SUSPENSION OR TERMINATION OF PLAN**.

The Committee may amend, suspend or terminate the Plan at any time. However, without the approval of the Company's stockholders, there shall be (a) no increase in the maximum aggregate number of shares of Stock that may be issued under the Plan (except by operation of the provisions of Sections 4.2 and 4.3, (b) no change in the class of persons eligible to receive Incentive Stock Options, and (c) no other amendment of the Plan that would require approval of the Company's stockholders under any applicable law, regulation or rule, including the rules of any stock exchange or quotation system upon which the Stock may then be listed or quoted. No amendment, suspension or termination of the Plan shall affect any then outstanding Award unless expressly provided by the Committee. Except as provided by the next sentence, no amendment, suspension or termination of the Plan may have a materially adverse effect on any then outstanding Award without the consent of the Participant. Notwithstanding any other provision of the Plan or any Award Agreement to the contrary, the Committee may, in its sole and absolute discretion and without the consent of any Participant, amend the Plan or any Award Agreement, to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Plan or such Award Agreement to any present or future law, regulation or rule applicable to the Plan, including, but not limited to, Section 409A.

18. **MISCELLANEOUS PROVISIONS**.

18.1 **Repurchase Rights**. Shares issued under the Plan may be subject to one or more repurchase options, or other conditions and restrictions as determined by the Committee in its discretion at the time the Award is granted. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

18.2 **Forfeiture Events**.

(a) The Committee may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of Service for Cause or any act by a Participant, whether before or after termination of Service, that would constitute Cause for termination of Service, or any accounting restatement due to material noncompliance of the Company with any financial reporting requirements of securities laws as a result of which, and to the extent that, such reduction, cancellation, forfeiture, or recoupment is required by applicable securities laws.

(b) All Awards granted under the Plan will be subject to recoupment in accordance with: (i) any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed, (ii) as is otherwise required by Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (regarding recovery of erroneously awarded compensation) and any implementing rules and regulations of the U.S. Securities and Exchange Commission adopted thereunder, including Rule 10D-1 of the Exchange Act, (iii) any other applicable law, and (iv) any clawback or recoupment policy that the Company otherwise adopts, in each case to the extent applicable and permissible under applicable law.

(c) No recovery of compensation pursuant to the foregoing provisions will constitute an event giving rise to a Participant's right to voluntarily terminate employment upon a "resignation for good reason" or for a "constructive termination" or any similar term under any plan or agreement with the Company.

18.3 **Electronic Delivery and Participation**. Any reference herein or in an Award Agreement to a "written" agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company's intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award, the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Plan Administrator or another third party selected by the Plan Administrator. The form of delivery of any Stock (*e.g.*, a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.

18.4 **Change in Time Commitment**. In the event a Participant's regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Committee may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of shares, amount of cash, or other property subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

18.5 **Rights as Employee, Consultant or Director**. No person, even though eligible pursuant to Section 5, shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant. Nothing in the Plan or any Award granted under the Plan shall confer on any Participant a right to remain an Employee, Consultant or Director or interfere with or limit in any way any right of a Participating Company to terminate the Participant's Service at any time. To the extent that an Employee of a Participating Company other than the Company receives an Award under the Plan, that Award shall in no event be understood or interpreted to mean that the Company is the Employee's employer or that the Employee has an employment relationship with the Company.

18.6 **Rights as a Stockholder**. A Participant shall have no rights as a stockholder with respect to any shares covered by an Award until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such shares are issued, except as provided in Section 4 or another provision of the Plan.

18.7 **Delivery of Title to Shares**. Subject to any governing rules or regulations, the Company shall issue or cause to be issued the shares of Stock acquired pursuant to an Award and shall deliver such shares to or for the benefit of the Participant by means of one or more of the following: (a) by delivering to the Participant evidence of book entry shares of Stock credited to the account of the Participant, (b) by depositing such shares of Stock for the benefit of the Participant with any broker with which the Participant has an account relationship, or (c) by delivering such shares of Stock to the Participant in certificate form.

18.8 **Fractional Shares**. The Company shall not be required to issue fractional shares upon the exercise or settlement of any Award.

18.9 **Provisions for Non-U.S. Participants**. The Committee may modify Awards granted to Participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Plan to address differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

18.10 **Lock-Up Period**. The Company may, at the request of any underwriter representative or otherwise, in connection with registering any offering of any Company securities under the Securities Act, prohibit Participants from, directly or indirectly, selling or otherwise transferring any share of Stock or other Company securities during a period of up to 180 days following the effective date of a Company registration statement filed under the Securities Act, or such longer period as determined by the underwriter.

18.11 **Data Privacy**. As a condition for receiving any Award, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this section by and among the Company and its Subsidiaries and affiliates exclusively for implementing, administering and managing the Participant's participation in the Plan. The Company and its Subsidiaries and affiliates may hold certain personal information about a Participant, including the Participant's name, address and telephone number; birthdate; social security, insurance number or other identification number; salary; nationality; job title(s); any shares of Stock held in the Company or its Subsidiaries and affiliates; and Award details, to implement, manage and administer the Plan and Awards (the "*Data*"). The Company and its Subsidiaries and affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Participant's participation in the Plan, and the Company and its Subsidiaries and affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Participant's country, or elsewhere, and the Participant's country may have different data privacy laws and protections than the recipients' country. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Participant's participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Participant may elect to deposit any shares of Stock. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant's participation in the Plan. A Participant may, at any time, view the Data that the Company holds regarding such Participant, request additional information about the storage and processing of the Data regarding such Participant, recommend any necessary corrections to the Data regarding the Participant or refuse or withdraw the consents in this Section 18.12 in writing, without cost, by contacting the local human resources representative. If the Participant refuses or withdraws the consents in this Section 18.12, the Company may cancel Participant's ability to participate in the Plan and, in the Administrator's discretion, the Participant may forfeit any outstanding Awards. For more information on the consequences of refusing or withdrawing consent, Participants may contact their local human resources representative.

18.12 **Retirement and Welfare Plans**. Neither Awards made under this Plan nor shares of Stock or cash paid pursuant to such Awards may be included as "compensation" for purposes of computing the benefits payable to any Participant under any Participating Company's retirement plans (both qualified and non-qualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a Participant's benefit. In addition, unless a written employment agreement or other service agreement specifically references Awards, a general reference to "benefits" or a similar term in such agreement shall not be deemed to refer to Awards granted hereunder.

18.13 **Beneficiary Designation**. Subject to local laws and procedures, each Participant may file with the Company a written designation of a beneficiary who is to receive any benefit under the Plan to which the Participant is entitled in the event of such Participant's death before he or she receives any or all of such benefit. Each designation will revoke all prior designations by the same Participant, shall be in a form prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. If a married Participant designates a beneficiary other than the Participant's spouse, the effectiveness of such designation may be subject to the consent of the Participant's spouse. If a Participant dies without an effective designation of a beneficiary who is living at the time of the Participant's death, the Company will pay any remaining unpaid benefits to the Participant's legal representative.

18.14 **Severability**. If any one or more of the provisions (or any part thereof) of this Plan shall be held invalid, illegal or unenforceable in any respect, such provision shall be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions (or any part thereof) of the Plan shall not in any way be affected or impaired thereby.

18.15 **No Constraint on Corporate Action**. Nothing in this Plan shall be construed to: (a) limit, impair, or otherwise affect the Company's or another Participating Company's right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (b) limit the right or power of the Company or another Participating Company to take any action which such entity deems to be necessary or appropriate.

18.16 **Unfunded Obligation**. Participants shall have the status of general unsecured creditors of the Company. Any amounts payable to Participants pursuant to the Plan shall be considered unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974. No Participating Company shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or fiduciary relationship between the Committee or any Participating Company and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant's creditors in any assets of any Participating Company. The Participants shall have no claim against any Participating Company for any changes in the value of any assets which may be invested or reinvested by the Company with respect to the Plan.

18.17 **Choice of Law**. Except to the extent governed by applicable federal law, the validity, interpretation, construction and performance of the Plan and each Award Agreement shall be governed by the laws of the State of California, without regard to its conflict of law rules.

* * *

Appendix D

Cohu, Inc. Amended and Restated 1997 Employee Stock Purchase Plan

1.   **Establishment and Purpose.**

      1.1   **Establishment.** The Cohu, Inc. 1997 Employee Stock Purchase Plan (the "Plan") was originally established effective as of February 28, 1997, and is hereby most recently amended and restated, subject to stockholder approval, effective as of May 15, 2026.

      1.2   **Purpose.** The purpose of the Plan is to provide Eligible Employees of the Participating Company Group with an opportunity to acquire a proprietary interest in the Company through the purchase of Stock. The Company intends that the Plan shall qualify as an "employee stock purchase plan" under Sections 421 and 423 of the Code (including any amendments or replacements of such section), and the Plan shall be so construed.

2.   **Definitions and Construction.**

      2.1   **Definitions.** Any term not expressly defined in the Plan but defined for purposes of Section 423 of the Code shall have the same definition herein. Whenever used herein, the following terms shall have their respective meanings set forth below:

      (a)   "Board" means the Board of Directors of the Company. If one or more Committees have been appointed by the Board to administer the Plan, "Board" also means such Committee(s). In addition, the Company's Vice President of Human Resources, or any officer or officers of the Company, to the extent appointed by the Board or the Committee, shall have all of the powers of the Board granted herein, except the power to (i) amend Sections 4 (Shares Subject to Plan), 5 (Eligibility), and 9 (Purchase Price) or otherwise amend the Plan in a manner that requires stockholder approval under applicable law or the rules of any securities exchange or market system on which the Stock is then listed or quoted, (ii) terminate the Plan, or (iii) act beyond specific limits set by the Board or the Committee. Any officer appointed by the Board or the Committee to administer the Plan also is referred to herein as the "Board."

      (b)   "Code" means the Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

      (c)   "Committee" means a committee of the Board duly appointed to administer the Plan and having such powers as shall be specified by the Board. Unless the powers of the Committee have been specifically limited, the Committee shall have all of the powers of the Board granted herein, including, without limitation, the power to amend or terminate the Plan at any time, subject to the terms of the Plan and any applicable limitations imposed by law.

      (d)   "Company" means Cohu, Inc., a Delaware corporation, or any successor corporation

      (e)   "Compensation" means, with respect to an Offering Period under the Plan, all amounts paid in cash in the form of base salary and base wages, paid during such Offering Period before deduction for any contributions to any plan maintained by a Participating Company and described in Section 401(k) or Section 125 of the Code. Compensation shall not include cash or non-cash payments of any other amounts, whether consisting of overtime, bonuses, commissions, other incentive compensation, reimbursements of expenses, allowances, long-term disability, workers' compensation or any amount deemed received or any amounts directly or indirectly paid pursuant to the Plan or any other stock purchase or stock option plan.

      (f)   "Eligible Employee" means an Employee who meets the requirements set forth in Section 5 for eligibility to participate in the Plan.

      (g)   "Employee" means any person treated as an employee (including an officer or a director who is also treated as an employee) in the records of a Participating Company and for purposes of Section 423 of the Code; provided, however, that neither service as a director nor payment of a director's fee shall be sufficient to constitute employment for purposes of the Plan.

      (h) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

      (i) "Fair Market Value" means, as of any date, if there is then a public market for the Stock, the closing price of a share of Stock (or the mean of the closing bid and asked prices of a share of Stock if the Stock is so reported instead) as reported on the National Association of Securities Dealers Automated Quotation Stock Market ("Nasdaq") or such other national or regional securities exchange or market system constituting the primary market for the Stock. If the relevant date does not fall on a day on which the Stock is trading on Nasdaq or other national or regional securities exchange or market system, the date on which the Fair Market Value shall be established shall be the last day on which the Stock was so traded prior to the relevant date, or such other appropriate day as shall be determined by the Board, in its sole discretion. If there is then no public market for the Stock, the Fair Market Value on any relevant date shall be as determined by the Board without regard to any restriction other than a restriction which, by its terms, will never lapse.

(j)   "Offering" means an offering of Stock as provided in Section 6.

(k)   "Offering Date" means, for any Offering Period, the first day of such Offering Period.

(l)   "Offering Period" means a period determined in accordance with Section 6.1.

(m)   "Parent Corporation" means any present or future "parent corporation" of the Company, as defined in Section 424(e) of the Code.

(n)   "Participant" means an Eligible Employee participating in the Plan.

(o)   "Participating Company" means the Company or any Parent Corporation or Subsidiary Corporation which the Board determines should be included in the Plan. The Board shall have the sole and absolute discretion to determine from time-to-time what Parent Corporations or Subsidiary Corporations shall be Participating Companies.

(p)   "Participating Company Group" means, at any point in time, the Company and all other corporations collectively which are then Participating Companies.

(q)   "Purchase Date" means, for any Offering Period, the last day of such Offering Period.

(r)   "Purchase Price" means the price at which a share of Stock may be purchased pursuant to the Plan, as determined in accordance with Section 9.

(s)   "Purchase Right" means an option pursuant to the Plan to purchase such shares of Stock as provided in Section 8 which may or may not be exercised at the end of an Offering Period. Such option arises from the right of a Participant to withdraw such Participant's accumulated payroll deductions (if any) and terminate participation in the Plan or any Offering therein at any time during an Offering Period.

(t)   "Stock" means the common stock, $1.00 par value, of the Company, as adjusted from time to time in accordance with Section 4.2.

(u)   "Subsidiary Corporation" means any present or future "subsidiary corporation" of the Company, as defined in Section 424(f) of the Code.

2.2   Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural, the plural shall include the singular, and use of the term "or" shall include the conjunctive as well as the disjunctive.

3.   **Administration**. The Plan shall be administered by the Board, including any duly appointed Committee of the Board or officer or officers of the Company. In administering the Plan, the Board may prescribe, amend, and rescind procedural rules and adopt subplans (for some or all Participating Companies, for non-U.S. jurisdictions, and whether or not intended to be an "employee stock purchase plan" under Section 423 of the Code). All questions of interpretation of the Plan or of any Purchase Right shall be determined by the Board and shall be final and binding upon all persons having an interest in the Plan or such Purchase Right. Subject to the provisions of the Plan, the Board shall determine all of the relevant terms and conditions of Purchase Rights granted pursuant to the Plan; provided, however, that all Participants granted Purchase Rights pursuant to the Plan shall have the same rights and privileges within the meaning of Section 423(b)(5) of the Code. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

4.   **Shares Subject to Plan**.

4.1   **Maximum Number of Shares Issuable.** Subject to adjustment as provided in

Section 4.2, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be 4,350,000 and shall consist of authorized but unissued or reacquired shares of the Stock, or any combination thereof. If an outstanding Purchase Right for any reason expires or is terminated or canceled, the shares of Stock allocable to the unexercised portion of such Purchase Right shall again be available for issuance under the Plan.

       4.2   **Adjustments for Changes in Capital Structure.** In the event of any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification or similar change in the capital structure of the Company, or in the event of any merger (including a merger effected for the purpose of changing the Company's domicile), sale of assets or other reorganization in which the Company is a party, appropriate adjustments shall be made to the number and class of shares subject to the Plan, to the Per Offering Share Limit set forth in Section 8.1 and to each Purchase Right and to the Purchase Price.

       5.   **<u>Eligibility</u>.**

       5.1   **Employees Eligible to Participate.** Any Employee of a Participating Company is eligible to participate in the Plan except the following:

       (a)   Employees who are customarily employed by the Participating Company Group for twenty (20) hours or less per week;

       (b)   Employees who are customarily employed by the Participating Company Group for not more than five (5) months in any calendar year; and

       (c)   Employees who own or hold options to purchase or who, as a result of participation in the Plan, would own or hold options to purchase, stock of the Company or of any Parent Corporation or Subsidiary Corporation possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of such corporation within the meaning of Section 423(b)(3) of the Code.

       5.2   **Leased Employees Excluded.** Notwithstanding anything herein to the contrary, any individual performing services for a Participating Company solely through a leasing agency or employment agency shall not be deemed an "Employee" of such Participating Company.

       6.   **<u>Offerings</u>.**

       6.1   Offering Periods. Except as otherwise set forth below, the Plan shall be implemented by sequential Offerings of six (6) months' duration (an "Offering Period"). Offerings shall commence on the first days of November and May of each year and end on the last days of the first April and October, respectively, occurring thereafter. Notwithstanding the foregoing, the Board may establish a different term for one or more Offerings or different commencing or ending dates for such Offerings; provided, however, that no Offering may exceed a term of twenty-seven (27) months. An Employee who becomes an Eligible Employee after an Offering Period has commenced shall not be eligible to participate in such Offering but may participate in any subsequent Offering provided such Employee is still an Eligible Employee as of the commencement of any such subsequent Offering. In the event the first or last day of an Offering Period is not a business day, the Company shall specify the business day that will be deemed the first or last day, as the case may be, of the Offering Period.

       6.2   **Governmental Approval;** Stockholder Approval. Notwithstanding any other provision of the Plan to the contrary, any Purchase Right granted pursuant to the Plan shall be subject to (a) obtaining all necessary governmental approvals or qualifications of the sale or issuance of the Purchase Rights or the shares of Stock and (b) obtaining stockholder approval of the Plan.

       7.   **<u>Participation in the Plan</u>.**

       7.1   **Initial Participation.** An Eligible Employee shall become a Participant on the first Offering Date after satisfying the eligibility requirements of Section 5 and delivering to the Company's payroll office or other office designated by the Company not later than the close of business for such office on the last business day before such Offering Date (the "Subscription Date") a subscription agreement indicating the Employee's election to participate in the Plan and authorizing payroll deductions. An Eligible Employee who does not deliver a subscription agreement to the Company's payroll or other designated office on or before the Subscription Date shall not participate in the Plan for that Offering Period or for any subsequent Offering Period unless such Employee subsequently enrolls in the Plan by filing a subscription agreement with the Company by the Subscription Date for such subsequent Offering Period. The Company may, from time to time, change the Subscription Date as deemed advisable by the Company in its sole discretion for proper administration of the Plan.

7.2   **Continued Participation.** A Participant shall automatically participate in each subsequent Offering Period until such time as such Participant (a) ceases to be an Eligible Employee, (b) withdraws from the Plan pursuant to Section 13.2 or (c) terminates employment as provided in Section 14. If a Participant automatically may participate in a subsequent Offering Period pursuant to this Section 7.2, then the Participant is not required to file any additional subscription agreement for such subsequent Offering Period in order to continue participation in the Plan. However, a Participant may file a subscription agreement with respect to a subsequent Offering Period if the Participant desires to change any of the Participant's elections contained in the Participant's then effective subscription agreement.

8.   **Right to Purchase Shares.** Except as set forth below, during an Offering Period each Participant shall have a Purchase Right consisting of the right to purchase up to 3,000 shares (the "Per Offering Share Limit"). Shares of Stock may only be purchased through a Participant's payroll deductions pursuant to Section 10.

9.   **Purchase Price.** The Purchase Price at which each share of Stock may be acquired in a given Offering Period pursuant to the exercise of all or any portion of a Purchase Right granted under the Plan shall be set by the Board; provided, however, that the Purchase Price shall not be less than eighty five percent (85%) of the lesser of (a) the Fair Market Value of a share of Stock on the Offering Date of the Offering Period, or (b) the Fair Market Value of a share of Stock on the Purchase Date of the Offering Period. Unless otherwise provided by the Board prior to the commencement of an Offering Period, the Purchase Price for that Offering Period shall be eighty five percent (85%) of the lesser of (a) the Fair Market Value of a share of Stock on the Offering Date of the Offering Period, or (b) the Fair Market Value of a share of Stock on the Purchase Date of the Offering Period. Notwithstanding anything in the Plan to the contrary, the Purchase Price per share of Stock shall in no event be less than par value.

10.   **Accumulation of Purchase Price through Payroll Deduction.** Shares of Stock which are acquired pursuant to the exercise of all or any portion of a Purchase Right for an Offering Period may be paid for only by means of payroll deductions from the Participant's Compensation accumulated during the Offering Period. Except as set forth below, the amount of Compensation to be deducted from a Participant's Compensation during each pay period shall be determined by the Participant's subscription agreement.

10.1   **Commencement of Payroll Deductions.** Payroll deductions shall commence on the first payday following the Offering Date and shall continue to the end of the Offering Period unless sooner altered or terminated as provided in the Plan.

10.2   **Limitations on Payroll Deductions.** The amount of payroll deductions with respect to the Plan for any Participant during any pay period shall be in one percent (1%) increments not to exceed ten percent (10%) of the Participant's Compensation for such pay period. Notwithstanding the foregoing, the Board may change the limits on payroll deductions effective as of a future Offering Date, as determined by the Board. Amounts deducted from Compensation shall be reduced by any amounts contributed by the Participant and applied to the purchase of Company stock pursuant to any other employee stock purchase plan qualifying under Section 423 of the Code.

10.3   **Election to Increase, Decrease or Stop Payroll Deductions.** During an Offering Period, a Participant may elect to increase or decrease the amount deducted or stop deductions from his or her Compensation by filing an amended subscription agreement with the Company on or before the "Change Notice Date." The "Change Notice Date" shall initially be the seventh (7th) day prior to the end of the first pay period for which such election is to be effective; however, the Company may change such Change Notice Date from time to time.

10.4   **Participant Accounts.** Individual Plan accounts shall be maintained for each Participant. All payroll deductions from a Participant's Compensation shall be credited to such account and shall be deposited with the general funds of the Company. All payroll deductions received or held by the Company may be used by the Company for any corporate purpose.

10.5   **No Interest Paid.** Interest shall not be paid on sums deducted from a Participant's Compensation pursuant to the Plan.

10.6   **Company Established Procedures.** The Company may, from time to time, establish or change (a) a minimum required payroll deduction amount for participation in an Offering, (b) limitations on the frequency or number of changes in the rate of payroll deduction during an Offering, (c) an exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, (d) payroll deduction in excess of or less than the amount designated by a Participant in order to adjust for delays or mistakes in the Company's processing of subscription agreements, (e) the date(s) and manner by which the Fair Market Value of a share of Stock is determined for purposes of administration of the Plan, or (f) such other limitations or procedures as deemed advisable by the Company in the Company's sole discretion which are consistent with the Plan and in accordance with the requirements of Section 423 of the Code.

11.   **Purchase of Shares.**

11.1   **Exercise of Purchase Right.** On each Purchase Date, each Participant who has not withdrawn from the Offering or whose participation in the Offering has not terminated on or before such Purchase Date shall automatically acquire pursuant to the exercise of the Participant's Purchase Right the number of whole shares of Stock arrived at by dividing the total amount of the Participant's accumulated payroll deductions for the Purchase Period by the Purchase Price; provided, however, in no event shall the number of shares purchased by the Participant during an Offering Period exceed the number of shares subject to the Participant's Purchase Right or the pro rata allocation under Section 12.2. No shares of Stock shall be purchased on a Purchase Date on behalf of a Participant whose participation in the Offering or the Plan has terminated on or before such Purchase Date.

11.2   **Return of Cash Balance.** Any cash balance remaining in the Participant's Plan account shall be refunded to the Participant as soon as practicable after the Purchase Date. In the event the cash to be returned to a Participant pursuant to the preceding sentence is an amount less than the amount necessary to purchase a whole share of Stock, the Company may establish procedures whereby such cash is maintained in the Participant's Plan account and applied toward the purchase of shares of Stock in the subsequent Offering Period.

11.3   **Tax Withholding.** At the time a Participant's Purchase Right is exercised, in whole or in part, or at the time a Participant disposes of some or all of the shares of Stock he or she acquires under the Plan, the Participant shall make adequate provision for the foreign, federal, state and local tax withholding obligations of the Participating Company Group, if any, which arise upon exercise of the Purchase Right or upon such disposition of shares, respectively. The Participating Company Group may, but shall not be obligated to, withhold from the Participant's compensation the amount necessary to meet such withholding obligations.

11.4   **Expiration of Purchase Right.** Any portion of a Participant's Purchase Right remaining unexercised after the end of the Offering Period to which such Purchase Right relates shall expire immediately upon the end of such Offering Period.

12.   **Limitations on Purchase of Shares; Rights as a Stockholder.**

12.1   **Fair Market Value Limitation.** Notwithstanding any other provision of the Plan, no Participant shall be entitled to purchase shares of Stock under the Plan (or any other employee stock purchase plan which is intended to meet the requirements of Section 423 of the Code sponsored by the Company or a Parent Corporation or Subsidiary Corporation at a rate which exceeds $25,000 in Fair Market Value, which Fair Market Value is determined for shares purchased during a given Offering Period as of the Offering Date (or such other limit as may be imposed by the Code), for each calendar year in which the Participant participates in the Plan (or any other employee stock purchase plan described in this sentence).

12.2   **Pro Rata Allocation.** In the event the number of shares of Stock which might be purchased by all Participants in the Plan exceeds the number of shares of Stock available in the Plan, the Company shall make a pro rata allocation of the remaining shares in as uniform a manner as shall be practicable and as the Company shall determine to be equitable. Any fractional share of Stock remaining from a pro rata allocation under this Section shall be disregarded.

12.3   **Rights as a Stockholder and Employee.** A Participant shall have no rights as a stockholder by virtue of the Participant's participation in the Plan until the date of the issuance of a stock certificate for the shares of Stock being purchased pursuant to the exercise of the Participant's Purchase Right. No adjustment shall be made for cash dividends or distributions or other rights for which the record date is prior to the date such stock certificate is issued. Nothing herein shall confer upon a Participant any right to continue in the employ of the Participating Company Group or interfere in any way with any right of the Participating Company Group to terminate the Participant's employment at any time. Nothing in this Plan affects the Participating Company Group's right to (a) adjust, reclassify, reorganize, or otherwise change its capital or business structure; (b) merge, consolidate, dissolve, liquidate, sell, or transfer any part of its business or assets; or (c) act as considered necessary or appropriate.

13. **Withdrawal.**

13.1   **Withdrawal From an Offering.** A Participant may withdraw from an Offering by signing and delivering to the Company's payroll or other designated office a written notice of withdrawal on a form provided by the Company for such purpose. Such withdrawal may be elected at any time prior to the end of an Offering Period. Unless otherwise indicated, withdrawal from an Offering shall not result in a withdrawal from the Plan or any succeeding Offering therein. A Participant is prohibited from again participating in an Offering at any time following withdrawal from such Offering. The Company may impose, from time to time, a requirement that the notice of withdrawal be on file with the Company's payroll office or other designated office for a reasonable period prior to the effectiveness of the Participant's withdrawal from an Offering.

13.2   **Withdrawal from the Plan.** A Participant may withdraw from the Plan by signing and delivering to the Company's payroll office or other designated office a written notice of withdrawal on a form provided by the Company for such purpose. Withdrawals made after a Purchase Date shall not affect shares of Stock acquired by the Participant on such Purchase Date. In the event a Participant voluntarily elects to withdraw from the Plan, the Participant may not resume participation in the Plan during the same Offering Period, but may participate in any subsequent Offering under the Plan by again satisfying the requirements of Sections 5 and 7.1. The Company may impose, from time to time, a requirement that the notice of withdrawal be on file with the Company's payroll office or other designated office for a reasonable period prior to the effectiveness of the Participant's withdrawal from the Plan.

13.3   **Return of Payroll Deductions.** Upon a Participant's withdrawal from an Offering or the Plan pursuant to Sections 13.1 or 13.2, respectively, the Participant's accumulated payroll deductions which have not been applied toward the purchase of shares of Stock shall be returned as soon as practicable after the withdrawal, without the payment of any interest, to the Participant, and the Participant's interest in the Offering or the Plan, as applicable, shall terminate. Such accumulated payroll deductions may not be applied to any other Offering under the Plan.

14.   **Termination of Employment or Eligibility.** Termination of a Participant's employment with a Participating Company for any reason, including retirement, disability or death or the failure of a Participant to remain an Eligible Employee, shall terminate the Participant's participation in the Plan immediately. In such event, the payroll deductions credited to the Participant's Plan account since the last Purchase Date shall, as soon as practicable, be returned to the Participant or, in the case of the Participant's death, to the Participant's legal representative, and all of the Participant's rights under the Plan shall terminate. Interest shall not be paid on sums returned to a Participant pursuant to this Section 14. A Participant whose participation has been so terminated may again become eligible to participate in the Plan by again satisfying the requirements of Sections 5 and 7.1.

15.   **Transfer of Control.**

15.1   **Definitions.**

(a)   An "Ownership Change Event" shall be deemed to have occurred if any of the following occurs with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of more than fifty percent (50%) of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; or (iv) a liquidation or dissolution of the Company.

(b)   A "Transfer of Control" shall mean an Ownership Change Event or a series of related Ownership Change Events (collectively, the "Transaction") wherein the stockholders of the Company immediately before the Transaction do not retain immediately after the Transaction, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately before the Transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting stock of the Company or the corporation or corporations to which the assets of the Company were transferred (the "Transferee Corporation(s)"), as the case may be. For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting stock of one or more corporations which, as a result of the Transaction, own the Company or the Transferee Corporation(s), as the case may be, either directly or through one or more subsidiary corporations. The Board shall have the right to determine whether multiple sales or exchanges of the voting stock of the Company or multiple Ownership Change Events are related, and its determination shall be final, binding and conclusive.

15.2   **Effect of Transfer of Control on Purchase Rights.** In the event of a Transfer of Control, the surviving, continuing, successor, or purchasing corporation or parent corporation thereof, as the case may be (the "Acquiring Corporation"), may assume the Company's rights and obligations under the Plan or substitute substantially equivalent Purchase Rights for stock of the Acquiring Corporation. If the Acquiring Corporation elects not to assume or substitute for the outstanding Purchase Rights, the Board shall, notwithstanding any other provision herein to the contrary, adjust the Purchase Date of the then current Offering Period to a date immediately before the date of the Transfer of Control, but shall not adjust the number of shares of Stock subject to any Purchase Right. All Purchase Rights which are neither assumed or substituted for by the Acquiring Corporation in connection with the Transfer of Control nor exercised as of the date of the Transfer of Control shall terminate and cease to be outstanding effective as of the date of the Transfer of Control. Notwithstanding the foregoing, if the corporation the stock of which is subject to the outstanding Purchase Rights immediately prior to an Ownership Change Event described in Section 15.1(a)(i) constituting a Transfer of Control is the surviving or continuing corporation and immediately after such Ownership Change Event less than fifty percent (50%) of the total combined voting power of its voting stock is held by another corporation or by other corporations that are members of an affiliated group within the meaning of Section 1504(a) of the Code without regard to the provisions of Section 1504(b) of the Code, the outstanding Purchase Rights shall not terminate unless the Board otherwise provides in its sole discretion.

16. **Nontransferability of Purchase Rights.** A Purchase Right may not be transferred in any manner otherwise than by will or the laws of descent and distribution and shall be exercisable during the lifetime of the Participant only by the Participant. Any attempt to pledge, assign or transfer such Purchase Rights or accumulated payroll deductions shall be treated as an election to withdraw from the Plan. The Company, in its absolute discretion, may impose such restrictions on the transferability of the shares purchasable upon the exercise of a Purchase Right as it deems appropriate and any such restriction shall be set forth in the respective subscription agreement and may be referred to on the certificates evidencing such shares.

17. **Reports.** Each Participant who exercised all or part of his or her Purchase Right for an Offering Period shall receive, as soon as practicable after the Purchase Date, a report of such Participant's Plan account setting forth the total payroll deductions accumulated, the number of shares of Stock purchased, the Purchase Price for such shares, the date of purchase and the remaining cash balance to be refunded or retained in the Participant's Plan account pursuant to Section 11.2, if any. Each Participant shall be provided information concerning the Company equivalent to that information generally made available to the Company's common stockholders.

18. **Restriction on Issuance of Shares.** The issuance of shares under the Plan shall be subject to compliance with all applicable requirements of foreign, federal or state law with respect to such securities. A Purchase Right may not be exercised if the issuance of shares upon such exercise would constitute a violation of any applicable foreign, federal or state securities laws or other law or regulations. In addition, no Purchase Right may be exercised unless (a) a registration statement under the Securities Act of 1933, as amended, shall at the time of exercise of the Purchase Right be in effect with respect to the shares issuable upon exercise of the Purchase Right, or (b) in the opinion of legal counsel to the Company, the shares issuable upon exercise of the Purchase Right may be issued in accordance with the terms of an applicable exemption from the registration requirements of said Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares under the Plan shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to the exercise of a Purchase Right, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation, and to make any representation or warranty with respect thereto as may be requested by the Company.

19. **Legends.** The Company may at any time place legends or other identifying symbols referencing any applicable foreign, federal or state securities law restrictions or any provision convenient in the administration of the Plan on some or all of the certificates representing shares of Stock issued under the Plan. The Participant shall, at the request of the Company, promptly present to the Company any and all certificates representing shares acquired pursuant to a Purchase Right in the possession of the Participant in order to carry out the provisions of this Section. Unless otherwise specified by the Company, legends placed on such certificates may include but shall not be limited to the following:

"THE SHARES EVIDENCED BY THIS CERTIFICATE WERE ISSUED BY THE CORPORATION TO THE REGISTERED HOLDER UPON THE PURCHASE OF SHARES UNDER AN EMPLOYEE STOCK PURCHASE PLAN AS DEFINED IN SECTION 423 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE TRANSFER AGENT FOR THE SHARES EVIDENCED HEREBY SHALL NOTIFY THE CORPORATION IMMEDIATELY OF ANY TRANSFER OF THE SHARES BY THE REGISTERED HOLDER HEREOF. THE REGISTERED HOLDER SHALL HOLD ALL SHARES PURCHASED UNDER THE PLAN IN THE REGISTERED HOLDER'S NAME (AND NOT IN THE NAME OF ANY NOMINEE)."

20.	**Notification of Sale of Shares**. The Company may require the Participant to give the Company prompt notice of any disposition of shares acquired by exercise of a Purchase Right within two years from the date of granting such Purchase Right or one year from the date of exercise of such Purchase Right. The Company may require that until such time as a Participant disposes of shares acquired upon exercise of a Purchase Right, the Participant shall hold all such shares in the Participant's name (and not in the name of any nominee) until the lapse of the time periods with respect to such Purchase Right referred to in the preceding sentence. The Company may direct that the certificates evidencing shares acquired by exercise of a Purchase Right refer to such requirement to give prompt notice of disposition.

21.	**Amendment or Termination of the Plan**. The Plan shall terminate on the earliest to occur of (i) the date on which all available shares are issued; or (ii) the date on which the outstanding Purchase Rights are exercised in connection with a Transfer of Control. The Board may at any time amend or terminate the Plan, except that (a) such termination shall not affect Purchase Rights previously granted under the Plan, except as permitted under the Plan, and (b) no amendment may adversely affect a Purchase Right previously granted under the Plan (except to the extent permitted by the Plan or as may be necessary to qualify the Plan as an employee stock purchase plan pursuant to Section 423 of the Code or to obtain qualification or registration of the shares of Stock under applicable foreign, federal or state securities laws). In addition, an amendment to the Plan must be approved by the stockholders of the Company within twelve (12) months of the adoption of such amendment if such amendment would (a) authorize the sale of more shares than are authorized for issuance under the Plan; or (b) change the definition of the corporations that may be designated by the Board as Participating Companies; or (c) materially modify the eligibility requirements of the Plan except as required by changes in the Code; or (d) permit payroll deductions with respect to the Plan in excess of 10% of the Participant's compensation; or (e) materially increase the benefits which may accrue under the Plan.

22.	**Miscellaneous**.

22.1	**Beneficiary Designation.** A Participant may designate one or more beneficiaries who may exercise the Participant's rights under the Plan upon the Participant's death. Any beneficiary designation shall be in the written form the Company requires, revoke all prior designations by the same Participant, and be effective when filed with the Company during the Participant's lifetime. A married Participant who designates a beneficiary other than a spouse may be required by applicable laws to provide the spouse's consent. If a Participant dies without a properly designated living beneficiary, the Company shall pay any remaining unpaid benefits under the Plan in accordance with the applicable laws of descent and distribution.

22.2	**Severability.** To the extent any term of the Plan is held wholly or partially invalid, illegal, or unenforceable, that term shall be considered modified to the extent necessary to render the remaining portion of the term and any other term valid, legal, and enforceable.

22.3	**Choice of Law.** The Plan is governed by the laws of the State of California, without regard to its conflict-of-law rules, except to the extent U.S. federal law applies.

* * *



COHU, INC.
ATTN: VICKIE SERVIS
17087 VIA DEL CAMPO
SAN DIEGO, CA 92127-1711

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VOTE BY INTERNET
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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/COHU2026**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

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V88810-P46625

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THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

COHU, INC.

The Board of Directors recommends you vote FOR the following:

1. Election of three (3) Class 1 directors, for a term of three years each.

Nominees:	For	Against	Abstain
1a. William E. Bendush	☐	☐	☐
1b. Karen M. Rapp	☐	☐	☐
1c. Nina L. Richardson	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2, 3, 4, 5, and 6.	For	Against	Abstain
2. Advisory vote to approve our Named Executive Officer compensation, or "Say-on-Pay."	☐	☐	☐
3. Approve an amendment to our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 90,000,000 to 150,000,000 shares.	☐	☐	☐
4. Approve the Cohu, Inc. 2026 Equity Incentive Plan.	☐	☐	☐
5. Approve the Amended and Restated Cohu, Inc. 1997 Employee Stock Purchase Plan.	☐	☐	☐
6. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2026.	☐	☐	☐

NOTE: Transaction of other business as may properly come before the annual meeting (including any adjournment or postponement thereof).

To cumulate votes as to a particular nominee as explained in the Proxy Statement, check the box to the right then indicate the name(s) and the number of votes to be given to such nominee(s) on the reverse side of this card. **Please do not check the box unless you want to exercise cumulative voting.** ☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com

V88811-P46625

COHU, INC.
Annual Meeting of Stockholders
May 15, 2026 1:00 PM PT
This proxy is solicited by the Board of Directors

The stockholder(s) hereby appoint(s) Luis Müller and Jeffrey Jones, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of COHU, Inc. that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held at 1:00 PM PT on May 15, 2026, virtually at www.virtualshareholdermeeting.com/COHU2026, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Cumulative Voting Instructions: ______________________________

____

(If you noted cumulative voting instructions above, please check the corresponding box on the reverse side.)

Continued and to be signed on reverse side

Your **Vote** Counts!

COHU, INC.

2026 Annual Meeting
Vote by May 14, 2026
11:59 PM ET



COHU, INC.
ATTN: VICKIE SERVIS
17087 VIA DEL CAMPO
SAN DIEGO, CA 92127-1711

V88836-P46625

You invested in COHU, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the stockholder meeting to be held on May 15, 2026.**

Get informed before you vote

View the Notice and Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 1, 2026. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

 For complete information and to vote, visit **www.ProxyVote.com**

Control #

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 **Vote Virtually at the Meeting***

May 15, 2026
1:00 PM PT

Virtually at:
www.virtualshareholdermeeting.com/COHU2026

*Please check the meeting materials for any special requirements for meeting attendance.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. Election of three (3) Class 1 directors, for a term of three years each.	
Nominees:	
1a. William E. Bendush	✔ For
1b. Karen M. Rapp	✔ For
1c. Nina L. Richardson	✔ For
2. Advisory vote to approve our Named Executive Officer compensation, or "Say-on-Pay."	✔ For
3. Approve an amendment to our Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 90,000,000 to 150,000,000 shares.	✔ For
4. Approve the Cohu, Inc. 2026 Equity Incentive Plan.	✔ For
5. Approve the Amended and Restated Cohu, Inc. 1997 Employee Stock Purchase Plan.	✔ For
6. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2026.	✔ For
NOTE: Transaction of other business as may properly come before the annual meeting (including any adjournment or postponement thereof).	

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